FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2020
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒

BANCO SANTANDER, S.A.
________________________

PART 1. INTERIM CONSOLIDATED DIRECTORS' REPORT

Interim Consolidated Directors' Report	2020
First half

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Jun-20	Mar-20%		Jun-20	Jun-19%		Dec-19
Total assets	1,572,881	1,540,359	2.1	1,572,881	1,512,096	4.0	1,522,695
Loans and advances to customers	934,796	935,407	(0.1)	934,796	908,235	2.9	942,218
Customer deposits	846,832	815,459	3.8	846,832	814,751	3.9	824,365
Total funds	1,039,996	1,006,948	3.3	1,039,996	1,032,769	0.7	1,050,765
Total equity	91,859	106,113	(13.4)	91,859	109,985	(16.5)	110,659
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios

INCOME STATEMENT (EUR million)	Q2'20	Q1'20%		H1'20	H1'19%		2019
Net interest income	7,715	8,487	(9.1)	16,202	17,636	(8.1)	35,283
Total income	10,459	11,809	(11.4)	22,268	24,436	(8.9)	49,229
Net operating income	5,341	6,220	(14.1)	11,561	12,849	(10.0)	25,949
Profit before tax	(8,301)	1,891	—	(6,410)	6,531	—	12,543
Attributable profit to the parent	(11,129)	331	—	(10,798)	3,231	—	6,515
Changes in constant euros:
Q2'20 / Q1'20: NII: -1.9%; Total income: -4.6%; Net operating income: -6.1%; Attributable profit: +/-
H1'20 / H1'19: NII: -0.2%; Total income: -1.1%; Net operating income: -0.9%; Attributable profit: +/-

EPS, PROFITABILITY AND EFFICIENCY (%)	Q2'20	Q1'20%		H1'20	H1'19%		2019
EPS (euros)	(0.679)	0.012	—	(0.667)	0.181	—	0.362
RoE	(7.06)	1.47		(9.28)	7.41		6.62
RoTE	5.19	2.04		1.73	10.51		11.44
RoA	(0.38)	0.18		(0.51)	0.60		0.54
RoRWA	(1.02)	0.45		(1.34)	1.48		1.33
Efficiency ratio	47.4	47.2		47.3	47.4		47.0

UNDERLYING INCOME STATEMENT (1) (EUR million)	Q2'20	Q1'20%		H1'20	H1'19%		2019
Net interest income	7,715	8,487	(9.1)	16,202	17,636	(8.1)	35,283
Total income	10,704	11,814	(9.4)	22,518	24,436	(7.8)	49,494
Net operating income	5,628	6,237	(9.8)	11,865	12,849	(7.7)	26,214
Profit before tax	1,885	1,956	(3.6)	3,841	7,579	(49.3)	14,929
Attributable profit to the parent	1,531	377	306.1	1,908	4,045	(52.8)	8,252
Changes in constant euros:
Q2'20 / Q1'20: NII: -1.9%; Total income: -2.5%; Net operating income: -1.6%; Attributable profit: +420.9%
H1'20 / H1'19: NII: -0.2%; Total income: 0.0%; Net operating income: +1.7%; Attributable profit: -47.5%

UNDERLYING EPS AND PROFITABILITY (1) (%)	Q2'20	Q1'20%		H1'20	H1'19%		2019
Underlying EPS (euros)	0.084	0.014	487.4	0.098	0.231	(57.5)	0.468
Underlying RoE	6.62	1.52		3.98	8.24		8.38
Underlying RoTE	8.93	2.11		5.44	11.68		11.79
Underlying RoA	0.43	0.18		0.31	0.66		0.65
Underlying RoRWA	1.14	0.46		0.80	1.62		1.61

SOLVENCY (2) AND NPL RATIOS (%)	Jun-20	Mar-20	Jun-20	Jun-19	Dec-19
CET1	11.84	11.58	11.84	11.30	11.65
Fully loaded Total capital ratio	15.46	15.08	15.46	14.80	15.02
NPL ratio	3.26	3.25	3.26	3.51	3.32
Coverage ratio	72	71	72	68	68

MARKET CAPITALISATION AND SHARES	Jun-20	Mar-20%		Jun-20	Jun-19%		Dec-19
Shares (millions)	16,618	16,618	0.0	16,618	16,237	2.3	16,618
Share price (euros)	2.175	2.218	(2.0)	2.175	4.081	(46.7)	3.730
Market capitalisation (EUR million)	36,136	36,859	(2.0)	36,136	66,253	(45.5)	61,986
Tangible book value per share (euros)	4.00	4.21		4.00	4.30		4.36
Price / Tangible book value per share (X)	0.54	0.53		0.54	0.95		0.86

OTHER DATA	Jun-20	Mar-20%		Jun-20	Jun-19%		Dec-19
Number of shareholders	4,080,201	4,043,974	0.9	4,080,201	4,054,208	0.6	3,986,093
Number of employees	194,284	194,948	(0.3)	194,284	201,804	(3.7)	196,419
Number of branches	11,847	11,902	(0.5)	11,847	13,081	(9.4)	11,952

(1) In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures, including the figures related to “underlying” results, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. Further details are provided on page 14 of this report.

For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2019 Annual Financial Report, published in the CNMV on 28 February 2020, our 20-F report for the year ending 31 December 2019 registered with the SEC in the United States as well as the “Alternative performance measures” section of the annex to this report.

(2) Data applying the IFRS 9 transitional arrangements.

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Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Response to COVID-19 crisis

In order to support the global effort being made to combat COVID-19, Grupo Santander is implementing various measures to protect our stakeholders. The most relevant measures are detailed below, focused on six main dimensions:

Contingency plan	Health of our employees

Preserving our business and critical functions in stress conditions is essential to providing our services to customers to our usual high standards. Consequently, the Group has the necessary contingency plans, which incorporate simulations of stress scenarios, that have enabled us to face the current situation with suitable preparation and knowledge.

In February, in line with our Special Situations Management Framework, the highest level Corporate Special Situation Committees were activated to ensure an early and coordinated response in all geographic areas, where Local Committees were also activated according to the spread of the pandemic and local government responses. The contingency plans were implemented through these committees including the participation of local senior management (Country Heads, Local Special Situations Management Directors, Local Directors, etc.).
Our Contingency Plans ensured the operational continuity of business in all geographic areas, identifying their critical businesses and, among other measures, segregating teams and technological infrastructures, establishing shifts between critical employees and their back-ups, as well as increasing the capacity of systems and lines, carried out by the Technology and Operations area.
Consequently, none of our units' operational continuity was compromised, nor did they record any relevant incidents. At the same time, we continued to serve our customers with the utmost attention.

Our priority was to safeguard the health and safety of our employees. During the different phases of the confinement, both tightening and relaxing of measures, in which some countries still find themselves:
•We have provided all our employees special safety and protection measures:
–We redefined our way of working to adapt to remote working, reaching more than 110,000 employees working from home.
–We ensured the physical and mental well-being of the employees who continued to work in our offices, or face to face with customers. These measures included providing masks, gloves and protective screens, as well as the reorganisation of physical space to ensure the recommended social distance, combined with strict personal hygiene measures.
–Financial well-being was also covered, offering various financial support measures to help employees who are experiencing financial difficulties, such as flexible loans or salary advances.
•On the other hand, our training and development programmes were adapted to a new online format. In particular, those related to project management, leadership and remote working efficiency attracted great interest.
•Lastly, we started to gradually return to the usual workplaces in some countries at the end of May, always following the recommendations of local governments, respecting the individual needs of each employee and based on three pillars: development and implementation of health and safety protocols, prioritisation and monitoring the health status of our employees, and tracking and tracing (through health apps).

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4	January - June 2020

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Response to COVID-19 crisis

Customers	Business, liquidity and risks

Santander has implemented measures to ensure the health and safety of its customers and foster their economic resilience during the crisis in all countries. Of note were:
•Provide liquidity and credit facilities for businesses facing hardship.
•Facilitate payment deferrals and payment holidays in many of our markets.
•Temporary option to increase credit card and overdraft limits.
•Proactive support for vulnerable customers trying to cover their needs.
•Temporary reduction and suspension of fees (withdrawals from ATMs, interest free online purchases, bank transfers, etc.).
•Ensure COVID-19 health insurance coverage.
•Specialised teams to advise customers facing financial difficulties.
We are continuously adapting the branch network, ensuring the continuity of service in the branch network. Currently, around 90% of our branches are open. On the other hand, we strengthened our contact centres' capabilities, which has enabled us to increase the volume of services by 16% on average compared to normal times.
The Group is actively supporting our customers through various relief programmes, especially those that are more vulnerable, monitoring their performance and payment capacity as well as ensuring that business continuity plans remain effective so that we can keep serving our clients under the highest quality standards.
The Bank is reassessing the situation as the pandemic evolves in each market, and taking action according to the specific needs of every country.

In the second quarter, business performance continued its growth trajectory recorded in the previous quarter. Group loans and advances to customers excluding the exchange rate impact increased 6% and customer funds 7% year-on-year.
During the second quarter, the recovery of pre-COVID-19 new business levels in the individuasl segment (mortgages and consumer finance) began, mainly in Europe and the US. On the other hand, activity in large corporates stood at more normal levels, following the sharp increase recorded in March, and SMEs and corporates reflected the state-guaranteed programmes.
Since the beginning of the crisis, liquidity has been closely monitored in the parent bank and our subsidiaries, and preventive management measures were carried out to strengthen its position.
Our liquidity position has remained solid at all times. The Group's LCR ratio was 175%, the parent bank's was 193% and all our subsidiaries stood above 130%, at the end of the first half. In addition, central banks have adopted measures to provide significant liquidity to the system.
Regarding risks, the main indicators are also continuously monitored, and maintain a robust credit quality supported by mitigation measures and volume increases.
In the first half of the year, we recorded provisions amounting to EUR 7,027 million, 63% more than in the same period of 2019 (+78% excluding the exchange rate impact).
In addition, due to the deterioration of the economic outlook, the Bank has adjusted the valuation of its goodwill ascribed to several subsidiaries and deferred tax assets for EUR 12.6 billion.
This adjustment has no impact on the Bank's liquidity or market and credit risk position, and is neutral in CET1 capital.

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Response to COVID-19 crisis

Society	Information for stakeholders

One of our main priorities is to contribute to the well-being of society as a whole. We have implemented actions and mobilised resources together with governments and institutions to help society combat the health crisis.
Santander All. Together. Now. is the motto that brings together the Group's collective efforts around the world to stand beside the people who need it the most at this time. This effort has succeeded in mobilising more than EUR 100 million dedicated to solidarity initiatives to fight COVID-19. The main initiatives adopted are:
•Creation of a solidarity fund to acquire medical equipment and materials, and to support organisations in the fight against COVID-19. This fund is primarily financed by contributions from senior management, employees and the Group's subsidiaries, as well as contributions from third parties. As a starting point, the Executive Chairman and the CEO, have renounced 50% of their total compensation in 2020 and non-executive directors 20% of their total remuneration. The Group has created employee funds in most of the countries where it operates.
•Supporting different projects and social initiatives to protect the vulnerable groups most impacted by the effects of the pandemic.
•Santander Universidades reallocated funds to support collaboration projects with universities to face the health and educational challenges arising from the COVID-19 crisis, scholarships to foster online education during the confinement period and support the most disadvantaged students. The Bank also launched Santander X Tomorrow Challenge, with the aim of supporting creativity and and entrepreneurs' capacity to contribute the best solutions to the major post-COVID-19 challenges.
•Launch of Overcome Together, an open and accessible space for individuals and companies, both customers and non-customers, which contains information and resources to help overcome the situation arising from COVID-19. It is available in Spain, Portugal, Mexico, Brazil, Uruguay, Chile, Poland, Argentina, the UK and Openbank.
•Santander, together with another financial entity, developed and provided the Mexican Government the free use of a digital platform that will help the population to generate a COVID-19 self-diagnosis (personal and for a family), where relevant information about the pandemic is available.
We will continue to monitor the situation in order to continue to contribute to minimise the impact of COVID-19 on society.

Based on transparency and anticipation, the Group continued to be proactive in keeping our people, customers, shareholders and investors informed at all times. We followed various initiatives during the different phases of the pandemic:
•To stay close to all our employees, we sent out newsletters in most of our markets including updates on the health crisis. We reported on measures, policies and recommendations related to prevention and protection. Advice was also given on how to reconcile work and family life, as well as different proposals for leisure and health-related activities.
•We continued to issue communications to customers encouraging the use of digital channels, cybersecurity tips, new branch opening hours and functionality and all information regarding the public and the Bank's own support measures.
•In order to protect the health of our shareholders, Santander held its first ever general shareholder's meeting via remote channels from Ciudad Grupo Santander.
Clear, regular communication is very important for us as a Group. The Bank's senior management (Group executive chairman, Group CEO, Heads of Division and Country Heads) have been in regular contact with all teams. Of note were the five Ask Ana events held to report on the Group's situation and answer questions from employees.
The main measures announced by each country can be found on the Group's website (www.santander.com).
Santander’s outstanding COVID-19 response and support to SMEs was recognised by Euromoney:
•Euromoney has praised Santander's response to the COVID-19 crisis in Europe (Western and Central and Eastern Europe) with an “Excellence in Leadership” award. The magazine commended Santander for the way it managed the health and economic crisis for its employees, clients, business and the society in general.
•Euromoney also recognised the valuable support that Santander is providing to SMEs during the crisis and more generally with the Best Bank for SMEs in Western Europe and Latin America awards. Furthermore, the magazine’s editors acknowledged Santander as Best Bank in Spain and Portugal, and Best Investment Bank in Portugal.

Banco Santander, awarded by Euromoney as:

Western Europe's Best Bank for SMEs
Latin America's Best Bank for SMEs

Thank
you

We want to dedicate these awards to our employees and customers, specially SMEs for trusting us even during difficult times.
This is our mission, to help people and businesses prosper in a responsible way.

#TheRightWay

Santander

6	January - June 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Business model

Our business model is based on three pillars

1. Our scale Local scale and global reach	2. Customer focus Unique personal banking relationships strengthen customer loyalty	3. Diversification Our geographic and business diversification makes us more resilient under adverse circumstances

•Local scale based on three geographic regions, where we maintain a leadership position in our 10 core markets.
•Global reach backed by our global businesses, enabling greater collaboration across the Group to generate higher revenue and efficiencies.

•We serve 146 million customers, in markets with a total population of more than one billion people.
•We have over 100,000 people talking to our customers every day in our c.12,000 branches and contact centres.

•Geographic diversification in three regions, with a good balance between mature and developing markets.
•Global businesses that strengthen our local franchises.
•Santander Global Platform supports the digital transformation across the Group.

1. Market share in lending as of March 2020 including only privately-owned banks. UK benchmark refers to the mortgage market.	2. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.	Note. Underlying attributable profit contribution by region, excluding Santander Global Platform and Corporate Centre.
Our corporate culture: Santander Way
The Santander Way reflects our purpose, our aim, and how we do business. It is the bedrock on which we are building a more responsible bank.

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Group performance

GROWTH
In the quarter, the Group continued to provide significant financial support to customers to help them overcome the consequences of the pandemic
We are starting to see signs of normalisation in lending trends with mortgage and consumer lending recovering in June. The SME and corporate segments, backed by government-guaranteed programmes, and CIB decreased from the peak in April.
On a year-on-year basis, strong negative exchange rate impact (-5/-6 pp). In constant euros, gross loans and advances to customers (excluding reverse repos) grew 6% and customer funds (excluding repos) rose 7%, both with the 10 core markets growing, except customer funds in Spain.

Activity Jun-20 / Jun-19
% change in constant euros

+4%
Individuals
+11%
	+11%		Demand
SMEs and corporates
+6%			+1%
		+7%	Time
+14%
	CIB and institutions		-1%
Mutual funds

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

In the current environment, digital penetration is accelerating. We reached almost 40 million digital customers (+15% year-on-year), mobile customers exceeded 32 million (+5.8 million in 12 months) and digital sales represented 47% of total sales in the quarter (36% in 2019).
Loyal customers rose nearly 1 million year-on-year, with growth both in individuals and corporates.

Digital customers			Digital sales
Million			% of total sales
39.9
47%
34.8		+15%
36%

Jun-19	Jun-20		2019	Q2'20

PROFITABILITY
Despite these difficult circumstances, our operating performance has been strong...
In the first half of the year, results were affected by the deterioration of the economic environment derived from the health crisis and the sharp exchange rate depreciation that distort the year-on-year comparison.
Excluding the exchange rate impact, the underlying performance of the business was strong, supported by resilient customer revenue, cost reductions and robust credit quality.
Net interest income and customer revenue remained stable year-on-year, as the fall in activity and lower interest rates were offset by higher volumes, good market volatility management and the reduction in the cost of deposits.
On the other hand, cost reductions were ahead of plan, as costs fell 5% in real terms and excluding the FX impact, due to the optimisation plans carried out in recent years, together with the additional savings measures adopted from the beginning of the crisis.
As a result, net operating income increased 2% to EUR 11,865 million, primarily driven by the positive performance in Latin America, Santander Corporate & Investment Banking and Wealth Management & Insurance.
The efficiency ratio stood at around 47%, one of the best among our peers.

Efficiency ratio
%

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Group performance
PROFITABILITY
… and profit affected by higher loan-loss provisions and valuation adjustments
Loan-loss provisions rose significantly to EUR 7,027 million, driven by lending growth and the expected macro-economic deterioration.
In addition, as a result of the economic outlook, lower for longer interest rates and the increase of discount rates, the Bank has adjusted the valuation of its goodwill ascribed to several units and deferred tax assets for a total of EUR 12.6 billion.
This adjustment has no impact on the Bank's liquidity or market and credit risk position, is neutral in CET1 capital and do not change the strategic importance of any of the Group's markets. The Group remains confident in the potential for the long-term value creation in each of its regions and markets.
This results in an attributable loss of EUR 10,798 million.

Attr. profit to the parent	Earnings per share
EUR million	EUR

Before these adjustments and restructuring costs, underlying attributable profit was EUR 1,908 million, 53% lower year-on-year (-48% excluding the exchange rate impact).
Underlying RoTE was 5.4% and underlying RoRWA 0.80%.

RoTE
%
■ Total ■ Underlying*
(*) Excluding net capital gains and provisions
STRENGTH
CET1 ratio at the top end of our target range and cost of credit in line with our 140-150 bps year-end expectation
The CET1 ratio increased 26 bps in the quarter to 11.84%, driven by the net impact from the strong organic generation, a positive regulatory impact (mainly CRR2 quick fix) and a negative impact primarily from corporate operations pensions and markets. This results in a Group CET1 management buffer of 298 bps post- COVID-19 compared to 189 bps pre-COVID-19.
Net tangible equity per share (TNAV) in June 2020 was EUR 4.00 and declined 5% since March, due to the net effect from the adjustment of deferred tax assets, exchange rates and markets, partially offset by the organic generation in the quarter.

CET1*	TNAV per share
%	Euros
(*) Using the IFRS 9 transitional arrangement

Risk management remained focused on minimising the impacts arising from the health crisis.
The cost of credit in the first half was in line with out year-en expectation of 140-150 bps and credit quality benefited from mitigation measures and volume increases, reflected in the 25 bp fall year-on-year (+1 bp in the quarter) of the NPL ratio and higher coverage (72%, +4 pp year-on-year).

Cost of credit	NPL ratio and coverage
%	%
■ Jun-19 ■ Jun-20

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Group performance

10	January - June 2020

Response to the COVID-19 crisis Business model	Group financial information	Financial information by segments	Responsible banking Corporate governance Santander share	Appendix
Income statement
GRUPO SANTANDER RESULTS
•The Group's results were affected by the health crisis caused by the spread of COVID-19, which is reflected in a weaker economic environment, lower for longer interest rates and a sharp depreciation of some currencies.
•Total income fell, affected by exchange rates. Excluding their impact, it remained stable as the decrease in activity and lower interest rates were offset by higher volumes, sound management of market volatility and the lower cost of deposits.
•Acceleration in cost reductions, ahead of schedule in the optimisation plans implemented in recent years, along with additional measures adopted since the start of the crisis.
•Greater loan-loss provisions, amounting to EUR 7,027 million due to credit growth, the expected deterioration in economic conditions due to the pandemic and its impact on the deterioration of the portfolio’s credit quality.
•In addition, as a result of the worsening economic outlook, adjustments to the goodwill ascribed to some units and to deferred tax assets have been made totalling EUR 12,600 million, which results in an attributable profit to the Group of negative EUR 10,798 million.
•Excluding the above adjustments and restructuring costs, attributable profit to the parent would have been EUR 1,908 million, with net operating income of EUR 11,865 million, 2% more in constant euros than at the end of the first half of 2019.

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Income statement

Grupo Santander. Summarised income statement
EUR million
			Change				Change
	Q2'20	Q1'20%		% excl. FX	H1'20	H1'19%		% excl. FX
Net interest income	7,715	8,487	(9.1)	(1.9)	16,202	17,636	(8.1)	(0.2)
Net fee income (commission income minus commission expense)	2,283	2,853	(20.0)	(13.1)	5,136	5,863	(12.4)	(4.0)
Gains or losses on financial assets and liabilities and exchange differences (net)	786	287	173.9	174.8	1,073	511	110.0	137.6
Dividend income	208	57	264.9	265.4	265	361	(26.6)	(26.1)
Share of results of entities accounted for using the equity method	(233)	98	—	—	(135)	306	—	—
Other operating income / expenses	(300)	27	—	—	(273)	(241)	13.3	72.7
Total income	10,459	11,809	(11.4)	(4.6)	22,268	24,436	(8.9)	(1.1)
Operating expenses	(5,118)	(5,589)	(8.4)	(2.9)	(10,707)	(11,587)	(7.6)	(1.4)
Administrative expenses	(4,428)	(4,860)	(8.9)	(3.4)	(9,288)	(10,110)	(8.1)	(1.9)
Staff costs	(2,571)	(2,899)	(11.3)	(6.5)	(5,470)	(6,080)	(10.0)	(4.7)
Other general administrative expenses	(1,857)	(1,961)	(5.3)	1.2	(3,818)	(4,030)	(5.3)	2.3
Depreciation and amortisation	(690)	(729)	(5.3)	0.4	(1,419)	(1,477)	(3.9)	2.6
Provisions or reversal of provisions	(240)	(374)	(35.8)	(31.0)	(614)	(1,916)	(68.0)	(67.5)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,096)	(3,934)	(21.3)	(15.4)	(7,030)	(4,368)	60.9	76.3
o/w: net loan-loss provisions	(3,108)	(3,919)	(20.7)	(14.4)	(7,027)	(4,313)	62.9	78.5
Impairment on other assets (net)	(10,227)	(14)	—	—	(10,241)	(27)	—	—
Gains or losses on non financial assets and investments, net	9	18	(50.0)	(50.0)	27	250	(89.2)	(89.2)
Negative goodwill recognised in results	6	—	—	—	6	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(94)	(25)	276.0	276.0	(119)	(257)	(53.7)	(53.1)
Profit or loss before tax from continuing operations	(8,301)	1,891	—	—	(6,410)	6,531	—	—
Tax expense or income from continuing operations	(2,684)	(1,244)	115.8	126.4	(3,928)	(2,449)	60.4	82.7
Profit from the period from continuing operations	(10,985)	647	—	—	(10,338)	4,082	—	—
Profit or loss after tax from discontinued operations	—	—	—	—	—	—	—	—
Profit for the period	(10,985)	647	—	—	(10,338)	4,082	—	—
Attributable profit to non-controlling interests	(144)	(316)	(54.4)	(51.4)	(460)	(851)	(45.9)	(41.4)
Attributable profit to the parent	(11,129)	331	—	—	(10,798)	3,231	—	—

EPS (euros)	(0.679)	0.012	—		(0.667)	0.181	—
Diluted EPS (euros)	(0.677)	0.011	—		(0.666)	0.180	—

Memorandum items:
Average total assets	1,558,854	1,536,725	1.4		1,548,851	1,492,954	3.7
Average stockholders' equity	92,528	99,221	(6.7)		95,803	98,191	(2.4)
è Evolution of results compared to the first half of 2019
The main lines of the profit and loss account are detailed below.
The Group presents, both at the total level and for each of the business units, the real changes in euros produced in the income statement, as well as variations excluding the exchange rate effect (FX), on the understanding that the latter provide a better analysis of the Group’s management. For the Group as a whole, the exchange rate impact was -8 percentage points in revenue and -6 percentage points in costs.
▶ Revenue
Revenue totalled EUR 22,268 million in the first half, down 9%. If the FX impact is taken out, total income remained resilient, in line with last year, due to customer relationships and the strength that our geographical and business diversification provides. Net interest income and net fee income accounted for over 95% of total revenue. By line:
•Net interest income amounted to EUR 16,202 million, 8% less than in the same period of 2019. Stripping out the exchange rate impact, it remained stable (-0.2%), the net effect of the increase in revenue from higher lending and deposit volumes and the reduction in revenue from lower interest rates in many markets, regulatory impacts (mainly in Brazil and Poland) and increased liquidity buffer costs.

Net interest income
EUR million
constant euros

12	January - June 2020

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Income statement

7,981
8,247
8,296
8,319
8,177
8,025
8,682
8,954
8,806
8,841
8,487
7,715
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

Net interest income was very heterogeneous among units. On the one hand, there were increases in SCF, Mexico and Brazil, due to higher volumes, Chile, due to higher inflation, and Argentina, due to the placement of excess liquidity. There were decreases in Portugal and Spain due to lower interest rates, on top of the lower average volumes and smaller ALCO portfolio in Spain, the UK, impacted by the base rate cut and SVR attrition, Poland, due to a one-off provision for the CJEU judgement on consumer loans, and the United States, driven by lower interest rates which cancelled out growth in average volumes.
•Net fee income fell 12% to EUR 5,136 million. Excluding the exchange rate impact, it was down 4% compared to the first six months of 2019. This item has been the most affected by the health crisis, reflecting lower client transactionality. Our strategy remains focused on increasing our customer loyalty and growth in higher value-added services and products.
By business, of note was the 20% growth in Santander Corporate & Investment Banking and the 1% increase in Wealth Management & Insurance ( the latter including fees ceded to the branch network). Overall, together the businesses now account for 47% of the Group’s total (SCIB: 16%; WM&I 31%).
By region, there were declines in North and South America (-2% in both cases) and, especially in Europe (-8%), with generalised declines due to lower activity volumes, along with regulatory changes affecting net fee income in Santander Consumer Finance and the UK. On the other hand, "Other Europe", which includes the wholesale banking business in the region, increased net fee income by 58%.

Net fee income
EUR million
constant euros

2,666
2,686
2,780
2,781
2,748
2,388
2,931
2,932
2,955
2,961
2,853
2,283
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

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Income statement
•Gains on financial transactions, accounted for 5% of total income and stood at EUR 1,073 million, double the figure for the first half of 2019 (+138% excluding the exchange rate effect) due to the favourable impact from foreign currency hedging, portfolio sales and market volatility.
•Dividend income was EUR 265 million in the first six months of 2020, 27% lower than in the same period of 2019 (-26% excluding exchange rate effect). This item was affected by the delay or cancellation of dividend payments by several companies.
•The results of entities accounted for using the equity method reflect the lower contribution from the entities associated to the Group.
•Other operating income recorded a loss of EUR 273 million (loss of EUR 241 million in the first half of 2019) due to the greater contribution to the Single Resolution Fund (SRF).
▶ Costs
Operating costs amounted to EUR 10,707 million, 8% lower year-on-year. Excluding the exchange rate impact, costs fell 2%.
In real terms (excluding inflation) costs were down 5%, reflecting the successful management over the last three years, as well as the first impacts of additional savings measures adopted since the beginning of the crisis.
The efficiency ratio was 47.3%, in line with last year, which has enabled Santander to remain one of the most efficient global banks in the world.

Total income
EUR million
constant euros

11,114
11,404
11,775
11,604
11,394
10,873
12,085
12,351
12,466
12,327
11,809
10,459
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

The Group's objective is still to improve our operational capacity while also managing our costs more efficiently and adapted to each region. Therefore, for a better comparison, the trends by region and market are detailed below:
•In Europe, costs strongly reflect the synergies from the recent integrations and additional savings, decreasing 5.9% in nominal terms and 6.8% in real terms, with falls across all markets. There were reductions in Poland (-10.9%), Spain (-10.1%) and Portugal (-5.2%) due to the optimisation efforts, in the UK (-6.3%) due to the savings from our transformation programme, and in Santander Consumer Finance (-4.5%) driven by efficiency projects carried out in several countries and absorbing the perimeter effect.
The cost reduction plan in Europe is ahead of schedule, having already reached 75% of the total expected for the year as a whole.
•In North America, costs fell 0.8% in nominal terms, affected by inflation, as in real terms they were down 2.9% (US -3.8%, Mexico -0.8%). The efficiency ratio in the region declined to 41.5%.
•Finally, in South America, the increase in costs was greatly distorted by the very high inflation in Argentina. Excluding it, costs rose 2.4% in nominal terms but decreased 0.9% in real terms (Brazil: -1.4% and Chile: -0.4%). Efficiency improved in all markets (35.2% for the region as a whole, improving by 1.1 percentage points).
We believe that this management by region and the lessons learnt from the management of the pandemic will enable us to accelerate our transformation in the future and, consequently, further optimise costs while improving customer experience.

Operating expenses
EUR million
constant euros

5,385
5,470
5,522
5,704
5,433
5,274
5,758
5,829
5,722
5,971
5,589
5,118
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

14	January - June 2020

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Income statement
▶ Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 614 million (EUR 1,916 million in the first half of 2019). This line item includes charges for restructuring costs.
▶ Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 7,030 million, up 61% year-on-year in euros and 76% in constant euros.
Loan-loss provisions included in this item amounted to EUR 7,027 million, 63% more than in the same period last year. Stripping out the effect of exchange rates, the increase was 78%, heavily impacted by the effects of the COVID-19 and growth in credit volumes. This includes the provisions overlay of EUR 1,600 million which was recorded in the first quarter and which was been allocated by business unit.
Accordingly, the Group’s cost of credit, calculated as the ratio of loan-loss provisions over the last twelve months to the average investment in the period, increased to 1.26% (1.46% considering the annualised year-to-date provisions).
▶ Impairment on other assets (net)
Every year, usually during the last quarter, the Group evaluates whether an adjustment to the goodwill generated in the acquisition of the subsidiaries is necessary. The accounting rules require this analysis to be carried out earlier should any trigger events occur, which happened in the second quarter of this year, given that the global economic environment has been significantly affected by the COVID-19 crisis.

Net loan-loss provisions
EUR million
constant euros

3,782
3,245
3,919
2,419
2,291
3,108
1,982
1,955
2,435
2,573
2,172
2,141
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

Specifically, the trigger events for this exercise were as follows:
•Changes in the economic environment where a decrease of the GDP is expected in all countries this year and where recovery will take 2 or 3 years.
•A generalised reduction in interest rates, which is expected to last longer than expected before the crisis began.
•The increase of discount rates to reflect greater volatility and risk premiums.
This analysis has resulted in an adjustment in the valuation of goodwill of EUR 10,100 million (Santander UK: EUR 6,101 million; Santander US: EUR 2,330 million; Santander Bank Polska: EUR 1,192 million; Santander Consumer Nordics: 277 million and Other: 200 million). This adjustment does not affect cash generation and has no impact on the Group’s CET1 ratios or tangible net value per share (TNAV).
Consequently, the impairment of other assets (net) in the first half of 2020 amounted to EUR 10,241 million. In the first half of 2019, this line was EUR 27 million.
▶ Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 27 million in the first half of 2020, compared to EUR 250 million in the same period of 2019, when capital gains from the sale of 51% of our stake in Prisma Medios de Pago S.A. and the revaluation of the remaining stake (49%) were recorded.
▶ Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled EUR -119 million in the six months to June 2020, compared to EUR -257 million in the first half of 2019.
▶ Profit before tax
Profit before tax was EUR -6,410 million, affected by the adjustment in the valuation of goodwill, compared to EUR 6,531 million posted in the first half of 2019.
▶ Income tax
As with goodwill, and due to the impact that the crisis arising from COVID-19 may have on the current and future performance of our businesses, an adjustment of EUR 2,500 million has been made to deferred tax assets of the Spanish consolidated fiscal group in the first half of the year. As a result, the total corporate income tax was EUR 3,928 million (EUR 2,449 million in the first half of 2019).

January - June 2020	15

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Income statement
▶ Attributable profit to non-controlling interests
Attributable profit to non-controlling interests amounted to EUR 460 million, down 46% year-on-year (-41% excluding the exchange rate impact), due to lower profit obtained by Group companies, on top of the share buyback in Mexico last year and the increased stake in SC USA.
▶ Attributable profit to the parent
Profit attributable to the parent amounted to EUR -10,798 million in the first half of 2020, compared with EUR 3,231 million in the first six months of 2019. RoTE stood at 1.73% and earnings per share stood at EUR -0.667.

▶ Underlying attributable profit to the parent
The attributable profit to the parent recorded in the first six months was affected, in 2020 and 2019, by results (net of tax) that are outside the ordinary course performance of our business and distort the year-on-year comparison, and are detailed below:
•In the first half of 2020, the valuation adjustment of goodwill ascribed to various Group units of EUR -10,100 million, with the previously detailed breakdown in Impairment on other assets (net), the valuation adjustment to deferred tax assets of the Spanish consolidated fiscal group with an impact of EUR -2,500 million and restructuring costs and other provisions with a net impact of EUR -106 million, of which EUR -46 million were recognised in the first quarter. The total amount of these results was EUR -12,706 million.
•In the first half of 2019, capital gains from the sale of 51% of our stake in the Argentinian entity Prisma Medios de Pago S.A. and the revaluation of the remaining 49% (EUR 150 million), capital losses related to real estate assets in Spain (EUR -180 million), PPI provisions to cover potential claims in the UK (EUR -80 million) and restructuring costs (EUR -704 million). The combined amount of all these totalled EUR -814 million.
Excluding these results from the various P&L lines where they are recorded, and incorporating them separately in the net capital gains and provisions line, the adjusted or underlying attributable profit to the parent was EUR 1,908 million in the first half of 2020 and EUR 4,045 million in the first half of 2019, 53% lower year-on-year (-48% excluding the FX impact), strongly conditioned by the rise in provisions, mostly related to COVID-19.
Before the recording of loan-loss provisions, net operating income (total income less operating expenses) of Grupo Santander was EUR 11,865 million, an 8% decrease year-on-year, though this becomes a 2% increase excluding the FX impact, with the following performance by line and region:
By line:
•Total income remained unchanged driven by net interest income stability and higher gains on financial transactions, offsetting the fall in net fee income and other operating income (lower dividends, lower results of entities accounted for by the equity method and greater contribution to the SRF).
•Costs were 2% lower, with broad-based declines across countries, mainly in Europe, where cost reductions are ahead of schedule as previously mentioned.
By region:
•Europe decreased 10% with falls in most markets (except SCF).
•In North America, net operating income was 2% higher versus 2019. By country, the US fell 3% and Mexico increased 11%.
•In South America, 8% growth with rises of 5% in Brazil, 9% in Chile and 64% in Argentina.
In the first half of 2020, the Group’s underlying RoTE was 5.44%, underlying RoRWA was 0.80% and underlying earnings per share EUR 0.098 (11.68%, 1.62% and EUR 0.231, respectively in the same period of 2019).

16	January - June 2020

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Income statement

Summarised underlying income statement
EUR million			Change				Change
	Q2'20	Q1'20%		% excl. FX	H1'20	H1'19%		% excl. FX
Net interest income	7,715	8,487	(9.1)	(1.9)	16,202	17,636	(8.1)	(0.2)
Net fee income	2,283	2,853	(20.0)	(13.1)	5,136	5,863	(12.4)	(4.0)
Gains (losses) on financial transactions (1)	781	292	167.5	174.8	1,073	511	110.0	137.6
Other operating income	(75)	182	—	—	107	426	(74.9)	(78.0)
Total income	10,704	11,814	(9.4)	(2.5)	22,518	24,436	(7.8)	0.0
Administrative expenses and amortisations	(5,076)	(5,577)	(9.0)	(3.5)	(10,653)	(11,587)	(8.1)	(1.9)
Net operating income	5,628	6,237	(9.8)	(1.6)	11,865	12,849	(7.7)	1.7
Net loan-loss provisions	(3,118)	(3,909)	(20.2)	(14.2)	(7,027)	(4,313)	62.9	78.5
Other gains (losses) and provisions	(625)	(372)	68.0	79.3	(997)	(957)	4.2	11.6
Profit before tax	1,885	1,956	(3.6)	8.8	3,841	7,579	(49.3)	(43.8)
Tax on profit	(208)	(1,260)	(83.5)	(79.7)	(1,468)	(2,679)	(45.2)	(39.0)
Profit from continuing operations	1,677	696	140.9	183.0	2,373	4,900	(51.6)	(46.4)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,677	696	140.9	183.0	2,373	4,900	(51.6)	(46.4)
Non-controlling interests	(146)	(319)	(54.2)	(51.1)	(465)	(855)	(45.6)	(41.1)
Net capital gains and provisions	(12,660)	(46)	—	—	(12,706)	(814)	—	—
Attributable profit to the parent	(11,129)	331	—	—	(10,798)	3,231	—	—
Underlying attributable profit to the parent (2)	1,531	377	306.1	420.9	1,908	4,045	(52.8)	(47.5)
(1) Includes exchange differences. (2) Excludes net capital gains and provisions, mainly goodwill and DTA impairments.
è Second quarter results compared to the first quarter of 2020
Attributable profit to the parent in the second quarter of 2020 amounted to EUR -11,129 million (EUR 331 million in the first quarter).
Excluding net capital gains and provisions in both periods (EUR -12,660 million in the second quarter and EUR -46 million in the first quarter, as previously detailed), underlying attributable profit to the parent in the second quarter stood at EUR 1,531 million (EUR 377 million in the first quarter), with the following performance by line without the impact of exchange rates, which had a negative impact on the quarterly comparison of -7 percentage points in income and -6 percentage points in costs:
• Total income was down 2%, mostly net fee income, which fell 13% due to the lower activity caused by the impact of COVID-19 and the contribution to the Single Resolution Fund. On the positive side, there were increases in dividend income (seasonally higher in the second quarter) and better gains on financial transactions particularly from SCIB. Net interest income remained relatively strong, falling just 2%.
• Costs were down 3%, falling 6% in Europe and 4% in North America. In South America, a slight increase of 1%.
• Loan-loss provisions fell by 14% due to the high level of provisions relating to the health crisis in the first quarter.

Net operating income
EUR million
constant euros

5,728
5,934
6,254
6,165
5,979
5,886
6,327
6,522
6,744
6,621
6,237
5,628
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

Underlying attributable profit to the parent*
EUR million
constant euros

1,754
1,883
1,966
1,916
307
1,601
1,948
2,097
2,135
2,072
377
1,531
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20

        (*) Excluding net capital gains and provisions.

January - June 2020	17

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Balance sheet

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-20	Jun-19	Absolute	%	Dec-19
Cash, cash balances at central banks and other demand deposits	138,266	104,104	34,162	32.8	101,067
Financial assets held for trading	124,145	102,574	21,571	21.0	108,230
Debt securities	32,062	33,343	(1,281)	(3.8)	32,041
Equity instruments	7,782	11,133	(3,351)	(30.1)	12,437
Loans and advances to customers	289	300	(11)	(3.7)	355
Loans and advances to central banks and credit institutions	6	—	6	—	—
Derivatives	84,006	57,798	26,208	45.3	63,397
Financial assets designated at fair value through profit or loss	97,270	78,813	18,457	23.4	66,980
Loans and advances to customers	35,421	23,407	12,014	51.3	31,147
Loans and advances to central banks and credit institutions	54,815	46,915	7,900	16.8	28,122
Other (debt securities an equity instruments)	7,034	8,491	(1,457)	(17.2)	7,711
Financial assets at fair value through other comprehensive income	122,560	118,062	4,498	3.8	125,708
Debt securities	112,041	111,891	150	0.1	118,405
Equity instruments	2,228	2,789	(561)	(20.1)	2,863
Loans and advances to customers	8,291	3,382	4,909	145.2	4,440
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	976,298	981,046	(4,748)	(0.5)	995,482
Debt securities	27,167	39,382	(12,215)	(31.0)	29,789
Loans and advances to customers	890,795	881,146	9,649	1.1	906,276
Loans and advances to central banks and credit institutions	58,336	60,518	(2,182)	(3.6)	59,417
Investments in subsidiaries, joint ventures and associates	8,668	7,788	880	11.3	8,772
Tangible assets	33,271	33,755	(484)	(1.4)	35,235
Intangible assets	15,946	28,794	(12,848)	(44.6)	27,687
Goodwill	12,595	25,613	(13,018)	(50.8)	24,246
Other intangible assets	3,351	3,181	170	5.3	3,441
Other assets	56,457	57,160	(703)	(1.2)	53,534
Total assets	1,572,881	1,512,096	60,785	4.0	1,522,695

Liabilities and shareholders' equity
Financial liabilities held for trading	97,700	74,187	23,513	31.7	77,139
Customer deposits	—	—	—	—	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	—	—	—	—
Derivatives	84,202	58,341	25,861	44.3	63,016
Other	13,498	15,846	(2,348)	(14.8)	14,123
Financial liabilities designated at fair value through profit or loss	59,619	60,237	(618)	(1.0)	60,995
Customer deposits	36,346	37,849	(1,503)	(4.0)	34,917
Debt securities issued	4,386	3,117	1,269	40.7	3,758
Deposits by central banks and credit institutions	18,887	19,141	(254)	(1.3)	22,194
Other	—	130	(130)	(100.0)	126
Financial liabilities measured at amortised cost	1,283,581	1,224,194	59,387	4.9	1,230,745
Customer deposits	810,486	776,902	33,584	4.3	789,448
Debt securities issued	254,398	251,672	2,726	1.1	258,219
Deposits by central banks and credit institutions	189,214	160,808	28,406	17.7	152,969
Other	29,483	34,812	(5,329)	(15.3)	30,109
Liabilities under insurance contracts	2,246	731	1,515	207.3	739
Provisions	11,948	14,571	(2,623)	(18.0)	13,987
Other liabilities	25,928	28,191	(2,263)	(8.0)	28,431
Total liabilities	1,481,022	1,402,111	78,911	5.6	1,412,036
Shareholders' equity	112,899	122,006	(9,107)	(7.5)	124,239
Capital stock	8,309	8,118	191	2.4	8,309
Reserves	117,050	110,657	6,393	5.8	111,077
Attributable profit to the Group	(10,798)	3,231	(14,029)	—	6,515
Less: dividends	(1,662)	—	(1,662)	—	(1,662)
Other comprehensive income	(30,637)	(23,377)	(7,260)	31.1	(24,168)
Minority interests	9,597	11,356	(1,759)	(15.5)	10,588
Total equity	91,859	109,985	(18,126)	(16.5)	110,659
Total liabilities and equity	1,572,881	1,512,096	60,785	4.0	1,522,695

18	January - June 2020

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Balance sheet
GRUPO SANTANDER BALANCE SHEET
•Strong negative exchange rate impact on a year-on-year basis (-5 pp in loans and -6 pp in customer funds).
•Excluding this impact, the following movements were recorded in the quarter:
–Gross loans and advances to customers excluding reverse repos rose 1% driven by the overall increase in corporates, as activity of individuals remained stable in the quarter.
–Customer funds increased 5%, with 5% growth both in deposits excluding repos and mutual funds, following the sharp reduction of the latter in the first quarter.
•Compared to June 2019:
–Gross loans and advances to customers excluding reverse repos rose 6% year-on-year in constant euros with the 10 core markets growing, particularly in South America (+18%) and North America (+11%).
–Customer funds (excluding repos) increased 7% in constant euros, driven by deposits excluding repos, which rose 9%. Growth in nine of our 10 core markets.

è Loans and advances to customers
Gross loans and advances to customers rose to EUR 934,796 million in June 2020. The Group uses gross loans and advances to customers excluding reverse repos for the purpose of analysing traditional commercial banking loans.
•In the quarter, gross loans and advances to customers excluding reverse repos remained unchanged. Without the exchange rate impact, growth was 1%, mostly derived from the impact of the health crisis in activity and the need for funding of the different segments, which varies across countries depending on the spread of the pandemic. This was reflected in a strong growth in loans to SMEs and in the stability of the lending activity of individuals.
Volumes grew across all markets except Mexico, Poland and Santander Consumer Finance, although it began to recover the levels of new lending prior to the halt in consumer activity due to COVID-19 in June. This recovery in new lending in the consumer business could also be observed in the US, driven by Fiat Chrysler prime production incentive programmes. On the other hand, the mortgage business also started to recover in Europe, while the large corporate business returned to more normal levels of activity, following the strong increases recorded in March. Lastly, the South American countries have reflected the different evolution of COVID-19 over time.
Compared to June 2019, gross loans and advances to customers excluding reverse repos increased 1%. Excluding the exchange rate impact, 6% growth, with the following detail by region:
In Europe, 4% growth with all markets increasing. Poland rose 4%, as well as Portugal, consolidating the shift in trend in March, and the UK, driven by strong residential mortgage activity early this year and the government programmes for corporate customers. Santander Consumer Finance rose 3%. Lastly, Spain grew 1% following the 6% increase in the quarter, which shifted the trend of previous quarters. Other Europe, which includes most of the wholesale banking business in the region, increased 19%.
In North America, the US grew 11% driven by auto loans and commercial banking and Mexico 9% due to corporates and SCIB, leading to an 11% increase in the region.
Growth in South America was 18%, with Argentina growing 39%, Brazil +18% with positive performance in all segments and Chile +13% driven by increased new lending to corporates and large corporates in the quarter.
Gross loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and corporates (25%) and SCIB (13%).

January - June 2020	19

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Balance sheet

Gross loans and advances to customers (excl. reverse repos)	Gross loans and advances to customers (excl. reverse repos)
EUR billion	% operating areas. June 2020

899
900
919
909
909
+1%*
Jun-20 / Jun-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20

Brazil: 7%
Chile: 4%
Argentina: 1%
Other South Am.: 1%
Mexico: 3%
US: 11%
Other Europe: 5%
Poland: 3%
Portugal: 4%
UK: 27%
SCF: 11%
Spain: 23%

(*) In constant EUR: +6%

è Customer funds
Customer deposits amounted to EUR 846,832 million. The Group uses customer funds (customer deposits excluding repos, plus including mutual funds) for the purpose of analysing traditional retail banking funds.
•In the second quarter, customer funds were 4% higher. Excluding exchange rate impacts, growth was 5%:
–By product: customer deposits excluding repos rose 5%, boosted by demand deposits (+7%) whilst time deposits remained stable. Mutual funds increased 5% following the sharp fall in the previous quarter.
–Broad-based growth by market, ranging from 14% in Argentina to 3% in Portugal (falls only recorded in SCF: -1%, and Mexico remained flat). By region, increases in Europe (+5%), North America (+6%) and South America (+7%).
•Compared to June 2019, customer funds had no material change. Excluding the exchange rate impact, increases of 7%, as follows:
–By product, deposits excluding repos rose 9%. Demand deposits (+11%) increased in the ten core markets and time deposits grew 1% as the strong growth recorded in the Americas was offset by the falls in all European countries. Mutual funds dropped 1%, due to market volatility in the first quarter of 2020, with decreases in most European countries and increases in the Americas (except Brazil and Mexico).
–By market, customer funds rose in all of them except Spain (-2%), due to the falls in time deposits and mutual funds. Of note were Argentina (+44%), the US (+23%), Chile (+22%), Brazil (+14%), Mexico (+9%) and Poland (+9%). The UK recorded more moderate growth (+5%) as well as Santander Consumer Finance and Portugal, both of which increased 3%.
With this performance, the weight of demand deposits as a percentage of total customer funds rose 5 pp in the last 12 months to 65%, to the detriment of time deposits (-3 pp to 19%) and mutual funds (-2 pp to 16%).

In addition to capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
• In the first half of 2020, the Group issued:
Medium- and long-term covered bonds placed in the market of EUR 6,517 million and senior debt amounting to EUR 8,796 million.
There were EUR 6,604 million of securitisations placed in the market and maturities were extended by EUR 1 bn.
Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 10,914 million, in order to strengthen the Group’s situation (senior non-preferred: EUR 9,063 million, preferred: EUR 1,500 million, subordinated debt: EUR 351 million), including a EUR 1 billion senior non-preferred green bond issuance.
Maturities of medium- and long-term debt of EUR 19,496 million.
The net loan-to-deposit ratio was 110% (115% in March 2020 and 111% in June 2019). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 115%, underscoring the comfortable funding structure.
During the first half of the year, the three main rating agencies reviewed their ratings and outlook for Spain's sovereign debt, the banking system and, in Fitch's case, Banco Santander S.A.'s. Regarding the latter, Fitch confirmed its ratings (long-term debt at A- and short-term at F2), as did Moody's and S&P until the next revision in the second half of the quarter. Fitch and S&P changed the outlook from stable to negative due to the economic consequences that the COVID-19 crisis could have on the ratings in the long term. Moody's, on the other hand, maintained its ratings at A2 and P-1, with a stable outlook.

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Balance sheet

Customer funds	Customer funds
EUR billion	% operating areas. June 2020

954
953
966
923
958
174
177
180
148
152
780
777
785
775
806
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
+0%*
-13%
+3%
Jun-20 / Jun-19
Total
Mutual funds
Deposits excl. repos

Brazil: 10%
Chile: 4%
Argentina: 1%
Other South Am.: 1%
SGP: 1%
Mexico: 4%
US: 9%
Other Europe: 3%
Poland: 4%
Portugal: 4%
UK: 22%
SCF: 4%
Spain: 33%

(*) In constant EUR: +7%

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Solvency ratios
SOLVENCY RATIOS
•At the end of June, the CET1 ratio rose 26 bps in the quarter to 11.84%. The organic generation and the anticipation of the measures expected in the European regulation of capital requirements, led to an increase of 52 bps, partially offset by corporate operations, pensions and markets performance.
•Tangible equity per share was EUR 4.00, 5% lower quarter-on-quarter.
•The fully loaded leverage ratio was 4.8%.

At the end of the quarter, the total phased-in capital ratio stood at 15.48% and the CET1 ratio (phased-in and fully loaded) at 11.84%, after increasing 26 bps in the quarter. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.02% for the total capital ratio and 8.86% for the CET1 ratio), after the recent measures adopted by regulators of reducing the Pillar 2 R and countercyclical buffer. This results in a CET1 management buffer of 298 bps, compared to the pre-COVID-19 buffer of 189 bps.
In the quarter, we continued to generate capital organically, increasing 34 bps due to underlying profit, management of risk weighted assets and increased securitisations. Additionally, 6 bp dividend accrual to allow the flexibility to pay a cash dividend against 2020 results, as soon as market conditions normalise and subject to regulatory approvals and guidance.
These, together with the positive regulatory impact mainly from bringing forward the expected European regulation of capital requirements (CRR2 quick fix) measures, led to a total increase of 52 bps.
On the other hand, there were several non-recurring impacts in the quarter, such as corporate transactions, which had a negative impact of 7 bps (mainly related to Ebury), together with other negative impacts from pensions and markets.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 would have been -38 bps, of which 13 bps correspond to the second quarter due to the application of the dynamic phased-in.

Eligible capital. June 2020*			Fully-loaded capital ratio*
EUR million			%
	Phased-in	Fully-loaded
CET1	67,192	67,192
Basic capital	76,476	75,920
Eligible capital	87,837	87,750
Risk-weighted assets	567,446	567,446

CET1 capital ratio	11.84	11.84
T1 capital ratio	13.48	13.38
Total capital ratio	15.48	15.46

CET1 evolution*
%

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Risk management
RISK MANAGEMENT
•Santander’s Risk management in Q2 focused on protecting our stakeholders in an environment that has been, and still is, characterised by the disruption arising from COVID-19. The Group is actively supporting our customers through various relief programmes, especially those that are more vulnerable, monitoring their performance and payment capacity as well as ensuring that business continuity plans remain effective so that we keep serving our clients under the highest quality standards.
•The NPL ratio was 3.26% as of the end of June in line with the first quarter and lower on an annual basis, explained by loan growth and containment of our customers’ credit quality deterioration through the aforementioned relief programmes. Cost of credit increased to 1.26% due to the additional provisions that have been recorded to face the potential consequences of the pandemic. As a result, coverage increased to 72%, rising 1 pp compared to the previous quarter.
•Our market risk exposure in the second quarter maintained its low profile, with low VaR levels after the market volatility spike caused by the COVID-19 situation in previous months.
•The operational risk profile remained stable, with a similar distribution of losses by category as in the previous quarter, despite the exceptional circumstances. In addition to reinforcing existing controls, new ones were launched to avoid the increase of operational risk levels.

▶ COVID-19 risk management
Santander’s priority is to protect the health of our employees, customers and shareholders but also to help mitigate the economic and financial impact that the health crisis could have.
In this respect, several work streams were activated to find the best possible outcome for our customers as well as to preserve the Bank’s strength and solvency:
•Identification of vulnerable customers, collectives and sectors that are affected or could be affected by the effects of the pandemic.
•Close monitoring of their situation and needs in light of the most recent pandemic and market developments.
•Scenario analysis to assess potential impacts and define action plans in case they are needed.
•Assessment of the risk control framework, risk appetite statement, management limits and policies to ensure their appropriateness under the current circumstances.
•Strengthening of the recoveries teams in all our geographies.
Continuous interaction and coordination among our local units and Group is a key asset. The experience gained in fighting the health crisis across all our geographies enable us to share best practices and quickly implement actions and strategies adapted to each local market.
The Group's business contingency plans remain active across all our markets to ensure that all our processes and functions are preserved so that we keep serving our customers under the highest quality standards in these difficult times.
The additional governance activated, which includes the Special Situation Committees, has been critical to address and closely monitor the current situation and its potential negative effects.

The board and senior management, in order to facilitate the decision-making process, are regularly updated with the continuous monitoring of the key risk indicators.
In order to minimise the medium- and long-term economic impacts of the efforts taken to contain the COVID-19 pandemic, Santander implemented a set of support measures following regulatory and supervisory recommendations, that, in many cases, were materialised through moratoria on payments of credit obligations or government guaranteed loans, with the aim of supporting the economic and financial challenges faced by borrowers.
To support our customers and foster their economic resilience during the crisis and help them overcome its consequences, different measures have been implemented. Of note:
•Provide liquidity and credit facilities for individuals and businesses through government programmes. Around 630,000 operations were formalised which amounted to more than EUR 25 billion, 3% of the portfolio. Of note were the ICO (Instituto de Crédito Oficial) loans granted in Spain.
•As for payment holidays and moratoria, 5.4 million operations have been formalised for a total of EUR 116 billion (12% of the portfolio), of which 1.9 million operations correspond to government programmes, which account for EUR 72 billion (7% of the portfolio), and 3.5 million operations correspond to non-government programmes, which account for EUR 44 billion (5% of the portfolio).
The main features of the moratoria are:
–Circa 60% correspond to residential mortgages, mainly in the United Kingdom, and mostly under short-term government programmes (3 months, extendable for another 3). Santander UK's mortgage portfolio has an average LTV of around 41%.

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Risk management
–Around 65% of consumer loans are secured (auto loans). They are mainly booked in our subsidiaries specialised in that business; Santander Consumer Finance and SC USA.
–The corporate and SME portfolio is, in percentage terms, the one that has least resorted to moratorium measures. This is partly due to the accessibility of this kind of company to other types of support measures, such the aforementioned liquidity lines and credit facilities.
–Most moratoria are short term. About 90% will expire in 2020 (less than 6 months of residual maturity). Some governments and institutions are re-extending the term of the initial moratoria, especially those that were launched in the initial phases of the pandemic, with less visibility of the potential duration of the crisis. However, these re-extensions are also short term. Circa 25% of moratoria have already expired, and although it is early to have full visibility of their performance once the support measure is over, as of the end of June the performance of expiring moratoria is similar to that of the portfolio which has not required this kind of measures. 98% of expired moratoria remain performing status.
▶ Credit risk management
The Group’s NPL ratio in June increased by 1 bp to 3.26% (-25 bps year-on-year) favoured by the COVID-19 public and private customer support programmes (liquidity lines, ICO in Spain, CBILS and CLBILC in the UK, etc), which were reflected in the loan growth of the SME and Corporate segments.
Regarding credit risk performance, non-performing loans amounted to EUR 32,782 million in June, a 1% increase compared to the previous quarter, in constant euros.

Credit risk
EUR million
	Jun-20	Jun-19	Chg (%)	Dec-19
Non-performing loans	32,782	34,421	(4.8)	33,799
NPL ratio (%)	3.26	3.51		3.32
Loan-loss allowances	23,635	23,432	0.9	22,965
For impaired assets	13,458	14,723	(8.6)	14,093
For other assets	10,177	8,709	16.9	8,872
Coverage ratio (%)	72	68		68
Cost of credit (%)	1.26	0.98		1.00

NPL and coverage ratios. Total Group
%

Key metrics geographic performance. June 2020
%		Change (bps)
	NPL ratio	QoQ	YoY	Coverage ratio
EUROPE	3.24	5	(24)	53.4
Spain	6.55	(33)	(47)	43.3
Santander Consumer Finance	2.52	9	28	106.1
United Kingdom	1.08	12	(5)	46.0
Portugal	4.43	(13)	(57)	60.9
Poland	4.57	28	36	69.0
NORTH AMERICA	1.73	(29)	(56)	206.5
USA	1.49	(51)	(83)	253.1
Mexico	2.50	43	29	114.9
SOUTH AMERICA	4.74	11	(7)	93.0
Brazil	5.07	14	(20)	110.2
Chile	4.99	36	47	54.7
Argentina	3.15	(82)	(64)	165.7
GROUP	3.26	1	(25)	72.1

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Risk management
Loan-loss provisions in the second quarter amounted to EUR 3,118 million, 66% higher than in the same period of the previous year in constant euros. In the first half of 2020, provisions amounted to EUR 7,027 million, with an increase of 78% year-on-year in constant euros, mainly explained by:
•Initial signs of deterioration in the different loan portfolios observed during the quarter. This has not significantly materialised due to the previously mentioned customer support and relief measures that have been implemented.
•Additional provisions raised reflecting the IFRS 9 forward-looking view, based on a long term approach, taken into account by regulators and supervisors, to the potential macroeconomic scenarios in the COVID-19 context.
•Collective and individual assessment to reflect expected credit losses for assets where credit risk is deemed to have increased. In particular, the Group is continuously monitoring the sectors that have been most affected by the financial impacts of the pandemic, including those related to leisure and tourism, the automotive industry and the oil & gas sector. As in all sectors, the Group has a well-diversified portfolio in terms of footprint and concentration, which is a mitigating factor even under these circumstances, with the pandemic and its consequences at different phases in the different geographical areas. In addition, governments and central banks have extended specific support measures to companies in these sectors in the most affected geographical areas.
•Year-to-date loan growth stimulated by economic support programmes.
Consequently the Group's cost of credit stood at 1.26% if we consider provisions over the last 12 months (1.46% considering annualised year-to-date provisions).
It should also be noted that the EUR 1.6 billion provisions overlay recorded in first quarter has been allocated across our different markets. This allocation is distributed according to the size of each of our local banks, their loan portfolio characteristics and the potential economic and financial impact of the health crisis in each geography.

Net loan-loss provisions. Geographic distribution
EUR million	Q1'20			Q2'20	H1'20
	LLPs published	Overlay fund	Total LLPs	Total LLPs	Total LLPs
EUROPE	556	778	1,335	877	2,211
Spain	253	375	628	313	941
Santander Consumer Finance	172	145	317	184	501
United Kingdom	49	142	191	239	430
Portugal	5	75	80	24	105
Poland	68	28	95	89	184
Other	9	14	23	29	51
NORTH AMERICA	874	372	1,246	1,123	2,368
USA	646	327	972	832	1,804
Mexico	228	46	273	291	564
SOUTH AMERICA	875	450	1,325	1,110	2,435
Brazil	709	358	1,066	843	1,909
Chile	107	56	163	183	346
Argentina	39	35	75	57	132
Other	20	—	20	26	47
SANTANDER GLOBAL PLATFORM	0	—	0	1	1
CORPORATE CENTRE	3	0	3	8	11
GROUP	2,309	1,600	3,909	3,118	7,027

Total loan-loss reserves stood at EUR 23,635 million, with a non-performing loan coverage ratio of 72% due to higher provisions.
It should also be taken into consideration that a significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.

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Risk management

Non-performing loans by quarter
EUR million
	Q1'19	Q2'19	Q3'19	Q4'19	Q1'20	Q2'20
Balance at beginning of period	35,692	35,590	34,421	34,326	33,799	32,743
Net additions	2,147	2,511	3,190	2,696	2,543	2,805
Increase in scope of consolidation	—	—	—	—	—	—
Exchange rate differences and other	479	(162)	(110)	(51)	(964)	(353)
Write-offs	(2,728)	(3,518)	(3,175)	(3,172)	(2,635)	(2,413)
Balance at period-end	35,590	34,421	34,326	33,799	32,743	32,782
For the purposes of the classification of exposures in the stages of IFRS 9, it should be noted that the Group has taken into account the indications provided by the European Banking Authority (EBA) as regards the classification of exposures subject to moratoria. Accordingly, these moratoria are not considered to be automatic indicators for identifying these contractual modifications as forbearance measures, nor for classifying them as stage 2.
However, this does not exempt the rigorous application of IFRS 9 in the monitoring of customer credit quality and, using individual or collective assessment techniques, the timely detection of significant increases in credit risk in certain transactions or groups of transactions. As such, the macroeconomic deterioration caused by the pandemic has led to a stage 2 classification of EUR 8 billion of assets.
▶ Market risk
•The global corporate banking trading activity risk is mainly interest rate driven, focused on servicing our customers' needs and measured in daily VaR terms at 99%. In the second quarter, VaR fluctuated around an average value of EUR 15.4 million, stabilising after the market volatility spike caused by the COVID-19 situation in the previous quarter, closing the period at EUR 9.8 million. These figures remain low compared to the size of the Group’s balance sheet and activity.

•It should be also mentioned that there are other positions classified for accounting purposes as trading (total VaR of EUR 9.9 million at the end of June 2020).

Coverage ratio by stage
EUR billion
	Exposure[1]		Coverage
	Jun-20	Mar-20	Jun-20	Mar-20
Stage 1	878	891	0.6%	0.6%
Stage 2	61	53	7.7%	8.2%
Stage 3	33	33	41.1%	40.8%
(1) Exposure subject to impairment. Additionally, in June 2020 there is EUR 35 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 31 billion in March 2020).
Stage 1: financial instruments for which no significant increase in credit risk is identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialised, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.

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Risk management

Trading portfolios*. VaR performance
EUR million
(*) Corporate & Investment Banking performance in financial markets.

Trading portfolios (1). VaR by geographic region
EUR million
	2020		2019
Second quarter	Average	Latest	Average

Total	15.4	9.8	11.4
Europe	14.9	8.7	5.8
North America	8.8	6.2	3.6
South America	5.8	4.3	8.6
(1) Activity performance in Corporate & Investment Banking markets.

Trading portfolios (1). VaR by market factor
EUR million
Second quarter 2020	Min.	Avg.	Max.	Last
VaR total	9.8	15.4	29.5	9.8
Diversification effect	(9.5)	(16.9)	(30.9)	(10.8)
Interest rate VaR	5.7	11.7	25.8	5.7
Equity VaR	2.1	5.7	10.7	3.7
FX VaR	5.0	7.9	10.7	5.1
Credit spreads VaR	3.6	6.9	11.4	6.0
Commodities VaR	0.0	0.0	0.0	0.0
(1) Activity performance in Corporate & Investment Banking markets.

NOTE: In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

▶ Structural and liquidity risk
•With regards to structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% in order to protect it from foreign currency movements.
•In structural interest rate risk, very positive performance in the ALCO activity amid continuous support from Central Banks and governments, which helped to reduce the pressure over market interest rates although volatility remains due to the current uncertainty.
•In liquidity risk during the second quarter, the Group maintained a comfortable position, supported by a robust and diversified liquidity buffer, with ratios well above regulatory limits.

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Risk management
▶ Operational risk
•Overall, the pandemic situation led to an increase in the inherent operational risk exposure, although the Group has put in place additional controls in order to maintain operational risk levels prior to COVID-19 and reinforce the existing ones. The following aspects were closely monitored:
–Business continuity plans were effectively deployed to support our employees, customers and overall businesses.
–The pandemic and remote working scenario has a direct impact on the cyber threats landscape and its associated risks. Controls are being reinforced to support the control environment (i.e. patching, browsing control, data protection controls, etc.).
–Increase in technological support in order to ensure availability and adequate performance of our services, especially in online banking and call centres.
–Transaction processing risk increases due to the volume of new loans and multiple changes in existing portfolios derived from government aid programmes and internal policies. Additional controls have been implemented to minimise incidents.
•In terms of the second quarter performance, levels of losses in relative terms by Basel categories were aligned with the second quarter of 2019, and similar to the previous quarter. There have been no major events related to the COVID-19 situation.

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GENERAL BACKGROUND
Activity in the second quarter was shaped by the confinement measures aimed at curbing the pandemic and economic policy measures to soften the consequences of the downturn. In general, the sharpest drop in activity in most economies was recorded this quarter. However, the intense response of monetary and fiscal policies has contained market deterioration and raised expectations of a recovery in activity, now that the lockdown measures are gradually being eased. Uncertainty regarding the possibility of a new outbreak of the pandemic, where the first wave was overcome, is still high, although the first data on activity after the loosening of measures is relatively encouraging, albeit uneven by country and sector.

Country	GDP Change[1]	Economic performance
Eurozone	-3.1%	Economic activity plummeted in March-April as a consequence of COVID-19. Confidence indicators and retail sales started to recover in May, but the labour market is lagging behind. Inflation fell to 0.3% year-on-year in June due to lower oil prices.
Spain	-4.1%	GDP contracted in the first quarter due to the lockdown derived from COVID-19 and a further decline is expected in Q2'20. There has been a gradual normalisation since May, although it will take time to recover lost activity. Inflation turned negative in June (-0.3% year-on-year).
United Kingdom	-1.7%	Following the GDP fall in Q1'20, the low point of the crisis is expected to be recorded in Q2 due to the almost complete halt of activity in April (GDP fell by 20.4%). Inflation reflected scant demand (0.6% in June). The official interest rate has remained at 0.1% since March.
Portugal	-2.3%	The sharp fall recorded since March resulting from COVID-19 will lead to a more pronounced GDP decline in Q2'20 than in the previous quarter, although most indicators in May point to a moderate recovery. The jobless rate remained stable in Q1'20 (6.7%) and inflation turned positive in June (0.1% vs -0.7% in May).
Poland	+2.0%	The economy in Q1'20 dropped 0.4% quarter-on-quarter, reflecting the first impacts of mitigation measures. Economic data for May shows the first signs of recovery, leaving the worst of the crisis in April. Inflation rebounded in June to 3.3% driven by services, and the central bank cut its key interest rate twice to 0.1%.
United States	+0.3%	COVID-19 pushed the first quarter's GDP down 5% on an annualised quarterly basis. After a sharp rise in April (14.7% vs 3.5% in December), unemployment fell in June to to 11.1%. Inflation remained low (0.6%) and the Fed, after cutting interest rates to 0-0.25% in March, launched a number of facilities to support the markets and the flow of financing.
Mexico	-1.4%	The economy contracted strongly in April (-17.3%), after falling 1.2% QoQ in Q1'20, reflecting the strong impact of the pandemic. The gradual reopening of activities in May-June will allow for some recovery in Q3'20. Inflation moderated (2.8% in May) and the central bank continued to cut rates (to 5.0% vs. 6.5% in Q1'20) and announced further measures to support markets and lending.
Brazil	-0.3%	Economic growth fell a total of 16.4% between March-May, impacted by the pandemic. Indicators point toward some stabilisation since May, although remaining at depressed levels. Very low inflation (2.1% in June) and the central bank cut the official rate to 2.25% (3.75% in Q1'20), and announced further measures such as plans to purchase private sector debt.
Chile	+0.4%	Between March and May, the economy contracted by 16.4%, and additional declines are expected due to the tighter restrictions on mobility implemented in May-end due to the COVID-19 outbreak. The central bank kept the official rate at 0.5% and extended the measures to support liquidity and lending.
Argentina	-5.4%	GDP growth fell 26% between March and April, heavily impacted by the social distancing measures adopted arising from COVID-19. Inflation dipped to a monthly average of 1.8% in Q2'20 (2.5% in average in Q1'20). The renegotiation of foreign debt continued.
(1) Year-on-year change Q1'20

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DESCRIPTION OF SEGMENTS
The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Group’s other public documents.
The Group's executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group's executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.
The segments are differentiated by the geographic area in which profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.
The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
In 2020, the Group maintains the general criteria applied in 2019, as well as the business segments with the following exceptions, which only affect the secondary segments:

1. Following the creation of the reporting segment Santander Global Platform in 2019, which comprises our global digital services under a single unit, and its incorporation in both primary and secondary segments, in 2020 for better monitoring of its evolution and contribution to the Group's results, at the secondary segment level in addition to the results generated by the platforms, 50% of the results generated by countries in products linked to these platforms are considered. These results were previously included in Retail Banking.
2. Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
These changes in the secondary segments have no impact on the primary segments and do not affect the Group’s figures.
To allow better comparability of the secondary segments, 2019 data has been provided on a new basis.
After these changes, the operating business areas are structured in two levels:
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico (whose sale was agreed in the second half of 2019 and its closing is expected in the third quarter of 2020), the specialised unit Banco Santander International and the New York branch.
South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Santander Global Platform: which comprises our global digital services under a single unit, includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

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Secondary segments
At this secondary level, the Group is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance and 50% of the countries’ results generated by digital services, which are included in Santander Global Platform. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
Santander Global Platform: which comprises our global digital services under a single unit (breakdown in the primary segment definition), as well as 50% of the results generated by these services in the commercial network.
In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described on the previous page, the results of our business areas presented below are provided on the basis of underlying results only and including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we provide and discuss the year-on-year changes to our results excluding such impact.
On the other hand, certain figures contained in this report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

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January-June 2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	6,787	2,413	9,551	4,314	1,747	1,075
Spain	1,856	1,178	3,350	1,509	350	251
Santander Consumer Finance	1,926	345	2,266	1,283	849	477
United Kingdom	1,769	290	2,077	707	198	139
Portugal	399	191	668	372	230	160
Poland	547	220	742	428	167	73
Other	289	189	448	15	(48)	(25)
NORTH AMERICA	4,339	860	5,642	3,301	883	617
US	2,891	465	3,730	2,144	305	211
Mexico	1,448	396	1,912	1,156	578	406
SOUTH AMERICA	5,671	1,847	7,854	5,093	2,465	1,383
Brazil	4,083	1,483	5,788	3,949	1,881	995
Chile	873	166	1,137	678	331	183
Argentina	502	132	628	289	125	109
Other	213	65	301	177	127	96
SANTANDER GLOBAL PLATFORM	63	31	89	(59)	(67)	(41)
CORPORATE CENTRE	(658)	(15)	(617)	(784)	(1,186)	(1,125)
TOTAL GROUP	16,202	5,136	22,518	11,865	3,841	1,908

Secondary segments
RETAIL BANKING	15,026	3,518	18,831	10,220	2,930	1,616
CORPORATE & INVESTMENT BANKING	1,384	810	2,726	1,683	1,391	928
WEALTH MANAGEMENT & INSURANCE	236	599	1,069	605	589	427
SANTANDER GLOBAL PLATFORM	214	224	510	141	117	63
CORPORATE CENTRE	(658)	(15)	(617)	(784)	(1,186)	(1,125)
TOTAL GROUP	16,202	5,136	22,518	11,865	3,841	1,908

Underlying attributable profit geographic distribution*	Underlying attributable profit H1'20. Core markets
First half 2020	EUR million. % change YoY in constant euros

(*) As a % of operating areas. Excluding Corporate Centre and Santander Global Platform.

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January-June 2019
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	7,141	2,630	10,413	4,822	3,549	2,354
Spain	2,018	1,247	3,706	1,661	936	694
Santander Consumer Finance	1,911	415	2,321	1,286	1,117	658
United Kingdom	1,919	423	2,388	946	792	582
Portugal	429	197	712	400	379	260
Poland	565	230	817	467	293	150
Other	299	118	469	62	33	10
NORTH AMERICA	4,403	901	5,672	3,286	1,594	889
US	2,860	479	3,734	2,154	891	465
Mexico	1,543	423	1,938	1,132	703	424
SOUTH AMERICA	6,647	2,355	9,134	5,825	3,661	1,961
Brazil	4,979	1,855	6,864	4,637	2,846	1,482
Chile	940	200	1,255	731	560	311
Argentina	511	241	720	289	127	73
Other	217	60	295	168	128	94
SANTANDER GLOBAL PLATFORM	46	2	39	(69)	(70)	(51)
CORPORATE CENTRE	(600)	(27)	(822)	(1,015)	(1,155)	(1,108)
TOTAL GROUP	17,636	5,863	24,436	12,849	7,579	4,045

Secondary segments
RETAIL BANKING	16,406	4,312	21,070	11,629	6,607	3,763
CORPORATE & INVESTMENT BANKING	1,354	726	2,569	1,448	1,356	860
WEALTH MANAGEMENT & INSURANCE	284	571	1,085	608	610	444
SANTANDER GLOBAL PLATFORM	192	280	534	179	160	85
CORPORATE CENTRE	(600)	(27)	(822)	(1,015)	(1,155)	(1,108)
TOTAL GROUP	17,636	5,863	24,436	12,849	7,579	4,045

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Primary segments

EUROPE

Highlights (changes in constant euros)
•At a critical time, with a number of social and commercial factors that entail major challenges, we are working in a coordinated and integrated way to generate new business opportunities, including those related to technology and innovation.
•In this environment of high uncertainty generated by the health crisis, loans grew 4%, mainly in SMEs and large corporates, which offset the falls in new lending in the consumer and individual segments, which has begun to recover in recent weeks.
•Underlying attributable profit amounted to EUR 1,075 million, down 54% compared to 2019, due to lower customer revenue and higher provisions. Costs improved 6%, with good performance in all markets, reflecting the management and optimisation measures.

EUR 1,075 Mn
Underlying attributable profit
Strategy
In Europe, we continued making progress to simplify our business model and enhance our digital capabilities in order to offer better products and services. We are working on:
•The implementation of the different technological platforms and services in our markets, accelerating the digital transformation process, improving customer experience and expanding distribution channels for our products and services.
•Simplifying the number of products to gain efficiency and agility but maintaining a full value proposition that is capable of meeting the daily needs of our individual customers and offering tailored solutions for SMEs and large corporates.
These improvements enable us to appreciate the benefits of business units joining forces, creating One Santander Europe, accelerating and promoting agility and collaboration across countries and global businesses, making the most of our capabilities.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased by 4%, boosted by the UK (mortgages) and CIB, as well as SCF (driven by organic growth in 2019 and early 2020 and the joint venture in Germany) and Poland. Growth in Spain was more than EUR 11 billion in the quarter, spurred by ICO guaranteed loans.
Customer deposits (excluding repos) increased 4% year-on-year with rises in almost all countries. Mutual funds fell 1%, very impacted by markets, with customer funds growing 3%.
Results
Underlying attributable profit amounted to EUR 1,075 million in the first half, 54% less than the previous year. By line:
•In an environment of low interest rates and high uncertainty derived from the health crisis, total income dropped 8%. Net interest income was 4% lower driven by Spain (smaller ALCO portfolio, average volumes and lower rates) and the UK (competitive pressure, lower SVR attrition and rates). Net fee income fell 8% driven by lower business activity and transactionality in the last months whilst gains on financial transactions rose 8%. Lastly, decreases in other operating income due to lower income from real estate stakes in Spain and the higher contribution to the SRF.
•Overall cost decreases across markets, mainly in Spain, which was reflected in the 6% fall in the region (-7% in real terms) because of the efficiencies generated and the optimisation processes.
•Provisions rose 163% due to the expected deterioration of the macro variables arising from the health crisis.
In the quarter, profit rose 45% mainly due to lower provisions and other results.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	9,834		14,666
+36%	/active customers	+9%	YoY

Activity
June 2020. EUR billion and % change in constant euros

	+1%		+5%
	QoQ		QoQ

656		672
	+4%		+3%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	4,577	-7%	9,551	-8%
Expenses	-2,526	-6%	-5,237	-6%
Net operating income	2,051	-8%	4,314	-10%
LLPs	-877	-34%	-2,211	+163%
PBT	1,014	+40%	1,747	-50%
Underlying attrib. profit	632	+45%	1,075	-54%

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Primary segments

Detailed financial information on page 60

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Primary segments

SPAIN

Highlights

Period eminently impacted by the state of alarm declared in response to the COVID-19 health crisis, where our main goal was to protect our employees and customers, boosting our digital capabilities to preserve services and interaction remotely, exceeding 100 million accesses to digital channels per month.

•Our aim is to be part of the solution to the economic crisis by leading numerous initiatives to support families, self-employed workers and businesses, having granted 27% of the total ICO funding.
•Underlying attributable profit was EUR 251 million, 64% lower than in 2019, predominantly affected by higher provisions, in an environment of post-COVID-19 uncertainty. This impact was partially offset by lower costs (-10%). Net operating income fell 9%.

EUR 251 Mn
Underlying attributable profit
Commercial activity
•We have granted more than EUR 50 billion to self-employed workers, SMEs and corporates since the state of alert started, of which more than EUR 23.9 billion in ICO-guaranteed loans in more than 150,000 operations and EUR 12 billion in commercial papers.
•In individuals, the focus was on the Plan Ayuda a las Personas, particularly on measures to help vulnerable customers, with a total of 75,000 customers receiving legal mortgage payment holidays. In addition, 96,000 of customers signed up to other measures such as payment holidays for consumer loans, cards or shareholder loans.
•Double-digit growth in businesses, SMEs and corporates, spurred by the ICO-guaranteed loans, which offsets the lower production of transactional related products.
•At quarter-end, we focused on stimulating commercial activity with individuals, of note was the launch of auto insurance, which has a unique process in the market, is fully digital and has an omni-channel strategy for both point of sale and and servicing.
Business performance
In the quarter, loans grew more than EUR 11 billion (+6%), strongly driven by SMEs and corporates. On a year-on-year basis, growth was 1%. In individuals, mortgage completions and consumer lending were significantly lower year-on-year (-16% and -55%, respectively), in line with the economic slowdown recorded in the country.
Customer funds (excluding repos) were 2% lower, impacted by the fall in time deposits and mutual funds (-3%), mainly due to markets. On the other hand, demand deposits rose 3%. In the quarter, deposits grew 6%, maintaining solid liquidity levels.
Results
Underlying attributable profit in the first half of the year amounted to EUR 251 million, 64% lower year-on-year. By line:
•Total income fell 10%, impacted by net interest income (smaller ALCO portfolio and lower stock in wholesale banking), lower fee income from reduced transaction volumes and market performance, and reduced income from stakes (mainly real estate).
•Costs fell at double-digit rates (-10% year-on-year) as a result of the optimisation processes carried out.
•as a result, net operating income fell 9%.
•Higher loan-loss provisions derived from the COVID-19 crisis. Despite the economic recession, the NPL ratio fell 47 bps year-on-year to 6.55%, mainly explained by the high level of corporate loans granted.
Compared to the first quarter of 2020, profit increased driven by NII recovery and positive cost performance. In addition, the first quarter was impacted by higher provisions.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	2,542		5,091
+33%	/active customers	+10%	YoY

Activity
June 2020. EUR billion and % change

			+6%
	+6%		QoQ
	QoQ
204		312
	+1%		-2%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	1,562	-13%	3,350	-10%
Expenses	-896	-5%	-1,841	-10%
Net operating income	665	-21%	1,509	-9%
LLPs	-313	-50%	-941	+100%
PBT	237	+112%	350	-63%
Underlying attrib. profit	161	+79%	251	-64%
Detailed financial information on page 61

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Primary segments

SANTANDER CONSUMER FINANCE

Highlights (changes in constant euros)

During the quarter, SCF continued to proactively manage the COVID-19 impact. Priorities are to protect employees’ health, ensure business continuity and service in branches and call centres, and to support customers and business partners (car manufacturers, dealers and retailers).

•As a result of the health crisis, new business fell 18% compared to the same period in 2019. However, most markets are showing strong signs of recovery in recent weeks from minimum levels reached in April.
•Net operating income of EUR 1,283 million was 1% higher year-on-year driven by a strong start to the year and lower costs, which offset impact of lower volumes. Underlying attributable profit was down 26%, greatly affected by increased provisions.

EUR 477 Mn
Underlying attributable profit
Commercial activity
We continue to focus on remaining the leader in auto finance and increasing consumer finance by boosting digital channels, which is the strategy behind our acquisition of 50% of Sixt Leasing and the joint consumer finance operation launched with Telecom Italia Mobile.
Business performance
Most of SCF’s markets have been significantly affected by COVID-19, with a drop in new business starting in mid-March due to gradual lockdowns in most European countries. New lending fell 18% year-on-year (better than European new car sales, -39% as of June). The largest falls were in Southern Europe (c. -30%), which was most affected by isolation measures, whereas Northern European markets were stronger (c. -10%) as measures were softer.
Since reaching its minimum in April (c. 50% of normal levels), new business has recovered to nearly 90% of pre-crisis levels. Both the stock of credit and customer deposits excluding repos increased 3% year-on-year.
On the other hand, in order to compensate lost revenue, several measures are being carried out to reduce risk while supporting customers, particularly strong reductions in operating expenses and income initiatives in pricing, cost of funding and insurance sales.
Results
Underlying attributable profit of EUR 477 million in the first half of 2020, 26% lower in constant euros than in the same period of 2019:
•Net interest income grew 3% driven by greater volumes and revenue actions mitigated somewhat by the European Court of Justice ruling regarding early repayment of loans and interest rate limitations in Poland. Additionally, net fee income decreased due to lower new business in the second quarter.
•Costs decreased 4% mainly due to COVID-19 mitigation actions and continued efficiency projects in several units.
•As a result, efficiency improved 120 bps and net operating income rose 1%.
•LLPs rose significantly driven by COVID-related provisions, portfolio sales and other positive one-offs in 2019. As a result, the cost of credit stood at 0.78% and the NPL ratio at 2.52%, 28 bps higher than June 2019.
•The largest contribution to the underlying attributable profit came from Germany (EUR 134 million), the Nordics (EUR 120 million) and Spain (EUR 59 million).
Compared to the previous quarter, underlying attributable profit grew 19% driven by efficiency improvement and the large loan-loss provisions in the first quarter.

Customer loan distribution
June 2020

Activity
June 2020. EUR billion and % change in constant euros

	-1%
	QoQ		-20%
102			QoQ

	+3%		-18%
	YoY	18	YoY

Gross loans and advances to customers excl. reverse repos		New lending

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	1,095	-5%	2,266	-1%
Expenses	-469	-8%	-983	-4%
Net operating income	626	-3%	1,283	+1%
LLPs	-184	-41%	-501	+177%
PBT	466	+23%	849	-23%
Underlying attrib. profit	258	+19%	477	-26%
Detailed financial information on page 62

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Primary segments

UNITED KINGDOM

Highlights (changes in constant euros)

We continue to support our customers while actively managing our business and are confident in the resilience of our balance sheet with prudent approach to risk, liquidity and cautious business growth, positioning us well for recovery post COVID-19 crisis.

•Our results and business performance for the first half of 2020 were materially impacted by the crisis. Net operating income fell 25% to EUR 707 million affected by pressures on income driven by lower interest rates and overdraft fee income, as costs decreased 5%.
•Underlying attributable profit was down 76% mainly due to COVID-19 related impairment charges.

EUR 139 Mn
Underlying attributable profit
Commercial activity
We continue to focus on building stronger customer relationships and a seamless customer experience. As a result, the proportion of loyal customers to active customers continued to grow year-on-year and digital customers now exceed 6 million. We are supporting our retail and corporate customers to help them bridge COVID-19 uncertainty. We helped over 238,000 mortgage customers with a payment holiday (around GBP 37 bn) and over 115,000 small and large business customers with various COVID-19 loan facilities (around GBP 3.5 bn).
Net mortgage lending of GBP 2 bn year-to-date, with strong first quarter growth partially offset by limited new mortgage inflows during the second quarter due to UK market lockdown. Corporate lending was up GBP 4.6 bn, almost exclusively driven by our lending through COVID-19 related government schemes.
Our strategic transformation programme, which commenced in 2019, with the aim to simplify and digitalise the business is regaining momentum.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 4% compared to June 2019, driven mainly by mortgages and the aforementioned flows in corporates.
Customer funds (excluding repos) were 5% greater year-on-year, with both Retail Banking and corporate deposits up.
Results
Underlying attributable profit in the first six months of 2020 of EUR 139 million, down 76% year-on-year (in constant euros):
•Total income was down 13%, impacted by base rate reductions and reduced fee income driven from lower activity and regulatory changes. This was partially offset by the 50 bps reduction in the 1I2I3 current account remuneration in May, and will benefit from a further 40 bps cut in August.
•Costs reduced 5%, reflecting efficiency savings from our transformation programme.
•Loan-loss provisions increased five-fold, driven by COVID-19 related impairment charges, from a very low base. The cost of credit remained at low levels (23 bps) and the NPL ratio decreased year-on-year to 1.08% despite a pick-up in the quarter, supported by our prudent approach to risk management.
In the second quarter of 2020, underlying attributable profit was EUR 54 million, impacted particularly by increased provisions and reduced fee income.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	4,483		6,074
+31%	/active customers	+7%	YoY

Activity
June 2020. EUR billion and % change in constant euros

	0%		+4%
	QoQ		QoQ
238		213
	+4%		+5%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	979	-8%	2,077	-13%
Expenses	-656	-5%	-1,370	-5%
Net operating income	323	-13%	707	-25%
LLPs	-239	+28%	-430	+437%
PBT	80	-31%	198	-75%
Underlying attrib. profit	54	-33%	139	-76%
Detailed financial information on page 63

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Primary segments

PORTUGAL

Highlights

The Bank adopted a set of measures to support its customers and the economy to tackle the pandemic, including the suspension of fees on digital payments; payment holidays on mortgages, consumer and business loans; and the participation in state-guaranteed credit lines for businesses.

•The Bank's support to the economy was reflected in new lending market shares, of more than 20% in corporate loans and mortgages.
•Santander was named Best Bank in Portugal 2020 by Global Finance and maintained the best risk ratings by the rating agencies, aligned with or above the sovereign’s.
•Underlying attributable profit decreased 39% year-on-year, as lower costs could not offset the impact of COVID-19 on income and provisions. Net operating income fell 7%.

EUR 160 Mn
Underlying attributable profit
Commercial activity
In the health crisis environment, the Bank adapted its product and service offering to customer needs:
•The commercial network's activity was maintained, with the majority of our branches remaining open during the state of emergency (19 March to 2 May), and a strategy oriented towards the use of digital channels by customers, which resulted in an increase in digital sales (now account for 37% of the total) and year-on-year growth in digital customers.
•Adoption of measures to support our customers, such as temporary suspension of fees for payment methods, a six-month payment holiday on loans to individuals, households and businesses, and a rapid participation in credit lines set up by the government to support businesses.
•In addition, our transformation strategy remained unchanged, with Mundo 1|2|3 being the main customer loyalty driver.

Business performance
Gross loans and advances to customers (excluding reverse repos) rose 4% year-on-year, backed by growth in SMEs loans.
Customer funds (excluding repos) were 3% higher year-on-year driven by growth in demand deposits.

Results
The first half underlying attributable profit decreased 39% year-on-year to EUR 160 million:
•Total income fell 6%. Net interest income was 7% lower (dampened by low interest rates) and net fee income dropped 3%, impacted by the temporary suspension of fees for digital payments and lower activity in payment methods, insurance and credit. Gains on financial transactions remained unchanged and other operating income fell by EUR 8 million impacted by lower activity in insurance and the higher contribution to the SRF.
•Costs continued to fall (-5%), with an efficiency ratio of 44%.
•As a result, net operating income declined 7%.
•Higher provisions for possible future impacts of the pandemic, raising the cost of credit to 0.30%. The NPL ratio fell to 4.43% mitigated by holiday payments.
Compared to the previous quarter, underlying attributable profit increased 35% mainly due to the COVID-19 related provisions recorded in the first quarter.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	783		866
46%	/active customers	+14%	YoY

Activity
June 2020. EUR billion and % change

+3%
	+2%		QoQ
QoQ
38		43
	+4%		+3%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	317	-9%	668	-6%
Expenses	-145	-4%	-296	-5%
Net operating income	172	-13%	372	-7%
LLPs	-24	-70%	-105	—
PBT	132	+35%	230	-39%
Underlying attrib. profit	92	+35%	160	-39%
Detailed financial information on page 64

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Primary segments

POLAND

Highlights (changes in constant euros)

In addition to the actions to protect customers and employees, the main management focus is on customer relationships, maximising business income and cost management in the difficult environment arising from lockdown restrictions related to the COVID-19 outbreak.

•Santander Bank Polska is the third largest bank in Poland in terms of assets as of March 2020.
•Underlying attributable profit was EUR 73 million, down 50% year-on-year, impacted by the COVID-19 outbreak, significant official interest rate cuts, and the greater BFG contributions, partially offset by cost improvements. Net operating income was 6% lower.

EUR 73 Mn
Underlying attributable profit
Commercial activity
During the pandemic, the Bank took several actions to protect customers from the economic consequences derived from COVID-19, such as the suspension of capital instalments for cash loans, mortgages and SME loans.
In January and February 2020, the Bank recorded strong sales growth, including digital sales. Business in March showed signs of a slowdown due to the COVID-19 crisis but began to recover in mid-April.
In the second quarter, we launched new products and processes in order to boost remote sales in a wide range of products, including personal loans and credit protection insurance, among others. We also simplified the application process for overdrafts through online channels and mobile platforms, and reinforced our product offering in health and life insurances as a opportunity to further bancassurance growth.
Santander Bank Polska was the only bank in Poland to receive an award from Euromoney for the actions taken for the benefit of its customers and society during the COVID-19 pandemic.
Business performance
•Gross loans and advances to customers (excluding reverse repos) rose 4% year-on-year, driven by all the Bank’s target segments. Strong volume growth in individuals (+6%) and cash loans (+13%), while SMEs and corporates fell 3%. On a quarterly basis, loans fell 2% impacted by the decreases in SMEs, corporates and CIB.
•Deposits grew 13% year-on-year, boosted by SME deposits (+56%) and business and commercial banking deposits (+22%). CIB’s deposit base showed an annual decrease of 22%. The Group continued to actively manage deposits to optimise the cost of funding.
Results
Underlying attributable profit in the first half was EUR 73 million, 50% lower than in the same period of 2019. By line:
•Revenue down 7%, with a slight drop in net interest income (growth in volumes offset interest rate cuts and a one-off provision recorded due to the CJEU ruling regarding consumer loans), but mainly due to the decline in net fee income (lower customer transactionality), higher BFG contribution and lower gains on financial transactions.
•Net operating income was 6% lower, as the revenue decrease was partially mitigated by a better performance in costs (-8%), mainly due to personnel expenses.
•Loan-loss provisions increased 77% year-on-year, mainly due to the impact of the COVID-19 crisis, together with the revision of risk parameters and a one-off charge.
Compared to the previous quarter, underlying attributable profit increased strongly, favoured by lower LLPs, cost reduction and lower contributions to regulatory funds.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	2,026		2,635
53%	/active customers	+9%	YoY

Activity
June 2020. EUR billion and % change in constant euros

	-2%		+6%
	QoQ		QoQ
30		38
	+4%		+9%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	377	+8%	742	-7%
Expenses	-143	-13%	-315	-8%
Net operating income	235	+26%	428	-6%
LLPs	-89	-3%	-184	+77%
PBT	105	+76%	167	-41%
Underlying attrib. profit	51	+130%	73	-50%

40	January - June 2020

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Primary segments

Detailed financial information on page 65

January - June 2020	41

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Primary segments

NORTH AMERICA

Highlights (changes in constant euros)

•In North America, the US and Mexico are managed according to their local strategic priorities, while increasing coordination and cooperation between the two units. In the quarter, mitigation programmes were launched as a measure to support customers in response to the COVID-19 pandemic.
•In volumes, double-digit year-on-year volume growth, both in gross loans and advances to customers and in customer funds.
•In results, underlying attributable profit decreased 29% year-on-year, driven by higher provisions in Santander Bank (SBNA) and in the auto business in Santander Consumer USA (SC USA). Before provisions, total income remained stable and net operating income increased by 2%.

EUR 617 Mn
Underlying attributable profit
Strategy
In the US, SBNA's strategy focuses on improving customer satisfaction through digital channels and branches, while continuing to develop the Lead Bank initiative in corporate banking. In SC USA, focus is on managing the relation between profitability, through pricing, and risk, while improving the dealer experience. In Mexico, we remained focused on strengthening the distribution network and developing digital channels with the aim to attract customers and increase loyalty.
Coordination between the countries further increased as we continue to pursue join initiatives, such as:
•Continued development of the USMX trade corridor. SCIB and Commercial Banking are working to deepen relationships with existing clients and increase client acquisition in both countries, which is reflected in corridor revenue growth (SCIB: +19%; Commercial: +16%).
•Commission-free same-day remittance service from Santander US branches to any bank in Mexico. At the same time, ongoing development of other payment alternatives for the USMX trade corridor, such as PagoFX.
•Joint technology programmes between the two countries: operations know-how, digitalisation, hubs, front-office and back-office, and addressing common challenges in both countries.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 11% with similar growth in both countries.
Customer funds (excluding repos) also presented a solid year-on-year performance (+18%) driven by growth in demand deposits in SBNA, corporate deposits in the New York branch and deposits in Mexico. This growth in deposits reflects the high level of liquidity in the system and the positive performance of our customer attraction and loyalty strategy. Mutual funds rose 4%.
Results
In the first half of the year, underlying attributable profit amounted to EUR 617 million, 29% lower year-on-year:
•Net interest income remained stable driven by volume growth, and net fee income declined (-2%) affected by the lower activity in consumer banking.
•Costs decreased slightly, enabling the efficiency ratio to improve to 41% despite the increase in amortisations and technology investment. Net operating income rose 2%.
•LLPs grew mainly due to COVID-19 related provisions. The NPL ratio improved to 1.73% and coverage was higher at 207%. The cost of credit increased to 3.21%.
Compared to the first quarter, underlying attributable profit surged 33% through higher gains on financial transactions in Mexico, reduced minority interests in SC USA and lower provisions in both
SBNA and SC USA.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	3,681		5,658
33%	/active customers	+26%	YoY

Activity
June 2020. EUR billion and % change in constant euros

+1%
	QoQ		+6%
QoQ
131		125
	+11%		+18%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	2,706	-3%	5,642	+1%
Expenses	-1,117	-4%	-2,341	-1%
Net operating income	1,589	-2%	3,301	+2%
LLPs	-1,123	-7%	-2,368	+49%
PBT	430	+5%	883	-43%
Underlying attrib. profit	336	+33%	617	-29%
Detailed financial information on page 67

42	January - June 2020

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Primary segments

UNITED STATES

Highlights (changes in constant euros)

We remain focused on helping our customers prosper while transforming the business. During the COVID-19 pandemic, Santander US has remained committed to supporting customers and safeguarding its employees while maintaining strong capital and liquidity.

•In volumes, the improved year-on-year trend in gross loans and advances to customers excluding reverse repos continued to increase revenue but these benefits were offset by the impact of lower rates.
•Underlying attributable profit decreased 56% compared to the first half of 2019 primarily due to the COVID-19 impact on provisions. Net operating income down only 3%.

EUR 211 Mn
Underlying attributable profit

Commercial activity
During the COVID-19 crisis, Santander US remains focused on supporting its customers, employees and communities while pursuing its strategic priorities:
•Santander Bank: continuing the digital and branch transformation initiatives remains key to enhancing customer experience and growing core customers and deposits. SBNA continues to enhance its auto finance partnership with SC USA focused on Prime loans.
•Santander Consumer USA: disciplined originations through its dealer network, enhancing its partnership with Fiat Chrysler and Santander Bank.

Business performance
Gross loans and advances to customers (excluding reverse repos) improved around 11% year-on-year due to lending growth in retail banking (auto), commercial banking, CIB and originations through the Paycheck Protection Program supported by the Small Business Administration.
In Santander Consumer USA, originations declined in March and April, but have recovered later in the quarter driven by FCA incentive programmes. On the prime side, originations are being supported by these programmes, which are generally exclusive to Chrysler Capital. As incentivised programmes drove consumer demand, prime loan originations and our FCA penetration rates continued to increase in the second quarter.
Customer funds (excluding repos) presented a strong growth year-on-year (+23%) boosted by demand deposits at SBNA and corporate deposits at both the New York branch and SBNA.
Results
Underlying attributable profit in the first half of 2020 was EUR 211 million euro, down 56% against the same period of 2019.
•Total income down 3% due to lower rate environment, lower lease income, and lower fees impacted by COVID-19, partially offset by higher loan volumes, gains at SBNA, and strong performance in Capital Markets and Wealth Management.
•Net operating income is down 3%, as the reduction in costs was not enough to offset total income decrease.
•Loan-loss provisions increased 49% due to COVID-19 impact and lower recoveries.
Compared to the previous quarter, underlying attributable profit was 150% higher due to lower costs, loan-loss provisions and reduced minority interests.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	368		1,052
21%	/active customers	+7%	YoY

Activity
June 2020. EUR billion and % change in constant euros

+2%
	QoQ		+8%
QoQ
101		87
	+11%		+23%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	1,801	-7%	3,730	-3%
Expenses	-776	-4%	-1,585	-2%
Net operating income	1,024	-9%	2,144	-3%
LLPs	-832	-15%	-1,804	+49%
PBT	163	+16%	305	-67%
Underlying attrib. profit	151	+150%	211	-56%
Detailed financial information on page 68

January - June 2020	43

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Primary segments

MEXICO

Highlights (changes in constant euros)

The Bank continued with its debtor support programme in the quarter, aimed at individuals and SMEs. In addition, most branches continued to operate with reduced staff. Digital channels and contact centres continued operating normally.

•Gross loans and advances to customers (excluding reverse repos) increased 9% year-on-year, particularly corporates, CIB and mortgages. Customer funds rose also 9%.
•Underlying attributable profit rose 4% year-on-year, backed by the sound performance of net interest income, gains on financial transactions and reduced non-controlling interests, which offset higher provisions. Net operating income rose 11%.

EUR 406 Mn
Underlying attributable profit
Commercial activity
The commercial strategy continued to focus on improving the distribution model and boosting digital channels to increase customer attraction and loyalty with new products and services:
•We further developed our distribution model with the transformation of 566 branches and 1,161 full function ATMs.
•Santander Plus reached 7.1 million customers (53% new).
•We continued with the payment deferral programme to customers with mortgage, auto, payroll, personal or credit card loans and SMEs.
•We channelled Federal Government loans to small enterprises through Tuiio, without charging any fees. As of June, 136,219 loans were distributed.
•Launch of two new insurance policies, Hospitalización which provides coverage for COVID-19 and Blindaje total which covers fraud on any credit card.
•We rolled out e-SPUG, an innovative system to help stores and private sellers process distance selling in a simple, agile and safe way.
•Focused on our customer security, we marketed credit cards with a QR code which can only be scanned in Super Wallet.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 9% year-on-year. Of note were corporate loans (+14%) and CIB (+17%). Individuals rose 3%, driven by mortgages (+12%). Conversely, falls were recorded in credit cards (-1%), impacted by lower activity arising from the lockdown measures due to the pandemic.
Customer funds (excluding repos) also increased 9%. Demand deposits were 11% higher, with growth in individuals (+23%) and time deposits rose 16%. Mutual funds declined 1%.
Results
Underlying attributable profit in the first half was of EUR 406 million, 4% higher than in the same period of 2019:
•Net interest income rose 2%, underpinned by higher volumes. Net fee income increased 2% mainly from transactional fees and gains on financial transactions increased driven by market volatility management combined with lower activity in the first half of 2019.
•Operating expenses improved their trend (+2%), with net operating income increasing 11%.
•Loan-loss provisions surged 47% due to COVID-19 related provisions recorded in the first half of the year.
Compared to the first quarter of 2020, underlying attributable profit fell 1% dampened by higher loan-loss provisions, as total income rose 5% and net operating income 11%.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	3,313		4,606
35%	/active customers	+31%	YoY

Activity
June 2020. EUR billion and % change in constant euros

0%
	-2%		QoQ
QoQ
30		38
	+9%		+9%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	905	+5%	1,912	+8%
Expenses	-341	-4%	-756	+2%
Net operating income	565	+11%	1,156	+11%
LLPs	-291	+23%	-564	+47%
PBT	267	0%	578	-10%
Underlying attrib. profit	186	-1%	406	+4%

44	January - June 2020

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Primary segments

Detailed financial information on page 69

January - June 2020	45

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Primary segments

SOUTH AMERICA

Highlights (changes in constant euros)
•Work protocols were established in all countries to protect our employees' safety, making products available to customers in order to guarantee the necessary financial support, maintaining quality of service and reinforcing our commitment to society.
•We continued to progress on our strategy of becoming a more connected region capable of capturing business opportunities, focused on improving customer experience and loyalty as well as delivering profitable growth backed by operational excellence and cost and risk control.
•Underlying attributable profit in the first half was affected by COVID-19 related provisions. Net operating income increased by 8% year-on-year backed by net interest income, gains on financial transactions and efficiency improvement.

EUR 1,383 Mn
Underlying attributable profit
Strategy
We continued to identify growth opportunities across business units to capture synergies:
•During the second quarter we launched products and services for our customers to mitigate the effects of the pandemic. Brazil, Argentina and Chile focused on loans to businesses that could guarantee the continuity of their activity. Uruguay and Brazil also focused on relief policies and the renegotiation of loans to customers, as well as strengthening the risk and recovery teams. In Colombia, relief plans were offered for payment instalments, guaranteed by the Government.
•In payment methods, we focused on e-commerce strategies and instant transfers. In Brazil, we launched initiatives to strengthen e-commerce sales, recording strong annual growth in turnover through this channel. As a result, we are expanding the acquiring business in Brazil to other Latin American countries. On the other hand, continued positive performance of Superdigital and Santander Life in Chile.
•We continued with our strategy of expanding the financial entity specialised in consumer credit and auto financing across the region, exporting the experience in Brazil. However, in the quarter they were affected by the fall in vehicle sales derived from the lockdown measures in some countries.
•Prospera, our micro-credit programme to cover the demand of small businesses in Brazil, continued expand in Uruguay as well.
•We remained focused on the digital transformation of our processes and products and channel optimisation.
Business performance
Gross loans and advances to customers (excluding reverse repos) increased 18% year-on-year, with double-digit growth in all countries.
Customer funds (excluding repos) rose 18%, growing at double-digit rates in both demand and time deposits in all countries.
Results
Underlying attributable profit in the first half amounted to EUR 1,383 million, down 13% year-on-year:
•Total income increased 7%, underpinned by the sound performance of net interest income (+6%) and gains on financial transactions (+87%).
•Costs rose at a slower pace than income, enabling efficiency to improve 107 bps to 35.2% and net operating income to increase 8%.
•Provisions increased 63% driven by COVID-19 related provisions. In credit quality, the NPL ratio stood at 4.74%, coverage was 93% and cost of credit of 3.49%.
In the quarter, underlying attributable profit was 14% higher driven by total income, cost control and lower provisions.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	7,766		18,767
25%	/active customers	+15%	YoY

Activity
June 2020. EUR billion and % change in constant euros

+7%
	+3%		QoQ
QoQ
116		150
	+18%		+18%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	3,690	+4%	7,854	+7%
Expenses	-1,275	+1%	-2,761	+5%
Net operating income	2,416	+6%	5,093	+8%
LLPs	-1,110	-1%	-2,435	+63%
PBT	1,254	+20%	2,465	-17%
Underlying attrib. profit	685	+14%	1,383	-13%
Detailed financial information on page 70

46	January - June 2020

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Primary segments

BRAZIL

Highlights (changes in constant euros)

Our business model and the strength of our balance sheet enabled us to adapt quickly to the new reality, supporting our employees, customers and society, while maintaining a high return for our shareholders.

•Efforts to improve service to our customers were reflected in the increase of the NPS to record levels.
•Double-digit year-on-year growth in lending, maintaining credit quality at controlled levels thanks to the continuous improvement of our risk model.
•Underlying attributable profit was affected by COVID-19 related provisions, while net operating income rose 5% with a slight increase in net interest income, higher gains on financial transactions and efficiency improvement.

EUR 995 Mn
Underlying attributable profit
Commercial activity
We continued to progress in our strategic actions in the quarter. Of note were:
•In acquiring, we carried out several actions related to POS, with attractive rental offers and additional supply to strengthen sales. In addition, we made a free online store available to customers for the first 60 days. All these initiatives contributed to the year-on-year income growth (+18%), reaching1.6 million POS and increasing the customer base 13%.
•In auto, we launched joint offers with Webmotors and created Car Delivery, where customers make a purchase in a partner store and the vehicle is delivered at their home. This initiative was possible thanks to our fully digital financing model.
•In mortgages, we led the market, reducing the rate to 6.99% and extended the mortgage payment holidays for another 60 days.
•In corporates, we focused on providing liquidity to our customers, granting loans with attractive terms and conditions, supported by different programmes approved by the authorities.
Additionally, we were one of the Best Companies to Work For in the women and ethnic-racial category according to GPTW to the Exame Diversidade 2020 Guide conducted by Exame and the Ethos Institute.
Business performance
Gross loans and advances to customers excluding reverse repos grew 18% year-on-year with increases in all segments. Of note were SMEs, corporates and CIB.
Customer deposits excluding repos increased 31% year-on-year, with rises in both demand deposits (+41%) and time deposits (+28%).
Results
First half underlying attributable profit of EUR 995 million (-17% year-on-year). Of note:
•Total income rose 4% boosted by net interest income (+1% driven by larger volumes which offset margin pressures due to the change in mix) and higher gains on financial transactions. Net fee income fell 2% affected by the current environment.
•Operating expenses increased less than 2%, which enabled net operating income to rise 5% and the efficiency ratio to improve by 67 bps to 31.8%.
•Net loan-loss provisions increased 60%, due to provisions related to the health crisis, although maintaining credit quality at controlled levels: the NPL ratio improved 20 bps to 5.07%, the cost of credit was 4.67%, and the coverage ratio stood at 110%.
In the quarter, underlying attributable profit rose 11% driven by cost control and lower provisions, and higher gains on financial transactions.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	5,671		14,492
22%	/active customers	+14%	YoY

Activity
June 2020. EUR billion and % change in constant euros

+7%
	+2%		QoQ
QoQ
65		98
	+18%		+14%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	2,651	+2%	5,788	+4%
Expenses	-835	0%	-1,839	+2%
Net operating income	1,816	+2%	3,949	+5%
LLPs	-843	-4%	-1,909	+60%
PBT	942	+19%	1,881	-19%
Underlying attrib. profit	478	+11%	995	-17%
Detailed financial information on page 71

January - June 2020	47

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Primary segments

CHILE

Highlights (changes in constant euros)

In response to the spread of COVID-19, Santander Chile carried out various measures to ensure the welfare of customers and employees. In the first case, we increased the plan to support to the consumer, mortgage, SME and business portfolios. In the latter case, we continued to encourage telecommuting.

•Gross loans and advances to customers (excluding reverse repos) increased, with a positive performance of SMEs and corporates in the quarter. Demand deposits rose 39% year-on-year and growth in account openings continued, backed by Superdigital and Santander Life.
•Underlying attributable profit decreased primarily due to COVID-19 related provisions. However, total income and net operating income rose 6% and 9%, respectively.

EUR 183 Mn
Underlying attributable profit

Commercial activity
Continued focus on transformation in order to increase new customer attraction and loyalty, maintaining a strategy aimed at offering attractive returns based on our digital transformation:
•We continued to boost the Santander Life programme, which is centred on promoting good credit behaviour and financial education, reaching more than 190,000 customers.
•Since its recent launch, Superdigital has exceeded 70,000 customers because of its high transactionality and digital platform.
All these measures led to a strong year-on-year increase in digital customers (+15%).

Business performance
Gross loans and advances to customers (excluding reverse repos) increased 13% year-on-year, spurred by the increase in new lending with government guarantees to SMEs and working capital lines to corporates and large corporates in the quarter.
Customer funds (excluding repos) reflected a better funding mix. Demand deposits continued to rise strongly across all segments due to increased current account openings. As a result, customer funds grew 22% year-on-year.

Results
First six months attributable profit amounted to EUR 183 million, 31% lower year-on-year, as follows:
•Total income increased 6% year-on-year backed by net interest income and gains on financial transactions, which absorbed the fall in net fee income (reduced activity).
•Costs rose 3% driven by digital banking investments.
•The positive income and cost performance was reflected in an efficiency improvement of 146 bps to 40.3% and in an increase of 9% in net operating income.
•Loan-loss provisions increased 96% due to COVID-19 related charges, leading to an increase in the cost of credit (1.46%). The NPL ratio stood at 4.99%.
Compared to the first quarter of 2020, underlying attributable profit decreased 9%, as the increase in gains on financial transactions and cost control did not offset the increase in provisions and the higher tax burden.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	690		1,339
45%	/active customers	+15%	YoY

Activity
June 2020. EUR billion and % change in constant euros

	+3%		+4%
	QoQ		QoQ
39		36
	+13%		+22%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	584	+8%	1,137	+6%
Expenses	-228	+1%	-458	+3%
Net operating income	356	+13%	678	+9%
LLPs	-183	+14%	-346	+96%
PBT	171	+9%	331	-31%
Underlying attrib. profit	86	-9%	183	-31%
Detailed financial information on page 72

48	January - June 2020

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Primary segments

ARGENTINA

Highlights (changes in constant euros)
In the global pandemic environment, the Bank adopted protocols to look after the health of customers and employees, while maintaining service quality by prioritising investments in digital projects.

•We continued to focus on the four strategic pillars: operational excellence, profitable growth, customer-centric strategy and culture and talent.
•Underlying attributable profit reached EUR 109 million boosted by net interest income growth and efficiency improvement.

EUR 109 Mn
Underlying attributable profit

Commercial activity
Santander focused on addressing the needs arising from the health crisis. To this end, we launched:
•Corporate credit lines for the acquisition of medical equipment, investment in telecommuting facilities and salary payments.
•White Account, a value proposition with additional benefits for healthcare professionals, who will also be treated as high-priority, and Seniors Account, which offers retired customers preferential service and specialist assistance.
•Overcome Together, a space that provides information and resources to help customers and non-customers deal with the crisis.
•Academia Salud, together with Swiss Medical Group, a fully digital training platform for health workers.
As regards the commercial strategy, we remained focused on transactional business and customer service, through the innovation and improvement of the customer care model, while working on the digital transformation of the main processes and products. This enabled us to increase digital sales and the issuance of electronic cheques.
Business performance
Gross loans and advances to customers (excluding reverse repos) rose 39% year-on-year, driven by SMEs, CIB and cards. Dollar balances declined in the currency of origin.
Customer deposits (excluding repos) rose 42% year-on-year spurred by local currency deposits (demand and time deposits), while foreign currency balances declined. The excess liquidity is placed in central bank notes.
Results
Underlying attributable profit in the first half of EUR 109 million (EUR 45 million in the first half of 2019). As regards the year-on-year comparison, of note was:
•Revenue grew 43%, underpinned by net interest income (+62%). Net fee income was affected by the current environment.
•Costs increased 29%, at a slower pace than total income, as cost management mitigated the high inflation environment and the peso’s depreciation. Net operating income rose 64% and the efficiency ratio improved to 54.0%, 587 bps better than in June 2019.
•Loan-loss provisions increased 52% due to the expected loss stemming from worsening activity due to the pandemic. The NPL ratio stood at 3.15% and coverage was 166%.
In the quarter, underlying attributable profit surged 159% mainly driven by net interest income and cost management.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	1,302		2,557
44%	/active customers	+20%	YoY

Activity
June 2020. EUR billion and % change in constant euros

+14%
	+18%		QoQ
QoQ
5		10
	+39%		+44%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	310	+22%	628	+43%
Expenses	-153	+5%	-339	+29%
Net operating income	157	+47%	289	+64%
LLPs	-57	-1%	-132	+52%
PBT	82	+124%	125	+62%
Underlying attrib. profit	75	+159%	109	+144%

January - June 2020	49

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Primary segments

Detailed financial information on page 73

50	January - June 2020

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Primary segments

Uruguay
Highlights (changes in constant euros)
•In the current environment and following the relaxation of risk policies by the Central Bank of Uruguay, we redefined our strategy focusing on generating relief and renegotiation policies for customers and on strengthening the risk and recovery teams.
•Underlying attributable profit rose 14% year-on-year, spurred by increased revenue and improved efficiency.
Commercial activity and business performance
Santander continued to focus on enhancing customer satisfaction and loyalty and making progress in the digital transformation and channel optimisation. These efforts were reflected in the 9% year-on-year increase in loyal customers, while transactions via digital channels rose 31%.
In line with our strategy of contributing to people’s progress, we continued to expand Prosperá and Santander Locker, a proposal that simplifies the delivery of our products to our customers. We continued to pursue commercial alliances through an agreement with the country's leading retail group, which places us in a unique position to offer discounts to our customers.
Regarding volumes, gross loans and advances to customer (excluding reverse repos) grew 18%. Customer deposits (excluding repos) grew 36% underpinned by both peso and foreign currency balances.
Results
Underlying attributable profit in the first half of 2020 of EUR 69 million, 14% higher year-on-year:
•Gross income rose 11%, backed by customer revenue and the positive performance of gains on financial transactions, due to exchange rate volatility.
•Costs grew at a slower pace than income, improving the efficiency ratio by 214 bps year-on-year. Net operating income increased 15%.
•Loan-loss provisions increased 43% due to two single names recorded in the second quarter and extraordinary recoveries recorded in the first quarter of 2019. Coverage remained high (117%) and cost of credit stood at 2.52%.
Compared to the first quarter of 2020, underlying attributable profit was up 3% underpinned by growth in net interest income and lower costs.
Peru
Highlights (changes in constant euros)
The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers, with an increase in product and team capabilities.
The auto loan financial entity continued to expand its business within the Group’s strategy of increasing its presence in this business, underpinned by local teams and South America's best practices.
First half attributable profit amounted to EUR 24 million (+28% year-on-year). Total income rose 23% mainly due to the positive performance of net interest income, net fee income and higher gains on financial transactions, driven by increased customer and markets activity. On the other hand, costs increased 15% and loan-loss provisions were higher. In the quarter, underlying attributable profit reached EUR 12 million.
The NPL ratio was 0.71%, coverage remained high and cost of credit was 0.21%.

Colombia
Highlights (changes in constant euros)
Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products. In line with this strategy, SCIB acted as a joint bookrunner in the Republic of Colombia's USD 2.5 billion debt issue, with the lowest coupon in the country's history for a 30-year bond.
In the second quarter of 2020, we recorded a reduction in vehicle sales of more than 60% year-on-year derived from COVID-19. During this period, Santander Consumer improved its value offer, launching a new app for online loans and products such as Seguro de Marca and Plan de Financiación Inteligente o Residual.
In the quarter, we made the payment relief plans enabled by the government available to customers with active credit.
Underlying attributable profit in the first half of the year was EUR 10 million (EUR 4 million in the same period of 2019). Total income grew 67%, primarily backed by the strong growth of net fee income (mainly those collected in the first quarter from project finance) and net interest income (due to increased demand for liquidity from our corporate customers). Costs were 40% higher, the efficiency ratio stood at 49.8% and the cost of credit remained at low levels (0.78%).

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Primary segments

CORPORATE CENTRE

Highlights
In the health crisis environment, the Corporate Centre continues to play a critical role in supporting the Group through the special situation committees. Also, starting in May, the progressive reincorporation of employees to the workplace began, with a mixture of on-site and remote working, always following government and health authorities recommendations, maintaining a high level of flexibility to meet individual needs.

•The Corporate Centre’s objective is to aid the operating units by contributing value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
•The underlying attributable loss increased 2% compared to 2019, mainly due to higher provisions.

EUR	-1,125 Mn
Underlying attributable profit

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:
•Making the Group’s governance more solid, through global control frameworks and supervision.
•Fostering the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.
•Contributing to the launch of projects that will be developed by our global businesses that leverage our worldwide presence to develop solutions once that can be used by all business units, generating economies of scale.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
–Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.
–This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other Group units is the market rate plus the premium which, in liquidity terms, the Group supports by immobilising funds during the term of the operation.
–Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
–Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. Net investments in equity are currently covered by EUR 21,721 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each of the units in order to maximise shareholder return.

Results
First half underlying attributable loss of EUR 1,125 million, 2% higher than in the same period of 2019 (EUR -1,108 million).
•Positive impact of EUR 249 million in gains on financial transactions mainly due to foreign currency hedging.
•On the other hand, the positive trend in operating expenses continued, improving 14% compared to the first half of 2019, driven by ongoing streamlining and simplification measures.
•Other results and provisions increased strongly due to one-off provisions for certain stakes whose value was affected by the crisis.

Underlying income statement
EUR million
	Q2'20	Q1'20	Chg.	H1'20	H1'19	Chg.
Total income	-313	-304	+3%	-617	-822	-25%
Net operating income	-395	-389	+1%	-784	-1,015	-23%
PBT	-773	-413	+87%	-1,186	-1,155	+3%
Underlying attrib. profit	-94	-1,031	-91%	-1,125	-1,108	+2%
Detailed financial information on page 76

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Secondary segments

RETAIL BANKING

Highlights (changes in constant euros)

Santander continued to support its customers, corporates and governments in all countries through a series of extraordinary measures to ensure the necessary financial support in the context of the health crisis, while we ensure our usual product and service offering.

•We remained committed to the digital transformation and multi-channel strategy. In June, we reached more than 146 million customers, of which more than 21 million are loyal, 40 million are digital and more than 32 million are mobile customers.
•Underlying attributable profit of EUR 1,616 million in the first half, strongly affected by COVID-19 related provisions.

EUR 1,616 Mn
Underlying attributable profit
Commercial activity
Santander wants to be the reference bank for individuals, SMEs and other companies in the countries where we operate, strengthening our commitment to society. In recent months, this role has become even more important due to the economic and social impacts arising from the global health crisis. Therefore, our priority has been to aid our customers, partners and local authorities by defining a series of measures which ensure the necessary financial support through pre-approved credit lines, payment holidays and special policies.
In addition, this situation has strengthened and accelerated our digital transformation, focusing on our multi-channel strategy and the digitalisation of processes and businesses, which resulted in an increase in digital customers of more than 3 million.
On the other hand, we continued to launch different commercial initiatives:
•In individuals, in Spain, focus was on the Plan Ayuda a las personas, centred on vulnerable customers. We continued to expand Santander Life in Chile and launched White Account in Argentina, a value proposition with additional benefits for healthcare professionals, who will also be treated as high-priority and Senior Account, which offers retired customers preferential service. In Poland, we strengthened our health and life insurance product offering.
•In auto finance, we are consolidating the strategic agreements in SCF. The joint initiative between SBNA and SC USA continued to thrive in prime auto loans. In Brazil, we launched joint offers with Webmotors.
•In the SME segment, we continued to move forward with products such as Prospera in Brazil and Uruguay. In Mexico, we launched e-SPUG, an innovative system to help stores and private sellers process distance selling in a simple, agile and safe way.
All these measures enabled loyal customers to grow to 21.5 million.
Results
Underlying attributable profit in the first half was EUR 1,616 million, strongly affected by COVID-19 related provisions:
•Total income fell 3% impacted by the fall in net fee income, partly offset by higher gains on financial transactions.
•Costs decreased 2%.
•Loan-loss provisions were up 74% strongly affected by COVID-19 related provisions. Cost of credit stood at 1.46% and the NPL ratio improved 24 bps to 3.75%.

Customers
June 2020. Thousands
Loyal customers		Digital customers

	21,507		39,915
31%	/active customers	+15%	YoY

Activity
June 2020. EUR billion and % change in constant euros

	+2%		+5%
	QoQ		QoQ
766		692
	+4%		+4%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	8,859	-4%	18,831	-3%
Expenses	-4,084	-4%	-8,611	-2%
Net operating income	4,775	-5%	10,220	-4%
LLPs	-2,846	-21%	-6,735	+74%
PBT	1,711	+54%	2,930	-52%
Underlying attrib. profit	982	+71%	1,616	-54%
Detailed financial information on page 77

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Secondary segments

CORPORATE & INVESTMENT BANKING

Highlights (changes in constant euros)
During the COVID-19 health crisis, SCIB maintained its growth strategy focusing its priorities on protecting employees and providing Santander's global clients (corporates, governments, institutions, etc.) the advisory and financial support they needed to overcome this difficult situation.

•Commercial activity remained highly active, as a result of the close and strong relationships with our customers, together with the geographical diversification of our model, with significant year-on-year growth in virtually all our main businesses.
•Underlying attributable profit in the quarter was 23% higher year-on-year at EUR 928 million, driven by double-digit revenue growth and cost reduction, which enabled us to absorb the increase in provisions.

EUR 928 Mn
Underlying attributable profit

Commercial activity
•Global markets: greater activity as a result of market volatility and the increased coverage needs of our clients. Positive performance in the Americas and Europe, notably sales in the UK and Asia, and management of books in Brazil, Mexico, the US, Colombia and Peru.
•Debt Capital Markets: Santander continued to focus on activities related to sustainable financing, being a reference for the issuance of green and social bonds, with a strong focus on those aimed at softening the effects of the pandemic. Significant growth in the quarter, backed by the positive performance in Europe and the US.
•Syndicated Corporate Loans: we supported our clients by meeting their funding and liquidity needs by increasing loan volumes and participating in operations backed by government support programmes across Europe. However, we maintained our responsible banking strategy, increasing our range of sustainable finance products via ESG loans or loans linked to sustainable indices.
•Structured Financing: Santander remained leader in financial advising in Latin America and in the European renewable energy sector, one of the main priorities of its ESG strategy. It consolidated its leadership position in Project Finance, ranking among the global top 10 both regarding the number and value of transactions as of June 2020.
•Cash management: strong deposit capturing performance, driven by the flight to quality impact on markets of COVID-19. Despite the sharp drop in transaction volumes in the market, Santander continued to grow, backed by solid commercial activity and its commitment to support customers.
•Export & Agency Finance: we continued to support our clients in their export activities through liquidity lines, maintaining our leadership position in this segment, spurred by our participation in government support initiatives through export credit agencies (ECA) and Multilateral Agencies in order to counteract the effects of the pandemic on SMEs.
•Trade & Working Capital Solutions: Santander maintained leadership positions in international confirming, receivables and trade funding (especially in South America).

•Corporate Finance: Despite the worsening of global conditions in recent months, we closed various significant operations, such as financially advising SIX Group AG in the takeover bid for BME (including M&A, ECM and rating advisory), one of the main transactions of 2020 in Spain.
In M&A, SCIB acted as sole advisor to Energias de Portugal (EDP) on the sale of assets and part of its commercial portfolio to Total.
Lastly, of note was Santander's participation as bookrunner in the EUR 2.6 billion IPO of JDE Peet's, the largest equity operation in Europe so far.
Business performance
The health crisis was virtually the sole conditioning factor in the first half of the year. In this regard, we continued to support our customers through contingency lines and other financing solutions.
In the quarter, the volume of loans and advances to customers excluding reverse repos rose to EUR 120,693 million, 14% higher than in December 2019. This led to an increase in risk weighted assets, both due to the increase in the volume of granted loans and higher market volatility. We are developing mitigation measures to minimise this increase.
Customer deposits excluding repos rose 26% in the first half to almost EUR 100 billion, driven by higher liquidity from our clients.

Activity
June 2020. EUR billion and % change in constant euros

	-2%		+9%
	QoQ		QoQ
121		108
	+20%		+26%
	YoY		YoY

Gross loans and advances to customers excl. reverse repos		Customer deposits excl. repos + mutual funds

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Secondary segments
Results (in constant euros)
First half underlying attributable profit was 23% higher, backed by double-digit growth in the majority of businesses, particularly Global Markets and Global Debt Financing. More moderate, but significant growth in Global Transaction Banking.
•Total income growth spurred by the strong increase in net interest income (+12%) and net fee income (+20%).
•Costs fell 1%, which enabled efficiency to improve 5 pp and net operating income to grow 32%.
•Higher provisions derived from the general macroeconomic deterioration were largely offset by sound revenue performance and prudent cost management.
Compared to the previous quarter, underlying attributable profit was down 2% as the positive performance of all revenue lines together with cost control were absorbed higher provisions.

Total income breakdown
Constant EUR million

TOTAL
Capital & Other
Global Markets
Global Debt Financing
Global Transaction Banking
2,336
+17%*
2,726
-32%
+45%
+18%
+8%
167
927
753
879
H1'19
H1'20

(*) In euros: +6%

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	1,426	+18%	2,726	+17%
Expenses	-507	0%	-1,043	-1%
Net operating income	919	+31%	1,683	+32%
LLPs	-245	—	-249	+372%
PBT	646	-4%	1,391	+17%
Underlying attrib. profit	437	-2%	928	+23%
Detailed financial information on page 77

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Secondary segments

WEALTH MANAGEMENT & INSURANCE

Highlights (changes in constant euros)
As part of the Group's 'new normal' plan, some of our employees began to return to their workplaces in several countries, always prioritising the safety of our customers and employees. The follow-up and interaction with customers continued during the crisis, fostering communication through digital channels.

•Underlying attributable profit rose 3% compared to the first half of 2019.
•Total fee income generated, including those ceded to the branch network represented 31% of the Group's total and grew 1% despite COVID-19 impact.
•Assets under management reached EUR 355 billion, 1% lower year-on-year, affected by the impact of the crisis. However, the previous quarter rebounded, increasing 5%.

EUR 427 Mn
Underlying attributable profit
Commercial activity
Within the developed strategy to become the best responsible wealth manager in Europe and Latin America, of note were:
•In Private Banking, the positive trend observed early this year continued, with good sales and business growth rates despite the market situation, as well as the strong reduction of interest rates in the US and the UK.
In the first half of the year, we continued to complete the value proposition in all our countries, focusing on advising services as the key to offer a more innovative product range adapted to the needs of our clients through our global platform.
This offer includes the alternative funds platform in Ireland (Icav) with the launch of a private debt fund managed by Bain Capital, the leading manager in this market, and a private equity fund of secondary securities managed by Harbour Vest. In Spain, we marketed an Everwood Capital fund that invests in photovoltaic plants and a listed fund that invests in student residences managed by GSA.
We continue to invest in our digital tools for both managers (SPiRIT) and clients (Virginia), whose use increased in recent months as the majority of our staff was working remotely.
In June, we received an award for the best technology in Latin America by the Professional Wealth Manager magazine of the Financial Times group.
All Access, our global value proposition, continued to expand and the total volume of shared business across our markets reached EUR 6,950 million, 37% more than June 2019, mainly driven by the operations in Mexico, Brazil, Chile, Miami and Switzerland.

Collaboration volumes
EUR million

6,950

•In Santander Asset Management we continued to improve and complete our product offering, such as the Santander GO range, reaching a volume of more than EUR 1 billion. We also launched products such as Gama Horizonte or MultiAsset Low Volatility in Spain following our alternative product offering strategy which began with the creation of the Global Multi Asset Solutions.
We continued with the implementation of the Aladdin platform, a strategic focus for our operational and technological transformation, which was already successfully rolled-out in Europe as scheduled, despite COVID-19.
We also continued to progress in our sustainability strategy (ESG), becoming a member of the International Investors Group on Climate Change (IIGCC), the European membership body for investor collaboration on climate change. Assets under management under the ESG criteria amounted to EUR 3.9 billion.
•In Insurance, our main growth driver continued to be non-credit business, which has a longer portfolio duration, maintaining policy renewals. We continued to increase the number of insurance policies distributed through our digital channels, which now account for 9% of the total sales volume.
At the end of March, a new multi-risk insurance proposal for SMEs was launched in Spain through our joint venture with Mapfre and, in May, an innovative proposal for car insurance through all channels including digital ones.
In the UK, we launched our tailored Home & Life insurance offering and in Latin America we continued to enhance customer experience with new versions of Autocompara, our car insurance distribution platform.
In Chile, Klare, our fully digital insurance broker was launched in May to offer insurance from different insurance companies to the entire Chilean market. In addition, we launched a new insurance proposal for SMEs with a unique digital experience in the market and with a new app that streamlines and tailors the training of our business executives and specialists.

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Secondary segments
Business performance
Total assets under management amounted to EUR 355 billion, in line with the first half of 2019, strongly impacted by the market value of custody positions. In the quarter, growth was 5%.

Business performance: SAM and Private Banking
June 2020. EUR billion and % change in constant euros

Note: Total assets marketed and/or managed in 2020 and 2019.
(*) Total adjusted customer funds of private banking managed by SAM. 2019 data Pro forma including Popular asset management Joint Ventures, fully integrated in 2020.

•In Private Banking, the volume of customer assets and liabilities amounted to EUR 219 billion in June 2020, 1% lower year-on-year. This was mainly due to the impact of markets on the custody business. However, mutual funds grew 3% and by 9% in the quarter.
Attributable profit reached EUR 212 million, up 6% compared to the first half of 2019, despite the sharp fall in interest rates. Of note were Miami, Mexico, Brazil, Portugal and Poland.
•In SAM, total assets under management increased 1% compared to the same period of 2019, despite the negative impact of markets driven by the COVID-19 crisis. In the second quarter, growth was 4% due to both the market improvement and the recovery of net sales in the second half of the quarter.
Underlying attributable profit was EUR 64 million, 9% lower year-on-year, due to lower average volumes and spreads. Total contribution to profit (including ceded fee income) was EUR 254 million.
•In Insurance, the volume of gross written premiums as of June amounted to EUR 4 billion (-12% year-on-year), affected by lower activity derived from the crisis, and particularly, due to lower savings insurance premiums impacted by from lower interest rates. At the end of the quarter, some signs of recovery in production could be observed, with more stable levels mainly in Latin America.
Of note was new protection insurance production, up 10% year-on-year.
Underlying attributable profit generated as of June by the insurance business amounted to EUR 152 million, 4% higher than in the same period of 2019. Total contribution to profit (including ceded fee income) was EUR 612 million.
Results
Underlying attributable profit was EUR 427 million in the first half of 2020, 3% higher year-on-year:
•Total income increased mainly driven by net fee income (+10%) due to the greater contribution from private banking, despite the strong exchange rate impact, which resulted in a 13% decrease of net interest income.
•Total fee income generated, including fees ceded to the branch network, rose 1% to EUR 1,586 million despite the crisis and represented 31% of the Group's total.

Total fee income generated
EUR million

1,586

•Operating expenses remained flat, due to the optimisation measures that absorbed the impact of the investments carried out.
•As a result, the efficiency ratio improved 0.5 pp compared to the same period last year and net operating income increased 7%.
•The NPL ratio recorded no material change despite the crisis.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 1,085 million in June 2020, 1% lower than in the same period of 2019.

Total profit contribution
EUR million and % change in constant euros
Q2'20		H1'20

	512		1,085
-10%	/ Q1'20	-1%	/ H1'19

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19
Revenue	482	-13%	1,069	+4%
Expenses	-220	-7%	-464	0%
Net operating income	263	-18%	605	+7%
LLPs	-5	-19%	-12	—
PBT	255	-19%	589	+4%
Underlying attrib. profit	186	-17%	427	+3%
Detailed financial information on page 78

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Secondary segments

SANTANDER GLOBAL PLATFORM (SGP)

Highlights (changes in constant euros)
•Our digital transformation leverages the Group's scale and global footprint. Santander Global Platform (SGP) aims to accelerate our growth by deploying global payments and financial solutions for SMEs and individuals in high-growth and large addressable markets.
•Within the COVID-19 environment, progress in the development of our payment platforms continued to meet its quarterly plans, incorporating new services and functionalities on schedule. The total number of active businesses stood at around one million and the revenue pool for GTS was 11% higher than in the first half of 2019.
•Following the completion of the operation, the GTS and Ebury teams have been working on a joint services and commercial plan, defining synergies and identifying complementary aspects.

GMS/Getnet GTS/OneTrade & Ebury Superdigital Openbank

Strategy
Santander Global Platform is focused on offering global payment solutions to customers. These solutions are all being built based on customer experience and as a driver of loyalty. SGP offers these solutions to both our banks (B2C) and to third parties (B2B2C), helping to expand our market to non-customers and new geographic areas, generating new significant revenue opportunities. The area continued to advance according to the envisaged schedule.
Bringing best-in-class banking solutions to SMEs:
•Global Merchant Services is an initiative led by Grupo Santander with the aim of creating a single open platform for the global development of the acquiring business through the unique brand Getnet. This business has a high strategic value in the relationship with our customers given the importance of collections management and value-added services for merchants.
In the second quarter of the year, transactional activity of our main markets was strongly impacted by mitigation measures arising from the COVID-19 pandemic. The most affected segments were airlines, hotels, restaurants and non-essential businesses.
However, the Group's total number of active businesses stood at around one million and achieved a total income of EUR 242 million in the first half of the year, 19% lower than the first half of 2019 in constant euros. In May and June, some recovery in activity could be observed, although it has not yet reached pre-COVID-19 levels.
Conversely, e-commerce grew at a strong pace, which enabled us to enhance our competitive position (Getnet reached a market share of around 22% in Brazil).
As regards the platform, we continued to include additional functionalities that will enable us to complete the roll-out in Mexico and the rest of Latin American countries as market conditions normalise.

•Global Trade Services, the Group's global platform to serve companies that trade internationally using international payments, FX, international treasury management and foreign trade services.
The Group's revenue pool for these services in the first half of the year amounted to EUR 640 million, excluding SCIB and WM&I, 11% greater than the first half of 2019 in constant euros, a very positive performance considering the COVID-19 environment and the fall in import/export flows related to the downturn in economic activity.
Regarding the development and deployment of the Group's global International Trade platform, Santander OneTrade, where all the Group's customers, as well as new external ones, will have access to an improved offer regarding these services, continued progressing as scheduled. As of July, three countries had been connected to the platform with access given to their customers (Brazil, Spain and the UK), and the development and quarterly incorporation of new features is progressing according to plan. In the quarter, we launched an international payments tracking service and OneTrade Accounts, which enables customers to check their multicountry account balance in real time.
On the other hand, the Ebury acquisition was completed in Q2, having successfully obtaining all required regulatory approvals. Ebury represents a significant strengthening of GTS's strategy through its complementary international services solutions, geographic scope, which expands the Group's presence, and agility developing and executing new solutions for customers. The GTS and Ebury team is already working on the joint services and commercial plan, defining synergies and common aspects between them.

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Secondary segments
Bringing best-in-class digital banking solutions to individuals:
•Superdigital, our financial inclusion platform for individuals that offers basic financial services simply and flexibly. It enables us to meet the financial needs of the underserved in a cost-effective way, providing them with basic financial products and a path to access credit, thus serving them responsibly and profitably.
Superdigital also integrates into GMS for small merchants. It has a special focus on Latin America, where there are c.300 million unbanked and underbanked consumers.
As of today, Superdigital operates in Brazil, Mexico and Chile, with growth in active customers of 91% year-on-year and 55% in transactions (H1'20 vs. H1'19). We aim to expand Superdigital to 7 countries in Latin America later this year.

•Openbank, our global, full-service digital bank offers the current accounts and cards also offered by neobanks, but also loans and mortgages, in addition to a state-of-the-art robo-advisory and open platform brokerage services.
Currently, Openbank is operating in Spain, the Netherlands, Germany and Portugal. In July, Openbank Argentina obtained its banking licence and is expected to start operations in the first half of 2021. In the first six months of 2020, Openbank increased its loan book by 57% year-on-year, deposits by 10% and new customers in the period by 95% compared with the first six months of 2019.  The number of brokerage accounts tripled in the first half of the year and the number of securities transactions rose by 108%. Loyal customers keep showing an industry record benchmark engagement ratio of 4.6 products per customer.
In the first six months, Openbank launched the first travel card, branded R42, that works by subscription, that can be turned-on and off from the app, and our customers pay only when they use it, as compared to competing neobank products that charge full year fees. This new travel card offers privileged exchange rates when used abroad, free ATM withdrawals, travel insurance and a concierge service.

Other activities
•Santander InnoVentures, our venture capital investments in the fintech ecosystem, continued to grow. In the second quarter, it invested in three new corporates, including Upgrade (a US retail lender) and a55 (an alternative SME lender in Brazil and Mexico), and continued to support existing companies such as Autofi (US auto dealer software and financing company), among others. As at end-June, Santander InnoVentures had invested more than USD 170 million in 34 companies in 9 countries. The strategic interaction between the Bank and Santander InnoVentures for the benefit of our customer base remained strong.

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Secondary segments
Results
Looking at SGP's activity in the first half of the year in a broad sense, i.e. if, in addition to considering the results generated by the digital platforms, 50% of the results generated by the countries on the products related with the platform (e.g. merchant acquiring, trade finance products, etc.) are also included, revenue of SGP as secondary segment was EUR 510 million in and pro forma underlying attributable profit was positive at EUR 63 million in the first half of 2020.
This is the net result of two components: on the one hand, the investment in building the platforms and, on the other hand, 50% of the profit obtained from commercial relationships with our customers:
•The construction of platforms is where most of the spend is concentrated. We are making progress in the development of new solutions and rolling them out in countries. This has a negative impact of EUR 78 million on the income statement for the first half.
•Profit obtained from commercial relationships with our customers linked to the global SGP platforms, and according to the criteria for allocating the aforementioned results, resulted in EUR 141 million in the first six months of the year.
We regularly assess the market valuations of the businesses included in SGP, based on multiples of comparable companies, to ensure our investments in digital are creating value.

Underlying income statement
EUR million and % change in constant euros
	Q2'20	/ Q1'20	H1'20	/ H1'19

Revenue	250	+4%	510	+9%
Expenses	-183	+4%	-369	+13%
Net operating income	67	+5%	141	-2%
LLPs	-14	+193%	-20	+19%
PBT	46	-22%	117	-7%
Underlying attrib. profit	20	-43%	63	-3%
Detailed financial information on page 78

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Responsible banking
RESPONSIBLE BANKING

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.
In order to meet our commitment to be a more responsible bank and help society address the main global issues, we have identified two challenges: adapt to the new business environment and contribute to more inclusive and sustainable growth, with the following goals set in 2019 for the coming years:

Santander Responsible banking targets
More information on our public commitments in responsible banking can be found on our website.

2018	2019	2020	2021	2025
Top 10 company to work for[1]	4	5		6	
Women on the board	33%	40%		40% - 60%	
Women in senior leadership positions[2] (%)	20%	23%			30%
Equal pay gap[3]	3%	2%			~0%
Financially empowered people[4]		2.0 mn			10 mn
Green finance raised and facilitated[5] (EUR)		19 bn			120 bn
Electricity used from renewable energy sources[6]	43%	50%		60%	100%
Becoming carbon neutral in our own operations			0%		
Reduction of unnecessary single use plastic in corporate buildings and branches		75%		100%	
Scholarships, internships and entrepreneurs programmes[7]		69 k		200 k	
People helped through our community programmes[8]		1.6 mn		4 mn	

— Cumulative target → From... to...

1. According to relevant external indices in each country (Great Place to Work, Top Employer, Merco, etc.).
2. Senior positions represent 1% of total workforce.
3. Calculation of equal pay gap compares employees of the same job, level and function.
4. People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.
5. Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn.
6. In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.
7. People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).
8. People helped through our community investment programmes (excluded Santander Universities and financial education initiatives).

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Responsible banking

First half highlights

The Group is supporting its stakeholders in the difficulties they may have as a result of the current pandemic. We have put in place various contingency plans in the countries in which we operate.
We signed the Green Recovery alliance launched by the European Parliament: an appeal for a green recovery from the COVID-19 pandemic.
We published the thematic reports on responsible banking in 2019, which review in detail all the activity in this area in our main markets, and complement the chapter on Responsible Banking in the Annual Report published in February. There are a total of seven themes, including the Climate Finance report in which we published this year the progress according to the four pillars of TCFD, as well as our portfolio in relevant sectors to the climate in order to make progress towards the objectives of the Paris Agreement.
We were recognised for our excellent results with the Gold Class distinction in The Sustainability Yearbook 2020 released by S&P Global, as Santander ranked 1st in the Dow Jones Sustainability Index. We achieved a total score of 86 points out of 100, reaching the maximum score of 100 in a number of assessed areas, including tax strategy, privacy protection, environmental reporting and financial inclusion.
In addition, the Group continued to develop responsible banking initiatives in the quarter, in the areas of environmental sustainability, diversity and community support, among others. The most relevant are detailed below.

As part of our corporate commitment to the environment, Santander continued financing green alternatives and renewable energies in its different countries:
We issued a EUR 1 bn green bond to finance or refinance renewable wind and solar energy projects. This is the second issuance of this type of instrument made under the Global Sustainable Bond Framework.
Santander Bank Polska, together with other entities, signed the largest contract for financing photovoltaic projects in Poland to build 128 solar power plants. Santander Argentina was involved in the placement of the first green bond issued on the local primary debt market, which amounted to USD 84 million.
Santander Portugal was involved in the launch of 2020's first corporate hybrid bond - the new Green Hybrid Bond - presented by EDP (Energías de Portugal). The Bank also signed a commitment to promote the objectives of Lisbon Green Capital 2020.

Regarding our diversity and inclusion commitments, we joined The Valuable 500, committing to include disability inclusion in the board's agenda, and signed the UN Women Empowerment principles. In addition, the board approved a minimum standard for parental leave which is already being implemented and is expected to be applied in all countries by 2022, offering at least 14 paid weeks for mothers and four weeks for fathers or secondary parents.

Following our commitment of acting responsibly towards our employees, we received the Top Employers 2020 certification for the excellent working conditions in Spain, Poland, the UK and Chile, and in different Santander Consumer Finance units. In addition, we are the ninth best company to work for in Latin America according to Great Place to Work 2020 and ranked third in the category of enterprises with more than 1,000 employees. We were also named best bank in Portugal.

In addition to the measures implemented to minimise the impacts of the COVID-19 pandemic, we continued to invest in the communities in which we operate. In collaboration with MIT Professional Education, we launched the Santander Scholarships MIT Leading Digital Transformation and, together with the British Council, we launched the Santander British Council Summer Experience.

As a result of these efforts, Banco Santander was ranked the world’s most sustainable bank in the Dow Jones Sustainability Index for the first time and was also first in Europe for the second year running. The index evaluates the Group’s performance across economic, environmental and social dimensions.

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Corporate governance
CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy looking out for the interests of all its stakeholders and society in general

à Changes in the board
•Once the corresponding regulatory authorisations were obtained, on 19 and 30 May 2020, respectively, Mr Luis Isasi joined the board as an external director and Mr Sergio Rial as an executive director, the latter replacing Mr Ignacio Benjumea, who ceased duties as director on 30 May 2020.
•The appointments committee has proposed Mr R. Martin Chávez as a new independent director of the Bank. Mr Chávez will replace Esther Giménez-Salinas who will be stepping down having served on the board for eight years. His appointment is subject to the usual regulatory approvals and it is expected that his appointment will be submitted for approval at the general shareholders meeting that will likely take place in October 2020.
à Changes in the composition of the board committees
•As of 20 May 2020, Mr Luis Isasi was appointed a member of the executive committee, the remuneration committee and the risk supervision, regulation and compliance committee.
•Once Mr Chavez joins the board of directors, he will also join the remuneration committee, risk supervision, regulation and compliance committee, and innovation and technology committee
à Changes in the organisational structure of the Group's Senior Management
•As of 12 May 2020, the Bank announced the appointment of Mr António Simões as the new regional head of Europe, succeeding Mr Gerry Byrne, who, after a career spanning nearly 50 years in banking, has decided to retire at the beginning of 2021. He will have managerial responsibility and oversight of the Group's business in Europe, will lead the retail and commercial banking businesses, with reporting lines from the country heads of Spain, the UK, Portugal and Poland.
Mr António Simões is expected to join the Bank on 1 September 2020, subject to regulatory approval.
•On the other hand, as of 30 June 2020, Mr. José María Nus has ceased to be part of the Bank's senior management.

SIGNIFICANT EVENTS SINCE QUARTER END
From 1 July 2020 until the approval date of the interim financial statements for the six-month period ended 30 June 2020, no material facts other than those indicated in this report have occurred.

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Santander share
SANTANDER SHARE
Banco Santander, following the European Central Bank (ECB) recommendation urging financial institutions, given the uncertainty resulting from the COVID-19 emergency, to preserve capital by cancelling the payment of dividends against 2019 and 2020 earnings, decided to cancel the final dividend charged against 2019 earnings and hold a further general shareholders meeting, expected in October 2020, to consider a dividend payment if the uncertainties relating to the COVID-19 crisis are resolved.
The Group, even before the ECB’s announcement, had agreed to cancel the interim dividend charged against 2020 and suspend its decision on 2020 dividends until there was more clarity regarding the impact of the crisis. This decision was taken to ensure the Bank has as much flexibility as possible to allow it to maximise lending and support businesses and individuals affected by the COVID-19 pandemic.
With the greater visibility we have today and given the Bank's capital strength and the performance of underlying results, the Board intends to propose to the Shareholders' Meeting the payment of a scrip dividend (payable in new shares) equivalent to EUR 0.10 per share, for a total dividend equivalent to EUR 0.20 charged to 2019 results.
In addition, and as commented on in other sections of this report, the Bank has accrued 6 basis points of CET1 capital in the quarter to allow the flexibility to pay a cash dividend against 2020 results, as soon as market conditions normalise and subject to regulatory approvals and guidance.
In a complicated environment derived from the health crisis, the Group has carried out various measures to protect its stakeholders. In this regard, our priorities were to protect the health of our employees, ensure the continuity of service to customers through the offices or by remote channels, and foster their economic resilience, having supported more than 600,000 customers by providing liquidity through government programmes and more than 5 million with payment holidays programmes, while we kept all channels open with our shareholders and investors to boost their confidence, which is reflected in an increase of almost 100,000 new shareholders since December.
àShareholder remuneration
The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the US as an ADR and in the UK as a CDI.
The measures adopted by governments to contain the health crisis resulting from the fast spread of COVID-19 had a very severe effect on economic activity. The rapid adoption of monetary policy measures by central banks, together with the ongoing support packages that governments put in place for businesses and households to counter the economic slowdown, succeeded in increasing investor confidence, although uncertainty and the risk of further outbreaks persist.
Central banks are launching measures to support economies: for example, the ECB announced a new EUR 750 billion asset purchase programme in March, which was increased in June to a total of EUR 1,350 billion. Also, the Fed cut interest rates twice to 0% and announced unlimited asset purchases until markets stabilise.
Since the beginning of the year, the main markets performed better than the banking sector, the latter being influenced by the ECB's recommendation not to distribute dividends, as well as by the limitations of both the Bank of England and the Fed on dividend distribution and share buyback programmes. In Spain, the Ibex 35 was down 24.3% and, in Europe, the DJ Stoxx 50 was down 12.2%. DJ Banks was down 34.3% and MSCI World Banks was down 31.3%. Santander share price fell 41.7%, to end the quarter at EUR 2.175.

Share price

START 31/12/2019	END 30/06/2020
€3.730	€2.175

Maximum 17/02/2020	Minimum 20/05/2020
€3.964	€1.776

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Santander share

Comparative share performance

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Santander share
SANTANDER SHARE
àMarket capitalisation and trading
As at 30 June 2020, Santander was the second largest bank in the Eurozone by market capitalisation and the 33rd in the world among financial entities (EUR 36,136 million).
The share’s weighting in the DJ Stoxx 50 was 1.0% and 7.0% in the DJ Stoxx Banks. In the domestic market, its weight in the Ibex 35 as at end-June was 9.6%.
A total of 10,307 million shares were traded in the year for an effective value of EUR 26,691 million and a liquidity ratio of 62%.
The daily trading volume was 82 million shares with an effective value of EUR 212 million.
àShareholder base
The total number of Santander shareholders at 30 June 2020 was 4,080,201, of which 3,774,868 were European (77.10% of the capital stock) and 288,093 from the Americas (21.99% of the capital stock).
Excluding the board, which holds 1.10% of the Bank’s capital stock, retail shareholders account for 41.59% and institutional shareholders account for 57.31%.

Share capital distribution by geographic area
June 2020
The Americas	Europe	Other
21.99%	77.10%	0.91%

2nd	Bank in the Eurozone by market capitalisation
EUR 36,136 million

The Santander share
June 2020

Shares and trading data
Shares (number)	16,618,114,582
Average daily turnover (number of shares)	81,804,975
Share liquidity (%)	62
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.54
Free float (%)	99.85

Share capital distribution by type of shareholder
June 2020

Institutional:
57.31%
Board (*):
1.10%
Retail:
41.59%

(*) Shares owned or represented by directors.

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Interim consolidated director's report  First half 2020

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Group financial information

Net fee income. Consolidated
EUR million
	Q2'20	Q1'20	Change (%)	H1'20	H1'19	Change (%)
Fees from services	1,216	1,705	(28.7)	2,921	3,513	(16.9)
Wealth management and marketing of customer funds	780	928	(15.9)	1,708	1,898	(10.0)
Securities and custody	287	220	30.5	507	452	12.2
Net fee income	2,283	2,853	(20.0)	5,136	5,863	(12.4)

Operating expenses. Consolidated
EUR million
	Q2'20	Q1'20	Change (%)	H1'20	H1'19	Change (%)
Staff costs	2,568	2,899	(11.4)	5,467	6,080	(10.1)
Other general administrative expenses	1,818	1,949	(6.7)	3,767	4,030	(6.5)
Information technology	523	498	5.0	1,021	1,113	(8.3)
Communications	113	133	(15.0)	246	264	(6.8)
Advertising	123	136	(9.6)	259	325	(20.3)
Buildings and premises	174	210	(17.1)	384	429	(10.5)
Printed and office material	28	26	7.7	54	63	(14.3)
Taxes (other than tax on profits)	114	138	(17.4)	252	264	(4.5)
Other expenses	743	808	(8.0)	1,551	1,572	(1.3)
Administrative expenses	4,386	4,848	(9.5)	9,234	10,110	(8.7)
Depreciation and amortisation	690	729	(5.3)	1,419	1,477	(3.9)
Operating expenses	5,076	5,577	(9.0)	10,653	11,587	(8.1)

Operating means. Consolidated
	Employees			Branches
	Jun-20	Jun-19	Change	Jun-20	Jun-19	Change
Europe	85,215	91,488	(6,273)	5,309	6,427	(1,118)
Spain	27,261	30,682	(3,421)	3,222	4,247	(1,025)
Santander Consumer Finance	13,716	14,494	(778)	407	424	(17)
United Kingdom	24,161	25,761	(1,600)	615	659	(44)
Portugal	6,506	6,736	(230)	525	553	(28)
Poland	10,968	11,488	(520)	529	532	(3)
Other	2,603	2,327	276	11	12	(1)
North America	38,116	36,917	1,199	2,043	2,062	(19)
US	17,299	17,381	(82)	614	646	(32)
Mexico	20,817	19,536	1,281	1,429	1,416	13
South America	67,652	71,158	(3,506)	4,494	4,591	(97)
Brazil	44,951	48,118	(3,167)	3,585	3,643	(58)
Chile	11,405	11,797	(392)	367	380	(13)
Argentina	9,244	9,183	61	438	469	(31)
Other	2,052	2,060	(8)	104	99	5
Santander Global Platform	1,528	597	931	1	1	—
Corporate Centre	1,773	1,644	129
Total Group	194,284	201,804	(7,520)	11,847	13,081	(1,234)

Net loan-loss provisions. Consolidated
EUR million
	Q2'20	Q1'20	Change (%)	H1'20	H1'19	Change (%)
Non-performing loans	3,361	4,216	(20.3)	7,577	5,152	47.1
Country-risk	(1)	(6)	(83.3)	(7)	(1)	600.0
Recovery of written-off assets	(242)	(301)	(19.6)	(543)	(838)	(35.2)
Net loan-loss provisions	3,118	3,909	(20.2)	7,027	4,313	62.9

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Group financial information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-20	Jun-19	Absolute	%	Dec-19
Commercial bills	30,354	34,275	(3,921)	(11.4)	37,753
Secured loans	508,292	495,091	13,201	2.7	513,929
Other term loans	275,762	270,244	5,518	2.0	267,138
Finance leases	35,401	34,534	867	2.5	35,788
Receivable on demand	10,194	8,689	1,505	17.3	7,714
Credit cards receivable	17,341	23,031	(5,690)	(24.7)	23,876
Impaired assets	31,754	33,045	(1,291)	(3.9)	32,559
Gross loans and advances to customers (excl. reverse repos)	909,098	898,909	10,189	1.1	918,757
Reverse repos	48,681	32,049	16,632	51.9	45,703
Gross loans and advances to customers	957,779	930,958	26,821	2.9	964,460
Loan-loss allowances	22,983	22,723	260	1.1	22,242
Loans and advances to customers	934,796	908,235	26,561	2.9	942,218

Total funds. Consolidated
EUR million
			Change
	Jun-20	Jun-19	Absolute	%	Dec-19
Demand deposits	618,832	573,079	45,753	8.0	588,534
Time deposits	187,518	206,431	(18,913)	(9.2)	196,920
Mutual funds	152,040	174,294	(22,254)	(12.8)	180,405
Customer funds	958,390	953,804	4,586	0.5	965,859
Pension funds	15,086	15,602	(516)	(3.3)	15,878
Managed portfolios	26,038	28,122	(2,084)	(7.4)	30,117
Repos	40,482	35,241	5,241	14.9	38,911
Total funds	1,039,996	1,032,769	7,227	0.7	1,050,765

Eligible capital (fully loaded). Consolidated
EUR million
			Change
	Jun-20	Jun-19	Absolute	%	Dec-19
Capital stock and reserves	125,322	119,650	5,672	4.7	120,260
Attributable profit	(10,798)	3,231	(14,029)	—	6,515
Dividends	—	(1,615)	1,615	(100.0)	(3,423)
Other retained earnings	(33,171)	(24,888)	(8,283)	33.3	(25,385)
Minority interests	6,639	6,893	(254)	(3.7)	6,441
Goodwill and intangible assets	(16,952)	(28,810)	11,859	(41.2)	(28,478)
Other deductions	(3,847)	(6,054)	2,207	(36.5)	(5,432)
Core CET1	67,192	68,406	(1,213)	(1.8)	70,497
Preferred shares and other eligible T1	8,727	8,690	37	0.4	8,467
Tier 1	75,920	77,096	(1,176)	(1.5)	78,964
Generic funds and eligible T2 instruments	11,830	12,544	(713)	(5.7)	11,973
Eligible capital	87,750	89,640	(1,890)	(2.1)	90,937
Risk-weighted assets	567,446	605,470	(38,024)	(6.3)	605,244
CET1 capital ratio	11.84	11.30	0.54		11.65
T1 capital ratio	13.38	12.73	0.65		13.05
Total capital ratio	15.46	14.80	0.66		15.02

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Financial information by segment

EUROPE						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	3,352	(2.4)	(1.0)	6,787	(5.0)	(4.3)
Net fee income	1,098	(16.5)	(15.7)	2,413	(8.3)	(8.0)
Gains (losses) on financial transactions (1)	216	51.6	51.3	358	7.8	7.8
Other operating income	(89)	—	—	(7)	—	—
Total income	4,577	(8.0)	(6.9)	9,551	(8.3)	(7.8)
Administrative expenses and amortisations	(2,526)	(6.9)	(5.7)	(5,237)	(6.3)	(5.9)
Net operating income	2,051	(9.4)	(8.3)	4,314	(10.6)	(9.9)
Net loan-loss provisions	(877)	(34.3)	(33.5)	(2,211)	162.1	163.0
Other gains (losses) and provisions	(160)	(18.0)	(16.0)	(355)	(17.2)	(16.8)
Profit before tax	1,014	38.3	39.9	1,747	(50.8)	(50.4)
Tax on profit	(275)	26.4	27.6	(492)	(49.1)	(48.7)
Profit from continuing operations	739	43.4	45.1	1,255	(51.4)	(51.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	739	43.4	45.1	1,255	(51.4)	(51.0)
Non-controlling interests	(107)	46.6	47.9	(180)	(21.5)	(20.8)
Underlying attributable profit to the parent	632	42.9	44.7	1,075	(54.3)	(54.0)

Balance sheet
Loans and advances to customers	684,446	0.6	1.4	684,446	5.3	6.3
Cash, central banks and credit institutions	258,158	36.2	36.8	258,158	28.5	29.1
Debt instruments	91,038	10.9	11.1	91,038	(20.0)	(19.4)
Other financial assets	54,171	(10.9)	(10.8)	54,171	5.2	5.3
Other asset accounts	45,211	(5.2)	(4.6)	45,211	5.2	5.8
Total assets	1,133,025	6.8	7.5	1,133,025	7.0	7.8
Customer deposits	610,021	5.0	5.8	610,021	3.5	4.4
Central banks and credit institutions	251,351	27.0	27.6	251,351	22.8	23.2
Marketable debt securities	128,570	(5.5)	(4.5)	128,570	(0.8)	0.3
Other financial liabilities	71,538	(0.8)	(0.7)	71,538	13.3	13.5
Other liabilities accounts	17,002	(4.9)	(4.5)	17,002	(2.7)	(1.9)
Total liabilities	1,078,482	7.3	8.1	1,078,482	7.4	8.2
Total equity	54,543	(2.2)	(1.8)	54,543	(0.2)	1.1

Memorandum items:
Gross loans and advances to customers (2)	656,001	0.5	1.3	656,001	2.8	3.8
Customer funds	672,341	4.4	5.1	672,341	2.1	2.9
Customer deposits (3)	588,886	3.8	4.5	588,886	2.7	3.6
Mutual funds	83,455	8.7	8.8	83,455	(1.7)	(1.3)

Ratios (%) and operating means
Underlying RoTE	5.27	1.65		4.44	(5.28)
Efficiency ratio	55.2	0.7		54.8	1.1
NPL ratio	3.24	0.05		3.24	(0.24)
NPL coverage	53.4	(0.7)		53.4	3.5
Number of employees	85,215	(0.7)		85,215	(6.9)
Number of branches	5,309	(0.4)		5,309	(17.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Spain				Q
EUR million
		/ Q1'20		/ H1'19
Underlying income statement	Q2'20%		H1'20%
Net interest income	931	0.6	1,856	(8.0)
Net fee income	535	(16.8)	1,178	(5.5)
Gains (losses) on financial transactions (1)	250	60.2	407	22.0
Other operating income	(154)	—	(90)	—
Total income	1,562	(12.7)	3,350	(9.6)
Administrative expenses and amortisations	(896)	(5.1)	(1,841)	(10.0)
Net operating income	665	(21.2)	1,509	(9.1)
Net loan-loss provisions	(313)	(50.3)	(941)	100.1
Other gains (losses) and provisions	(115)	11.0	(219)	(14.3)
Profit before tax	237	112.0	350	(62.6)
Tax on profit	(77)	245.9	(99)	(59.0)
Profit from continuing operations	160	78.8	250	(63.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	160	78.8	250	(63.9)
Non-controlling interests	—	—	—	(12.1)
Underlying attributable profit to the parent	161	79.1	251	(63.9)

Balance sheet
Loans and advances to customers	197,424	6.2	197,424	1.5
Cash, central banks and credit institutions	108,381	38.2	108,381	24.3
Debt instruments	25,100	2.6	25,100	(36.1)
Other financial assets	1,661	18.0	1,661	13.0
Other asset accounts	23,203	(8.0)	23,203	3.3
Total assets	355,769	12.8	355,769	3.2
Customer deposits	248,053	5.7	248,053	(1.6)
Central banks and credit institutions	46,942	132.1	46,942	23.5
Marketable debt securities	27,377	(7.2)	27,377	10.2
Other financial liabilities	12,370	37.9	12,370	39.9
Other liabilities accounts	5,159	(17.2)	5,159	(15.3)
Total liabilities	339,901	13.4	339,901	3.1
Total equity	15,868	0.7	15,868	5.8

Memorandum items:
Gross loans and advances to customers (2)	203,811	5.9	203,811	1.4
Customer funds	311,824	6.1	311,824	(1.7)
Customer deposits (3)	248,053	5.7	248,053	(1.2)
Mutual funds	63,770	7.8	63,770	(3.4)

Ratios (%) and operating means
Underlying RoTE	4.19	1.89	3.24	(6.07)
Efficiency ratio	57.4	4.6	54.9	(0.2)
NPL ratio	6.55	(0.33)	6.55	(0.47)
NPL coverage	43.3	(1.3)	43.3	0.4
Number of employees	27,261	(0.3)	27,261	(11.1)
Number of branches	3,222	0.0	3,222	(24.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

Santander Consumer Finance						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	947	(3.2)	(2.0)	1,926	0.8	2.5
Net fee income	159	(14.9)	(14.6)	345	(16.7)	(16.3)
Gains (losses) on financial transactions (1)	5	—	—	(5)	—	—
Other operating income	(16)	—	—	(1)	(88.3)	(88.8)
Total income	1,095	(6.4)	(5.4)	2,266	(2.4)	(0.9)
Administrative expenses and amortisations	(469)	(8.8)	(7.9)	(983)	(5.0)	(3.6)
Net operating income	626	(4.6)	(3.5)	1,283	(0.3)	1.4
Net loan-loss provisions	(184)	(42.1)	(41.4)	(501)	176.9	177.1
Other gains (losses) and provisions	23	(48.1)	(49.0)	67	480.6	450.1
Profit before tax	466	21.5	22.6	849	(24.0)	(22.6)
Tax on profit	(132)	23.7	24.2	(239)	(23.8)	(22.6)
Profit from continuing operations	333	20.6	21.9	610	(24.1)	(22.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	333	20.6	21.9	610	(24.1)	(22.6)
Non-controlling interests	(76)	32.4	32.9	(133)	(8.7)	(8.5)
Underlying attributable profit to the parent	258	17.5	19.1	477	(27.5)	(25.8)

Balance sheet
Loans and advances to customers	99,255	(0.6)	(1.4)	99,255	0.9	2.5
Cash, central banks and credit institutions	9,831	(19.3)	(20.2)	9,831	44.6	47.7
Debt instruments	4,565	68.4	64.7	4,565	38.8	43.3
Other financial assets	31	(21.5)	(21.9)	31	(18.9)	(17.8)
Other asset accounts	4,117	3.3	2.6	4,117	0.4	1.4
Total assets	117,799	(0.8)	(1.7)	117,799	4.6	6.3
Customer deposits	38,307	0.5	(0.7)	38,307	1.1	3.2
Central banks and credit institutions	29,094	3.0	2.3	29,094	15.9	17.2
Marketable debt securities	34,691	(6.1)	(6.7)	34,691	2.2	3.7
Other financial liabilities	1,411	30.6	29.5	1,411	1.1	1.7
Other liabilities accounts	3,610	3.9	3.3	3,610	(7.5)	(6.6)
Total liabilities	107,113	(0.7)	(1.5)	107,113	4.8	6.4
Total equity	10,686	(2.1)	(3.3)	10,686	3.0	5.5

Memorandum items:
Gross loans and advances to customers (2)	101,955	(0.6)	(1.4)	101,955	1.2	2.8
Customer funds	38,307	0.5	(0.7)	38,307	1.1	3.2
Customer deposits (3)	38,307	0.5	(0.7)	38,307	1.1	3.2
Mutual funds	—	—	—	—	—	—

Ratios (%) and operating means
Underlying RoTE	12.04	2.02		11.02	(4.34)
Efficiency ratio	42.8	(1.1)		43.4	(1.2)
NPL ratio	2.52	0.09		2.52	0.28
NPL coverage	106.1	(3.5)		106.1	0.2
Number of employees	13,716	(1.0)		13,716	(5.4)
Number of branches	407	(2.4)		407	(4.0)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

72	January - June 2020

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Financial information by segment

United Kingdom						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	871	(3.1)	(0.2)	1,769	(7.8)	(7.7)
Net fee income	96	(50.1)	(47.9)	290	(31.6)	(31.6)
Gains (losses) on financial transactions (1)	—	(96.8)	(95.3)	(7)	—	—
Other operating income	12	(9.5)	(6.7)	25	(3.4)	(3.4)
Total income	979	(10.8)	(8.0)	2,077	(13.0)	(13.0)
Administrative expenses and amortisations	(656)	(8.1)	(5.3)	(1,370)	(5.0)	(4.9)
Net operating income	323	(15.9)	(13.2)	707	(25.3)	(25.2)
Net loan-loss provisions	(239)	25.2	28.5	(430)	437.0	437.5
Other gains (losses) and provisions	(4)	(94.1)	(92.6)	(79)	5.5	5.6
Profit before tax	80	(33.0)	(30.5)	198	(75.0)	(75.0)
Tax on profit	(18)	(35.1)	(32.7)	(46)	(76.7)	(76.7)
Profit from continuing operations	61	(32.3)	(29.8)	152	(74.4)	(74.4)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	61	(32.3)	(29.8)	152	(74.4)	(74.4)
Non-controlling interests	(7)	13.9	17.0	(13)	21.6	21.7
Underlying attributable profit to the parent	54	(35.6)	(33.2)	139	(76.1)	(76.1)

Balance sheet
Loans and advances to customers	260,157	(2.9)	(0.3)	260,157	3.4	4.9
Cash, central banks and credit institutions	48,060	27.9	31.3	48,060	18.6	20.3
Debt instruments	17,001	0.3	3.0	17,001	(28.0)	(26.9)
Other financial assets	1,475	33.7	37.2	1,475	35.0	37.0
Other asset accounts	10,543	(14.1)	(11.9)	10,543	2.1	3.6
Total assets	337,235	0.5	3.1	337,235	3.1	4.6
Customer deposits	225,223	4.2	7.0	225,223	6.7	8.3
Central banks and credit institutions	29,157	(3.4)	(0.9)	29,157	18.9	20.6
Marketable debt securities	59,928	(6.5)	(4.0)	59,928	(8.1)	(6.8)
Other financial liabilities	3,032	(2.6)	0.0	3,032	(37.8)	(36.9)
Other liabilities accounts	4,616	(9.0)	(6.6)	4,616	3.3	4.8
Total liabilities	321,956	1.1	3.7	321,956	3.8	5.3
Total equity	15,279	(11.3)	(9.0)	15,279	(10.0)	(8.7)

Memorandum items:
Gross loans and advances to customers (2)	237,561	(2.5)	0.1	237,561	2.3	3.8
Customer funds	213,146	1.4	4.0	213,146	3.9	5.5
Customer deposits (3)	205,750	1.1	3.8	205,750	4.5	6.0
Mutual funds	7,396	8.0	10.9	7,396	(9.1)	(7.8)

Ratios (%) and operating means
Underlying RoTE	1.54	(0.78)		1.95	(5.86)
Efficiency ratio	67.0	2.0		66.0	5.6
NPL ratio	1.08	0.12		1.08	(0.05)
NPL coverage	46.0	3.0		46.0	14.1
Number of employees	24,161	(1.4)		24,161	(6.2)
Number of branches	615	0.0		615	(6.7)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2020	73

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Financial information by segment

Portugal				Q
EUR million
		/ Q1'20		/ H1'19
Underlying income statement	Q2'20%		H1'20%
Net interest income	197	(2.3)	399	(6.9)
Net fee income	90	(11.0)	191	(2.9)
Gains (losses) on financial transactions (1)	35	(37.6)	91	(0.8)
Other operating income	(5)	(42.6)	(14)	145.1
Total income	317	(9.4)	668	(6.2)
Administrative expenses and amortisations	(145)	(4.2)	(296)	(5.1)
Net operating income	172	(13.4)	372	(7.0)
Net loan-loss provisions	(24)	(70.0)	(105)	—
Other gains (losses) and provisions	(16)	(23.4)	(37)	13.3
Profit before tax	132	35.2	230	(39.3)
Tax on profit	(41)	36.9	(70)	(40.6)
Profit from continuing operations	92	34.5	160	(38.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	92	34.5	160	(38.7)
Non-controlling interests	—	(99.1)	—	(64.4)
Underlying attributable profit to the parent	92	35.2	160	(38.6)

Balance sheet
Loans and advances to customers	37,082	2.2	37,082	3.8
Cash, central banks and credit institutions	8,769	70.7	8,769	117.9
Debt instruments	11,782	3.8	11,782	(11.0)
Other financial assets	1,530	(1.4)	1,530	(15.4)
Other asset accounts	1,659	(1.5)	1,659	(14.5)
Total assets	60,822	8.6	60,822	7.2
Customer deposits	40,038	3.0	40,038	2.7
Central banks and credit institutions	11,584	45.3	11,584	43.6
Marketable debt securities	3,268	(2.1)	3,268	(4.6)
Other financial liabilities	256	(14.9)	256	(21.4)
Other liabilities accounts	1,784	7.1	1,784	4.9
Total liabilities	56,930	9.1	56,930	8.5
Total equity	3,892	1.1	3,892	(8.5)

Memorandum items:
Gross loans and advances to customers (2)	38,097	2.2	38,097	3.8
Customer funds	42,922	3.2	42,922	2.7
Customer deposits (3)	40,038	3.0	40,038	2.7
Mutual funds	2,884	6.8	2,884	2.7

Ratios (%) and operating means
Underlying RoTE	9.60	2.24	8.52	(4.03)
Efficiency ratio	45.6	2.5	44.3	0.5
NPL ratio	4.43	(0.13)	4.43	(0.57)
NPL coverage	60.9	1.9	60.9	8.0
Number of employees	6,506	(0.1)	6,506	(3.4)
Number of branches	525	(0.8)	525	(5.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

74	January - June 2020

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Financial information by segment

Poland						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	251	(15.1)	(11.3)	547	(3.1)	(0.5)
Net fee income	104	(11.1)	(7.2)	220	(4.4)	(1.7)
Gains (losses) on financial transactions (1)	21	154.5	161.8	30	(24.7)	(22.6)
Other operating income	1	—	—	(55)	210.0	218.4
Total income	377	3.5	7.6	742	(9.1)	(6.6)
Administrative expenses and amortisations	(143)	(16.7)	(13.0)	(315)	(10.0)	(7.5)
Net operating income	235	21.5	26.0	428	(8.5)	(6.0)
Net loan-loss provisions	(89)	(6.8)	(2.8)	(184)	72.3	77.0
Other gains (losses) and provisions	(40)	12.3	16.6	(76)	12.5	15.6
Profit before tax	105	70.0	75.5	167	(42.8)	(41.2)
Tax on profit	(31)	5.9	10.1	(61)	(16.7)	(14.4)
Profit from continuing operations	74	129.0	135.7	106	(51.5)	(50.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	74	129.0	135.7	106	(51.5)	(50.2)
Non-controlling interests	(23)	142.8	149.8	(33)	(52.5)	(51.2)
Underlying attributable profit to the parent	51	123.1	129.7	73	(51.1)	(49.7)

Balance sheet
Loans and advances to customers	29,186	0.0	(2.4)	29,186	(0.5)	4.0
Cash, central banks and credit institutions	3,004	(15.3)	(17.3)	3,004	0.6	5.2
Debt instruments	12,128	41.4	38.1	12,128	17.0	22.3
Other financial assets	511	(31.0)	(32.6)	511	(9.5)	(5.4)
Other asset accounts	1,367	2.4	0.0	1,367	3.0	7.7
Total assets	46,197	6.5	4.0	46,197	3.6	8.3
Customer deposits	34,317	8.3	5.8	34,317	4.8	9.5
Central banks and credit institutions	2,896	17.5	14.8	2,896	(10.7)	(6.6)
Marketable debt securities	2,056	(12.9)	(14.9)	2,056	(1.7)	2.8
Other financial liabilities	680	(17.7)	(19.7)	680	(16.5)	(12.7)
Other liabilities accounts	1,182	(2.9)	(5.1)	1,182	32.2	38.2
Total liabilities	41,131	6.7	4.2	41,131	3.3	8.1
Total equity	5,065	4.7	2.3	5,065	5.7	10.6

Memorandum items:
Gross loans and advances to customers (2)	30,151	0.3	(2.1)	30,151	(0.4)	4.1
Customer funds	37,623	8.5	6.0	37,623	4.3	9.1
Customer deposits (3)	34,303	8.3	5.8	34,303	7.6	12.6
Mutual funds	3,320	11.1	8.5	3,320	(20.8)	(17.2)

Ratios (%) and operating means
Underlying RoTE	6.38	3.53		4.63	(4.98)
Efficiency ratio	37.9	(9.2)		42.4	(0.4)
NPL ratio	4.57	0.28		4.57	0.36
NPL coverage	69.0	0.9		69.0	(0.7)
Number of employees	10,968	(0.6)		10,968	(4.5)
Number of branches	529	(1.1)		529	(0.6)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2020	75

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Financial information by segment

Other Europe
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	155	14.9	14.9	289	(3.2)	(3.4)
Net fee income	115	54.5	54.4	189	59.7	58.4
Gains (losses) on financial transactions (1)	(95)	54.0	54.1	(157)	2.8	3.6
Other operating income	72	30.5	30.5	128	(37.9)	(37.9)
Total income	246	21.8	21.7	448	(4.5)	(5.1)
Administrative expenses and amortisations	(217)	0.2	0.2	(433)	6.2	5.6
Net operating income	29	—	—	15	(75.2)	(75.4)
Net loan-loss provisions	(29)	27.8	27.8	(51)	186.8	186.9
Other gains (losses) and provisions	(7)	66.0	66.0	(12)	8.5	8.5
Profit before tax	(7)	(83.9)	(83.9)	(48)	—	—
Tax on profit	25	—	—	24	—	—
Profit from continuing operations	18	—	—	(24)	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	18	—	—	(24)	—	—
Non-controlling interests	(1)	—	—	(1)	(69.2)	(70.0)
Underlying attributable profit to the parent	17	—	—	(25)	—	—

Balance sheet
Loans and advances to customers	61,341	0.2	0.7	61,341	51.0	50.7
Cash, central banks and credit institutions	80,113	51.8	52.2	80,113	35.0	35.0
Debt instruments	20,463	13.1	13.1	20,463	(14.9)	(15.0)
Other financial assets	48,964	(12.5)	(12.5)	48,964	5.2	5.2
Other asset accounts	4,322	34.7	36.4	4,322	54.3	53.4
Total assets	215,204	12.5	12.8	215,204	24.1	24.0
Customer deposits	24,084	12.7	13.0	24,084	42.7	42.5
Central banks and credit institutions	131,676	21.0	21.4	131,676	24.4	24.3
Marketable debt securities	1,250	—	—	1,250	996.8	987.4
Other financial liabilities	53,790	(7.0)	(7.0)	53,790	14.7	14.7
Other liabilities accounts	650	196.6	197.1	650	60.6	60.2
Total liabilities	211,451	12.5	12.7	211,451	24.3	24.2
Total equity	3,753	17.3	18.5	3,753	16.3	15.7

Memorandum items:
Gross loans and advances to customers (2)	44,427	(4.8)	(4.2)	44,427	19.1	18.8
Customer funds	28,518	11.5	11.7	28,518	38.9	38.8
Customer deposits (3)	22,434	9.3	9.7	22,434	33.7	33.5
Mutual funds	6,084	20.1	20.1	6,084	62.7	62.7

Resources
Number of employees	2,603	2.2		2,603	11.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

76	January - June 2020

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Financial information by segment

NORTH AMERICA						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	2,079	(8.1)	(3.1)	4,339	(1.4)	(0.2)
Net fee income	400	(13.2)	(6.9)	860	(4.6)	(2.1)
Gains (losses) on financial transactions (1)	138	103.1	110.1	206	233.4	238.3
Other operating income	89	(38.9)	(40.9)	236	(22.9)	(26.1)
Total income	2,706	(7.8)	(3.0)	5,642	(0.5)	0.6
Administrative expenses and amortisations	(1,117)	(8.7)	(4.0)	(2,341)	(1.9)	(0.8)
Net operating income	1,589	(7.2)	(2.3)	3,301	0.5	1.7
Net loan-loss provisions	(1,123)	(9.9)	(6.9)	(2,368)	48.3	48.7
Other gains (losses) and provisions	(36)	160.0	174.8	(50)	(47.3)	(48.0)
Profit before tax	430	(4.8)	5.4	883	(44.6)	(43.4)
Tax on profit	(59)	(49.2)	(42.0)	(175)	(56.7)	(55.9)
Profit from continuing operations	371	10.5	21.8	707	(40.5)	(39.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	371	10.5	21.8	707	(40.5)	(39.0)
Non-controlling interests	(35)	(37.4)	(33.8)	(91)	(69.8)	(69.2)
Underlying attributable profit to the parent	336	20.1	33.3	617	(30.7)	(28.8)

Balance sheet
Loans and advances to customers	133,316	(1.6)	0.3	133,316	5.4	9.1
Cash, central banks and credit institutions	30,936	(6.7)	(5.6)	30,936	22.0	30.7
Debt instruments	37,365	23.5	24.7	37,365	39.7	50.4
Other financial assets	20,209	11.3	12.0	20,209	113.1	134.0
Other asset accounts	21,843	(5.8)	(3.7)	21,843	1.8	3.6
Total assets	243,668	1.4	3.1	243,668	16.3	21.6
Customer deposits	113,456	(3.7)	(2.0)	113,456	15.3	21.1
Central banks and credit institutions	35,493	14.6	16.1	35,493	26.4	33.5
Marketable debt securities	43,231	2.9	5.2	43,231	3.4	5.0
Other financial liabilities	21,397	9.4	10.0	21,397	79.6	99.2
Other liabilities accounts	6,578	(1.1)	0.3	6,578	11.8	17.9
Total liabilities	220,155	1.5	3.1	220,155	18.3	23.9
Total equity	23,514	1.1	3.0	23,514	0.3	3.7

Memorandum items:
Gross loans and advances to customers (2)	131,154	(0.6)	1.3	131,154	6.7	10.6
Customer funds	124,807	4.0	5.7	124,807	11.9	18.1
Customer deposits (3)	104,732	3.3	5.1	104,732	15.7	21.2
Mutual funds	20,075	8.0	8.9	20,075	(4.5)	4.1

Ratios (%) and operating means
Underlying RoTE	6.47	1.13		5.88	(3.66)
Efficiency ratio	41.3	(0.4)		41.5	(0.6)
NPL ratio	1.73	(0.29)		1.73	(0.56)
NPL coverage	206.5	36.4		206.5	56.2
Number of employees	38,116	1.9		38,116	3.2
Number of branches	2,043	(0.2)		2,043	(0.9)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2020	77

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Financial information by segment

United States						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	1,429	(2.3)	(2.4)	2,891	1.1	(1.4)
Net fee income	215	(13.9)	(14.0)	465	(2.9)	(5.3)
Gains (losses) on financial transactions (1)	50	7.0	6.9	96	145.9	139.8
Other operating income	108	(36.9)	(36.9)	278	(22.1)	(24.0)
Total income	1,801	(6.6)	(6.7)	3,730	(0.1)	(2.6)
Administrative expenses and amortisations	(776)	(4.0)	(4.1)	(1,585)	0.3	(2.2)
Net operating income	1,024	(8.5)	(8.6)	2,144	(0.4)	(2.9)
Net loan-loss provisions	(832)	(14.5)	(14.6)	(1,804)	53.1	49.3
Other gains (losses) and provisions	(30)	372.6	372.3	(36)	(57.5)	(58.6)
Profit before tax	163	15.8	15.7	305	(65.8)	(66.7)
Tax on profit	7	—	—	(36)	(85.7)	(86.1)
Profit from continuing operations	170	72.4	72.2	269	(58.1)	(59.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	170	72.4	72.2	269	(58.1)	(59.2)
Non-controlling interests	(20)	(48.9)	(48.9)	(58)	(67.2)	(68.0)
Underlying attributable profit to the parent	151	149.8	149.5	211	(54.7)	(55.8)

Balance sheet
Loans and advances to customers	102,743	(1.7)	1.0	102,743	10.3	9.1
Cash, central banks and credit institutions	19,221	(2.8)	(0.1)	19,221	39.4	37.9
Debt instruments	16,002	0.3	3.0	16,002	15.6	14.3
Other financial assets	6,476	(10.7)	(8.2)	6,476	65.5	63.7
Other asset accounts	18,749	(5.8)	(3.2)	18,749	4.8	3.7
Total assets	163,192	(2.5)	0.1	163,192	14.5	13.2
Customer deposits	77,938	(6.9)	(4.3)	77,938	21.1	19.8
Central banks and credit institutions	20,991	15.9	19.1	20,991	20.0	18.7
Marketable debt securities	35,927	(0.4)	2.3	35,927	1.9	0.8
Other financial liabilities	6,586	(11.0)	(8.6)	6,586	54.0	52.3
Other liabilities accounts	3,930	(7.6)	(5.1)	3,930	5.6	4.4
Total liabilities	145,371	(2.8)	(0.1)	145,371	16.2	14.9
Total equity	17,821	(0.3)	2.4	17,821	2.2	1.1

Memorandum items:
Gross loans and advances to customers (2)	100,826	(0.3)	2.4	100,826	12.5	11.3
Customer funds	86,719	5.6	8.4	86,719	23.9	22.6
Customer deposits (3)	76,213	4.6	7.4	76,213	26.0	24.7
Mutual funds	10,506	13.3	16.4	10,506	10.6	9.4

Ratios (%) and operating means
Underlying RoTE	3.79	2.24		2.68	(3.70)
Efficiency ratio	43.1	1.2		42.5	0.2
NPL ratio	1.49	(0.51)		1.49	(0.83)
NPL coverage	253.1	71.7		253.1	94.7
Number of employees	17,299	0.1		17,299	(0.5)
Number of branches	614	(0.8)		614	(5.0)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

78	January - June 2020

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Financial information by segment

Mexico						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	650	(18.6)	(4.5)	1,448	(6.1)	2.4
Net fee income	185	(12.4)	2.2	396	(6.4)	2.0
Gains (losses) on financial transactions (1)	89	309.6	349.3	110	383.6	427.3
Other operating income	(18)	(24.2)	(10.5)	(42)	(16.9)	(9.4)
Total income	905	(10.1)	4.7	1,912	(1.3)	7.6
Administrative expenses and amortisations	(341)	(17.9)	(3.7)	(756)	(6.2)	2.3
Net operating income	565	(4.6)	10.6	1,156	2.2	11.4
Net loan-loss provisions	(291)	6.5	22.6	(564)	34.8	47.0
Other gains (losses) and provisions	(6)	(14.6)	(0.2)	(14)	35.5	47.7
Profit before tax	267	(14.2)	0.3	578	(17.8)	(10.3)
Tax on profit	(66)	(10.8)	4.0	(140)	(10.5)	(2.4)
Profit from continuing operations	201	(15.2)	(0.8)	438	(19.9)	(12.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	201	(15.2)	(0.8)	438	(19.9)	(12.6)
Non-controlling interests	(15)	(11.9)	2.7	(32)	(73.5)	(71.1)
Underlying attributable profit to the parent	186	(15.5)	(1.1)	406	(4.4)	4.2

Balance sheet
Loans and advances to customers	30,573	(1.1)	(1.9)	30,573	(8.3)	9.1
Cash, central banks and credit institutions	11,714	(12.6)	(13.4)	11,714	1.3	20.5
Debt instruments	21,363	49.4	48.1	21,363	65.7	97.2
Other financial assets	13,733	26.0	24.9	13,733	146.5	193.3
Other asset accounts	3,094	(5.9)	(6.6)	3,094	(13.2)	3.3
Total assets	80,476	10.6	9.6	80,476	20.2	43.0
Customer deposits	35,518	4.3	3.4	35,518	4.5	24.3
Central banks and credit institutions	14,502	12.8	11.9	14,502	37.1	63.1
Marketable debt securities	7,305	23.0	22.0	7,305	11.3	32.4
Other financial liabilities	14,811	21.9	20.9	14,811	94.0	130.8
Other liabilities accounts	2,648	10.4	9.5	2,648	22.5	45.7
Total liabilities	74,784	10.9	10.0	74,784	22.7	46.0
Total equity	5,693	5.6	4.8	5,693	(5.2)	12.8

Memorandum items:
Gross loans and advances to customers (2)	30,329	(1.4)	(2.2)	30,329	(8.7)	8.6
Customer funds	38,088	0.7	(0.2)	38,088	(8.4)	9.0
Customer deposits (3)	28,519	0.0	(0.8)	28,519	(5.1)	12.9
Mutual funds	9,570	2.6	1.8	9,570	(16.9)	(1.1)

Ratios (%) and operating means
Underlying RoTE	15.11	(0.76)		15.46	(5.01)
Efficiency ratio	37.6	(3.6)		39.5	(2.1)
NPL ratio	2.50	0.43		2.50	0.29
NPL coverage	114.9	(19.0)		114.9	(12.0)
Number of employees	20,817	3.5		20,817	6.6
Number of branches	1,429	0.0		1,429	0.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2020	79

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Financial information by segment

SOUTH AMERICA						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	2,606	(15.0)	(0.1)	5,671	(14.7)	6.1
Net fee income	774	(27.9)	(13.2)	1,847	(21.6)	(1.5)
Gains (losses) on financial transactions (1)	363	434.8	478.8	431	48.8	86.6
Other operating income	(52)	19.8	41.9	(95)	(39.7)	(14.5)
Total income	3,690	(11.4)	4.0	7,854	(14.0)	7.0
Administrative expenses and amortisations	(1,275)	(14.2)	0.7	(2,761)	(16.6)	5.1
Net operating income	2,416	(9.8)	5.8	5,093	(12.6)	8.1
Net loan-loss provisions	(1,110)	(16.2)	(1.0)	(2,435)	31.0	63.3
Other gains (losses) and provisions	(52)	(63.2)	(50.1)	(194)	(36.6)	(20.2)
Profit before tax	1,254	3.5	19.6	2,465	(32.7)	(17.2)
Tax on profit	(470)	13.0	31.4	(887)	(35.0)	(19.6)
Profit from continuing operations	783	(1.4)	13.5	1,578	(31.3)	(15.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	783	(1.4)	13.5	1,578	(31.3)	(15.9)
Non-controlling interests	(98)	2.1	13.4	(195)	(42.1)	(30.2)
Underlying attributable profit to the parent	685	(1.9)	13.6	1,383	(29.5)	(13.3)

Balance sheet
Loans and advances to customers	110,995	(1.7)	2.9	110,995	(11.2)	18.0
Cash, central banks and credit institutions	44,492	(3.0)	2.6	44,492	(11.0)	24.2
Debt instruments	45,233	1.2	8.6	45,233	(6.2)	30.8
Other financial assets	20,676	7.4	9.0	20,676	79.7	137.1
Other asset accounts	16,596	(3.2)	2.7	16,596	0.9	38.9
Total assets	237,993	(0.8)	4.4	237,993	(5.2)	28.6
Customer deposits	112,587	5.8	11.4	112,587	(3.6)	30.9
Central banks and credit institutions	42,399	(6.9)	(1.6)	42,399	12.0	52.2
Marketable debt securities	23,973	(11.1)	(7.3)	23,973	(25.0)	(0.3)
Other financial liabilities	32,198	(3.9)	0.0	32,198	2.6	40.4
Other liabilities accounts	8,215	(3.7)	2.6	8,215	(20.4)	10.6
Total liabilities	219,372	(0.7)	4.4	219,372	(3.9)	30.4
Total equity	18,621	(1.4)	4.0	18,621	(18.4)	10.7

Memorandum items:
Gross loans and advances to customers (2)	115,738	(1.6)	3.0	115,738	(11.6)	17.6
Customer funds	149,922	1.2	7.0	149,922	(13.5)	18.2
Customer deposits (3)	101,965	6.3	11.7	101,965	(3.2)	30.9
Mutual funds	47,957	(8.1)	(1.8)	47,957	(29.5)	(2.0)

Ratios (%) and operating means
Underlying RoTE	17.50	1.55		16.56	(4.19)
Efficiency ratio	34.5	(1.2)		35.2	(1.1)
NPL ratio	4.74	0.11		4.74	(0.07)
NPL coverage	93.0	0.1		93.0	0.0
Number of employees	67,652	(1.4)		67,652	(4.9)
Number of branches	4,494	(0.7)		4,494	(2.1)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

80	January - June 2020

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Financial information by segment

Brazil						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	1,813	(20.1)	(3.4)	4,083	(18.0)	1.0
Net fee income	614	(29.3)	(13.4)	1,483	(20.0)	(1.5)
Gains (losses) on financial transactions (1)	247	—	—	261	154.2	213.0
Other operating income	(23)	37.5	59.7	(40)	(45.2)	(32.5)
Total income	2,651	(15.5)	1.7	5,788	(15.7)	3.8
Administrative expenses and amortisations	(835)	(16.8)	0.3	(1,839)	(17.4)	1.7
Net operating income	1,816	(14.9)	2.4	3,949	(14.8)	4.9
Net loan-loss provisions	(843)	(21.0)	(4.3)	(1,909)	29.8	59.9
Other gains (losses) and provisions	(31)	(75.2)	(63.6)	(158)	(50.5)	(39.1)
Profit before tax	942	0.2	18.9	1,881	(33.9)	(18.6)
Tax on profit	(408)	10.9	30.6	(777)	(33.8)	(18.5)
Profit from continuing operations	533	(6.7)	11.4	1,105	(34.0)	(18.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	533	(6.7)	11.4	1,105	(34.0)	(18.7)
Non-controlling interests	(55)	0.1	18.7	(110)	(42.4)	(29.0)
Underlying attributable profit to the parent	478	(7.4)	10.6	995	(32.9)	(17.4)

Balance sheet
Loans and advances to customers	61,572	(6.2)	1.4	61,572	(15.9)	19.1
Cash, central banks and credit institutions	29,805	(0.9)	7.1	29,805	(20.9)	12.1
Debt instruments	35,652	(6.0)	1.6	35,652	(16.6)	18.1
Other financial assets	7,190	22.2	32.1	7,190	5.4	49.2
Other asset accounts	11,947	(3.7)	4.1	11,947	(4.2)	35.6
Total assets	146,166	(3.8)	4.0	146,166	(15.4)	19.7
Customer deposits	69,202	7.2	15.8	69,202	(7.4)	31.2
Central banks and credit institutions	26,379	(19.6)	(13.1)	26,379	(8.8)	29.2
Marketable debt securities	14,207	(12.7)	(5.7)	14,207	(31.0)	(2.3)
Other financial liabilities	17,968	(6.1)	1.5	17,968	(25.6)	5.4
Other liabilities accounts	6,282	(5.6)	2.0	6,282	(27.1)	3.2
Total liabilities	134,037	(3.9)	3.9	134,037	(14.6)	20.9
Total equity	12,129	(3.1)	4.8	12,129	(23.8)	7.9

Memorandum items:
Gross loans and advances to customers (2)	64,859	(6.1)	1.5	64,859	(16.7)	18.0
Customer funds	97,585	(0.6)	7.4	97,585	(19.7)	13.7
Customer deposits (3)	58,730	8.3	17.0	58,730	(7.4)	31.1
Mutual funds	38,856	(11.6)	(4.5)	38,856	(33.1)	(5.3)

Ratios (%) and operating means
Underlying RoTE	17.79	1.32		17.12	(4.53)
Efficiency ratio	31.5	(0.5)		31.8	(0.7)
NPL ratio	5.07	0.14		5.07	(0.20)
NPL coverage	110.2	2.2		110.2	4.7
Number of employees	44,951	(1.9)		44,951	(6.6)
Number of branches	3,585	(0.9)		3,585	(1.6)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2020	81

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Financial information by segment

Chile						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	425	(5.2)	(3.3)	873	(7.2)	8.9
Net fee income	74	(19.7)	(17.9)	166	(16.8)	(2.3)
Gains (losses) on financial transactions (1)	92	586.3	594.1	105	(7.2)	8.9
Other operating income	(6)	456.6	463.1	(7)	—	—
Total income	584	5.8	7.8	1,137	(9.4)	6.3
Administrative expenses and amortisations	(228)	(1.1)	0.9	(458)	(12.6)	2.5
Net operating income	356	10.7	12.8	678	(7.2)	8.9
Net loan-loss provisions	(183)	12.2	14.3	(346)	66.7	95.6
Other gains (losses) and provisions	(2)	—	—	(1)	—	—
Profit before tax	171	7.2	9.3	331	(40.9)	(30.6)
Tax on profit	(42)	97.2	100.2	(63)	(38.6)	(28.0)
Profit from continuing operations	129	(6.7)	(4.8)	267	(41.4)	(31.2)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	129	(6.7)	(4.8)	267	(41.4)	(31.2)
Non-controlling interests	(43)	4.0	6.1	(84)	(41.9)	(31.8)
Underlying attributable profit to the parent	86	(11.3)	(9.4)	183	(41.2)	(31.0)

Balance sheet
Loans and advances to customers	38,037	4.1	2.8	38,037	(5.1)	13.2
Cash, central banks and credit institutions	8,709	(6.6)	(7.7)	8,709	83.7	119.1
Debt instruments	5,958	54.8	52.8	5,958	50.9	79.9
Other financial assets	13,306	1.0	(0.3)	13,306	192.4	248.7
Other asset accounts	3,311	(3.4)	(4.6)	3,311	15.0	37.1
Total assets	69,321	4.5	3.2	69,321	23.3	47.1
Customer deposits	28,534	4.9	3.6	28,534	5.2	25.5
Central banks and credit institutions	11,822	28.3	26.7	11,822	111.6	152.4
Marketable debt securities	9,593	(8.4)	(9.6)	9,593	(13.4)	3.3
Other financial liabilities	13,501	(1.2)	(2.4)	13,501	110.4	150.9
Other liabilities accounts	1,276	6.2	4.9	1,276	24.5	48.5
Total liabilities	64,727	4.8	3.5	64,727	26.4	50.7
Total equity	4,594	0.8	(0.5)	4,594	(7.7)	10.1

Memorandum items:
Gross loans and advances to customers (2)	39,115	4.2	2.9	39,115	(5.0)	13.3
Customer funds	35,913	5.8	4.5	35,913	2.0	21.6
Customer deposits (3)	28,385	5.0	3.7	28,385	5.3	25.6
Mutual funds	7,528	9.1	7.8	7,528	(8.8)	8.8

Ratios (%) and operating means
Underlying RoTE	10.62	(1.20)		11.23	(6.40)
Efficiency ratio	39.0	(2.7)		40.3	(1.5)
NPL ratio	4.99	0.36		4.99	0.47
NPL coverage	54.7	(2.5)		54.7	(4.4)
Number of employees	11,405	(0.3)		11,405	(3.3)
Number of branches	367	0.3		367	(3.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

82	January - June 2020

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Financial information by segment

Argentina						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	261	8.6	34.5	502	(1.6)	61.5
Net fee income	56	(25.3)	(3.6)	132	(45.2)	(10.0)
Gains (losses) on financial transactions (1)	10	(57.8)	(40.2)	33	(36.6)	4.1
Other operating income	(17)	(20.4)	1.9	(39)	(52.6)	(22.2)
Total income	310	(2.3)	22.2	628	(12.8)	43.1
Administrative expenses and amortisations	(153)	(17.7)	4.9	(339)	(21.4)	29.1
Net operating income	157	19.4	46.6	289	(0.1)	64.0
Net loan-loss provisions	(57)	(23.1)	(1.1)	(132)	(7.6)	51.8
Other gains (losses) and provisions	(18)	33.2	62.2	(32)	62.5	166.9
Profit before tax	82	87.8	123.5	125	(1.3)	62.1
Tax on profit	(7)	(29.5)	(8.4)	(16)	(70.5)	(51.5)
Profit from continuing operations	75	119.5	159.2	110	49.1	144.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	75	119.5	159.2	110	49.1	144.8
Non-controlling interests	—	120.0	159.8	(1)	82.7	200.0
Underlying attributable profit to the parent	75	119.5	159.2	109	48.9	144.5

Balance sheet
Loans and advances to customers	4,721	5.2	18.3	4,721	(18.0)	34.7
Cash, central banks and credit institutions	2,986	(12.0)	(1.1)	2,986	(42.5)	(5.6)
Debt instruments	2,659	19.5	34.3	2,659	190.1	376.5
Other financial assets	68	(10.8)	0.3	68	(45.4)	(10.4)
Other asset accounts	840	2.0	14.6	840	(7.6)	51.8
Total assets	11,275	2.4	15.2	11,275	(12.6)	43.5
Customer deposits	8,134	(2.1)	10.1	8,134	(13.3)	42.4
Central banks and credit institutions	1,043	54.4	73.6	1,043	5.1	72.6
Marketable debt securities	76	(12.5)	(1.6)	76	(70.4)	(51.4)
Other financial liabilities	651	3.2	16.0	651	(14.5)	40.5
Other liabilities accounts	365	(5.9)	5.7	365	(12.0)	44.4
Total liabilities	10,269	1.8	14.5	10,269	(13.0)	42.8
Total equity	1,006	9.3	22.9	1,006	(8.1)	51.0

Memorandum items:
Gross loans and advances to customers (2)	4,970	5.2	18.3	4,970	(15.2)	39.3
Customer funds	9,669	1.0	13.6	9,669	(12.3)	44.0
Customer deposits (3)	8,134	(2.1)	10.1	8,134	(13.3)	42.4
Mutual funds	1,535	21.4	36.5	1,535	(6.8)	53.1

Ratios (%) and operating means
Underlying RoTE	38.40	20.81		28.76	11.81
Efficiency ratio	49.3	(9.2)		54.0	(5.9)
NPL ratio	3.15	(0.82)		3.15	(0.64)
NPL coverage	165.7	34.5		165.7	39.3
Number of employees	9,244	(0.5)		9,244	0.7
Number of branches	438	0.0		438	(6.6)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

January - June 2020	83

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Financial information by segment

Other South America
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	107	0.6	8.0	213	(2.1)	12.5
Net fee income	29	(21.2)	(14.2)	65	8.6	25.0
Gains (losses) on financial transactions (1)	15	(16.9)	(11.1)	32	47.1	64.4
Other operating income	(5)	46.2	53.3	(9)	92.9	126.6
Total income	145	(7.5)	(0.3)	301	2.3	17.3
Administrative expenses and amortisations	(59)	(11.3)	(4.2)	(125)	(1.5)	13.5
Net operating income	86	(4.8)	2.5	177	5.1	20.1
Net loan-loss provisions	(27)	30.1	39.7	(47)	25.4	44.4
Other gains (losses) and provisions	(1)	(69.5)	(64.4)	(3)	(1.3)	16.7
Profit before tax	59	(13.4)	(6.7)	127	(0.8)	13.1
Tax on profit	(13)	(23.4)	(17.9)	(31)	(6.9)	5.4
Profit from continuing operations	46	(9.9)	(2.8)	96	1.4	15.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	46	(9.9)	(2.8)	96	1.4	15.8
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	46	(9.9)	(2.8)	96	2.2	16.9

Balance sheet
Loans and advances to customers	6,666	8.0	8.6	6,666	12.2	27.1
Cash, central banks and credit institutions	2,991	(3.6)	(3.4)	2,991	24.9	43.7
Debt instruments	964	40.1	38.5	964	60.4	86.0
Other financial assets	112	(7.9)	(6.2)	112	—	—
Other asset accounts	499	5.2	5.2	499	158.6	194.4
Total assets	11,231	6.4	6.7	11,231	22.9	40.0
Customer deposits	6,716	5.9	5.7	6,716	21.3	40.1
Central banks and credit institutions	3,156	11.6	13.2	3,156	32.3	46.0
Marketable debt securities	97	(13.1)	(8.0)	97	45.3	54.6
Other financial liabilities	78	(25.0)	(25.2)	78	69.7	95.6
Other liabilities accounts	292	2.2	2.5	292	12.4	27.7
Total liabilities	10,339	6.9	7.3	10,339	24.7	41.9
Total equity	892	0.8	0.8	892	5.7	21.0

Memorandum items:
Gross loans and advances to customers (2)	6,794	7.9	8.5	6,794	11.8	26.6
Customer funds	6,754	5.8	5.6	6,754	21.3	40.1
Customer deposits (3)	6,716	5.9	5.7	6,716	21.3	40.1
Mutual funds	38	0.4	(0.9)	38	16.5	37.5

Resources
Number of employees	2,052	(1.8)		2,052	(0.4)
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

SANTANDER GLOBAL PLATFORM (primary segment)						Q
EUR million
Underlying income statement	Q2'20	Q1'20%		H1'20	H1'19%
Net interest income	32	31	5.1	63	46	38.2
Net fee income	18	13	31.5	31	2	—
Gains (losses) on financial transactions (1)	—	—	—	0	(2)	(95.0)
Other operating income	(6)	1	—	(5)	(7)	(32.7)
Total income	44	45	(3.4)	89	39	129.2
Administrative expenses and amortisations	(77)	(71)	8.4	(148)	(108)	36.9
Net operating income	(33)	(26)	29.4	(59)	(69)	(15.0)
Net loan-loss provisions	(1)	—	22.9	(1)	—	121.7
Other gains (losses) and provisions	(6)	(1)	513.2	(7)	(1)	684.3
Profit before tax	(40)	(27)	47.4	(67)	(70)	(5.0)
Tax on profit	11	14	(18.2)	25	19	31.3
Profit from continuing operations	(28)	(13)	117.4	(42)	(51)	(18.7)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(28)	(13)	117.4	(42)	(51)	(18.7)
Non-controlling interests	—	—	34.8	—	—	—
Underlying attributable profit to the parent	(28)	(13)	118.7	(41)	(51)	(19.6)

Balance sheet
Loans and advances to customers	834	791	5.5	834	515	62.1
Cash, central banks and credit institutions	9,737	9,423	3.3	9,737	8,938	8.9
Debt instruments	10	10	(0.7)	10	0	—
Other financial assets	218	205	6.4	218	147	48.0
Other asset accounts	766	318	141.0	766	132	480.7
Total assets	11,566	10,747	7.6	11,566	9,732	18.8
Customer deposits	9,998	9,674	3.3	9,998	9,106	9.8
Central banks and credit institutions	171	144	18.2	171	130	31.0
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	149	134	10.7	149	67	122.1
Other liabilities accounts	103	98	4.5	103	81	27.0
Total liabilities	10,420	10,051	3.7	10,420	9,384	11.0
Total equity	1,146	696	64.7	1,146	348	229.5

Memorandum items:
Gross loans and advances to customers (2)	838	794	5.5	838	518	61.8
Customer funds	10,534	10,127	4.0	10,534	9,500	10.9
Customer deposits (3)	9,998	9,674	3.3	9,998	9,106	9.8
Mutual funds	536	453	18.3	536	394	36.3

Resources
Number of employees	1,528	1,424	7.3	1,528	597	155.9
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

CORPORATE CENTRE						Q
EUR million
Underlying income statement	Q2'20	Q1'20%		H1'20	H1'19%
Net interest income	(354)	(304)	16.3	(658)	(600)	9.7
Net fee income	(6)	(9)	(33.8)	(15)	(27)	(42.5)
Gains (losses) on financial transactions (1)	64	14	375.3	78	(171)	—
Other operating income	(18)	(5)	273.5	(22)	(25)	(11.4)
Total income	(313)	(304)	2.8	(617)	(822)	(24.9)
Administrative expenses and amortisations	(82)	(85)	(3.6)	(166)	(193)	(13.8)
Net operating income	(395)	(389)	1.4	(784)	(1,015)	(22.8)
Net loan-loss provisions	(8)	(3)	127.0	(11)	(13)	(10.0)
Other gains (losses) and provisions	(370)	(20)	—	(391)	(127)	208.7
Profit before tax	(773)	(413)	87.2	(1,186)	(1,155)	2.7
Tax on profit	585	(524)	—	61	36	67.9
Profit from continuing operations	(188)	(937)	(79.9)	(1,125)	(1,118)	0.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(188)	(937)	(79.9)	(1,125)	(1,118)	0.6
Non-controlling interests	94	(94)	—	(1)	10	—
Underlying attributable profit to the parent	(94)	(1,031)	(90.8)	(1,125)	(1,108)	1.6

Balance sheet
Loans and advances to customers	5,205	5,989	(13.1)	5,205	6,231	(16.5)
Cash, central banks and credit institutions	48,530	46,304	4.8	48,530	31,895	52.2
Debt instruments	1,340	1,292	3.7	1,340	952	40.7
Other financial assets	2,058	3,745	(45.1)	2,058	2,446	(15.9)
Other asset accounts	127,904	131,526	(2.8)	127,904	132,086	(3.2)
Total assets	185,037	188,856	(2.0)	185,037	173,610	6.6
Customer deposits	770	740	4.0	770	953	(19.3)
Central banks and credit institutions	19,119	27,484	(30.4)	19,119	14,650	30.5
Marketable debt securities	63,010	56,906	10.7	63,010	51,326	22.8
Other financial liabilities	1,901	803	136.8	1,901	2,617	(27.4)
Other liabilities accounts	8,225	8,917	(7.8)	8,225	9,743	(15.6)
Total liabilities	93,024	94,849	(1.9)	93,024	79,290	17.3
Total equity	92,012	94,007	(2.1)	92,012	94,320	(2.4)

Memorandum items:
Gross loans and advances to customers (2)	5,367	6,135	(12.5)	5,367	6,330	(15.2)
Customer funds	786	751	4.7	786	964	(18.4)
Customer deposits (3)	770	740	4.0	770	953	(19.3)
Mutual funds	17	11	55.9	17	11	53.9

Resources
Number of employees	1,773	1,697	4.5	1,773	1,644	7.8
(1) Includes exchange differences.
(2) Excluding reverse repos.
(3) Excluding repos.

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Financial information by segment

RETAIL BANKING						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	7,141	(9.4)	(2.5)	15,026	(8.4)	(0.8)
Net fee income	1,495	(26.1)	(18.9)	3,518	(18.4)	(10.3)
Gains (losses) on financial transactions (1)	403	709.9	578.0	452	96.3	87.5
Other operating income	(179)	—	—	(165)	—	—
Total income	8,859	(11.2)	(4.5)	18,831	(10.6)	(3.5)
Administrative expenses and amortisations	(4,084)	(9.8)	(3.9)	(8,611)	(8.8)	(2.3)
Net operating income	4,775	(12.3)	(4.9)	10,220	(12.1)	(4.4)
Net loan-loss provisions	(2,846)	(26.8)	(21.0)	(6,735)	59.1	74.4
Other gains (losses) and provisions	(218)	(35.5)	(27.9)	(555)	(29.5)	(23.5)
Profit before tax	1,711	40.5	54.2	2,930	(55.7)	(52.0)
Tax on profit	(536)	28.9	43.0	(953)	(54.9)	(50.1)
Profit from continuing operations	1,175	46.4	59.9	1,977	(56.0)	(52.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,175	46.4	59.9	1,977	(56.0)	(52.9)
Non-controlling interests	(193)	14.6	19.1	(361)	(50.7)	(47.3)
Underlying attributable profit to the parent	982	54.9	71.2	1,616	(57.1)	(53.9)
(1) Includes exchange differences.

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	713	6.3	14.1	1,384	2.2	12.1
Net fee income	406	0.5	6.9	810	11.6	20.3
Gains (losses) on financial transactions (1)	259	56.8	77.4	424	36.7	70.9
Other operating income	48	(20.4)	(21.5)	108	(39.6)	(40.1)
Total income	1,426	9.7	17.9	2,726	6.1	16.7
Administrative expenses and amortisations	(507)	(5.4)	(0.4)	(1,043)	(6.9)	(1.5)
Net operating income	919	20.2	31.0	1,683	16.2	31.8
Net loan-loss provisions	(245)	—	—	(249)	357.6	371.6
Other gains (losses) and provisions	(28)	84.7	92.9	(43)	13.0	19.1
Profit before tax	646	(13.2)	(4.0)	1,391	2.6	17.1
Tax on profit	(179)	(17.8)	(8.0)	(398)	(2.1)	12.3
Profit from continuing operations	467	(11.3)	(2.4)	994	4.6	19.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	467	(11.3)	(2.4)	994	4.6	19.1
Non-controlling interests	(30)	(16.6)	(4.2)	(66)	(26.5)	(15.0)
Underlying attributable profit to the parent	437	(10.9)	(2.3)	928	7.8	22.6
(1) Includes exchange differences.

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Financial information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	104	(21.8)	(17.8)	236	(16.8)	(13.0)
Net fee income	279	(12.8)	(8.9)	599	4.9	9.8
Gains (losses) on financial transactions (1)	22	3.3	12.2	43	(39.1)	(36.2)
Other operating income	78	(31.0)	(25.8)	191	19.4	30.6
Total income	482	(17.7)	(13.4)	1,069	(1.5)	3.7
Administrative expenses and amortisations	(220)	(9.9)	(7.0)	(464)	(2.8)	—
Net operating income	263	(23.3)	(18.1)	605	(0.6)	6.8
Net loan-loss provisions	(5)	(18.2)	(19.2)	(12)	—	—
Other gains (losses) and provisions	(3)	86.1	88.5	(4)	(2.9)	1.5
Profit before tax	255	(23.9)	(18.5)	589	(3.5)	3.5
Tax on profit	(59)	(27.9)	(23.2)	(142)	(0.9)	6.1
Profit from continuing operations	195	(22.6)	(17.0)	447	(4.3)	2.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	195	(22.6)	(17.0)	447	(4.3)	2.8
Non-controlling interests	(9)	(24.5)	(14.9)	(20)	(10.6)	5.8
Underlying attributable profit to the parent	186	(22.5)	(17.1)	427	(4.0)	2.6
(1) Includes exchange differences.

SANTANDER GLOBAL PLATFORM (secondary segment)						Q
EUR million
		/	Q1'20		/	H1'19
Underlying income statement	Q2'20%		% excl. FX	H1'20%		% excl. FX
Net interest income	112	8.8	16.6	214	11.8	24.3
Net fee income	109	(4.6)	5.8	224	(20.1)	(6.5)
Gains (losses) on financial transactions (1)	33	(22.0)	(17.7)	75	7.5	15.6
Other operating income	(4)	—	—	(4)	(52.2)	(51.0)
Total income	250	(4.1)	4.1	510	(4.6)	8.6
Administrative expenses and amortisations	(183)	(1.7)	3.9	(369)	3.8	13.1
Net operating income	67	(10.0)	4.9	141	(21.2)	(1.6)
Net loan-loss provisions	(14)	176.4	193.1	(20)	8.2	18.8
Other gains (losses) and provisions	(6)	—	—	(4)	430.9	407.6
Profit before tax	46	(35.6)	(21.9)	117	(26.7)	(6.8)
Tax on profit	(18)	(8.4)	17.0	(37)	(33.7)	(14.4)
Profit from continuing operations	28	(45.6)	(35.4)	80	(23.0)	(2.9)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	28	(45.6)	(35.4)	80	(23.0)	(2.9)
Non-controlling interests	(8)	(8.8)	(0.7)	(17)	(13.0)	(3.4)
Underlying attributable profit to the parent	20	(53.2)	(42.7)	63	(25.3)	(2.7)
(1) Includes exchange differences.

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Alternative performance measures
ALTERNATIVE PERFORMANCE MEASURES (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations and by other companies with similar measures and, therefore, may not be comparable.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line net capital gains and provisions and are further detailed on page 14 of this report.
In addition, the results by business areas in the 'Geographic businesses' section are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2020
	Underlying results	Adjustments	Statutory results
Net interest income	16,202	—	16,202
Net fee income	5,136	—	5,136
Gains (losses) on financial transactions (1)	1,073	—	1,073
Other operating income	107	(250)	(143)
Total income	22,518	(250)	22,268
Administrative expenses and amortisations	(10,653)	(54)	(10,707)
Net operating income	11,865	(304)	11,561
Net loan-loss provisions	(7,027)	—	(7,027)
Other gains (losses) and provisions	(997)	(9,947)	(10,944)
Profit before tax	3,841	(10,251)	(6,410)
Tax on profit	(1,468)	(2,460)	(3,928)
Profit from continuing operations	2,373	(12,711)	(10,338)
Net profit from discontinued operations	—	—	—
Consolidated profit	2,373	(12,711)	(10,338)
Non-controlling interests	(465)	5	(460)
Attributable profit to the parent	1,908	(12,706)	(10,798)
(1) Includes exchange differences.

Explanation of adjustments:
Adjustment to the valuation of goodwill of EUR -10,100 million, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group of EUR -2,500 million and restructuring costs and other for a net impact of EUR -106 million.

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Alternative performance measures

Reconciliation of underlying results to statutory results
EUR million
	January-June 2019
	Underlying results	Adjustments	Statutory results
Net interest income	17,636	—	17,636
Net fee income	5,863	—	5,863
Gains (losses) on financial transactions (1)	511	—	511
Other operating income	426	—	426
Total income	24,436	—	24,436
Administrative expenses and amortisations	(11,587)	—	(11,587)
Net operating income	12,849	—	12,849
Net loan-loss provisions	(4,313)	—	(4,313)
Other gains (losses) and provisions	(957)	(1,048)	(2,005)
Profit before tax	7,579	(1,048)	6,531
Tax on profit	(2,679)	230	(2,449)
Profit from continuing operations	4,900	(818)	4,082
Net profit from discontinued operations	—	—	—
Consolidated profit	4,900	(818)	4,082
Non-controlling interests	(855)	4	(851)
Attributable profit to the parent	4,045	(814)	3,231
(1) Includes exchange differences.

Explanation of adjustments:
Net capital gains from the sale of our stake in Prisma of EUR 150 million, net capital losses of EUR -180 million related to real estate assets (Spain), PPI of EUR -80 million and restructuring costs for a net impact of EUR -704 million.

Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.
In the quarter, underlying RoE and underlying RoA ratios have been incorporated as we believe they better reflect the underlying business performance. These complement the underlying RoTE and RoRWA measures that were already being presented.
Additionally, the goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

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Alternative performance measures

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding non-recurring results.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Attributable profit to the parent[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company's total funds in generating profit.
(Return on assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets, excluding non-recurring results. It is an indicator that reflects the efficiency of the company's total funds in generating underlying profit.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk weighted assets.
(Return on risk weighted assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the consolidated profit (excluding non-recurring results) to the bank's risk weighted assets.
Average risk weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortisations.

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Alternative performance measures

Profitability and efficiency(1) (2) (3) (4)	Q2'20	Q1'20	H1'20	H1'19
RoE	-7.06%	1.47%	-9.28%	7.41%
Attributable profit to the parent	-6,536	1,462	-8,890	7,276
Average stockholders' equity (excluding minority interests)	92,528	99,221	95,803	98,191

Underlying RoE	6.62%	1.52%	3.98%	8.24%
Attributable profit to the parent	-6,536	1,462	-8,890	7,276
(-) Net capital gains and provisions	-12,660	-46	-12,706	-814
Underlying attributable profit to the parent	6,124	1,508	3,816	8,090
Average stockholders' equity (excluding minority interests)	92,528	99,221	95,803	98,191

RoTE	5.19%	2.04%	1.73%	10.51%
Attributable profit to the parent	-6,536	1,462	-8,890	7,276
(+) Goodwill impairment	10,100	—	10,100	—
Attributable profit to the parent (excluding goodwill impairment)	3,564	1,462	1,210	7,276
Average stockholders' equity (excluding minority interests)	92,528	99,221	95,803	98,191
(-) Average intangible assets	23,920	27,721	25,712	28,952
Average stockholders' equity (excl. minority interests) - intangible assets	68,608	71,500	70,091	69,239

Underlying RoTE	8.93%	2.11%	5.44%	11.68%
Attributable profit to the parent	-6,536	1,462	-8,890	7,276
(-) Net capital gains and provisions	-12,660	-46	-12,706	-814
Underlying attributable profit to the parent	6,124	1,508	3,816	8,090
Average stockholders' equity (excl. minority interests) - intangible assets	68,608	71,500	70,091	69,239

RoA	-0.38%	0.18%	-0.51%	0.60%
Consolidated profit	-5,954	2,735	-7,965	8,981
Average total assets	1,558,854	1,536,725	1,548,851	1,492,954

Underlying RoA	0.43%	0.18%	0.31%	0.66%
Consolidated profit	-5,954	2,735	-7,965	8,981
(-) Net capital gains and provisions	-12,662	-49	-12,711	-819
Underlying consolidated profit	6,708	2,784	4,746	9,800
Average total assets	1,558,854	1,536,725	1,548,851	1,492,954

RoRWA	-1.02%	0.45%	-1.34%	1.48%
Consolidated profit	-5,954	2,735	-7,965	8,981
Average risk weighted assets	586,210	603,069	595,166	605,979

Underlying RoRWA	1.14%	0.46%	0.80%	1.62%
Consolidated profit	-5,954	2,735	-7,965	8,981
(-) Net capital gains and provisions	-12,662	-49	-12,711	-819
Underlying consolidated profit	6,708	2,784	4,746	9,800
Average risk weighted assets	586,210	603,069	595,166	605,979

Efficiency ratio	47.4%	47.2%	47.3%	47.4%
Underlying operating expenses	5,076	5,577	10,653	11,587
Operating expenses	5,118	5,589	10,707	11,587
Net capital gains and provisions impact in operating expenses	-42	-12	-54	—
Underlying total income	10,704	11,814	22,518	24,436
Total income	10,459	11,809	22,268	24,436
Net capital gains and provisions impact in total income	245	5	250	—
(1) Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months' worth of data in the case of quarterly figures (from March to June in Q2 and December to March in Q1) and 7 months in the case of annual figures (from December to June).
(2) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.
(3) For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.
(4) The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio
	H1'20			H1'19
	%	Total income	Operating expenses	%	Total income	Operating expenses
Europe	54.8	9,551	5,237	53.7	10,413	5,591
Spain	54.9	3,350	1,841	55.2	3,706	2,044
Santander Consumer Finance	43.4	2,266	983	44.6	2,321	1,035
United Kingdom	66.0	2,077	1,370	60.4	2,388	1,442
Portugal	44.3	668	296	43.8	712	312
Poland	42.4	742	315	42.8	817	349
North America	41.5	5,642	2,341	42.1	5,672	2,386
US	42.5	3,730	1,585	42.3	3,734	1,581
Mexico	39.5	1,912	756	41.6	1,938	806
South America	35.2	7,854	2,761	36.2	9,134	3,309
Brazil	31.8	5,788	1,839	32.4	6,864	2,227
Chile	40.3	1,137	458	41.8	1,255	524
Argentina	54.0	628	339	59.8	720	431

Underlying RoTE
	H1'20			H1'19
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	4.44	2,150	48,420	9.72	4,707	48,442
Spain	3.24	501	15,484	9.31	1,388	14,915
Santander Consumer Finance	11.02	954	8,661	15.36	1,316	8,565
United Kingdom	1.95	278	14,215	7.81	1,164	14,901
Portugal	8.52	319	3,751	12.54	520	4,150
Poland	4.63	147	3,168	9.61	300	3,119
North America	5.88	1,233	20,968	9.54	1,779	18,637
US	2.68	422	15,763	6.38	930	14,578
Mexico	15.46	811	5,247	20.47	849	4,145
South America	16.56	2,766	16,700	20.76	3,922	18,894
Brazil	17.12	1,990	11,624	21.65	2,965	13,696
Chile	11.23	366	3,261	17.63	623	3,532
Argentina	28.76	218	758	16.95	146	863

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Alternative performance measures
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity's solvency against client defaults both present and future.
Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
(1) Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	Jun-20	Mar-20	Jun-20	Jun-19
NPL ratio	3.26%	3.25%	3.26%	3.51%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	32,782	32,743	32,782	34,421
Total risk	1,006,796	1,008,275	1,006,796	980,885

Coverage ratio	72%	71%	72%	68%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,635	23,361	23,635	23,432
Non-performing loans and advances to customers customer guarantees and customer commitments granted	32,782	32,743	32,782	34,421

Cost of credit	1.26%	1.17%	1.26%	0.98%
Allowances for loan-loss provisions over the last 12 months	12,035	11,058	12,035	8,889
Average loans and advances to customers over the last 12 months	953,470	944,853	953,470	910,753

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Alternative performance measures

NPL ratio
	H1'20			H1'19
	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Europe	3.24	23,698	731,824	3.48	24,156	694,083
Spain	6.55	14,729	224,902	7.02	15,619	222,449
Santander Consumer Finance	2.52	2,579	102,214	2.24	2,263	100,974
United Kingdom	1.08	2,828	262,615	1.13	2,863	253,953
Portugal	4.43	1,762	39,751	5.00	1,916	38,362
Poland	4.57	1,489	32,602	4.21	1,353	32,129
North America	1.73	2,487	143,824	2.29	3,120	136,013
US	1.49	1,648	110,324	2.32	2,317	99,660
Mexico	2.50	839	33,500	2.21	803	36,353
South America	4.74	5,964	125,937	4.81	6,909	143,638
Brazil	5.07	3,647	71,915	5.27	4,571	86,736
Chile	4.99	2,056	41,228	4.52	1,969	43,537
Argentina	3.15	157	4,995	3.79	231	6,102

Coverage ratio
	H1'20			H1'19
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted
Europe	53.4	12,650	23,698	49.9	12,047	24,156
Spain	43.3	6,382	14,729	42.9	6,699	15,619
Santander Consumer Finance	106.1	2,736	2,579	105.9	2,397	2,263
United Kingdom	46.0	1,300	2,828	31.9	914	2,863
Portugal	60.9	1,072	1,762	52.9	1,015	1,916
Poland	69.0	1,028	1,489	69.7	942	1,353
North America	206.5	5,135	2,487	150.3	4,689	3,120
US	253.1	4,171	1,648	158.4	3,670	2,317
Mexico	114.9	963	839	126.9	1,019	803
South America	93.0	5,544	5,964	93.0	6,429	6,909
Brazil	110.2	4,020	3,647	105.5	4,821	4,571
Chile	54.7	1,126	2,056	59.1	1,165	1,969
Argentina	165.7	261	157	126.4	292	231

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Alternative performance measures
Other indicators
The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits.
The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible equity net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total (net) loans and advances to customers as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to Grupo Santander profit.
(1) Tangible book value = Stockholders' equity - intangible assets

Others	Jun-20	Mar-20	Jun-20	Jun-19
TNAV (tangible book value) per share	4.00	4.21	4.00	4.30
Tangible book value	66,316	69,795	66,316	69,834
Number of shares excl. treasury stock (million)	16,593	16,590	16,593	16,233

Price / Tangible book value per share (X)	0.54	0.53	0.54	0.95
Share price (euros)	2.175	2.218	2.175	4.081
TNAV (tangible book value) per share	4.00	4.21	4.00	4.30

Loan-to-deposit ratio	110%	115%	110%	111%
Net loans and advances to customers	934,796	935,407	934,796	908,235
Customer deposits	846,832	815,459	846,832	814,751

	Q2'20	Q1'20	H1'20	H1'19
PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	512	572	1,085	1,100
Profit after tax	203	244	447	435
Net fee income net of tax	310	328	638	665

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Alternative performance measures

Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first half of 2020 to all periods contemplated in the analysis.

The Group presents, at both the Group level as well as the business unit level, the changes in euros in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2020 to all periods contemplated in the analysis.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'20	H1'19	Jun-20	Mar-20	Jun-19
US dollar	1.102	1.130	1.126	1.096	1.138
Pound sterling	0.874	0.873	0.910	0.886	0.897
Brazilian real	5.345	4.341	6.161	5.700	4.351
Mexican peso	23.604	21.647	25.959	26.177	21.820
Chilean peso	895.071	762.804	922.992	934.656	773.897
Argentine peso	70.957	46.643	79.304	70.546	48.291
Polish zloty	4.409	4.292	4.444	4.551	4.250

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Interim condensed consolidated financial statements
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•CONSOLIDATED BALANCE SHEET
•CONSOLIDATED INCOME STATEMENT
NOTE: The following financial information for the first six months of 2020 and 2019 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-20	Dic-19	Jun-19
Cash, cash balances at central banks and other deposits on demand	138,266	101,067	104,104
Financial assets held for trading	124,145	108,230	102,574
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	15,479	28,445	28,424
Non-trading financial assets mandatorily at fair value through profit or loss	5,902	4,911	5,393
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	392	224	—
Financial assets designated at fair value through profit or loss	91,368	62,069	73,420
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	10,933	8,430	8,221
Financial assets at fair value through other comprehensive income	122,560	125,708	118,062
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	22,870	29,116	26,458
Financial assets at amortised cost	976,298	995,482	981,046
Memorandum items: lent or delivered as guarantee with disposal or pledge rights	23,070	19,993	20,466
Hedging derivatives	11,999	7,216	8,451
Changes in the fair value of hedged items in portfolio hedges of interest risk	2,387	1,702	1,621
Investments	8,668	8,772	7,788
Joint ventures entities	1,249	1,325	962
Associated entities	7,419	7,447	6,826
Assets under insurance or reinsurance contracts	307	292	311
Tangible assets	33,271	35,235	33,755
Property, plant and equipment	32,335	34,262	32,651
For own-use	13,527	15,041	14,522
Leased out under an operating lease	18,808	19,221	18,129
Investment property	936	973	1,104
Of which : Leased out under an operating lease	799	823	794
Memorandum items: acquired in lease	4,541	5,051	6,608
Intangible assets	15,946	27,687	28,794
Goodwill	12,595	24,246	25,613
Other intangible assets	3,351	3,441	3,181
Tax assets	26,218	29,585	30,102
Current tax assets	5,639	6,827	6,502
Deferred tax assets	20,579	22,758	23,600
Other assets	10,627	10,138	12,140
Insurance contracts linked to pensions	186	192	207
Inventories	6	5	5
Other	10,435	9,941	11,928
Non-current assets held for sale	4,919	4,601	4,535
TOTAL ASSETS	1,572,881	1,522,695	1,512,096

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Interim condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-20	Dic-19	Jun-19
Financial liabilities held for trading	97,700	77,139	74,187
Financial liabilities designated at fair value through profit or loss	59,619	60,995	60,237
Memorandum items: subordinated liabilities	—	—	—
Financial liabilities at amortised cost	1,283,581	1,230,745	1,224,194
Memorandum items: subordinated liabilities	20,653	21,062	21,419
Hedging derivatives	6,583	6,048	7,267
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	255	269	296
Liabilities under insurance or reinsurance contracts	2,246	739	731
Provisions	11,948	13,987	14,571
Pensions and other post-retirement obligations	5,516	6,358	6,216
Other long term employee benefits	1,196	1,382	1,708
Taxes and other legal contingencies	2,341	3,057	3,153
Contingent liabilities and commitments	666	739	728
Other provisions	2,229	2,451	2,766
Tax liabilities	8,844	9,322	9,838
Current tax liabilities	2,521	2,800	3,230
Deferred tax liabilities	6,323	6,522	6,608
Other liabilities	10,246	12,792	10,790
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,481,022	1,412,036	1,402,111

EQUITY
Shareholders' equity	112,899	124,239	120,054
Capital	8,309	8,309	8,118
Called up paid capital	8,309	8,309	8,118
Unpaid capital which has been called up	—	—	—
Share premium	52,446	52,446	50,993
Equity instruments issued other than capital	611	598	581
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	611	598	581
Other equity	172	146	155
Accumulated retained earnings	67,594	61,028	61,049
Revaluation reserves	—	—	—
Other reserves	(3,708)	(3,110)	(4,061)
(-) Own shares	(65)	(31)	(12)
Profit attributable to shareholders of the parent	(10,798)	6,515	3,231
(-) Interim dividends	(1,662)	(1,662)	—
Other comprehensive income (loss)	(30,637)	(24,168)	(21,425)
Items not reclassified to profit or loss	(5,010)	(4,288)	(3,625)
Items that may be reclassified to profit or loss	(25,627)	(19,880)	(17,800)
Non-controlling interest	9,597	10,588	11,356
Other comprehensive income	(1,697)	(982)	(1,149)
Other items	11,294	11,570	12,505
TOTAL EQUITY	91,859	110,659	109,985
TOTAL LIABILITIES AND EQUITY	1,572,881	1,522,695	1,512,096

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	228,767	241,179	223,954
Financial guarantees granted	12,166	13,650	12,077
Other commitments granted	78,654	68,895	94,785

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Interim condensed consolidated financial statements

Interim condensed consolidated income statement
EUR million

	1S'20	1S'19
Interest income	24,499	28,669
Financial assets at fair value with changes in other comprehensive income	1,973	2,020
Financial assets at amortised cost	21,255	24,396
Other interest income	1,271	2,253
Interest expense	(8,297)	(11,033)
Interest income/ (charges)	16,202	17,636
Dividend income	265	361
Income from companies accounted for using the equity method	(135)	306
Commission income	6,716	7,502
Commission expense	(1,580)	(1,639)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	688	350
Financial assets at amortised cost	(27)	105
Other financial assets and liabilities	715	245
Gain or losses on financial assets and liabilities held for trading, net	1,848	(12)
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortised cost	—	—
Other gains or (-) losses	1,848	(12)
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	27	215
Reclassification of financial assets from fair value with changes in other comprehensive income	—	—
Reclassification of financial assets from amortised cost	—	—
Other gains or (-) losses	27	215
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(129)	(207)
Gain or losses from hedge accounting, net	(26)	(26)
Exchange differences, net	(1,335)	191
Other operating income	765	855
Other operating expenses	(1,122)	(1,136)
Income from assets under insurance and reinsurance contracts	715	1,630
Expenses from liabilities under insurance and reinsurance contracts	(631)	(1,590)
Total income	22,268	24,436
Administrative expenses	(9,288)	(10,110)
Staff costs	(5,470)	(6,080)
Other general and administrative expenses	(3,818)	(4,030)
Depreciation and amortisation	(1,419)	(1,477)
Provisions or reversal of provisions, net	(614)	(1,916)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(7,030)	(4,368)
Financial assets at fair value through other comprehensive income	(3)	(6)
Financial assets at amortised cost	(7,027)	(4,362)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(10,241)	(27)
Tangible assets	(93)	(19)
Intangible assets	(10,146)	(2)
Others	(2)	(6)
Gain or losses on non financial assets and investments, net	27	250
Negative goodwill recognised in results	6	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(119)	(257)
Operating profit/(loss) before tax	(6,410)	6,531
Tax expense or income from continuing operations	(3,928)	(2,449)
Profit for the period from continuing operations	(10,338)	4,082
Profit or loss after tax from discontinued operations	—	—
Profit for the period	(10,338)	4,082
Profit attributable to non-controlling interests	460	851
Profit attributable to the parent	(10,798)	3,231

Earnings per share
Basic	(0.67)	0.18
Diluted	(0.67)	0.18

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Glossary
GLOSSARY
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•AFS: Available for sale
•ALCO: Assets and Liabilities Committee
•APM: Alternative Performance Measures
•bps: basis points
•CBILS: Coronavirus Business Interruption Loan Scheme
•CDI: CREST Depository Interest
•CET1: Core equity tier 1
•CJEU: Court of Justice of the European Union
•CLBILS: Coronavirus Large Business Interruption Loan Scheme
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•COVID-19: Corona Virus Disease 19
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EBA: European Banking Authority
•ECB: European Central Bank
•EPS: Earnings per share
•ESG: Environmental, Social and Governance
•ESMA: European Securities and Markets Authority
•FCA: Financial Conduct Authority (UK)
•Fed: Federal Reserve
•FX: Foreign Exchange
•GDP: Gross Domestic Product
•GPTW: Great Place to Work
•ICO: Insitituto de Crédito Oficial (Official Credit Institution)
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IFRS 16: International Financial Reporting Standard 16, regarding leases
•Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

•LCR: Liquidity Coverage Ratio
•NPLs: Non-performing loans
•NPS: Net Promoter Score
•P/E ratio: Price / earnings per share ratio
•PBT: Profit before tax
•POS: Point of Sale
•pp: percentage points
•PPI: Payment protection insurance
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk weighted assets
•RoTE: Return on tangible equity
•RWAs: Risk weighted assets
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SCF: Santander Consumer Finance
•SCIB: Santander Corporate & Investment Banking
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SGP: Santander Global Platform
•SH USA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPF: Simple, Personal and Fair
•SREP: Supervisory Review and Evaluation Process
•SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries
•T1: Tier 1
•TLAC: The total loss-absorption capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•TRIM: Targeted review of internal models

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Glossary
•VaR: Value at Risk
•WM&I: Wealth Management & Insurance

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Implications of the COVID-19 outbreak
The trend in the first half of the year of both global economic activity and the financial sector was significantly affected by the COVID-19 outbreak, which led to an unprecedented global health crisis.
Since December 2019, a new strain of coronavirus or COVID-19 has progressively spread around the world, initially in parts of Asia, from where it then moved to Europe, the United States and Latin America, among others. The outbreak was declared a public health emergency of international concern and a global pandemic by the World Health Organization.
Countries all over the world responded to the COVID-19 pandemic by adopting a variety of measures to try to contain its expansion and impact, including the implementation of mass quarantines and other containment measures, travel restrictions, limiting public gatherings and the temporary suspension of most economic activity. These measures led to a notable decrease in global economic activity, falls in production and demand, which resulted in significant GDP falls in the most relevant countries, increased unemployment, sharp declines and high volatility in the stock markets, exchange rate volatility, etc.
These measures had a negative impact and could continue to adversely affect companies, market participants, our counterparties and customers in the coming quarters.
Many governments and regulatory authorities, including central banks, have acted to alleviate the economy and market disruptions resulting from the pandemic. In this regard, fiscal and monetary stimulus measures were put in place, interest rates were reduced and partial or total deferral (grace period) of principal and/or interest payments on loans were encouraged, while some regulatory requirements on financial institutions related to capital, liquidity and risk were eased.
At the time, it is difficult to forecast the effectiveness of these and other measures taken to mitigate the economic impact of the pandemic.
Within this global environment, the current COVID-19 pandemic has affected our business in the first half of the year, and the continuity of this pandemic or any future outbreak could have an adverse and material impact on our business, financial position, liquidity and results.
To mitigate these impacts, from the beginning of the crisis, and from very early on, we implemented specific measures in the Corporation and in all our markets for our employees, customers, shareholders and investors in order to protect their health and mitigate the economic and social impact of the crisis.
The Group has the necessary contingency plans, including simulations of stress scenarios, that enabled us to face the current situation with suitable preparation and knowledge levels.
In February, in line with our Special Situations Management Framework, the highest level Corporate Special Situation Committees were activated to ensure an early and coordinated response in all geographic areas, where Local Committees were also activated according to the spread of the pandemic and local government responses. The contingency plans were implemented through these committees including the participation of local senior management (Country Heads, Local Special Situations Management Directors, Local Directors, etc.).
Contingency Plans ensured the operational continuity of business in every market, identifying their critical functions and, among other actions, segregating teams and technological infrastructures, establishing shifts between critical employees and their back-ups, as well as increasing the capacity of systems and lines, carried out by the Technology and Operations area. Accordingly, bandwidths and remote connection capacities were increased, raising the maximum number of users supported from 51,000 to nearly 250,000, while providing the necessary equipment to adapt the organisation to the new telecommuting environment.
Consequently, none of our units' operational continuity was compromised, nor did they record any relevant incidents. At the same time, we continued to serve our customers with the utmost attention.
Regarding the protection of our employees, several actions were carried out, such as communication campaigns with the necessary hygiene guidelines, travel and face-to-face meeting restrictions from the beginning as well as large scale remote working in all Group countries, such that more than half of the total workforce (over 110,000 employees) was telecommuting, almost 100% of the central services employees in some countries.
This was reflected in the sharp increase of video and internet call connections (exceeding 780,000 per day) and more than 3 million chat lines in a single day.
At the end of May, the gradual return of employees to their usual workplaces was initiated in all countries, in line with the company’s guidelines and communication, and adjusting them to the local governments' plans regarding the loosening of measures.

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As for the branch network, measures were also taken to ensure a balance between customer service and the protection of our employees, such as: the closure of some of our branches, reduced opening hours, shifts, limiting the number of customers in a branch at a time, etc. At peak crisis, almost a third of the Group's branches were closed, however, by the end of the quarter close to 90% were functioning again, almost 100% in some countries. On the other hand, the capacity of our customer service centres was increased.
Around or above 90% of ATMs remained active throughout the crisis, ensuring availability of cash to our customers and the possibility of online transactions.
The Bank is reassessing the situation as the pandemic evolves in each market, and taking action according to customer needs, specific to each country and market.
In order to support our customers and foster their economic resilience during the crisis and help them overcome its consequences, different measures were implemented. Of note:
•Provide liquidity and credit facilities for individuals and businesses through government programmes. Around 630,000 operations were formalised which amounted to more than EUR 25 billion, 3% of the portfolio. Of note were the ICO (Instituto de Crédito Oficial) loans granted in Spain.
•As for payment holidays and moratoria, 5.4 million operations have been formalised for a total of EUR 116 billion (12% of the portfolio), of which 1.9 million operations correspond to government programmes, which account for EUR 72 billion (7% of the portfolio), and 3.5 million operations correspond to non-government programmes, which account for EUR 44 billion (5% of the portfolio).
The main features of the moratoria are:
–Circa 60% correspond to residential mortgages, mainly in the United Kingdom, and mostly under short-term government programmes (3 months, extendable for another 3). Santander UK's mortgage portfolio has an average LTV of around 41%.
–Around 65% of consumer loans are secured (auto loans). They are mainly booked in our subsidiaries specialised in that business; Santander Consumer Finance and SC USA.
–The corporate and SME portfolio is, in percentage terms, the one that has least resorted to moratorium measures. This is partly due to the accessibility of this kind of company to other types of support measures, such the aforementioned liquidity lines and credit facilities.
–Most moratoria are short term. About 90% will expire in 2020 (less than 6 months of residual maturity). Some governments and institutions are re-extending the term of the initial moratoria, especially those that were launched in the initial phases of the pandemic, with less visibility of the potential duration of the crisis. These re-extensions are also short term. Circa 25% of moratoria have expired, and although it is early to have full visibility of their performance once the support measure is over, as of the end of June the performance of expiring moratoria is being similar to that of the portfolio which has not required this kind of measures. 97% of expired moratoriums are in performing status.
•In addition, other customer support measures were implemented, such as a temporary option to increase credit card and overdraft limits, support for vulnerable customers (senior citizens, SMEs, etc.) being proactive and trying to cover their needs, temporary reduction and suspension of fees, ensuring COVID-19 health insurance coverage, etc.
One of our main priorities is to contribute to the well-being of society as a whole. We have implemented actions and mobilised resources together with governments and institutions to help society combat the health crisis.
Santander All. Together. Now. is the motto that brings together the Group's collective efforts around the world to stand beside the people who need it the most at this time. This effort has succeeded in mobilising EUR 100 million dedicated to initiatives to fight COVID-19. Some of the main initiatives adopted are: creation of a solidarity fund primarily funded by the reduction of the board members’ remuneration and voluntary contributions from employees; supporting different projects and social initiatives to protect the vulnerable groups; collaboration with third parties to facilitate contributions, and launching digital solutions such as Overcome Together, an open and accessible space for individuals and companies, both customers and non-customers, which contains different information and resources.
Regarding the impact on Grupo Santander’s business, as in the rest of the sector, there was a sharp reduction in retail activity in the weeks following the declaration of the pandemic, and strongly linked to the various lockdown measures across countries countries, with reductions in applications and new business, mainly in consumer finance and mortgages.
This caused the number of mortgage applications in some countries, such as Spain and the United Kingdom, to fall to 20/30% of pre-COVID levels, which has begun to show some recovery thereafter.

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Similarly, the number of applications in the consumer business in Europe and the United States fell by around 60% - 70%, and 30% - 40%, respectively, compared to pre-crisis levels. This was reflected in sharp falls in new lending, which reached a minimum in April, and gradually recovered in May and June.
It should be noted that our consumer business in China, which was the first to be affected by the pandemic, fell to levels of 10%-15% of usual production, gradually recovering and reaching pre-crisis levels in May, with new lending 17% higher than budget.
In the same way, in Europe, new lending in the Nordic countries in the last few weeks of June was already in line with pre-crisis levels, in Germany it was 17% below, in Italy 20% and in Spain 30%. In the United States new business was at higher than before the crisis, strongly backed by prime auto loans through an FCA incentive programmes, although at lower prices.
In South America, the health crisis is hit later than in Europe, so its impact was greatest at the end of the quarter and there are no clear signs of recovery yet.
SMEs, corporates and large corporates followed a very different path. SMEs and corporates recorded much larger new lending volumes during the crisis than in previous months, supported by state-guaranteed loans, mainly in Spain.
Large corporates, managed by Santander Corporate & Investment Banking, also increased by around EUR 16 billion (EUR 19 billion excluding the exchange rate impact), mainly due to the availability of credit driven by the uncertainty regarding potential liquidity problems. Once the lack of liquidity stress was confirmed, April, May and June returned to relative normal levels, reflecting a slight fall in volumes.
The Group's customer deposits reflect strong growth as a significant part of the increased utilisation of lines was aimed at maintaining corporates’ liquidity.
In conclusion, the volumes of both loans and advances to customers (excluding reverse repos) and customer deposits (excluding repos) grew at a faster pace, 6% and 9%, respectively, and were above their respective budgets, both at the Group level and in the main markets.
Regarding liquidity, when the health crisis began, there were moments of initial uncertainty and concern from the markets, banks and regulators regarding the possibility of stress situations.
In the first days/weeks of March, the long-term debt markets closed and, as previously mentioned, there was a significant peak in the drawdown of committed wholesale credit lines. There was also tension in the short-term markets (money markets) which was reflected in high volatility in both prices and exchange rates, and spreads began to widen, reflecting uncertainty about the authorities' fiscal and monetary policies.
In this environment, the Bank’s priority was to preserve its solid liquidity position in the Group and in the different subsidiaries and established a series of management measures and actions.
In addition, decisions were taken quickly by governments and central banks to increase the liquidity available in the market. Some of these measures are: PELTROs (Pandemic Emergency Longer-Term Refinancing Operations) announced in April, modification of the conditions of the third TLTRO programme (Targeted longer-term refinancing operation), introduction of the TFSME (Term funding SMEs) announced in March in the United Kingdom, reduction of liquidity reserve requirements, the temporary lowering of the LCR (Liquidity Coverage Ratio) requirements below 100% and the extension of the dollar liquidity lines offered by the Fed, among others. All these measures helped calm markets and avoid episodes of stress.
Among the measures adopted by the Bank, of note was the enhancement of the daily monitoring of the liquidity position. This was regularly presented to the state of alarm monitoring committees and at the meetings held by the Executive Committee and the Group's Board of Directors. In addition, daily monitoring meetings were held with the ECB during the first few weeks.
Although most countries had sufficient liquidity buffers to cover a horizon of 90 days or more under an aggressive scenario, the Bank implemented several mitigation measures, including:
•Collateral generation in all geographic areas in order to maximise access to central bank facilities if necessary.
•Increased use of ECB facilities via the TLTRO programme and Bank of England funding via its TFSME programme.
•The strengthening of the USD liquidity position in Mexico and South America.
•The optimisation of resources and capacity to use central bank programmes.
•The sale of non-eligible assets.
•Close collaboration with the authorities to ensure the effective implementation of public support.

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As a result, the liquidity position has remained solid at all times, combined with no deposit outflows, quite the contrary, and the strong initial increases credit lines granted in wholesale banking and the state-guaranteed loans were followed by a reduction in more retail balances, so that no strong additional liquidity needs were generated.
We have strengthened our liquidity position, as the LCR and NSFR ratios were the same or higher than pre-crisis levels.

	Liquidity coverage ratio (LCR)		NSFR
	Jun-20[1]	Dec-19	Mar-20
Spain[2]	193%	143%	105%
Santander Consumer Finance	297%	248%	111%
United Kingdom[2]	149%	145%	124%
Portugal	172%	134%	106%
Poland	188%	149%	130%
United States	133%	133%	116%
Mexico	169%	133%	121%
Brazil	169%	122%	109%
Chile	161%	143%	109%
Argentina	214%	196%	180%
GROUP	175%	147%	111%
1.Provisional data
2.LCR and NSFR: Spain: Parent bank, UK: Ring-fenced bank

At the end of June, the consolidated and individual NSFR ratios for each unit will be above the regulatory limit of 100% and the Group's internal risk appetite will be in line with the March NSFR of 111% (BIS III criteria). It should also be noted that the main units in the euro area have reinforced this structural liquidity ratio via TLTRO III, which expires in 2021.
Regarding the issuance plan, the Group accelerated its operations in the first quarter in which EUR 17 billion was issued, which was approximately half of the plan for the entire year. In the second quarter, the Group continued to issue, virtually completing the plan for the year. In total, EUR 9 million was issued in the quarter, of note were senior non-preferred issuances by the parent company for more than EUR 5 billion with a very high demand, including a EUR 1 billion green bond issuance in June, also with high demand. In addition, a USD 1.75 billion senior bond was issued in Mexico and a USD 400 million non-preferred senior bond in the United States.
The Group's access to the wholesale funding markets, as well as the cost of issuances, depends in part on the ratings of the rating agencies.
During the first half of the year, the three main rating agencies reviewed their ratings and outlook for Spain's sovereign debt, the banking system and, in Fitch's case, Banco Santander S.A.'s. Regarding the latter, Fitch confirmed its ratings (long-term debt at A- and short-term at F2), as did Moody's and S&P until the next revision in the second half of the quarter. Fitch and S&P changed the outlook from stable to negative due to the economic consequences that the COVID-19 crisis could have on the ratings in the long term. Moody's, on the other hand, maintained its ratings at A2 and P-1, with a stable outlook.
By the end of the year, liquidity needs will be funded, depending on market conditions, by a combination of new issuances and access to central bank facilities.
In terms of capital management, the Group continued to generate capital in the second quarter. Specifically, the CET1 fully loaded ratio (applying the IFRS 9 transitional arrangement) generated 26 bps, as follows:
•Generation of 34 bps, due to underlying profit, management of risk weighted assets and increased securitisations. Additionally, 6 bps dividend accrual to allow the flexibility to pay a cash dividend against 2020 results, as soon as market conditions normalise and subject to regulatory approvals and guidance.
•This, together with the positive regulatory impact from bringing forward the expected European regulation of capital requirements (CRR2 quick fix) measures, led to a total increase of 52 basis points.
•On the other hand, there were several non-recurring impacts in the quarter, such as corporate transactions, which had a negative impact of 7 bps (mainly related to Ebury), together with other negative impacts from pensions and markets.

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In short, the Group ended the quarter with a total phased-in capital ratio of 15.48% and a CET1 ratio (phased-in and fully loaded) of 11.84%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.02% for the total capital ratio and 8.86% for the CET1 ratio), after the recent measures adopted by regulators of reducing the Pillar 2 R and countercyclical buffer. This results in a CET1 management buffer of 189 bps pre-COVID-19 and 298 bps post-COVID-19.
As for risk management, in order to help mitigate the potential economic and financial impact of the crisis, several work streams were activated to find the better outcome possible for our customers as well as to preserve the Bank’s strength and solvency:
•Identification of vulnerable customers, collectives and segments that are affected or could be affected by the effects of the pandemic.
•Close monitoring of their situation and needs in light of the most recent pandemic and market developments.
•Scenario analysis to assess potential impacts and define action plans in case they are needed.
•Assessment of the risk control framework, risk appetite statement, management limits and policies to ensure their appropriateness under the current circumstances.
•Collections and recoveries preparedness in all our geographies.
The board and senior management, in order to facilitate the decision-making process, are regularly updated with the continuous monitoring of the key risk indicators.
Loan-loss provisions in the first half amounted to EUR 7,027 million, 63% higher than in the same period of the previous year in euros (+78% in constant euros), mainly explained by the recording of additional provisions to overcome the potential consequences of the pandemic:
•Initial signs of portfolio impairment as a result of the impact of COVID-19. This deterioration has not yet materialised because of the mitigating effect of the support measures put in place.
•Additional provisions raised reflecting the IFRS 9 forward-looking view, based on a long-term approach, as acknowledged by regulators and supervisors, of the potential macroeconomic scenarios in the COVID-19 context.
•Collective and individual assessment to reflect expected credit losses for assets where credit risk is deemed to have increased. In particular, the Group is continuously monitoring the sectors that have been most affected by the financial impacts of the pandemic, including those related to leisure and tourism, the automotive industry and the oil & gas sector. As in all sectors, the Group has a well-diversified portfolio in terms of footprint and concentration, which is a mitigating factor even under these circumstances, with the pandemic and its consequences at different phases in the different geographical areas. In addition, governments and central banks have extended specific support measures to companies in these sectors in the most affected geographical areas
•Year to date loan growth stimulated by economic support programmes.
Consequently, the Group's cost of credit stood at 1.26% if we consider provisions over the last 12 months (1.46% considering annualised year-to-date provisions). With the current outlook, the best estimates reiterate the cost of credit for the year between 140-150 bps.
The Group’s NPL ratio at the end of June increased by 25 bps to 3.26% year-on-year (compared to 3.51%) mainly due to greater loan volumes and the implemented mitigation measures.
Total loan-loss reserves stood at EUR 23,623 million, with a non-performing loans coverage rate of 72% (+4 pp compared to June 2019) due to the additional provisions booked. It should also be taken into consideration that a significant part of our portfolios in Spain and the UK have real estate collateral, which requires lower coverage levels.
For the purposes of the classification of exposures in the stages of IFRS 9, it should be noted that the Group has taken into account the indications provided by the European Banking Authority (EBA) as regards the classification of exposures subject to moratoria. Accordingly, these moratoriums are not considered to be automatic indicators for identifying these contractual modifications as forbearance measures, nor for classifying them in stage 2. However, this does not exempt the rigorous application of IFRS 9 in the monitoring of customer credit quality and, using individual or collective assessment techniques, the timely detection of significant increases in credit risk in certain transactions or groups of transactions. As such, the macroeconomic deterioration caused by the pandemic has led to a stage 2 classification of EUR 8 billion of assets.
Following the volatility spike caused by the COVID-19 crisis in the first quarter regarding market risk stabilised in the second quarter, closing the period with low figures compared to the Group's balance sheet and activity.
As for operational risk, the Group has put in place additional controls in order to maintain operational risk levels prior to COVID-19 and reinforce the existing ones. The following aspects were closely monitored:

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•Business continuity plans were effectively deployed to support our employees, customers and overall businesses.
•The pandemic and remote working scenario has a direct impact on the cyber threats landscape and its associated risks. Controls are being reinforced to support the control environment (i.e. patching, browsing control, data protection controls).
•Increase in technological support in order to ensure availability and adequate performance of our services, especially in online banking and call centres.
•Transaction processing risk increases due to the volume of new loans and multiple changes in existing portfolios derived from Government support programmes and internal policies. Additional controls have been implemented to minimise incidents.
In terms of the second quarter performance, levels of losses in relative terms by Basel categories were aligned with the second quarter of 2019, and similar to the previous quarter. There have been no major events related to the COVID-19 situation.
As regards the results, and in light of the impact that pandemic has had on the economic situation and forecasts in the markets where the Group is present, a review has been carried out of both valuation of goodwill and the recoverability of deferred tax assets.
As a result of this review, to reflect the expected fall in GDP in the year in all countries, with a recovery expected to take two or three years, the expectation that central bank reference interest rates will remain low for longer and that the discount rate will increase to reflect volatility and the higher risk premium, the Group has adjusted the valuation of its goodwill and DTAs, resulting in a non-recurring impairment of EUR 12,600 million. Of which EUR 10,100 million relates to goodwill and EUR 2,500 million to deferred tax assets. This adjustment does not affect the Bank's liquidity, credit risk or market positions, and is neutral in CET1 capital; nor does it affect the strategic importance of the affected markets. The Group remains confident in the potential for the long-term value creation in each of its regions and markets.
In addition, the health crisis is having an impact throughout the P&L. Firstly, the depreciation of Latin American currencies against the euro; the impact of exchange rates can be quantified by approximately 6 percentage points in terms of revenue and costs if we compare the second quarter of this year with the first quarter and by approximately 7 percentage points if the comparison is established between the first half of 2020 and the first half of the year first of 2019.
Excluding this impact, of note was:
•Net interest income was mainly affected by the cut in interest rates agreed by the different central banks in recent months, which was offset by the aforementioned increase in volumes. As a result, net interest income remained broadly unchanged year-on-year in constant euros.
•Net fee income was impacted by lower activity levels, mainly related to payment methods and insurance. On the other hand, positive performance in Santander Corporate & Investment Banking and Wealth Management & Insurance.
•Regarding operating expenses, the health crisis is causing two opposite effects. On one hand, growth driven by the management of its impact, such as investments in the protection of customers and employees’ health, computer hardware and other material needed for remote working, etc.
On the other hand, some savings have been generated in different lines since the beginning of the pandemic, such as those derived from travel restrictions, and additional saving measures are being put in place regarding space management, consultancy expenses, marketing, projects, as well as charges related to the variable remuneration of the workforce, lower than initially expected.
Cost management enabled us to be ahead out cost savings target. In Europe, we achieved efficiencies of more than EUR 300 million in the first half of 2020, 75% of the amount initially forecasted for 2020.
•As mentioned in the risk management chapter, loan-loss provisions were higher than in previous periods, which was reflected in the aforementioned increase in the cost of credit.
Lastly, looking forward, Santander entered this health crisis in a very strong position: solid pre-provision profit (EUR 26 billion in 2019), a well-diversified portfolio with high levels of guarantees and comfortable capital and liquidity positions for our type of business. These are all key levers for managing an economic downturn.
Our priority in recent months has been and continues to be to protect all our stakeholders, as we believe this is the best way to accelerate recovery and overcome the crisis as quickly as possible to give our shareholders an adequate return.
We are confident in our strengths and business model to mitigate the impact of COVID-19 on the Group: we have the necessary scale, a large customer base and geographic and business diversification.

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We also maintain the pillars on which the Group's strategy is based: improve operating performance, optimise capital allocation to the most profitable regions and businesses, and accelerate the Group's transformation through greater digitalisation.
And we are implementing income and cost management measures to mitigate the negative impacts of COVID-19:
•First, as previously mentioned, we are taking additional cost measures, including a detailed analysis of our processes within the new operating environment, which will partially offset lower expected income.
•As for income, we are managing funding costs to reflect the new interest rate environment. The cost of deposits decreased in recent quarters and we have some levers to continue this trend in the future. In addition, on a case-by-case basis, we will try to carry out an efficient asset pricing strategy to reflect the deterioration of the risk profile.
However, we believe that it is still too early to be able to draw conclusions on the macro and financial effects of the current health crisis and therefore on the impact they may have on the Group's medium-term objectives. We therefore consider that it is still too early to make an assessment of them, although the Group plans to review them once the situation has stabilised and announce them to the market.

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Important information
Important information
Non-IFRS and alternative performance measures
In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this report contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors´ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and Non-IFRS Measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and non-IFRS measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to this report. Underlying measures, which are included in this report, are non-IFRS measures.
The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.
Forward-looking statements
Banco Santander, S.A. (“Santander”) cautions that this report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this report, and in our annual report on Form 20-F for the year ended 31 December 2019, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Important information
No offer
The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.
Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.
Historical performance is not indicative of future results
Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this report should be construed as a profit forecast.

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Other disclosures required by Bank of Spain
OTHER DISCLOSURES REQUIRED BY THE BANK OF SPAIN

Financing for real estate construction and development
Policies and strategies to manage risks of financing for real estate construction
The policies for managing this portfolio, which are regularly reviewed and approved by the Group's senior management, are currently focused on reducing and consolidating exposure, while also staying attuned to new, viable business opportunities.
In order to manage this credit exposure, the Santander Group creates specialised teams that work not only in the risk areas, but also as a support for the entire life cycle of the operations: commercial management, legal treatment, potential recovery, etc.
Proactive management of these risks has allowed the Group to significantly reduce its exposure, ensuring a granular, regionally-diversified portfolio in which financing for second homes represents a very small portion overall. Mortgage loans for undeveloped land account for only a reduced portion of total land mortgage exposure, as the bulk of these loans relate to developed or developable land.
Exposure to financing of completed residences has been significantly reduced through a number of actions. In tandem with existing specialised sales channels, the Group carried out campaigns supported by specific management teams. In the case of the Santander network, these teams were directly guided by the recovery area. By directly managing loans to property developers and buyers and applying buyer reduction criteria, the Bank was able to subrogate outstanding loans. Subrogating the sale price and adapting financing conditions to borrowers' needs made it possible to diversify risk to a business segment whose NPL ratio is markedly lower.
Loan approval processes are managed by specialised teams working in direct coordination with sales teams, under clearly-defined policies and criteria:
-    Property developers must have a strong creditworthiness profile and demonstrable market experience.
-    Strict criteria are applied for transaction parameters: financing for the cost of construction only, high percentage of accredited sales, financing for primary residences, etc.
-    Support is given for financing state-sponsored housing, with high percentages of accredited sales.
-    Land financing is restricted to the level needed to re-establish proper coverage for existing financing or to increase collateral.
In addition to ongoing control by the Group's risk monitoring teams, a technical unit is specialised in monitoring and controlling this portfolio in respect of progress of works, compliance with work schedules and control of sales, as well as validation and control of payments made upon work certified. To that end, Santander uses specific tools created for this purpose. All mortgage distributions, drawdowns for any reason, modification of grace periods, etc., are authorised centrally.
In the event projects in the construction phase present any type of difficulty, the Group guarantees completion of the work in order to ensure that it has finished buildings that can be sold in the market. Individual analyses are carried out for each project and the most efficient measures are adopted for each specific case (supplier payment structures that ensure completion of the works, specific drawdown calendars, etc.).
In those cases that could potentially warrant a possible restructuring of the exposure, this restructuring is analysed collaboratively between the risks area and the recovery business area. The analysis is performed before any default occurs, in order to ensure that the payment structure of each project allows for its successful completion. These operations are authorised centrally by expert teams, applying strict criteria in line with the Group's prudent risk management principles. Possible losses are recognised as soon as they are identified, classifying the positions as needed and making any provisions required before any default occurs, in line with Bank of Spain regulations.
On-balance sheet real estate assets are managed through specialised property sales companies (Altamira Santander Real Estate, S.A. and Promodomus Desarrollo de Activos, S.L.), supported by the commercial network structure. Sales are made at low prices, in response to market conditions.

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Foreclosed assets (Spain)
The sale and foreclosure of real estate assets is one of the mechanisms adopted in Spain in order to efficiently manage the portfolio.
The Group views acquisitions as a more effective tool for resolving defaulted loans than recurring to legal enforcement proceedings, given the following factors:
-     Immediate availability of assets after an acquisition, compared to lengthy legal proceedings
-     Cost savings
-     Enhanced viability of companies, as acquisition provides them with an injection of liquidity
-     Reduction in the possible loss of value of loans to these customers
-     Reduction in exposure and expected loss
Disclosures required under Bank of Spain Circular 7/2010 on certain aspects of the mortgage market
a)  Assets
As required under Bank of Spain Circular 7/2010 and Circular 5/2011 of November 30 on certain aspects of the mortgage market, details are provided below of the nominal value of all mortgage loans and credits and of those that are eligible, pursuant to Royal Decree 716/2009 regulating the Spanish mortgage market, for calculating the limit for issuing mortgage covered bonds, mortgage loans and credits covering the issue of mortgage bonds, loans that have been monetised through mortgage participations or mortgage transfer certificates and uncommitted transactions corresponding to Banco Santander, S.A.
At 30 June 2020, the breakdown of mortgage loans, based on their eligibility in respect of mortgage market calculations, is as follows:

Million euros
Nominal value
30-06-2020

Total mortgage loans and credits (*)	98,472

Mortgage participations issued	431
Of which: On-balance sheet loans	—

Mortgage transfer certificates issued	14,172
Of which: On-balance sheet loans	13,893

Mortgage loans and credits securing financing received	—

Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds (**)	83,869
i) Ineligible mortgage loans and credits (***)	24,452
–That meet the eligibility requirements except for the limit established in article 5.1 of RD 716/2009	15,483
–Others	8,969
ii) Eligible mortgage loans and credits (****)	59,417
–Amounts not included in calculation (*****)	—
–Amounts included in calculation	59,417
a) Mortgage loans and credits covering issues of mortgage bonds	—
b) Mortgage loans and credits covering issues of mortgage covered bonds	59,417
(*)   Including those acquired through mortgage participations and mortgage transfer certificates, even when derecognised from the balance sheet.
(**)  Total loans less mortgage participations issued, mortgage transfer certificates issued and mortgage loans securing financing received.
(***)   As the requirements of article 3 of Royal Decree 716/2009 are not meet.
(****) As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009.
(*****)  In line with the criteria set out under article 12 of Royal Decree 716/2009.

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Other disclosures required by Bank of Spain
The nominal value of outstanding mortgage loans and credits and the nominal value of eligible loans and credits pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by origin, currency, payment status, average residual maturity, interest rate, holder and type of collateral are as follows:

	Million euros
	30-06-2020
	Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds	Of which: Eligible loans (*)
Origin
Originated by the Bank	83,041	58,637
Derived from subrogations	828	780
Other	—	—
	83,869	59,417
Currency
Euros	83,061	59,417
Other currencies	808	—
	83,869	59,417
Payment status
Performing	74,309	57,691
Other status	9,560	1,726
	83,869	59,417
Residual maturity
Up to 10 years	27,491	15,852
10 to 20 years	29,739	24,684
20 to 30 years	23,284	18,215
Over 30 years	3,355	666
	83,869	59,417
Interest rate
Fixed interest	12,917	10,071
Variable interest	70,952	49,346
Mixed interest	—	—
	83,869	59,417
Holder
Legal entities and individual business owners	27,657	14,109
Of which: Real estate developers	3,059	—
Other individuals and non-profit institutions serving households	56,212	45,308
	83,869	59,417
Type of collateral
Finished buildings – residential	62,219	48,330
Of which: State-sponsored housing	4,087	3,459
Finished buildings – commercial	7,257	4,062
Finished buildings – other	10,457	5,683
Buildings under construction – residential	1,177	1
Of which: State-sponsored housing	89	—
Buildings under construction – commercial	42	—
Buildings under construction – other	67	5
Land – certified for development	978	517
Land – other	1,672	819
	83,869	59,417
(*)  As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009.

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The nominal value of mortgage loans and credits eligible pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by the percentage loan-to-value (LTV) are as follows:

	30-06-2020
	LTV (million euros)
	<=40%	>40%, <= 60%	>60%, <= 80%	>80%	Total
Mortgage loans and credits eligible for issuing mortgage bonds and mortgage covered bonds (*)	24,300	21,279	13,838	—	59,417
Residential	18,193	16,300	13,838	—	48,331
Other	6,107	4,979	—	—	11,086
(*)   As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009.

Changes in the nominal value of mortgage loans and credits, both eligible and ineligible pursuant to Royal Decree 716/2009, are as follows:

	Million euros
	Eligible mortgage loans and credits (*)	Ineligible mortgage loans and credits (**)
Balance at 31 December 2019	59,517	25,203
Derecognitions during the period	4,268	3,438
Repaid upon maturity	89	428
Repaid early	991	707
Subrogated by other entities	—	—
Other	3,188	2,303
Additions during the period	4,168	2,687
Originated by the Bank	2,557	1,205
Subrogated from other entities	1	1
Other	1,610	1,481
Balance at 30 June 2020	59,417	24,452
(*)   As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009.
(**)  As the requirements of article 3 of Royal Decree 716/2009 are not meet.

The breakdown of available balances of mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds is as follows:

Million euros
Nominal value (*)
30-06-2020
Potentially eligible (**)	607
Ineligible	1,636
(*) Amounts committed less amounts drawn down, including those amounts only delivered to developers upon sale of the property.
(**) Pursuant to article 3 of Royal Decree 716/2009.

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b)   Liabilities
The Bank has not issued any mortgage bonds. The aggregate nominal value of outstanding mortgage covered bonds issued by the Bank, pursuant to Royal Decree 716/2009 and broken down by residual maturity, is as follows:

	30-06-2020
Million euros	Less
	than 3	3 to 5	5 to 10	Over 10	Total
	years	years	years	years
Issued through public offerings:	17,715	6,450	16,627	4,907	45,699
Marketable mortgage covered bonds (1)	17,715	6,450	16,627	4,907	45,699
EIB covered bonds	—	—	—	—	—
Multi-seller bonds	300	—	—	—	300
Other issue	—	—	—	—	—
Marketable mortgage covered bonds	—	—	—	—	—
(-) Issues not recognised under liabilities	—	—	—	—	20,860
Total issued through public offerings and placed in the market	—	—	—	—	24,839
(1) Recognised under "Financial liabilities at amortised cost - Marketable debt securities", for a cash value of EUR 25,951 million, after deducting unrecognised issues.

At the subject date, the Bank's overcollateralisation stood at 184% (based on all mortgage covered bonds, EUR 45,699 million), compared to the nominal value of the mortgage loan and credit portfolio pending repayment in accordance with Royal Decree 716/2009 (EUR 83,869 million).
None of the mortgage covered bonds issued by the Bank have replacement assets.
The aggregate nominal value of outstanding mortgage transfer certificates issued by the Bank at 30 June 2020, based on residual maturity, is as follows:

	Million euros
30-06-2020	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Mortgage transfer certificates	—	—	—	13,893	13,893
Issued through public offerings	—	—	—	—	—

The members of the Board of Directors hereby state that the Bank has implemented policies and procedures to expressly address all activities carried out in respect of the mortgage market issues it performs and to ensure rigorous compliance with mortgage market regulations applicable to these activities as per Royal Decree 716/2009 of April 24, implementing certain aspects of Mortgage Market Law 2/1981 of March 25, and therefore, of Bank of Spain Circular 7/2010 of November 30, along with other regulations governing the mortgage and financial system. In addition, the financial management area defines the Bank's funding strategy.
The risk policies applied to mortgage market transactions foresee maximum loan-to-value limits. In addition, specific policies are in place for each mortgage product, which at times apply even more restrictive limits. The general policies defined in that respect require that a repayment capacity analysis be carried out for each potential customer. This analysis determines whether the customer's income is sufficient to allow it to settle each repayment required. In addition, the analysis determines whether the customer's income can be considered stable over the entire lifetime of the transaction in question. The indicator used to measure repayment capacity (housing affordability index) of each customer primarily looks at the ratio of the potential debt to the borrowers' income, taking into account both monthly repayments on the requested transaction as well as for other debts held, in comparison with monthly salary income and any other duly-justified income.
In ascertaining the customer's information and creditworthiness, the Bank applies specialised documentary verification tools and procedures (see Note 49 to the Bank's financial statements for the year ended 31 December 2019).
Under the Bank's procedures, an individual appraisal must be carried out by an independent appraisal company for each mortgage loan originated in the mortgage market.
Although under article 5 of Mortgage Market Law 41/2007 any Bank of Spain-certified appraisal company may issue valid valuation reports, under this same article, the Bank of Spain sets out a series of verifications, selecting, among these entities, a smaller group with which it signs collaboration agreements, applying special conditions and automated control mechanisms. The Bank's internal regulations further specify, in detail, each internally-certified appraisal company, along with the pertinent certification requirements and procedures and the specific review controls established. This regulation also governs the functioning of an appraisal committee comprising several Bank areas that engage with these appraisal

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companies. The purpose of this committee is to regulate and adapt internal rules, as well as these companies' procedures, to the market and business situation.

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Other disclosures required by Bank of Spain
In this way, the appraisal companies that wish to work with the Bank must have a relevant activity in the mortgage market and in the region in question, pass certain filters in respect of independence criteria, technical capacity and creditworthiness (to ensure their business continuity) and, lastly, successfully complete a series of tests prior to definitive certification.
Moreover, in accordance with the Bank's internal regulations, any appraisal submitted by a potential customer is reviewed, regardless of the issuing company, in order to formally verify that all requirements, procedures and methods employed are suitable for the asset valued, based on prevailing regulations, and that the values reported are in line with market conditions.

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk
Concentration of risk
The breakdown at 30 June 2020 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Million euros	30-06-2020
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and credit institutions	319,436	58,476	86,435	83,922	90,603
Public administrations	164,676	42,678	29,066	79,163	13,769
Central government	144,466	32,204	27,882	71,138	13,242
Other public administrations	20,210	10,474	1,184	8,025	527
Other financial institutions	129,465	16,562	42,720	34,584	35,599
Non-financial companies and individual entrepreneurs	411,933	127,935	85,735	139,691	58,572
Real estate construction and development	21,544	4,082	3,719	7,316	6,427
Civil engineering	6,425	3,220	2,018	1,014	173
Large companies	239,069	60,407	48,633	89,319	40,710
SMEs and individual entrepreneurs	144,895	60,226	31,365	42,042	11,262
Other households and non-profit institutions serving households	496,859	89,046	92,736	111,382	203,695
Residential	318,469	61,914	33,669	37,250	185,636
Consumer	159,850	19,084	56,947	68,757	15,062
Other purposes	18,540	8,048	2,120	5,375	2,997
Total	1,522,369	334,697	336,692	448,742	402,238
(*)  For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

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	Million euros (*)
			Secured loans
			Net exposure		Loan-to-value (a)
	Total	Unsecured loans	Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public administrations	20,739	19,787	254	698	123	101	83	570	75
Other financial institutions	73,923	19,593	1,207	53,123	696	896	379	51,437	922
Non-financial companies and individual entrepreneurs	332,069	188,194	69,271	74,604	26,646	24,957	22,373	40,796	29,103
Real estate construction and development	18,311	2,560	9,971	5,780	6,561	4,676	1,611	1,747	1,156
Civil engineering	3,652	2,186	284	1,182	126	239	146	303	652
Large companies	178,822	117,907	24,154	36,761	8,491	8,233	9,504	19,350	15,337
SMEs and individual entrepreneurs	131,284	65,541	34,862	30,881	11,468	11,809	11,112	19,396	11,958
Other households and non-profit institutions serving households	493,598	92,676	326,457	74,465	85,226	102,615	109,701	59,593	43,787
Residential	318,311	1,662	316,151	498	78,132	97,071	103,168	33,494	4,784
Consumer	157,582	88,204	1,952	67,426	3,363	3,323	3,678	21,448	37,566
Other purposes	17,705	2,810	8,354	6,541	3,731	2,221	2,855	4,651	1,437
Subtotal	920,329	320,250	397,189	202,890	112,691	128,569	132,536	152,396	73,887
Memorandum item Refinanced and restructured transactions (**)	23,221	5,729	13,555	3,937	2,936	2,541	2,461	2,758	6,796
(*)  In addition, the Group has granted customer prepayments amounting to EUR 14,467 million; therefore, the total amount of credits and customer prepayments amounts to EUR 934,796 million.
(**) Includes fair value impairment and losses net balance due to credit risk.

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Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Tel: +34 91 259 65 14 / +34 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)
Tel: +34 (942) 20 61 00

Operational Head Office:
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Avda. de Cantabria s/n
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PART 2. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander, S.A. and companies composing Santander Group

122

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2020 AND 31 DECEMBER 2019
(Million euros)

ASSETS	Note	30-06-2020	31-12-2019
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		138,266	101,067

FINANCIAL ASSETS HELD FOR TRADING	5	124,145	108,230
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		15,479	28,445

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,902	4,911
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		392	224

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	91,368	62,069
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		10,933	8,430

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	122,560	125,708
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		22,870	29,116

FINANCIAL ASSETS AT AMORTISED COST	5	976,298	995,482
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,070	19,993

HEDGING DERIVATIVES		11,999	7,216

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		2,387	1,702

INVESTMENTS		8,668	8,772
Joint ventures entities		1,249	1,325
Associated entities		7,419	7,447

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		307	292

TANGIBLE ASSETS	7	33,271	35,235
Property, plant and equipment		32,335	34,262
For own-use		13,527	15,041
Leased out under an operating lease		18,808	19,221
Investment property		936	973
Of which : Leased out under an operating lease		799	823
Memorandum items: acquired in lease		4,541	5,051

INTANGIBLE ASSETS	8	15,946	27,687
Goodwill		12,595	24,246
Other intangible assets		3,351	3,441

TAX ASSETS		26,218	29,585
Current tax assets		5,639	6,827
Deferred tax assets		20,579	22,758

OTHER ASSETS		10,627	10,138
Insurance contracts linked to pensions		186	192
Inventories		6	5
Other		10,435	9,941

NON-CURRENT ASSETS HELD FOR SALE	6	4,919	4,601
TOTAL ASSETS		1,572,881	1,522,695

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2020.

123

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2020 AND 31 DECEMBER 2019
(Million euros)

LIABILITIES	Note	30-06-2020	31-12-2019
FINANCIAL LIABILITIES HELD FOR TRADING	9	97,700	77,139

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	59,619	60,995
Memorandum items: subordinated liabilities		—	—

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,283,581	1,230,745
Memorandum items: subordinated liabilities		20,653	21,062

HEDGING DERIVATIVES		6,583	6,048

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		255	269

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		2,246	739

PROVISIONS		11,948	13,987
Pensions and other post-retirement obligations	10	5,516	6,358
Other long term employee benefits	10	1,196	1,382
Taxes and other legal contingencies	10	2,341	3,057
Contingent liabilities and commitments	14	666	739
Other provisions	10	2,229	2,451

TAX LIABILITIES		8,844	9,322
Current tax liabilities		2,521	2,800
Deferred tax liabilities		6,323	6,522

OTHER LIABILITIES		10,246	12,792

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,481,022	1,412,036

SHAREHOLDERS´ EQUITY		112,899	124,239

CAPITAL	11	8,309	8,309
Called up paid capital		8,309	8,309
Unpaid capital which has been called up		—	—
Memorandum items: uncalled up capital		—	—
SHARE PREMIUM		52,446	52,446
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		611	598
Equity component of the compound financial instrument		—	—
Other equity instruments issued		611	598
OTHER EQUITY		172	146
ACCUMULATED RETAINED EARNINGS		67,594	61,028
REVALUATION RESERVES		—	—
OTHER RESERVES		(3,708)	(3,110)
(-) OWN SHARES		(65)	(31)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	(10,798)	6,515
(-) INTERIM DIVIDENDS		(1,662)	(1,662)

OTHER COMPREHENSIVE INCOME (LOSS)		(30,637)	(24,168)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(5,010)	(4,288)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(25,627)	(19,880)

NON-CONTROLLING INTEREST		9,597	10,588
Other comprehensive income		(1,697)	(982)
Other items		11,294	11,570
TOTAL EQUITY		91,859	110,659
TOTAL LIABILITIES AND EQUITY		1,572,881	1,522,695
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		228,767	241,179
Financial guarantees granted		12,166	13,650
Other commitments granted		78,654	68,895

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2020.

124

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FIRST SIX MONTHS
ENDED 30 JUNE 2020 AND 2019
(Million euros)

		Debit (Credit)
	Note	01-01-2020 to 30-06-2020	01-01-2019 to 30-06-2019
Interest income		24,499	28,669
Financial assets at fair value with changes in other comprehensive income		1,973	2,020
Financial assets at amortised cost		21,255	24,396
Other interest income		1,271	2,253
Interest expense		(8,297)	(11,033)
Interest income/ (charges)		16,202	17,636
Dividend income		265	361
Income from companies accounted for using the equity method		(135)	306
Commission income		6,716	7,502
Commission expense		(1,580)	(1,639)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		688	350
Financial assets at amortised cost		(27)	105
Other financial assets and liabilities		715	245
Gain or losses on financial assets and liabilities held for trading, net		1,848	(12)
Reclassification of financial assets from fair value with changes in other comprehensive income		—	—
Reclassification of financial assets from amortised cost		—	—
Other gains or (-) losses		1,848	(12)
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		27	215
Reclassification of financial assets from fair value with changes in other comprehensive income		—	—
Reclassification of financial assets from amortised cost		—	—
Other gains or (-) losses		27	215
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(129)	(207)
Gain or losses from hedge accounting, net		(26)	(26)
Exchange differences, net		(1,335)	191
Other operating income		765	855
Other operating expenses		(1,122)	(1,136)
Income from assets under insurance and reinsurance contracts		715	1,630
Expenses from liabilities under insurance and reinsurance contracts		(631)	(1,590)
Total income		22,268	24,436
Administrative expenses		(9,288)	(10,110)
Staff costs		(5,470)	(6,080)
Other general and administrative expenses		(3,818)	(4,030)
Depreciation and amortisation		(1,419)	(1,477)
Provisions or reversal of provisions, net		(614)	(1,916)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(7,030)	(4,368)
Financial assets at fair value through other comprehensive income		(3)	(6)
Financial assets at amortised cost	5	(7,027)	(4,362)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(10,241)	(27)
Tangible assets		(93)	(19)
Intangible assets		(10,146)	(2)
Others		(2)	(6)
Gain or losses on non financial assets and investments, net		27	250
Negative goodwill recognised in results		6	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(119)	(257)
Operating profit/(loss) before tax		(6,410)	6,531
Tax expense or income from continuing operations		(3,928)	(2,449)
Profit for the period from continuing operations		(10,338)	4,082
Profit or loss after tax from discontinued operations		—	—
Profit for the period		(10,338)	4,082
Profit attributable to non-controlling interests		460	851
Profit attributable to the parent		(10,798)	3,231
Earnings per share	3
Basic		(0.67)	0.18
Diluted		(0.67)	0.18

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the first six months ended 30 June 2020.

125

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2020 AND 2019
(Million euros)

	Note	01-01-2020 to 30-06-2020	01-01-2019 to 30-06-2019
CONSOLIDATED PROFIT FOR THE PERIOD		(10,338)	4,082

OTHER RECOGNISED INCOME AND EXPENSE		(7,184)	891
Items not reclassified to profit or loss		(696)	(708)
Actuarial gains and losses on defined benefit pension plans	11	204	(833)
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(7)	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(880)	(21)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		12	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(12)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		65	(120)
Income tax relating to items that will not be reclassified		(78)	266
Items that may be reclassified to profit or loss		(6,488)	1,599
Hedges of net investments in foreign operations (effective portion)	11	2,524	(762)
Revaluation gains (losses)		2,524	(762)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchanges differences	11	(9,499)	937
Revaluation gains (losses)		(9,499)	937
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		774	127
Revaluation gains (losses)		3,070	260
Amounts transferred to income statement		(2,296)	(133)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		(82)	1,891
Revaluation gains (losses)		272	2,131
Amounts transferred to income statement		(727)	(240)
Other reclassifications		373	—
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		(212)	42
Income tax relating to items that may be reclassified to profit or loss		7	(636)
Total recognised income and expenses		(17,522)	4,973
Attributable to non-controlling interests		(255)	994
Attributable to the parent		(17,267)	3,979

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the first six months ended 30 June 2020.

126

SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY  FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2020 AND 2019
(Million euros)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2019	8,309	52,446	598	146	61,028	—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2020	8,309	52,446	598	146	61,028	—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
Total recognised income and expense	—	—	—	—	—	—	—	—	(10,798)	—	(6,469)	(715)	460	(17,522)
Other changes in equity	—	—	13	26	6,566	—	(598)	(34)	(6,515)	—	—	—	(736)	(1,278)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(279)	(279)
Purchase of equity instruments	—	—	—	—	—	—	—	(454)	—	—	—	—	—	(454)
Disposal of equity instruments	—	—	—	—	—	—	1	420	—	—	—	—	—	421
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	6,566	—	(51)	—	(6,515)	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	4	4
Share-based payment	—	—	—	(56)	—	—	—	—	—	—	—	—	—	(56)
Others increases or (-) decreases of the equity	—	—	13	82	—	—	(548)	—	—	—	—	—	(461)	(914)
Balance as at 30-06-2020	8,309	52,446	611	172	67,594	—	(3,708)	(65)	(10,798)	(1,662)	(30,637)	(1,697)	11,294	91,859
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the first six months ended 30 June 2020.

127

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2020 AND 2019
(Million euros)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2018	8,118	50,993	565	234	56,756	—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	1,593	—	—	—	(1,984)	—	—	(391)
Opening balance as at 01-01-2019	8,118	50,993	565	234	56,756	—	(1,974)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	106,970
Total recognised income and expense	—	—	—	—	—	—	—	—	3,231	—	748	143	851	4,973
Other changes in equity	—	—	16	(79)	4,293	—	(135)	47	(7,810)	2,237	—	—	(527)	(1,958)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(1,055)	—	—	—	—	—	—	—	(592)	(1,647)
Purchase of equity instruments	—	—	—	—	—	—	—	(522)	—	—	—	—	—	(522)
Disposal of equity instruments	—	—	—	—	—	—	(6)	569	—	—	—	—	—	563
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,348	—	225	—	(7,810)	2,237	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	81	81
Share-based payment	—	—	—	(77)	—	—	—	—	—	—	—	—	—	(77)
Others increases or (-) decreases of the equity	—	—	16	(2)	—	—	(354)	—	—	—	—	—	(16)	(356)
Balance as at 30-06-2019	8,118	50,993	581	155	61,049	—	(2,109)	(12)	3,231	—	(23,377)	(1,149)	12,505	109,985

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the first six months ended 30 June 2020.

128

.
SANTANDER GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS  FOR THE FIRST SIX MONTHS ENDED 30 JUNE 2020 AND 2019
(Million euros)

	Note	30-06-2020	30-06-2019
A. CASH FLOWS FROM OPERATING ACTIVITIES		45,068	(1,700)
Profit for the period		(10,338)	4,082
Adjustments made to obtain the cash flows from operating activities		24,498	12,166
Depreciation and amortisation cost		1,419	1,477
Other adjustments		23,079	10,689
Net increase/(decrease) in operating assets		116,992	51,210
Financial assets held-for-trading		23,047	9,023
Non-trading financial assets mandatorily at fair value through profit or loss		1,093	(5,551)
Financial assets at fair value through profit or loss		31,872	15,595
Financial assets at fair value through other comprehensive income		6,719	(6,895)
Financial assets at amortised cost		49,175	36,158
Other operating assets		5,086	2,880
Net increase/(decrease) in operating liabilities		148,123	34,238
Financial liabilities held-for-trading		25,175	3,370
Financial liabilities designated at fair value through profit or loss		1,171	(9,604)
Financial liabilities at amortised cost		124,835	44,787
Other operating liabilities		(3,058)	(4,315)
Income tax recovered/(paid)		(223)	(976)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(2,845)	(1,647)
Payments		4,664	4,617
Tangible assets	7	2,538	4,053
Intangible assets		609	499
Investments		466	7
Subsidiaries and other business units	2	1,051	58
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		1,819	2,970
Tangible assets	7	875	929
Intangible assets		—	—
Investments		29	363
Subsidiaries and other business units		526	85
Non-current assets held for sale and associated liabilities	6	389	1,593
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(1,858)	(6,299)
Payments		4,210	7,915
Dividends	3	—	2,110
Subordinated liabilities		2,089	4,137
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		454	522
Other payments related to financing activities		1,667	1,146
Proceeds		2,352	1,616
Subordinated liabilities		1,853	1,056
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		421	560
Other proceeds related to financing activities		78	—
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(3,166)	87
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		37,199	(9,559)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		101,067	113,663
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		138,266	104,104
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,002	7,606
Cash equivalents at central banks		114,253	80,471
Other financial assets		17,011	16,027
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		138,266	104,104
In which: restricted cash		—	—

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the first six months ended 30 June 2020.

129

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the first six months ended 30 June 2020

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction
Banco Santander, S.A. (“Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“Group” or “Santander Group”).

b)    Basis of presentation of the interim financial statements
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated annual accounts for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to these standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017, and subsequent modifications.
The consolidated annual accounts for 2019 were approved at the board of directors meeting on 27 February 2020 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at 31 December 2019 and the consolidated results of its operations, and the consolidated cash flows in 2019. The aforementioned consolidated annual accounts, which are included in the Group’s Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”, and together with EU-IFRS, “IFRS”).
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 3/2018, of 28 June, of the Spanish National Securities Market Commission (“CNMV”). The aforementioned interim financial statements were included in the half-year financial report for the first six months of 2020 to be presented by the Group in accordance with the Circular 3/2018.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first six months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated annual accounts for the year ended 31 December 2019.
Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2019. As indicated in that Note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of the Group.

130

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2019, taking into account the standards and interpretations that became applicable during the first six months of 2020, which are detailed below:
- Modification of IFRS conceptual framework: The IFRS Framework, which sets out the fundamental concepts of financial reporting, is amended. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting.
- Modification of IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors, which use a consistent definition of materiality, for the purpose of making material judgements and deciding on the information to be included in the financial statements.
- Modification of IFRS 3 Business combinations - amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business. The amendments are mainly due to: clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.
The aforementioned amendments to accounting standards and interpretations have not had a significant effect on the Group’s financial statements.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 June 2020 were applied in their preparation.
By the time of the preparation and authorisation of these interim financial statements, there was the following standard to be adopted by the European Union whose effective date of implementation by the IASB is 1 January 2020.
- Modification of IFRS 16 Leases - amendments are introduced. The amendment provides a practical expedient that permits leases not to assess whether rent concessions that occur as a direct consequence of the COVID-19 pandemic and meet specific conditions are lease modifications and, instead, to account for those rent concessions as if they were not lease modifications. The effective date of entry into force of this amendment is 1 June 2020, allowing early implementation.
No significant effects on the Group's interim financial statements are expected from the future application of the aforementioned amendments to the accounting standard.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2019, except for those indicated in these interim financial statements due to the rules that have come into effect during the first six months of the year 2020.
The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;
2.The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS3.

131

132

To update the above estimates, the Group's management has considered that since March 2020, COVID-19, a new strain of Coronavirus, has spread to many countries, including Spain. This event has resulted the viral outbreak to be classified as a pandemic by the World Health Organization, which significantly affects economic activity worldwide and, as a result, the Group's operations and financial results. While there has been a worsening of the macroeconomic outlook to date, the extent to which COVID-19 will ultimately impact the Group's results will depend on future developments, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, which generate uncertainties in the Group’s estimates. For this reason, the Group's management has assessed the current situation according to the best information available, then developing the potential impacts of COVID-19 on the estimates made during the first six months ended 30 June 2020. From the results of this evaluation, the following aspects stand out:
- Estimation of expected credit losses:
Context

The COVID-19 health crisis has been unexpected, unpredictable and severe, but it is estimated to be of a limited temporary nature. The Group's priority in these circumstances has been to look after the health of its employees, customers and shareholders, but also to help reduce the economic impact that the coronavirus pandemic may have. This includes trying to offer the best solutions to help individual customers and businesses.

Conceptually, the phases in managing the effects of COVID-19 have been:
–Identification of customers or groups affected or potentially affected by the pandemic.
–Early relief of temporary financial difficulties caused by COVID-19 through measures promoted by governments, central banks, and financial institutions.
–Monitoring the evolution of customers, to ensure that they continue to be provided with the best solution for their situation, and also to guarantee that their potential impairment is correctly reflected in the Group's risk management and accounting.
–Monitoring is accompanied by recovery management activities when necessary.

These conceptual phases do not occur sequentially but overlap in time. Additionally, the continuous interaction and coordination between the different local units of the Group is proving to be a fundamental asset in the management of this crisis. The experience obtained in the fight against the health crisis and its financial consequences in our different geographies, and the different speeds at which it has been developing in each of them, allow us to share the best practices identified and to implement in an agile and efficient manner those strategies and concrete actions that have been most successful, always adapted to the local reality of each market.

Measures to support the economy

In accordance with the comments made earlier regarding the relief of our clients' temporary financial difficulties caused by the pandemic, the Group has adopted measures to foster the economic resilience of our clients during the crisis in all regions. The most outstanding of these include the following:

–Providing liquidity and credit facilities to companies facing difficulties.
–Facilitate grace periods or moratoriums in many of their markets.
–Temporary option to increase the limit on credit cards and overdrafts.
–Support vulnerable customers (elderly, SMEs, etc.) by being proactive and trying to cover their needs.
–Temporary reduction or suspension of commissions (when withdrawing money from ATMs, on interest-free online purchases, on bank transfers...).
–Guaranteeing COVID-19 coverage in health insurance.
–Specialized teams to advise clients in financial difficulties.

Regarding specific liquidity measures, shortages or moratoriums, the Group has implemented a series of support programmes in accordance with the guidelines set by regulatory and supervisory authorities, as well as by governments, central banks and supranational entities. The main objective is to mitigate the temporary impact on the activity of our customers, since the absence of appropriate measures and their adequate prudential and accounting treatment could worsen the economic consequences of the crisis, generating procyclical effects that would lengthen its duration and impact.

The different measures offered can be grouped into the following categories:

–Government liquidity measures: Generally speaking, these are lending facilities provided by the bank to legal entities, which have government guarantees on a specific percentage of the exposure generated in the event of default. Examples of this type of measure include ICO (Instituto de Crédito Oficial) loans in Spain or the Paycheck Protection Program (PPP) in the United States.
–Government moratorium measures: In this case, the government authorities define a series of requirements, which, in the event that they are met by the beneficiary, involve the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. The specific characteristics of these programs vary depending on how they are defined by the national governments of the

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countries in which the Group operates. The criteria used to grant these loans also depend on the requirements established by the authorities of each country in accordance with the legislation in force in each case.

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–Internal/sectoral moratorium measures: This is, broadly speaking, the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. In this case, the specific characteristics of these measures, in terms of terms, amounts, etc., vary according to each geography, product or customer segment in order to adapt them as best as possible to the reality of the local market and its regulation, as well as to the needs of the customer and the product contracted. In many cases, the general conditions of application have been agreed on a sectoral basis, for example through the national banking associations.
–Other internal measures: This category includes all those measures not included in the previous sections.

The Group has helped customers through the various liquidity programmes, government guarantees, moratoriums and others. The details and magnitude of these measures and their main characteristics can be consulted in section "COVID-19 pandemic implications".

Estimation of expected loss

In the context described in the previous sections, many regulators and supervisors have highlighted the uncertainties surrounding the economic impacts of the health crisis. This is also evident in the frequent updates of macroeconomic forecasts, with different perspectives and views on the depth and duration of the crisis. Thus, the guidance (including IASB, ESMA, EBA and ECB) does not set a mechanistic approach to estimating expected credit losses under IFRS 9, in order to prevent this variability in economic conditions from translating into undesired volatility in results, with its potential pro-cyclical effects on the economy.

Thus, the Group analyses losses under IFRS 9 on the basis of three types of elements:

1.Continuous monitoring of customers

Monitoring the credit quality of customers may be more complex in the current circumstances, in the absence of certain contractual payments on transactions subject to a moratorium. To this end, and in addition to the application of internal customer monitoring policies, all available information should be used. The availability of information and its relevance is different in the various portfolios of the different countries in which the Group operates, but it may include, but is not limited to the following:

–The payment of interest in the case of principal-only shortfalls.
–The payment of other operations of the same client in the institution (not subject to moratorium).
–Information on payment of loans in other entities (through credit bureaus).
–Customer financial information: average balances in current accounts, availability/use of limits, etc.
–Available behavioural elements (variables that feed the behavioural scores, etc.)
–Information gathered from customer contacts (surveys, calls, questionnaires, etc.). This may include: customers who have taken up furlough programs, direct government aid, etc.

2. Forward-looking vision

As reflected by the IASB, macroeconomic uncertainty makes the usual application of IFRS9 expected loss calculation models difficult but does not exempt the incorporation of the prospective feature of the standard. To this end, the European Central Bank has recommended the use of a stable, long-term view (long-run) of the macroeconomic forecasts, which takes into account in the assessment the multiple support measures explained above.

Santander Group uses macroeconomic scenarios in its strategic and budgetary processes. For the purposes of estimating provisions under IFRS9, in accordance with the regulatory recommendations, the long-run view consistent with these scenarios was used. This long-run vision is generated through a stable long-term perspective, reflecting the structural impairment caused by the pandemic. For this propuse, the movement when the macro, represented by the GDP, recovers its average trend is analysed for each geography, taking into account seasonal factors applicable to each economy.

3. Additional elements

Additional elements will be required when necessary because they have not been captured under the two previous elements. This includes, among others, the analysis of sectors most affected by the pandemic if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of clients cannot be identified individually.

With the elements indicated above, the Group evaluates in each of the geographical areas the evolution of the credit quality of its customers, for the purposes of their classification in the Group's financial statements.

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In terms of classification, the Group has generally maintained the criteria and thresholds for classification during the pandemic, incorporating the regulatory interpretations of the effect of moratoria on classification (in particular, the European Banking Authority's 'Guidelines on legislative and non-legislative moratoria on loan repayments applied in COVID-19 crisis'). In this way, moratoriums that meet the specifications of these guidelines are not considered as automatic indicators for identifying these contractual changes as forbearances or classifying them in stage 2. However, this does not exempt the rigorous application of IFRS9 in the monitoring of costumer credit quality and, using individual or collective analysis techniques, the timely detection of significant increases in risk in certain transactions or groups of transactions.

Details of the exposure by stage can be found in Note 5 in this interim condensed consolidated financial statement. This note shows the levels of provisions for the first six months, which amount to EUR 7,027 million, including the provisions to cover the impact to date on expected losses resulting from the pandemic.

- Liabilities and commitments for post-employment compensation and other obligations: considering the long-term nature of these commitments, the valuation and main hypothesis-setting criteria are maintained for recording and accounting for post-employment and long-term commitments except for Spain, which has updated its estimates with new mortality tables. On the other hand, eligible assets are quantified at market value and the reference discount rate to determine the value of the obligation continues to be the interest rate of corporate bonds with high credit ratings at the accounting reference date consistent with the duration of the obligations, although the high volatility of the spreads corresponding to said bonds in the last days of the first six months has been taken into account.
- Useful life of tangible and intangible assets: based on the type of Group's assets, there have been no significant changes in the estimates of useful life made at the end of 2019 due to COVID-19.
- Goodwill: The accounting standard (IAS 36) requires that a cash‑generating unit (“CGU”) to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the goodwill may be impaired.
The Group’s impairment test in respect of goodwill allocated to each CGU is performed annually. Nevertheless, a review for indicators of impairment is undertaken at each quarter-end. Having considered the reasons explained below, an interim impairment test has been performed at 30 June 2020 for all certain CGUs.
The standard establishes a minimum of indicators in assessing whether there is any indication, so even though there is still high uncertainty about how the crisis is going to impact the economies of some of our subsidiaries, the Group considers the circumstances described below as indications of impairment:
•Current changes in the economic environment where a decrease of the GDP is expected in most countries and its recovery will take 2 or 3 years. The evolution forecasted by the different national and international organisms for 2020 magnitudes such as GDP, unemployment rate, credit portfolios growth, etc. are negative and the recovery of these economies, will be less steep and at a slower pace than its fall.
•The uncertainty in the macroeconomic situation also causes higher expected returns, and market premiums increase significantly. As a result of the higher cost of capital, the discount rates applied to the cash flows are higher (rates reflect the risk associated to the current environment), which result in a lower value in use.
•Additionally, the Group is already observing budget deviations in some of the subsidiaries due to the current macroeconomic outlook, which also negatively affect the future cash flows.
Considering these trigger events, as of 30 June 2020 the Group has performed its impairment test. In relation with goodwill assessment (i.e. a potential reduction in its recoverable value to below its carrying amount), during the first six months of 2020 the Group recognised goodwill impairment losses amounting to EUR 10,100 million under the heading Impairment on non-financial assets, net - Intangible assets of the condensed consolidated income statement (see Note 8.a).
- Provisions and contingent liabilities: the Group's management, after its analysis, has concluded that there have been no significant changes in the estimates made at the end of the 2019 fiscal year in relation to the probability of the obligations that the Group has to meet at 30 June 2020 due to the situation produced to date by COVID-19.
- Market risk: the pressures observed in the financial markets during the first semester of 2020 did not have a significant impact in terms of valuation, impairment or allocation of levels for the Group's portfolios, considering, the typology of the Group's products, the low complexity of the portfolios, the decrease in volatility and credit spreads in the second quarter and the observability of the price sources used.

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There is currently no significant reduction in observables price from sources used for the valuation of financial instruments, although there is still some widening of the price ranges and some dispersion among the various contributors. Therefore, it has meant that no significant worsening of the observable conditions has been detected in the inputs used for the valuation of portfolio financial instruments, nor less access to price contributors and real market operations. Consequently, considering the composition of the Group's portfolios, the impact on the fair value hierarchy has been reduced and most markets and terms have maintained their classifications according to our observability and significance criteria. Given the low market complexity as a general rule of our portfolios, and despite certain increases in valuation adjustments to adequately reflect their fair value in a still volatile environment, there have been no significant reclassifications between levels. The Group continues to monitor the evolution of the markets, their liquidity and the observability conditions of the valuation inputs in order to apply the criteria established in the Group for the levelling of assets and liabilities measured at fair value.
The risk levels measured in terms of VaR for all Group's units are at historically low levels. During the first quarter of the year, and despite a general reduction in positions in a context of high volatility, there was a certain one-off increase in VaR as a result of the use of the Weighted VaR methodology, which assigns greater weight to the most recent market scenarios. However, the return to normal market conditions in recent months and the maintenance of reduced positions in most trading portfolios has enabled that at the end of the second quarter risk exposure is at historically low levels of approximately EUR 10 million (VaR 1d 99%).
- Deferred tax assets: the Group has reassessed the ability to generate future taxable income in relation to the recoverability of deferred tax assets recorded in the main Group companies. Management considers that the recovery period of these assets would not be affected and that it is not necessary to make adjustments to the deferred tax assets recognised in the Group on the basis of the results of the analyses performed, except in Spain, where the Group considers that the changes in the key assumptions on which the projected results of its tax group are based, arising from the impact of COVID-19 according to the circumstances described in the previous section related to goodwill, have resulted in the recognition of an impairment of EUR 2,500 million of deferred tax assets under tax income in the income statement, maintaining a maximum 15 year period of recoverability of the deferred tax assets recognised at 30 June 2020.
During the first six months ended 30 June 2020, there have been no additional significant changes in the estimates made at the end of 2019, other than those indicated in this interim financial information.
d)    Contingent assets and liabilities
Note 2.o to the Group's consolidated annual accounts for the year ended 31 December 2019 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2019 to the date of formal preparation of these interim financial statements.
e)   Comparative information
Based on the meeting held on 3 March 2020 by the International Financial Reporting Interpretations Committee (IFRIC), the Group changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of operations generated in Argentina, what has led to a reclassification of EUR -1,984 million at 1 January 2019 from “Other reserves” to “Other comprehensive income”, relating to the accrued amount of exchange rate differences arising from foreign operations in a hyperinflationary economy and the amount relating to the adjustment of the Argentine companies’ carrying costs reflecting the changes in the purchasing power of the currency due to inflation. For the purpose of its comparability, the Group has restated at 30 June 2020 and 31 December 2019, EUR -1,952 million and EUR -2,136 million, respectively. This change on its accounting policy and its consequent restatement between different equity items has no impact on the Group's total equity.
In order to interpret the changes in the balances with respect to 31 December 2019, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the year ended 31 December 2019) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2020: Mexican peso (-18.26%), US dollar (-0.20%), Brazilian real (-26.70%), Argentine peso (-15.19%), Pound sterling (-6.47%), Chilean peso (-8.38%) and Polish zloty (-4.20%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-7.45%), US dollar (2.11%), Brazilian real (-16.29%), Argentine peso (-13.66%), Pound sterling (1.25%), Chilean peso (-12.83%) and Polish zloty (-2.34%).
f)     Seasonality of the Group’s transactions
The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the first six months ended 30 June 2020.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the first six months ended 30 June 2020.

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h)    Events after the reporting period
From 1 July 2020 until the approval date of the interim financial statements for the first six months ended 30 June 2020, no significant events other than those indicated in the interim financial statements have occurred.

i)     Other information
United Kingdom Referendum
31 January 2020 the United Kingdom ceased to be a member of the European Union . The UK and the European Union agreed withdrawal terms which establish a transition period until 31 December 2020. During the transition period (i) the United Kingdom will be treated as if it were still a member of the European Union for trading purposes, (ii) European Union legislation will continue to apply in the United Kingdom and (iii) negotiations on a trade agreement will be conducted, as well as on the extent of legislative and regulatory convergence and regulatory cooperation. The European Union will also carry out regulatory equivalence assessments for financial services. Such assessments, even if positive, do not guarantee that equivalence will be granted. Although the withdrawal agreement foresees the possibility to extend the transition period for two more years after the 31 January 2020, this is not automatic and the United Kingdom has enshrined the 31 December 2020 date in local legislation passing the withdrawal agreement as the end of the transition period, signalling a current desire not to extend it.
Uncertainty remains around the terms of the United Kingdom´s relationship with the European Union at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the United Kingdom’s and Europe´s economic growth may be negatively impacted. At the end of the transition period, even if a trade agreement is entered into force and/or if equivalence is granted to certain areas of the United Kingdom’s financial services, contingency measures may still be necessary in certain economic or financial matters to avoid uncertainty and adverse economic effects and there will be some changes in the products and services that Santander United Kingdom can continue to offer into the European Economic Area (EEA) and to EEA residents or EEA incorporated entities. Where possible, Santander UK would look to service such EEA customers from Banco Santander, S.A. instead.
While the longer term effects of the United Kingdom’s anticipated withdrawal from the European Union are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term depending on its result, and could have adverse effect on the operations, financial situation and prospects of Santander UK, especially in the Retail and Commercial banking segments. We have identified a number of risks to Santander as a consequence of this uncertainty and the result of the withdrawal process, including the following:
Increased market volatility could have a negative impact on the Group´s cost of or access to funding, especially in an environment in which credit ratings are impacted, it could affect interest and currency exchange rates and the value of assets in our banking book or of securities held by the Group for liquidity purposes.
The Group in the UK is subject to significant regulation and supervision by the European Union. Although legislation has now been passed transferring the European Union regulations into United Kingdom law, there remains significant uncertainty as to the legal and regulatory environment in which the Group´s UK subsidiaries will operate when the transition period ends, and the basis on which cross-border financial business will take place after that date.
Furthermore, at the operational level, the Group's UK subsidiaries and other financial institutions may no longer be able to rely on the European cross-border framework for financial services and it is not clear what the alternative regime will be after Brexit. This uncertainty and the actions taken as a result of it, as well as the new or amended rules, could have significant adverse impacts on the Group's operations, profitability and business.
An adverse effect on the UK economy could have a negative impact on the Group's customers in that country. However, given the current uncertainty, the Group has continued to focus on perfecting the Brexit contingency plans.
The materialisation of one or more of the above risks would have a material adverse effect on the Group's operations, financial situation and prospects.
The Group considered these circumstances in the review of the goodwill assigned to Santander UK, which was impaired in 2020 and 2019 (see Note 8).

2.    Santander Group
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2019 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

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Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2019, 2018 and 2017.
The most significant transactions taking place during the first six months of 2020 or pending at 30 June 2020 are as follows:
Agreement for the acquisition of a significant stake in Ebury
On 28 April 2020, the investment in Ebury, one of the best payment and currency platforms for SMEs, announced on 4 November 2019, was completed. The transaction involved a total outlay of GBP 367 million (approximately EUR 410 million) of which GBP 70 million (approximately EUR 80 million) was for new shares to support the company's plans to enter new markets in Latin America and Asia. At 2019 year-end the Group had already acquired 6.4% of the company for GBP 40 million (approximately EUR 45 million). Following the disbursement made in April 2020, the Group is entitled to receive 50.38% of the dividends distributed by the company. This interest is recognised under "Investments in Joint Ventures and Associates - Associates" in the consolidated balance sheet.
Reorganization of the banking insurance business, asset management and pension plans in Spain
On 24 June 2019, Banco Santander, S.A. reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A.U. (“Banco Popular”) held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions, and pension plans through the Banco Popular network (the “Agreement”) whereby the Group held a 40% stake in the capital of Allianz Popular, S.L., classified as investments in joint ventures and associated entities for an overall amount of EUR 409 million on 31 December 2019.
The Agreement was executed on 15 January 2020 for the non-life business and on 31 January 2020 for the remaining businesses, once the regulatory authorisations were obtained in the first quarter of 2020. The execution of the Termination Agreement entailed the payment by Banco Santander of a total consideration of EUR 859 million (after deducting the dividends paid until the end of the operation) and the acquisition of the remaining 60% of the capital of Allianz Popular, S.L.
On July 10, 51% of the life-risk insurance business held by Banco Santander and 51% of the new General Insurance business from Banco Popular's network not transferred to Mapfre (in accordance with the agreement indicated below) was acquired by Aegon, valuing these businesses at a total of approximately EUR 557 million.
The total amount of the life-savings business, collective investment institutions and pension plans is EUR 711 million and has resulted in the recognition of EUR 271 million of goodwill.
In addition, under the agreement reached between Banco Santander and Mapfre on 21 January 2019, 50.01% of the car, commercial multi-risk, SME multi-risk and corporate liability insurance business in the whole of Banco Santander's network in Spain was acquired by Mapfre on 25 June 2019 for EUR 82 million.
3.    Shareholder remuneration system and earnings per share.
a)   Shareholder remuneration system
The cash remuneration paid by the Bank to its shareholders in the first six months of 2020 and 2019 was as follows:

	30-06-2020			30-06-2019
	% of par value	Euros per share	Amount (Million euros)	% of par value	Euros per share	Amount (Million euros)
Ordinary shares	—	—	—	26.00%	0.130	2,110
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	—	—	—	26.00%	0.130	2,110
Dividend paid out of profit	—	—	—	13.00%	0.065	1,055
Dividend paid with a charge to reserves or share premium	—	—	—	13.00%	0.065	1,055
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—

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Banco Santander, following the European Central Bank (ECB) recommendation urging financial institutions, given the uncertainty resulting from the COVID-19 emergency, to preserve capital by cancelling the payment of dividends against 2019 and 2020 earnings, decided to cancel the final dividend charged against 2019 earnings and hold a further general shareholders meeting, expected in October 2020, to consider a dividend payment if the uncertainties relating to the COVID-19 crisis are resolved.

The Group, even before the ECB’s announcement, had agreed to cancel the interim dividend charged against 2020 and suspend its decision on 2020 dividends until there was more clarity regarding the impact of the crisis. This decision was taken to ensure the Bank has as much flexibility as possible to allow it to maximise lending and support businesses and individuals affected by the COVID-19 pandemic.

With the current greater visibility and given the Bank's capital strength and the performance of underlying results, the Board intends to propose to the Shareholders' Meeting the payment of a scrip dividend (payable in new shares) equivalent to EUR 0.10 per share, for a total dividend equivalent to EUR 0.20 charged to 2019 results.

In addition, the Bank has accrued 6 basis points of CET1 capital in the quarter to allow the flexibility to pay a cash dividend against 2020 results, as soon as market conditions normalise and subject to regulatory approvals and guidance.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-06-2020	30-06-2019
Profit attributable to the Parent (million euros)	(10,798)	3,231
Remuneration of contingently convertible preference shares (million euros)	(278)	(298)
	(11,076)	2,933
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million euros)	—	—
Profit or Loss from continuing operations (PPC net) (million euros)	(11,076)	2,933
Weighted average number of shares outstanding	16,598,649,355	16,231,374,256
Basic earnings per share (euros)	(0.67)	0.18
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	(0.67)	0.18

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

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Accordingly, diluted earnings per share were determined as follows:

	30-06-2020	30-06-2019
Profit attributable to the Parent (million euros)	(10,798)	3,231
Remuneration of contingently convertible preference shares (million euros)	(278)	(298)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	(11,076)	2,933
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million euros)	—	—
Profit or Loss from continuing operations (PPC net) (million euros)	(11,076)	2,933
Weighted average number of shares outstanding	16,598,649,355	16,231,374,256
Dilutive effect of options/receipt of shares	40,016,222	41,832,881
Adjusted number of shares	16,638,665,577	16,273,207,137
Diluted earnings per share (euros)	(0.67)	0.18
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	(0.67)	0.18

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers
Note 5 to the Group’s consolidated annual accounts for the year ended 31 December 2019 details the remuneration and other benefits to members of the Bank’s Board of Directors and senior management in 2019 and 2018.
Following is a summary of the most significant data on the remunerations and benefits for the first six months ended 30 June 2020 and 2019:
Remuneration of members of the board of directors (1)

	Thousand euros
	30-06-2020	30-06-2019
Members of the board of directors: (2)(3)(4)(5)(6)(7)(8)(9)
Remuneration concept
Fixed salary remuneration of executive directors	2,859	3,459
Variable salary remuneration of executive directors	—	—
Directors fees	605	579
Bylaw-stipulated emoluments (annual emolument)	1,637	1,853
Other (except insurance premiums) (10)	1,416	3,354
Sub-total	6,517	9,245
Transactions with shares and/or other financial instruments	—	—
	6,517	9,245
(1)The notes to the consolidated annual accounts for 2020 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr Rodrigo Echenique ceased to be an executive director on 30 April 2019, being as of that date a non-executive director.
(3)Mr Sergio Rial is appointed as executive director since 30 May 2020.
(4)Mr Henrique de Castro is appointed as director since 17 July 2019.
(5)Ms Pamela Walkden is appointed as director since 29 October 2019.
(6)Mr Luis Isasi is appointed as director since 19 May 2020.
(7)Mr Carlos Fernández ceased to be a director on 28 October 2019.
(8)Mr Guillermo de la Dehesa ceased to be a director on 3 April 2020.
(9)Mr Ignacio Benjumea ceased to be a director on 30 May 2020.
(10)Includes the amount related to the post-contractual non-compete agreement received by Mr Rodrigo Echenique Gordillo as a consequence of having ceased his executive functions on 30 April 2019.

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Other benefits of members of the board of directors

	Thousand euros
	30-06-2020	30-06-2019
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	34	121
Pension funds and plans: Endowments and/or contributions (1)	1,010	1,001
Pension funds and plans: Accumulated rights (2)	79,015	77,153
Life insurance premiums	896	1,069
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during the first six months of 2020 and 2019 in respect of retirement pensions and complementary benefits for widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. It also includes for informational purposes the rights accumulated by Mr Rodrigo Echenique Gordillo, although these rights corresponded to Mr Echenique before his appointment as executive director. Additionally, former members of the board had at 30 June 2020 and 30 June 2019 rights accrued for this concept for EUR 56,778 thousands and EUR 68,201 thousands, respectively.
Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 June 2020 and 2019, excluding the executive directors:

	Thousand euros
	30-06-2020	30-06-2019
Senior management (1):
Total remuneration of senior management (2)	15,275	17,690
(1)  Remunerations and benefits for non-competition agreements received by members of senior management who, during the first six months ended 30 June 2020, had ceased their duties amount to EUR 2,822 thousands (30 June 2019: EUR 96 thousands).
(2)   The number of members of the Bank's senior management, excluding executive directors, is 17 as at 30 June 2020 (30 June 2019: 18).
The variable annual remuneration (or bonuses) received for fiscal year 2019, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2020 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	Thousand euros
	30-06-2020	30-06-2019
Senior management:
Pension funds: Endowments and / or contributions (1)	2,987	3,190
Pension funds: Accumulated rights (2)	55,229	71,237
(1)Corresponds to the allocations and/or contributions made during the first six months of 2020 and 2019 as retirement pensions.
(2)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 June 2020 and 30 June 2019 rights accumulated for this same concept for EUR 160,278 thousands and EUR 166,960 thousands, respectively.

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5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 June 2020 and 31 December 2019 is as follows, presented by the nature and categories for valuation purposes:

	Million euros
	30-06-2020
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	84,006
Equity instruments	7,782	3,317		2,228
Debt instruments	32,062	785	2,932	112,041	27,167
Loans and advances	295	1,800	88,436	8,291	949,131
Central Banks	—	—	4,862	—	12,161
Credit institutions	6	—	49,953	—	46,175
Customers	289	1,800	33,621	8,291	890,795
Total	124,145	5,902	91,368	122,560	976,298

143

	Million euros
	31-12-2019
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	63,397
Equity instruments	12,437	3,350		2,863
Debt instruments	32,041	1,175	3,186	118,405	29,789
Loans and advances	355	386	58,883	4,440	965,693
Central Banks	—	—	6,473	—	18,474
Credit institutions	—	—	21,649	—	40,943
Customers	355	386	30,761	4,440	906,276
Total	108,230	4,911	62,069	125,708	995,482
Following is the gross exposure of financial assets subject to impairment stages at 30 June 2020 and 31 December 2019:

	Million euros
	30-06-2020				31-12-2019
	Impairment value correction				Impairment value correction
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	120,256	89	6	120,351	122,469	387	6	122,862
Debt instruments	112,005	42	6	112,053	118,023	387	6	118,416
Loans and advances	8,251	47	—	8,298	4,446	—	—	4,446
Central Banks	—	—	—	—	—	—	—	—
Credit institutions	—	—	—	—	—	—	—	—
Customers	8,251	47	—	8,298	4,446	—	—	4,446
Financial assets at amortised cost	908,760	58,613	31,558	998,931	934,475	50,535	32,479	1,017,489
Debt instruments	26,916	79	442	27,437	29,552	59	641	30,252
Loans and advances	881,844	58,534	31,116	971,494	904,923	50,476	31,838	987,237
Central Banks	12,161	—	—	12,161	18,474	—	—	18,474
Credit institutions	46,184	—	1	46,185	40,956	—	1	40,957
Customers	823,499	58,534	31,115	913,148	845,493	50,476	31,837	927,806
Total	1,029,016	58,702	31,564	1,119,282	1,056,944	50,922	32,485	1,140,351

On 30 June 2020, the Group has EUR 622 million (EUR 706 million on 31 December 2019) of exposure in impaired assets purchased with impairment, which mainly correspond to the business combinations carried out by the Group.

144

b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the first six months ended 30 June 2020 and 2019, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	Million euros
	30-06-2020	30-06-2019
Balance as at beginning of period	22,713	23,945

Impairment losses charged to income for the period	7,441	5,199
Of which:
Impairment losses charged to income	12,616	9,697
Impairment losses reversed with a credit to income	(5,175)	(4,498)
Write-off of impaired balances against recorded impairment allowance	(5,183)	(6,246)
Exchange differences and other	(1,716)	434

Balance as at end of period	23,255	23,332

Of which, relating to:
Impaired assets	13,571	15,110
Other assets	9,684	8,222

Of which:
Individually calculated	3,358	4,983
Collectively calculated	19,897	18,349
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" as at 30 June 2020:

	Million euros
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,835	4,474	13,933	22,242
Transfers between stages	(722)	694	2,622	2,594
Net changes of the exposure and modifications in the credit risk	2,328	(327)	2,911	4,912
Write-offs	—	—	(5,057)	(5,057)
Exchange differences and other	(333)	(290)	(1,093)	(1,716)
Carrying amount as of 30 June 2020	5,108	4,551	13,316	22,975
Previously written-off assets recovered during the first six months of 2020 and 2019 amount to EUR 543 million and to EUR 837 million, respectively. In addition, an amount of EUR 129 million has been recognized in the account for losses due to renegotiation or contractual modification. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 7,027 million and EUR 4,362 million, respectively.

145

c)    Impaired assets of financial assets at amortised cost portfolio
The movement produced, during the first six months ended 30 June 2020 and 2019, in the balance of financial assets classified at amortised cost and considered doubtful by reason for the credit risk is as follows:

	Million euros
	30-06-2020	30-06-2019
Balance as at beginning of period	33,184	35,091
Net additions	5,586	4,581
Written-off assets	(5,183)	(6,246)
Exchange differences and other	(1,407)	343
Balance as at end of period	32,180	33,769

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
d)    Guarantees received
Following is the breakdown of the value of the guarantees received to ensure the collection of the financial assets that comprise the heading of financial assets at amortized cost, distinguishing between real guarantees and other guarantees as of 30 June 2020 and 31 December 2019:

	Million euros
	30-06-2020	31-12-2019
Real guarantees value	543,675	556,206
Of which: non-performing risks	12,481	12,719
Other guarantees value	67,185	51,221
Of which: non-performing risks	932	1,225
Total value of the guarantees received	610,860	607,427
e)     Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 30 June 2020 and 31 December 2019:

	Million euros			Million euros
	30-06-2020			31-12-2019
	Carrying amount	Fair value		Carrying amount	Fair value
Loans and advances	949,131	960,074	Loans and advances	965,693	975,523
Debt instruments	27,167	27,762	Debt instruments	29,789	30,031
ASSETS	976,298	987,836	ASSETS	995,482	1,005,554

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2019.

146

6.    Non-current assets held for sale
The detail, by nature, of the Group’s non-current assets held for sale at 30 June 2020 and 31 December 2019 is as follows presented by nature:

	Million euros
	30-06-2020	31-12-2019
Tangible assets	4,636	4,588
Of which:
Foreclosed assets	4,363	4,485
Of which: Property assets in Spain	3,718	3,667
Other tangible assets held for sale	273	103
Other assets	283	13
	4,919	4,601

On 30 June 2020, the allowance that covers the value of the foreclosed assets represents the 49% (31 December 2019: 49%). The charges recorded in the first six months of 2020 and 2019 amounted to EUR 167 million and EUR 160 million, respectively, and the recoveries undergone during those periods amount to EUR 19 million and EUR 32 million, respectively.

7.   Tangible assets
a)   Changes in the period
In the first six months of 2020 and 2019, tangible assets (rights of use are not included) were acquired for EUR 2,538 million and EUR 4,053 million, respectively.
Also, in the first six months of 2020 and 2019 tangible asset items were disposed of with a carrying amount of EUR 848 million and EUR 1,004 million respectively, giving rise to a net gain of EUR 27 million and EUR 30 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 June 2020 and 2019, the Group did not have any significant commitments to purchase property, plant and equipment items.
c) Operating leasing rights
As of 30 June 2020, the Group has tangible assets under lease for the amount of EUR 4,541 million (EUR 5,051 million at 31 December 2019).

147

8.    Intangible assets
a) Goodwill
The detail of Intangible Assets - Goodwill at 30 June 2020 and 31 December 2019, based on the cash-generating units giving rise thereto, is as follows:

	Million euros
	30-06-2020	31-12-2019
Banco Santander (Brasil)	3,216	4,388
SAM Investment Holdings Limited (*)	1,444	1,173
Santander Consumer Germany	1,236	1,236
Santander Bank Polska	1,133	2,427
Santander Portugal	1,040	1,040
Santander España	1,027	1,027
Santander Consumer USA	986	2,143
Santander Bank, National Association	647	1,828
Santander UK	584	7,147
Banco Santander Chile	540	589
Grupo Financiero Santander (Mexico)	426	460
Santander Consumer Nordics	210	496
Other entities	106	292
Total Goodwill	12,595	24,246
(*) The increase in 2020 arises from the repurchase of the pension plan and collective investment institution business from Banco Popular Español, S.A.U. to the Allianz Group (see Note 2).

As mentioned in Note 1.c, the accounting standard (IAS 36) requires that a cash‑generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired.
In the second quarter of 2020, having considered the updated economic and business environment resulting from COVID-19, the current market conditions and the existing economic uncertainty, an interim impairment test was performed as of 30 June 2020 for certain CGUs. As a result, the Group recognised EUR 10,100 million of goodwill impairment mainly related to the following CGUs: Santander UK, Santander Bank Polska, Santander Consumer USA, Santander Bank, National Association and Santander Consumer Nordics. In addition, during the first six months of 2020, goodwill decreased by EUR 1,897 million due to exchange differences (see Note 11).
Impairment resulted from a combination of factors, including those related to COVID-19, and mainly the updated macroeconomic outlook which caused the Group to project lower earnings in some units but also reduce perpetual growth rate assumptions and increased discount rates used to estimate the value in use of such CGUs. Such impairment was recorded during the first six months of 2020 under the heading Impairment or reversal of impairment on non-financial assets, net -Intangible assets of the consolidated profit and loss account.

148

The changes in goodwill were as follows:

Million euros
2020
Balance at beginning of year	24,246
Additions	346
Of which:
SAM Investment Holdings Limited (Note 2)	271
Impairment losses	(10,100)
Of which:
Santander UK	(6,101)
Santander Bank Polska	(1,192)
Santander Consumer USA	(1,153)
Santander Bank, National Association	(1,177)
Santander Consumer Nordics	(277)
Disposals or changes in scope of consolidation	—
Exchange differences and other items	(1,897)
Balance at end of period	12,595

Following is a detail of the main assumptions which has been taken into account for determine the recoverable amount as of 30 June 2020 of the most significant cash-generating units which were valued using the discounted cash flow method and those used in 2019 year-end for comparison purposes:

	30-06-2020		31-12-2019
	Discount rate (*)	Nominal perpetual growth rate	Discount rate (*)	Nominal perpetual growth rate
Santander UK	9.4%	2.3%	8.5%	2.5%
Santander Bank Polska	10.2%	3.5%	9.2%	3.5%
Santander Consumer USA	10.6%	1.5%	9.5%	1.5%
Santander Bank, National Association(**)	10.7%	2.5%	9.6%	3.6%
Santander Consumer Nordics	9.9%	2.0%	8.6%	2.5%
(*) Post-tax discount rate.
(**) Weighted information of the main hypotheses of the segments that are allocated within the goodwill.

For other significant CGUs where goodwill is not impaired as of 30 June 2020, the Group performs a sensitivity analysis, given the degree of uncertainty of certain assumptions, using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +50 basis points and the perpetual growth rate by -50 basis points. Such sensitivity analysis was performed for other significant CGUs and considering reasonable changes in these key assumptions the value in use of all the cash-generating units still exceeds their recoverable amount. In addition, the Group analysed the recoverable amount of Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) which is calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at 30 June 2020. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensitivity analysis available to the managers of the Bank, during the first six months of 2020 the Group recognised goodwill impairment losses amounting to EUR 10,100 million (no impairment during the six month period ending 30 June 2019) under the heading Impairment or reversal of impairment on non-financial assets, net -Intangible assets of the consolidated profit and loss account. Goodwill is deducted from the CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.

Note 17 to the consolidated annual accounts for the year ended 31 December 2019 includes detailed information on the procedures followed by the Group to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.

149

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of the Group's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 June 2020 and 31 December 2019, presented by nature and categories for valuation purposes:

	Million euros
	30-06-2020			31-12-2019
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	84,202			63,016
Short Positions	13,498			14,123
Deposits	—	55,233	999,700	—	57,111	942,417
Central banks	—	9,702	103,445	—	12,854	62,468
Credit institutions	—	9,185	85,769	—	9,340	90,501
Customer	—	36,346	810,486	—	34,917	789,448
Debt instruments	—	4,386	254,398	—	3,758	258,219
Other financial liabilities	—	—	29,483	—	126	30,109
Total	97,700	59,619	1,283,581	77,139	60,995	1,230,745

b)   Information on issues, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	Million euros
	30-06-2020	31-12-2019
Bonds and debentures outstanding	206,241	208,455
Subordinated	20,477	20,878
Promissory notes and other securities	32,066	32,644
Total debt instruments issued	258,784	261,977

The detail, at 30 June 2020 and 2019, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2020 and 2019:

	Million euros
	30-06-2020
	Opening balance at 01-01-20	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-06-20
Bonds and debentures outstanding	208,455	—	39,109	(36,749)	(4,574)	206,241
Subordinated	20,878	—	1,853	(1,615)	(639)	20,477
Bonds and debentures outstanding and subordinated liabilities issued	229,333	—	40,962	(38,364)	(5,213)	226,718

150

	Million euros
	30-06-2019
	Opening balance at 01-01-19	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-06-19
Bonds and debentures outstanding	195,498	—	32,105	(26,713)	1,574	202,464
Subordinated	23,676	—	1,056	(3,502)	47	21,277
Bonds and debentures outstanding and subordinated liabilities issued	219,174	—	33,161	(30,215)	1,621	223,741

On 12 March 2020, Banco Santander, S.A. redeemed in advance and on a voluntary basis the total amount of Contingent Convertible Tier 1 Preferred Securities Series I/2014 for a total nominal amount of EUR 1,500 million.
In January 2020, Banco Santander, S.A. issued a number of preferred shares, contingently convertible into newly issued ordinary shares of the Bank (the “CCPP”), excluding the pre-emptive subscription right of its shareholders and for a nominal amount of EUR 1,500 million (the “Issue” and the “CCPP”).
The Issue was at par and the remuneration of the CCPS, whose payment is subject to certain conditions and is also discretionary, was fixed at 4.375% per annum for the first six years, thereafter being reviewed every five years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.
In April 2019, Banco Santander, S.A. announced that it had agreed to proceed with the voluntary early redemption of all outstanding Tier 1 Contingent Convertible Preferred Participations Series II/2014 with a total nominal amount of USD 1,500 million (EUR 1,345 million) traded on the Irish Stock Exchange market.
On 8 February 2019, Banco Santander, S.A. issued USD 1,200 million (EUR 1,056 million) of CCPP. The remuneration of the issuance, whose payment is based on certain conditions and is also discretionary was set at 7.50% per annum, payable on a quarterly basis for the first seven years (thereafter being reviewed by applying a margin of 498.9 basis point on the Mid-Swap Rate).
c)    Other issues guaranteed by the Group
At 30 June 2020 and 2019, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by the Bank or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which the Group’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 June 2020 and 31 December 2019:

	Million euros
	30-06-2020		31-12-2019
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	999,700	999,832	942,417	942,397
Debt instruments	254,398	262,128	258,219	266,784
Liabilities	1,254,098	1,261,960	1,200,636	1,209,181

Additionally, Other Financial Liabilities are accounted for EUR 29,483 million and EUR 30,109 million euros as of 30 June 2020 and 31 December 2019, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2019, other than those mentioned in these interim financial statements.

10.   Provisions

151

a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from 31 December 2019 to 30 June 2020, is mainly due to payments for benefits in the first semester as well as the reduction of EUR 326 million partially due to the post-employment obligations assumed by the Group in Spain, as a result of the option offered to certain beneficiaries to anticipate the collection of lifetime pensions in the form of a single or deferred payment for up to 5 years, and to exchange rate changes (decrease in the Brazilian real). This negative change in the heading is partially offset by higher net actuarial losses as a result of changes in actuarial assumptions (see Note 11.c).

152

b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 June 2020 and at 31 December 2019 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Million euros
	30-06-2020	31-12-2019
Provisions for taxes	581	759
Provisions for employment-related proceedings (Brazil)	591	776
Provisions for other legal proceedings	1,169	1,522
Provision for customer remediation	674	725
Regulatory framework-related provisions	21	67
Provision for restructuring	638	641
Other	896	1,018
	4,570	5,508
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.
The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular Español, S.A.U. floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.
The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.
Qualitative information on the main litigation is provided in Note 10.c.
Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The changes in provisions arising from civil contingencies and legal nature are disclosed in this note.

153

The main changes in provisions in the first six months of 2020 are as follows:
Regarding the provisions for labor processes and others of a legal nature, Brazil has charged EUR 104 million and EUR 78 million, respectively, using provisions of EUR 82 million and EUR 55 million, respectively, and the rest of the deviation is due to currency depreciation.
Regarding the provisions arising for customer remediation the United Kingdom has set aside EUR 6 million. On the other hand, EUR 43 million has been used in the United Kingdom. Additionally, EUR 14 million has been set aside in Poland to cover the mortgage portfolio in CHF in the first half of the year.
Regarding in provisions constituted by regulatory framework, EUR 45 million in the first six months in United Kingdom has been used (Bank Levy and FSCS). In addition, EUR 64 million have been charged and paid in the first six months in Poland.
In addition, in the provisions for restructuring, the United Kingdom has set aside EUR 39 million, EUR 7 million in Poland and EUR 21 million in Consumer Group. This increase is partially offset by the use of EUR 39 million and EUR 92 million in the United Kingdom and Spain, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 30 June 2020 the main tax-related proceedings concerning the Group were as follows:
-   Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
-    Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
-     Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss
-   In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. In June 2019 this action has been dismissed, and the resolution has been appealed to the higher court. There is a provision recognised for the estimated loss.
-    In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
-     In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

154

- Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
- Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.
- Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits related to tax legal obligations or with probable loss risk is approximately EUR 850 million, fully provisioned, and the total amount for tax litigation with possible loss risk is approximately EUR 3,047 million.
- Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The dismissal of this appeal would not have effect on equity.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.
ii. Non-tax-related proceedings
At 30 June 2020, the main non-tax-related proceedings concerning the Group were as follows:
- Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 30 June 2020, the remaining provision for PPI redress and related costs amounted to GBP 151 million (EUR 166 million) (2019: GBP 189 million (EUR 222 million)). There was no additional provision in the first semester of 2020.
Given the passing of the Financial Conduct Authority’s deadline of 29 August 2019 for PPI complaints, the level of judgment required by management in determining appropriate assumptions has reduced. At 30 June 2020, the key assumptions in calculating the provision were around the estimated PPI penetration of August complaints.
The uphold rates are informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogenous population.
Cumulative complaints from the inception of the PPI complaints process to 30 June 2020, regardless of the likelihood of Santander UK plc incurring a liability, were 4.5 millions. This includes 290,000 that were still being reviewed. Future expected complaints were 8,000. In addition, there are legal claims being made by Claims Management Companies challenging the FCA's industry guidance on the treatment of Plevin/recurring non-disclosure assessments.
The provision for conduct remediation recognised represents management’s best estimate of Santander UK plc’s liability in respect of mis-selling of PPI policies.
-     Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Mobiliaria Monesa, S.A. (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has filed a claim against Delforca seeking the Bank's recognition of its right to receive the credit. At 30 June 2020, the risk is considered remote. The Bank has not recognised any provisions in this connection.

155

-    Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander (Brasil) S.A., as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. A rescission action was brought to revert the decision in the main proceedings and suspend procedural enforcement. The external legal advisor of the Bank has classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).
-     “Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from May 2018.
On May 29, 2020, the Supremo Tribunal Federal approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the "Collor I Plan". The provisions recorded for the economic plan processes are considered to be sufficient.
-   Floor clauses (“cláusulas suelo”): in consequence of the acquisition of Banco Popular Español, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 402 million provisions have been used by the Group (EUR 238 million in 2017, EUR 119 million in 2018 and EUR 45 million in 2019) mainly for refunds as a result of the extrajudicial process mentioned above. As of 30 June 2020, the amount of the Group's provisions in relation to this matter amounts to EUR 80 million (31 December 2019: EUR 80 million).
-   Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3 of the 2019 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U..

At this stage, it is not possible to foresee the total number of claims that could be filed by the former holders of shares and capital instruments (arising from the acquisition by investors of such shares and capital instruments of Banco Popular Español, S.A.U. prior to resolution, including in particular, without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), and their economic implications (especially considering that the decision to resolve in application of the new regulation has no precedent, and that it may be possible that future claims do not specify a specific amount, put forward new legal interpretations or involve a large number of parties).
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognised in 2017 amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The provisions recorded are considered sufficient to cover the risks associated with the court claims currently being dealt with. However, if additional amounts have to be paid for claims already raised with an undetermined economic interest or for new claims, this could have a significant adverse effect on the Santander Group's results and financial situation.

156

Likewise, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with pre-emptive subscription rights carried out by Banco Popular in 2016; And (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 15 January 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on 28 September 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The decision was appealed and on 30 April 2019, the Spanish National Court ruled in favor of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court who have rejected the appeal. In this procedure, Banco Santander has the status of possible subsidiary civil liability.
-    German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. According to the state of the investigations, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in relation to the potential imposition of financial penalties.
- Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. These states serve on behalf of a group of 33 state Attorneys General. The subpoenas and CIDs contained broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of non prime vehicle loans. SC responded to these requests within the deadlines specified and has otherwise cooperated with the Attorneys General with respect to this matter. On 19 May 2020, SC entered into settlements with all the attorneys general resolving this investigation. SC is fully reserved for the settlement.
-     Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of 30 June 2020, Santander Securities LLC (SSLLC) had received 764 FINRA arbitration cases related to Puerto Rico Bonds issued by public and public related entities, as well as Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract, unsuitability, over-concentration of the investments and failure to supervise. There were 346 arbitration cases that remained pending as of 30 June 2020.
As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods. The provisions recorded for these matters are considered sufficient.
- IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the “Índice de Referencia de Préstamos Hipotecarios” known as “IRPH” which, at the time the contracts were entered into, served as reference rate for many mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter was referred to the Court of Justice of the European Union through a preliminary ruling procedure. On 3 March 2020 the CJUE rendered its decision.
The CJUE ruled that, being the IRPH a valid index, national courts are entitled to examine its use on each particular contract in order to verify whether the transparency requirements have been met. When carrying out the transparency control, national courts have to take into account all the circumstances surrounding the conclusion of the particular contract, including whether essential information relating to the calculation of that rate was easily accessible and the provision of data relating to past fluctuations of the index. Finally, with regard to the effects of nullity of an IRPH index clause, the CJUE entitles national courts to substitute it with another statutory index, thus not declaring the nullity of the whole contact.
While the uncertainty regarding the effects of the CJUE judgment remain, it is expected that national courts will follow the case-law set by the Spanish Supreme Court in 2017. Therefore, it is not possible still to estimate the potential exposure. Currently, the balance of the relevant mortgage loans held by us equals approximately EUR 3,254 million.
- Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. has answered to the complaint. In this answer, it is stated that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. The proceeding is ongoing.

157

- CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a lawsuit against an unrelated bank in Poland, with regards to unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In that case, the court may only integrate the contract with default provisions of national law and decide, in accordance with those provisions, on the applicable rate.
As at 30 June 2020, the Group has a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 10,114 million (EUR 2,276 million).
In 2019 the Group (Santander Bank Polska S.A. and Santander Consumer Bank S.A.) in Poland created PLN 173 million (EUR 40.9 million) provision for CHF. On June 2020, the provision was increased by PLN 63.2 million (EUR 14.2 million).This provision represents the best estimate to date given the difficulty to predict the financial impact, as, it is for national courts to decide the relevant issues.
The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.
With the information available to it, the Group considers that, at 30 June 2020, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.
11.   Equity
In the first six months ended 30 June 2020 and 2019 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
As of 30 June 2020 and 31 December 2019, the Bank's capital stock was represented by 16,618,114,582 shares, with a nominal amount of EUR 8,309 million, in both dates.
b) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	Million euros
	30-06-2020	31-12-2019 (*)
Other comprehensive income accumulated	(30,637)	(24,168)
Items not reclassified to profit or loss	(5,010)	(4,288)
Actuarial gains or losses on defined benefit pension plans	(4,756)	(4,764)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(6)	1
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(257)	514
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair valuewith changes in other comprehensive income (hedged item)	166	44
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(166)	(44)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	9	(39)
Items that may be reclassified to profit or loss	(25,627)	(19,880)
Hedge of net investments in foreign operations (effective portion)	(2,940)	(5,464)
Exchange differences	(25,450)	(16,701)
Hedging derivatives (effective portion)	846	300
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,465	2,321
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(548)	(336)
(*) See Note 1.e.

158

c) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the condensed consolidated statement of recognised income and expense.
During the first six months of 2020, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 204 million. The main impacts are:
•Increase of EUR 437 million in the accrued actuarial losses relating to the Group's businesses in the United Kingdom, mainly due to the change in the discount rate (decrease from 2.11% to 1.44%).
•Decrease of EUR 267 million in the accrued actuarial losses relating to the Group's businesses in the Brazil, mainly due to the change in the discount rate (increase from 7.05% to 7.46%, for pension plans and from 7.22% to 7.78% for medical plans).
•Increase of EUR 43 million in the accrued actuarial losses relating to the Group's businesses in the Spain, due to the change in the mortality tables, which has been partially offset by demographic gains.
The remaining variation in the accrued actuarial gains and losses heading represents a decrease of EUR 417 million, as a result of the evolution of exchange rates, mainly in the depreciation of the Brazilian real and other effects.
d) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2020 under “Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer”:

	Million euros
	30-06-2020				31-12-2019
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	20	(794)	(774)	141	21	(445)	(424)	184
International
Rest of Europe	62	(74)	(12)	308	68	(72)	(4)	379
United States	15	(3)	12	43	15	(3)	12	44
Latin America and rest	524	(7)	517	1,736	934	(4)	930	2,256
	621	(878)	(257)	2,228	1,038	(524)	514	2,863
Of which:
Listed	525	(42)	483	1,756	936	(14)	922	2,283
Unlisted	96	(836)	(740)	472	102	(510)	(408)	580

159

e) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first six months of 2020, recorded in the statement of income and expenses recognised as a consolidated summary, reflects the impact of the evolution of currencies in the year, as a consequence of the generalized depreciation of the main currencies (see Note 1.e).
From this variation, a loss of EUR 1,897 million corresponds to the valuation at the closing exchange rate of goodwill of the six months (see Note 8).
f) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2020 and 31 December 2019 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Million euros
	30-06-2020				31-12-2019
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government and central banks debt instruments
Spain	862	—	862	23,167	947	(2)	945	32,413
Rest of Europe	792	(69)	723	17,993	664	(38)	626	19,052
Latin America and rest of the world	893	(119)	774	51,697	839	(121)	718	51,284
Private-sector debt instruments	156	(50)	106	27,475	81	(49)	32	20,096
	2,703	(238)	2,465	120,332	2,531	(210)	2,321	122,845

12.   Segment information (Primary segment)
For Group management purposes, the primary level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the Corporate Center. The operating areas are: Europe, South America, North America and Santander Global Platform.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the first six months ended 30 June 2020 and 2019.
This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

160

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the first six months ended 30 June 2020 and 2019:

	Million euros
	Revenue from ordinary activities		Profit		Profit before taxes
Segment	30-06-2020	30-06-2019	30-06-2020	30-06-2019	30-06-2020	30-06-2019
Europe	13,912	16,190	1,075	2,354	1,748	3,549
North America	8,293	8,768	617	889	883	1,594
South America	12,893	14,420	1,383	1,961	2,465	3,661
Santander Global Platform	95	61	(41)	(51)	(67)	(70)
Corporate Centre	175	(101)	(1,126)	(1,108)	(1,188)	(1,155)
Underlying Profit	35,368	39,338	1,908	4,045	3,841	7,579
Adjustments	—	—	(12,706)	(814)	(10,251)	(1,048)
Statutory Profit	35,368	39,338	(10,798)	3,231	(6,410)	6,531
Explanation of adjustments:
In the first six months of 2020, an adjustment to goodwill arising from the Group´s acquisitions of EUR -10,100 million is included together with the valuation of tax assets adjustment of EUR -2,500 million, as well as restructuring and other costs of EUR -106 million: EUR -55 million in the United Kingdom, EUR -28 million in Santander Consumer Finance, EUR -10 million in Poland and EUR -13 million in Other Europe.
In the first six months of 2019, the capital gains obtained from the sale of 51% of our stake in the Argentine company Prisma Medios de Pago S.A. were accounted for and the revaluation of the remaining 49%, EUR 150 million), capital losses related to the sale of real estate assets in Spain, EUR -180 million, and restructuring costs in the United Kingdom, Poland and Spain, EUR -704 million and EUR -80 million impact in PPI contributions in the United Kingdom.

13.   Related parties
The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2020 and 2019, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	Million euros
	30-06-2020
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	4	—	4
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	15	—	15
	—	—	19	—	19
Income:
Finance income	—	—	58	—	58
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	548	—	548
	—	—	606	—	606

161

	Million euros
	30-06-2020
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	(324)	(8)	(333)
Financing agreements: loans and capital contributions (borrower)	—	(14)	148	30	164
Guarantees provided	—	—	(1)	—	(1)
Guarantees received	—	—	—	—	—
Commitments acquired	—	(1)	(83)	5	(79)
Dividends and other distributed profit	—	—	—	—	—
Other transactions	—	—	(1,010)	—	(1,010)

	Million euros
	30-06-2020
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	25	7,588	96	7,709
Other collection rights	—	—	769	—	769
	—	25	8,357	96	8,478
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	24	2,776	85	2,885
Other payment obligations	—	—	93	—	93
	—	24	2,869	85	2,978

	Million euros
	30-06-2019
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	1	—	1
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	13	—	13
	—	—	14	—	14
Income:
Finance income	—	—	46	—	46
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	490	—	490
	—	—	536	—	536

162

	Million euros
	30-06-2019
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	617	(6)	611
Financing agreements: loans and capital contributions (borrower)	—	—	289	12	301
Guarantees provided	—	—	(21)	—	(21)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	75	(24)	51
Dividends and other distributed profit	—	5	—	20	25
Other transactions	—	—	—	—	—

	Million euros
	31-12-2019
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	26	7,911	104	8,041
Other collection rights	—	—	1,747	0	1,747
	—	26	9,658	104	9,788
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	53	2,628	57	2,738
Other payment obligations	—	—	61	—	61
	—	53	2,689	57	2,799

14   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Million euros
	30-06-2020	31-12-2019
Loan commitments granted	228,767	241,179
Of which doubtful	280	352
Financial guarantees granted	12,166	13,650
Of which doubtful	141	154
Bank sureties	12,144	13,620
Credit derivatives sold	22	30
Other commitments granted	78,654	68,895
Of which doubtful	611	747
Other granted guarantees	33,412	33,890
Other	45,242	35,005

163

The breakdown of the off-balance sheet exposure and impairment on 30 June 2020 and 31 December 2019 by impairment stages is EUR 311,447 million and EUR 316,116 million of exposure and EUR 378 million and EUR 417 million of impairment in stage 1, EUR 7,108 million and EUR 6,355 million of exposure and EUR 134 million and EUR 145 million of impairment in stage 2, and EUR 1,032 million and EUR 1,253 million of exposure and EUR 154 million and EUR 177 million of impairment in stage 3, respectively.

15.   Average headcount and number of branches
The average number of employees at the Bank and the Group, by gender, in the first six months ended 30 June 2020 and 2019 is as follows:

Average headcount
	Bank		Group
	30-06-2020	30-06-2019	30-06-2020	30-06-2019
Men	13,942	16,240	88,763	91,609
Women	12,681	13,739	106,398	110,789
	26,623	29,979	195,161	202,398

The number of branches at 30 June 2020 and 31 December 2019 is as follow:

Number of branches
	Group
	30-06-2020	31-12-2019
Spain	3,272	3,286
Foreign	8,575	8,666
	11,847	11,952

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 June 2020 and 31 December 2019, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Million euros
	30-06-2020			31-12-2019
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	40,627	83,518	124,145	44,581	63,649	108,230
Non-trading financial assets mandatorily at fair value through profit or loss	1,528	4,374	5,902	1,530	3,381	4,911
Financial assets at fair value through profit and loss	2,374	88,994	91,368	2,572	59,497	62,069
Financial assets at fair value through other comprehensive income	94,646	27,914	122,560	103,089	22,619	125,708
Hedging derivatives (assets)	—	11,999	11,999	—	7,216	7,216
Financial liabilities held for trading	11,707	85,993	97,700	9,781	67,358	77,139
Financial liabilities designated at fair value through profit or loss	2,129	57,490	59,619	1,484	59,511	60,995
Hedging derivatives (liabilities)	—	6,583	6,583	—	6,048	6,048
Liabilities under insurance contracts	—	2,246	2,246	—	739	739

164

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt instruments, private-sector debt instruments, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in some cases, they use significant inputs not observable in market data (Level 3).
In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first six months of 2020, the Group did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2019.
As of 30 June 2020, the CVA (Credit Valuation Adjustment) accounted for was EUR 477.4 million (an increase of 75.5% compared to 31 December 2019 year end) and adjustments of DVA (Debt Valuation Adjustment) was EUR 250.1 million (46.2% compared to 31 December 2019). During the last quarter the main credit spreads were reduced by almost 30% although the markets still reflect levels much higher than those at the start of the COVID-19 pandemic.

165

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 30 June 2020 and 31 December 2019:

	Million euros		Million euros
	Fair values calculated using internal models at 30-06-2020(*)		Fair values calculated using internal models at 31-12-2019 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	207,898	8,901	149,711	6,651
Financial assets held for trading	82,851	667	63,051	598
Credit institutions	6	—	—	—	Present value method	Yield curves, FX market prices
Customers (**)	289	—	355	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	692	42	760	65	Present value method	Yield curves, FX market prices
Derivatives	81,864	625	61,936	533
Swaps	67,644	164	51,594	182	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,157	8	469	8	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,443	264	3,073	177	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	760	—	190	—	Present value method	Yield curves, FX market prices
Index and securities options	1,781	142	1,164	95	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity.
Other	7,079	47	5,446	71	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others.
Hedging derivatives	11,999	—	7,216	—
Swaps	9,305	—	6,485	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	27	—	25	—	Black-Scholes Model	Yield curves, FX maket prices, Volatility surfaces, Liquidity
Other	2,667	—	706	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,886	2,488	1,780	1,601		Yield curves, FX and EQ market prices, Others
Equity instruments	1,235	555	1,272	550	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	638	145	498	675	Present value method	Yield curves
Loans and receivables (**)	13	1,788	10	376	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	88,456	538	58,833	664
Central banks	4,862	—	6,474	—	Present value method	Yield curves, FX market prices
Credit institutions	49,791	162	21,598	50	Present value method	Yield curves, FX market prices
Customers (****)	33,598	23	30,729	32	Present value method	Yield curves, FX market prices, HPI
Debt instruments	205	353	32	582	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	22,706	5,208	18,831	3,788
Equity instruments	102	295	98	407	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	19,084	142	17,486	188	Present value method	Yield curves, FX market prices
Loans and receivables	3,520	4,771	1,247	3,193	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	151,391	921	132,582	1,074
Financial liabilities held for trading	85,717	276	67,068	290
Central banks	—	—	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	—	—	Present value method	Yield curves, FX market prices
Derivatives	82,360	276	61,789	290
Swaps	66,566	111	49,927	115	Present value method, Gaussian Copula (***)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	1,134	1	658	1	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidit
Interest rate options	4,831	53	4,291	34	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,990	95	1,309	88	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	936	4	20	2	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others.
Other	6,903	12	5,584	50	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	3,357	—	5,279	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,583	—	6,048	—
Swaps	5,887	—	4,737	—	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	12	—	10	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	684	—	1,301	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	56,845	645	58,727	784	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	2,246	—	739	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

166

(*) The internal models of Level 2 implement figures based on the parameters observed in the market, while Level 3 internal models uses significant inputs that are not observable in market data.
(**) Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes credit risk derivatives with a negative net fair value of EUR 0 and EUR 6 million recognised in the interim condensed consolidated balance sheet 30 June 2020 and 31 December 2019. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(****) Includes residential mortgages to financial institutions in the United Kingdom (which are regulated and partly financed by the Government). The fair value of these loans has been obtained using observable market variables, including current market transactions of similar amount and guarantees provided by the UK Housing Association. Given that the Government is involved in these entities, credit risk spreads have remained stable and homogeneous in this sector. The results arising from the valuation model are contrasted against current market transactions.
The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
Level 3 financial instruments
Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):
-  Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid:
•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.
•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.
•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.
•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-  Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.
-  Derivatives of negotiation on interest rates, taking asset securitisations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.
- Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
- Derivatives on long-term interest rate volatility and FX where volatility is not observable in the market at the indicated term.
-  Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
- Derivatives on long-term interest rate and FX in some Latam units (mainly Brazil), where for certain underlyings it is not possible to demonstrate observability to these terms.
-  Debt instruments in Latam units linked to certain illiquid interest rates, for which there is no reasonable market observability.
-  Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
- Syndicated loans with the HTC&S business model (Hold to collect and sale) and classified in the fair value category with changes in other accumulated global result, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
- Loans mandatorily at fair value through profit and loss in SCUSA, for which there are no observable market prices and certain valuation inputs associated with their credit risk are also unobservable.

167

The net amount recorded in the results of the first six months of 2020 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 56 million benefit approximately (EUR 68 million in the first six months of 2019).

168

The table below shows the effect, at 30 June 2020, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in million euros)
(Level 3)					Unfavourable scenario	Favorable scenario
Financial assets held for trading ( assets)
Trading derivatives	Present Value Method	Curves on TAB indixes(*)	(a)	(a)	(0.2)	0.2
	Present Value model, modified Black-Scholes	HPI forward growth rate	0%-5%	2.53%	(22.8)	22.2
		HPI spot	n/a	427.73 (**)	(8.3)	8.3
Caps/Floors	Black Model	No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings.	Curva MXNTIIE28 + (-25bp, -3bp)	-14bp	0.015	0.002
Cross Currency Swaps	Forward Estimation	- No interest rate curve observable in the market referenced to MXNTIIE91. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings. MXN long term fees	Bid Offer Spread IRS TIIE 0bp - 18bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp	IRS TIIE 8bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	(0.326)	0.339
Interest Rate Swaps (Swaps Lock In)	Forward Estimation (open fórmula)	Prepayment rate	6% - 12%	7.00%	—	—
Interest Rate Swaps	Forward Estimation (open fórmula)	- No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings.	Curva MXNTIIE91 = Curva MXNTIIE28 + (-25bp, -3bp) Bid Offer Spread IRS TIIE 0bp - 18bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp	TIIE91 -14bp IRS TIIE 8bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	0.888	0.242
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigations	0%-100%	26%	(32.4)	11.4
	Present Value Method, others	Late payment and prepayment rate, capital cost, long-term profit growth rate	(a)	(a)	(15.9)	15.9
	Present Value Method, others	Interest curves, FX Market Prices and Credit Curves	(a)	(a)	(31.9)	31.9
Loans and advances to customers	Local Volatility	Long term volatility	n/a	34%	244.9	(313.8)
Financial assets mandatorily designated at fair value through profit and loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.66%	(6.7)	5.9
Debt instruments and equity instruments		HPI spot rate	n/a	427.73 (**)	(6.4)	6.4
	TD Black	Spain Volatility	n/a	4.7%	2.2	(11.5)
	Asset Swap and CDS Model	Model – Interest Rate Curves and Credit	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
	Preset Value Model, other	Credit Spreads	0.12% - 0.39%	0.2%	—	—
Financial liabilities held for trading
Trading derivatives	Present Value method, modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.39%	(6.9)	6.3
		HPI spot	n/a	414.19 (**)	(3.9)	4.4
		Curves on TAB indixes (*)	(a)	(a)	—	—
	Discounted flows denominated in different currencies	This is a Balance Guaranteed Swap, which as it did not have the appropriate valuation model, was completely covered Back-to-Back (both IRS clauses contain same conditions for repayments)	n/a	n/a	0	0
	Discounted flows denominated in different currencies	No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated (*)	Curva MXNTIIE28 + (-20bp, 9.5bp)	-5bp	(0.039)	0.082
Hedging derivatives (liabilities)
Hedging derivatives	Advanced models of local and stochastic volatility	Correlation between prices of shares	55%-75%	65%	n/a	n/a
	Advanced multi-factor interest rates models	Mean reversion of interest rates	0.0001-0.03	0.01 (***)	—	0
Financial liabilities designated at fair value through profit or loss
Customer deposits	Flow Discounting Method	Curve specified by the local regulator	Curva (IGPM + 6%) + 100bps	Curva (IGPM + 6%) + 100bps	(30)	30

169

(*) TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**) There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***) Theoretical average value of the parameter. The change arising on a favourable scenario is from 0.0001 to 0.03. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.
(a) The exercise was conducted for the unobservable inputs described in the “main unobservable inputs” column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100b.p. for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.
(b) The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.
* Note: Null impacts in Quanto options arise because the position is completely covered back.to-back.
Null impacts on Interest Rate Swaps (Swaps Lock In) arise because the prepaid risk is fully covered.

170

Lastly, the changes in the financial instruments classified as Level 3 in the first six months of 2020 were as follows:

	01-01-2020	Changes						30-06-2020
Million euros	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	598	33	(43)	163	—	(18)	(66)	667
Debt instruments	65	1	(20)	2	—	—	(6)	42
Trading derivatives	533	32	(23)	161	—	(18)	(60)	625
Swaps	182	—	(7)	10	—	(8)	(13)	164
Exchange rate options	8	—	—	1	—	—	(1)	8
Interest rate options	177	14	(11)	84	—	—	—	264
Index and securities options	95	18	(3)	79	—	(10)	(37)	142
Other	71	—	(2)	(13)	—	—	(9)	47
Hedging derivatives (Assets)	—	—	—	—	—	—	—	—
Trading financial assets at fair value through profit or loss	664	191	(11)	(2)	—	(160)	(144)	538
Credit institutions	50	164	—	(2)	—	(50)	—	162
Loans and advances to customers	32	—	(11)	2	—	—	—	23
Debt instruments	582	27	—	(2)	—	(110)	(144)	353
Non-trading financial assets mandatorily at fair value through profit or loss	1,601	1,543	(238)	(38)	—	—	(380)	2,488
Loans and advances to customers	376	1,531	(80)	10	—	—	(49)	1,788
Debt instruments	675	—	(139)	(56)	—	—	(335)	145
Equity instruments	550	12	(19)	8	—	—	4	555
Financial assets at fair value through other comprehensive income	3,788	4,361	(3,162)	—	(355)	438	138	5,208
TOTAL ASSETS	6,651	6,128	(3,454)	123	(355)	260	(452)	8,901
Financial liabilities held for trading	290	17	(6)	91	—	(71)	(45)	276
Trading derivatives	290	17	(6)	91	—	(71)	(45)	276
Swaps	115	—	5	25	—	(27)	(7)	111
Exchange rate options	1	—	—	1	—	—	(1)	1
Interest rate options	34	—	(2)	21	—	—	—	53
Index and securities options	88	14	(3)	69	—	(44)	(29)	95
Interest rate and equity futures	2	3	—	—	—	—	(1)	4
Others	50	—	(6)	(25)	—	—	(7)	12
Hedging derivatives (Liabilities)	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	784	4	(1)	(24)	—	—	(118)	645
TOTAL LIABILITIES	1,074	21	(7)	67	—	(71)	(163)	921

171

b)    Sovereign risk with peripheral European countries
The detail at 30 June 2020 and 31 December 2019, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (See Note 54 to the consolidated annual accounts for 2019), is as follows:

Sovereign risk by country of issuer/borrower at 30 June 2020 (*)
	Million euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	7,180	(3,659)	10,328	—	994	10,374	25,217	565	—
Portugal	224	(485)	4,184	—	648	4,078	8,649	—	—
Italy	220	(192)	920	—	1,455	19	2,422	1	(1)
Ireland	—	—	—	—	—	—	—	(11)	—
(*) Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,926 million (of which EUR 13,132 million, EUR 1,300 million, EUR 482 million and EUR 12 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 4,526 million (of which EUR 3,996 million, EUR 242 million and EUR 288 million to Spain, Portugal and Italy, respectively).
(**) Presented without taking into account the valuation adjustments recognised (EUR 16 million).
(***) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2019 (*)
	Million euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	9,090	(3,886)	19,961	—	208	9,993	35,366	474	—
Portugal	31	(777)	5,450	—	577	3,408	8,689	—	—
Italy	1,095	(452)	1,631	—	442	19	2,735	5	(5)
Ireland	—	—	—	—	—	—	—	—	—
(*) Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,517 million (of which EUR 12,756 million, EUR 1,306 million, EUR 453 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure different to derivatives –contingent liabilities and commitments – amounting to EUR 6,299 million (EUR 5,808 million, EUR 224 million and EUR 267 million to Spain, Portugal and Italy, respectively).
(**) Presented without taking into account the valuation adjustments recognised (EUR 17 million).
(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

172

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 30 June 2020 and 31 December 2019 is as follows:

Exposure to other counterparties by country of issuer/borrower at 30 June 2020 (*)
	Million euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	43,944	5,978	569	1,308	2	128	208,880	260,809	2,961	49
Portugal	6,784	239	150	18	—	3,569	34,259	45,019	824	—
Italy	188	11,355	463	581	—	114	12,651	25,352	1,163	(1)
Greece	—	—	—	—	—	—	12	12	—	—
Ireland	—	—	56	1,983	540	26	11,670	14,275	143	—
(*) Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 73,618 million, EUR 7,856 million, EUR 4,132 million and EUR 782 million to counterparties in Spain, Portugal, Italy and Ireland, respectively.
(**) Presented without taking into account valuation adjustments or impairment corrections (EUR 8,023 million).
(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2019 (*)
	Million euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	21,696	7,627	656	1,195	321	1,501	194,817	227,813	2,417	2
Portugal	2,814	409	190	32	—	2,956	33,403	39,804	931	—
Italy	182	6,243	625	606	—	153	12,284	20,093	512	—
Greece	—	—	—	—	—	—	12	12	—	—
Ireland	—	—	55	1,718	592	22	11,875	14,262	232	—
(*) Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 77,468 million, EUR 7,749 million, EUR 4,948 million, EUR 201 million and EUR 996 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**) They are presented without taking into account valuation adjustments or impairment corrections (EUR 7,322 million).
(***)“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

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Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 30 June 2020 and 31 December 2019:

30-06-2020
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	914	249	665	42	7	49
Portugal	Sovereign	—	—	—	—	—	—
	Other	26	—	26	—	—	—
Italy	Sovereign	325	199	126	(2)	1	(1)
	Other	287	150	137	(1)	—	(1)
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	25	(25)	—	—	—

31-12-2019
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	127	340	(213)	(2)	4	2
Portugal	Sovereign	27	27	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	314	9	305	(5)	—	(5)
	Other	60	60	—	(2)	2	—

c) Refinancing and restructured transactions
The following forms are use with the meanings specified below:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.
For maximum guarantees amount, we will consider as follows:
•Real guarantees: the appraisal amount or valuation amount of the real guarantees received; for each transaction it cannot be higher than the covered amount of exposure.

174

	30-06-2020
	Total							Of which: Non performing/Doubtful
	Without real guarantee		With real guarantee					Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	47	23	16	10	7	—	1	17	1	9	3	3	—	1
Other financial institutions and: individual shareholder	744	60	522	173	43	55	48	386	37	400	104	20	41	45
Non financial institutions and individual shareholder	197,568	5,038	53,399	10,715	7,249	769	4,535	116,293	3,236	34,798	6,927	3,812	311	4,133
Of which: Financing for constructions and property development	7,710	185	1,282	700	523	17	336	4,977	143	953	510	290	8	322
Other warehouses	2,616,914	4,165	978,383	11,131	6,770	1,678	3,510	1,442,206	1,805	141,215	4,444	2,808	199	2,509
Total	2,815,273	9,286	1,032,320	22,029	14,069	2,502	8,094	1,558,902	5,079	176,422	11,478	6,643	551	6,688
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

175

The table below shows the changes of these balances during the first six months of 2020:

Million euros
Carrying amount	30-06-2020
Beginning balances	23,430
Refinancing and restructuring of the period	5,145
Memorandum items: impact recorded in the income statement for the period	1,294
Debt repayment	(2,733)
Foreclosures	(120)
Derecognised from the consolidated balance sheet	(764)
Other variations	(1,737)
Balances at end of year	23,221

d) Real estate business – Spain
i) Portfolio of home purchase loans to families
Home purchase loans granted to families in Spain on 30 June 2020 amounted to EUR 61,390 million. Of which mortgage guarantees are 99.40%.

	Million euros
	30-06-2020
	Gross Amount	Of which: Non-performing
Home purchase loans to families	61,390	2,664
- Without mortgage guarantee	369	52
- With mortgage guarantee	61,021	2,612
The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral concentrated almost exclusively in financing the first home.
•Average affordability rate at the end of June stood at 26.51%.
•86% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

	30-06-2020
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	TOTAL
Gross amount	16,005	18,521	17,713	5,394	3,388	61,021
Of which: watchlist /non performing	224	298	421	434	1,235	2,612

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ii) Financing construction and property development
At 30 June 2020 the financing amount related to construction and real estate business in Spain amounted to EUR 2,936 million net of allowances.

	30-06-2020
Million euros	Gross Amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	3,031	374	95
Of which: watchlist/ non-performing	238	25	81
Memorandum items: Written-off assets	924

30-06-2020
Million euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain) (book value)	247,029
Total consolidated assets (Total business) (book value)	1,572,881
Impairment losses and provision for exposure classified as normal (business in Spain)	1,727
At the end 30 June 2020 the concentration of this portfolio was as follows:

Loans: gross amount
Million euros	30-06-2020
1. Without mortgage guarantee	148
2. With mortgage guarantee	2,883
2.1 Completed buildings	1,695
2.1.1 Residential	1,000
2.1.2 Other	695
2.2 Buildings and other constructions under construction	1,082
2.2.1 Residential	1,020
2.2.2 Other	62
2.3 Land	106
2.3.1 Developed consolidated land	65
2.3.2 Other land	41
Total	3,031

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e) Foreclosed real estate assets
The following table shows the breakdown at 30 June 2020 of the foreclosed assets for the Spanish business:

	30-06-2020
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,961	3,562	2,511	3,399
Of which:
Completed Buildings	2,202	771	545	1,431
Residential	562	147	99	415
Other	1,640	624	446	1,016
Buildings under construction	184	76	39	108
Residential	184	76	39	108
Other	—	—	—	—
Land	4,575	2,715	1,927	1,860
Developed Land	1,587	857	530	730
Other land	2,988	1,858	1,397	1,130
Property assets from home purchase mortgage loans to households	929	292	181	637
Other foreclosed property assets	253	91	56	162
Total property assets	8,143	3,945	2,748	4,198

In addition, the Group holds an ownership interest in entities holding property assets foreclosed or received in payment of debts amounting to EUR 1,074 million, mainly in Project Quasar Investments 2017, S.L., and equity instruments foreclosed or received in payment of debts amounting to EUR 65 million.
f) Solvency information
The Group commands a solvency position above the levels required by regulators and by the European Central bank. At 30 June 2020, at a consolidated level, the Group must maintain a minimum capital ratio of 8.86% of CET1 fully loaded (4.50% being the requirement for Pillar I, 0.84% being the requirement for Pillar II, 2.50% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.02% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of 10.65% of Tier 1 fully loaded and a minimum total ratio of 13.02% fully loaded.
At 30 June 2020, the Group has a capital ratio regulatory CET1 of 11.84% and a total ratio of 15.48%.

Capital ratio

	30-06-2020	31-12-2019
Capital coefficients
Level 1 ordinary eligible capital (million euros)	67,192	70,497
Level 1 additional eligible capital (million euros)	9,284	9,039
Level 2 eligible capital (million euros)	11,361	11,531
Risk-weighted assets (million euros)	567,446	605,244
Level 1 ordinary capital coefficient (CET 1)	11.84%	11.65%
Level 1 additional capital coefficient (AT1)	1.64%	1.49%
Level 1 capital coefficient (TIER1)	13.48%	13.14%
Level 2 capital coefficient (TIER 2)	2.00%	1.91%
Total capital coefficient	15.48%	15.05%

178

Leverage

	30-06-2020	31-12-2019
Leverage
Tier 1 capital (million euros)	76,476	79,536
Exposure (million euros)	1,588,446	1,544,614
Leverage ratio	4.81%	5.15%

179

17.   Additional disclosure requirements
This note includes relevant information about additional disclosure requirements.
17.1 Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of 30 June 2020 and 31 December 2019. In the financial information of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS	30 June 2020	31 December 2019
(Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	143,836	85,922
Of which:
To bank subsidiaries	13,255	13,875
Trading account assets	96,549	86,583
Investment securities	31,848	44,020
Of which:
To bank subsidiaries	9,719	9,504
To non-bank subsidiaries	3,551	3,450
Net Loans and leases	303,505	276,330
Of which:
To non-bank subsidiaries	27,077	28,690
Investment in affiliated companies	81,286	87,330
Of which:
To bank subsidiaries	55,768	59,364
To non-bank subsidiaries	25,518	27,966
Premises and equipment, net	6,753	7,131
Other assets	21,763	22,600
Total assets	685,540	609,916

Liabilities
Deposits	394,855	345,975
Of which:
To bank subsidiaries	18,236	14,705
To non-bank subsidiaries	17,342	15,518
Short-term debt	42,901	20,547
Long-term debt	78,771	83,906
Total debt	121,672	104,453
Of which:
To bank subsidiaries	891	—
To non-bank subsidiaries	1,203	1,667
Other liabilities	106,746	89,265
Total liabilities	623,273	539,693

Stockholders' equity
Capital stock	8,309	8,309
Retained earnings and other reserves	53,958	61,914
Total stockholders' equity	62,267	70,223

Total liabilities and Stockholders’ Equity	685,540	609,916

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Following are the summarised unaudited statements of income of Banco Santander, S.A. for the periods ended 30 June 2020 and 2019.

UNAUDITED CONDENSED STATEMENTS OF INCOME	Six months ended	Six months ended
(Parent company only)	30 June 2020	30 June 2019
	(Millions of Euros)
Interest income
Interest from earning assets	3,628	4,148
Dividends from affiliated companies	654	1,735
Of which:
From bank subsidiaries	407	1,355
From non-bank subsidiaries	247	381
	4,282	5,883
Interest expense	(1,763)	(2,113)
Interest income / (Charges)	2,519	3,770
Provision for credit losses	(1,070)	(544)
Interest income / (Charges) after provision for credit losses	1,449	3,226
Non-interest income:	2,058	1,805
Non-interest expense:	(8,571)	(4,633)
Income before income taxes	(5,064)	398
Income tax expense	(1,747)	145
Net income	(6,811)	543

181

Following are the summarised unaudited statements of comprehensive income of Banco Santander, S.A. for the periods ended 30 June 2020 and 2019.

UNAUDITED CONDENSED STATEMENTS OF	Six months ended	Six months ended
COMPREHENSIVE INCOME (Parent company only)	30 June 2020	30 June 2019
	(Millions of Euros)

NET INCOME	(6,811)	543
OTHER COMPREHENSIVE INCOME	(829)	15
Items that may be reclassified subsequently to profit or loss	(210)	179
Hedging instruments (items not designated)	—	—
Revaluation gains (losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Debt instruments at fair value with changes in other comprehensive income	(199)	464
Revaluation gains (losses)	95	622
Amounts transferred to income statement	(294)	(158)
Other reclassifications	—	—
Cash flow hedges:	(104)	(207)
Revaluation gains/(losses)	(126)	(204)
Amounts transferred to income statement	22	(3)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	—	—
Exchange differences	—	—
Non-current assets held for sale	—	—
Income tax	93	(78)
Items that will not be reclassified to profit or loss:	(619)	(164)
Actuarial gains/(losses) on pension plans	(42)	(98)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(688)	(53)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	12	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	(12)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	5	—
Income tax relating to items that will not be reclassified	106	(13)
TOTAL COMPREHENSIVE INCOME	(7,640)	558

182

Following are the summarised unaudited cash flow statements of Banco Santander, S.A. for the periods ended 30 June 2020 and 2019.

UNAUDITED CONDENSED CASH FLOW STATEMENTS	Six months ended	Six months ended
(Parent company only)	30 June 2020	30 June 2019
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	(6,811)	543
Adjustments to profit	11,830	1,237
Net increase/decrease in operating assets	(63,984)	(27,955)
Net increase/decrease in operating liabilities	83,119	16,568
Reimbursements/payments of income tax	942	882
Total net cash flows from operating activities (1)	25,096	(8,725)

2. Cash flows from investing activities
Investments (-)	(1,874)	(368)
Divestments (+)	497	1,042
Total net cash flows from investment activities (2)	(1,377)	674

3. Cash flows from financing activities
Issuance of own equity instruments	—	—
Disposal of own equity instruments	327	452
Acquisition of own equity instruments	(327)	(452)
Issuance of debt securities	1,500	1,056
Redemption of debt securities	(1,914)	(3,471)
Dividends paid	—	(2,111)
Issuance/Redemption of equity instruments	—	—
Other collections/payments related to financing activities	(162)	(219)
Total net cash flows from financing activities (3)	(576)	(4,745)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(253)	38

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	22,890	(12,758)
Cash and cash equivalents at beginning of period	32,471	51,931
Cash and cash equivalents at end of period	55,361	39,173
17.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of 30 June 2020 and 31 December 2019:

	30 June 2020	31 December 2019
	(Millions of Euros)
Preference shares	193	321
Preferred securities	7,695	7,709
Total at period-end	7,888	8,030
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of 30 June 2020 and 31 December 2019.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.

Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.

Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.

183

For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon obtaining sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.

For further information, see Note 23.c. to our consolidated financial statements in our 2019 Form 20-F and Note 9.b. to our consolidated financial statements in Part 2 of this report.

	Outstanding at 30 June 2020
		Amount in
Preference Shares		currency	Interest rate	Redemption
Issuer/Date of issue	Currency	(million)		Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 30 June 2020
		Amount in
Preferred Securities		currency	Interest rate		Maturity date
Issuer/Date of issue	Currency	(million)

Banco Santander, S.A.
Banco Santander, S.A., September 2014	Euro	1,500.0	6.25%	(B)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.75%	(C)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.25%	(D)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.75%	(E)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.50%	(F)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,500.0	4.375%	(G)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007 (H)	US Dollar	210.4	US3M + 0.52%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.01%		Perpetuity

A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the 5-year Mid-Swap Rate.
C.Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the 5-year Mid-Swap Rate.
D.Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the 5-year Mid-Swap Rate.

184

E.Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed every 5 years applying a margin of 409.7 basis points on the 5-year Mid-Swap Rate.
F.Payment is subject to certain conditions and to the discretion of the Bank. The 7.50% interest rate is set for the first seven years. After that, it will be reviewed every 5 years by applying a margin of 498.9 basis points on the 5-year Mid-Swap Rate.
G.Payment is subject to certain conditions and to the discretion of the Bank. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.
H.Listed in the US.
Santander Finance Preferred, S.A. (Unipersonal) - issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.

185

PART 3. SUPPLEMENTAL INFORMATION

186

187

ITEM 1. PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended 30 June 2020 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods have to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.
In July 2014, the IASB published IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we chose not to re-classify the comparative financial statements. Therefore, previous periods are not comparable. The adoption of Bank of Spain’s Circular 4/2017 modified the breakdown and presentation of certain headings in the financial statements for 2018, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.
We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

General information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:
•“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•“dollars”, “US$” or “$”, we mean United States dollars; and
•“pounds”, “GBP sterling” or “£”, we mean United Kingdom pounds.
When we refer to “net interest income” we mean “interest income/(charges)”.
When we refer to “staff costs” we mean “personnel expenses”.
When we refer to “profit before tax” we mean “operating profit/(loss) before tax”.
When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due.
When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.
When we refer to “allowances for credit losses” or “allowances for non-performing balances”, we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk. See “Item 5. Information on the Company—Bank of Spain Requirements—Allowances for Credit Losses and Country-Risk Requirements” included in Part 3 of our annual report on Form 20-F for the year ended 31 December 2019 (the “2019 Form 20-F”). From 1 January 2018, after the adoption of IFRS 9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.

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When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB), unless otherwise noted.
Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in Part 2 of our 2019 Form 20-F.

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ITEM 2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets; and
•asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RoRAC,” “RoRWA,” “TNAV,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

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You should understand that adverse changes in the following important factors, in addition to those discussed under “Item 4. Risk Factors”, “Item 5. Information on the Company”, “Part 1. Consolidated Directors’ Report —Group Financial Information”, “Part 1. Consolidated Directors’ Report —Financial Information by Segments”, and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions
•   general economic or industry conditions in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;
•   exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;
•   a worsening of the economic environment in Spain, the UK, the US, other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;
•   the effects of a decline in real estate prices, particularly in Spain and the UK;
•   the effects of results of UK political developments, including the UK’s exit from the European Union;
•   monetary and interest rate policies of the European Central Bank and various central banks;
•   inflation or deflation;
•   the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;
•   changes in competition and pricing environments;
•   the inability to hedge some risks economically;
•   the adequacy of loss reserves;
•   acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•   changes in demographics, consumer spending, investment or saving habits;
•   potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk;
•   changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors; and
•   effects of the COVID-19 pandemic in the global economy.

Political and Governmental Factors
•   political stability in Spain, the UK, other European countries, Latin America and the US;
•   changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK's exit from the European Union; and
•   increased regulation in light of the global financial crisis.
Transaction and Commercial Factors
•   damage to our reputation;
•   our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and
•   the outcome of our negotiations with business partners and governments.
Operating Factors
•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;
•   technical difficulties and/or failure to improve or upgrade our information technology;
•   changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;
•   our exposure to operational losses (e.g., failed internal or external processes, people and systems);
•   changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•   the occurrence of force majeure, such as natural disasters, epidemics and pandemics, including the COVID-19 pandemic, that impact our operations or impair the asset quality of our loan portfolio;
•   the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•   potential losses associated with cyber-attacks.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

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ITEM 3. SELECTED FINANCIAL DATA
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this report on Form 6-K.
In July 2014, the IASB published IFRS 9 which covers classification and measurement, hedging and impairment. We adopted IFRS 9, along with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to reclassify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable.
Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on 6 December 2017, the Bank of Spain published Circular 4/2017 which repeals Circular 4/2004 for those years beginning on 1 January 2018. The adoption of Circular 4/2017 has modified the breakdown and presentation of certain headings in the financial statements from 1 January 2018, to adapt them to the aforementioned IFRS 9. Previous periods have not been restated under this Circular.
During the first half of 2020 the Group changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of operations generated in Argentina. The Argentine economy was considered hyperinflationary in 2019 and 2018. The reclassification to adjust those years affected “Other reserves” and “Other comprehensive income” but had no impact on the Group's total equity. See note 1.e to the consolidated financial statements for the six months ended 30 June 2020 included in Part 2 of this report on Form 6-K.
Our unaudited interim condensed consolidated financial statements reflect all adjustments that we believe are necessary to state such information fairly for the six months ended 30 June 2020 and 2019. All those adjustments are of a normal recurring nature. Our results for the six months ended 30 June 2020 are not necessarily indicative of what our results will be for the full year or any other period.

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	Year ended 31 December,
BALANCE SHEET (EUR million)	2019	2018	2017	2016	2015	30 June 2020	30 June 2019
Total assets	1,522,695	1,459,271	1,444,305	1,339,125	1,340,260	1,572,881	1,512,096
Loans and advances to customers	942,218	882,921	848,915	790,470	790,848	934,796	908,235
Customer deposits	824,365	780,496	777,730	691,111	683,142	846,832	814,751
Total customer funds (A)	1,050,765	980,562	985,703	873,618	849,402	1,039,996	1,032,769
Total equity	110,659	107,361	106,832	102,699	98,753	91,859	109,985

CAPITALIZATION (EUR million)
Shareholders' equity	124,239	120,597	116,265	105,977	102,402	112,899	122,006
Other comprehensive income	(24,168)	(24,124)	(21,776)	(15,039)	(14,362)	(30,637)	(23,377)
Stockholders' equity (B)	100,071	96,472	94,489	90,938	88,040	82,262	98,629
Non-controlling interest (including net income of the period)	10,588	10,889	12,344	11,761	10,713	9,597	11,356
Total equity	110,659	107,361	106,832	102,699	98,753	91,859	109,985
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (C)	7,663	8,368	7,116	6,448	6,091	7,658	7,803
Other Subordinated debt (D)	5,369	5,390	5,621	6,124	7,864	5,106	5,319
Preferred securities (E)	7,709	9,717	8,369	6,916	6,749	7,695	7,988
Preferred shares (E)	321	345	404	413	449	193	308
Total subordinated debt	21,062	23,820	21,510	19,902	21,153	20,652	21,418
Total capitalization	131,721	131,181	128,343	122,602	119,906	112,511	131,405

Stockholders’ Equity per average share (B)	6.12	5.97	6.14	6.20	6.14	4.96	6.08
Stockholders’ Equity per share at period end (B)	6.02	5.95	5.86	6.14	6.02	4.96	6.08

INCOME STATEMENT (EUR million)
Interest income / (charges)	35,283	34,341	34,296	31,089	32,812	16,202	17,636
Total income	49,229	48,424	48,355	44,232	45,895	22,268	24,436
Net operating income (F)	25,949	25,646	25,362	23,131	24,175	11,561	12,849
Operating profit/(loss) before tax	12,543	14,201	12,091	10,768	9,547	(6,410)	6,531
Profit from continuing operations	8,116	9,315	8,207	7,486	7,334	(10,338)	4,082
Profit attributable to the Parent	6,515	7,810	6,619	6,204	5,966	(10,798)	3,231

PERFORMANCE (%)
ROE (G) (I)	6.62	8.21	7.14	6.99	6.61	(9.28)	7.41
RoTE (H) (I)	11.44	11.63	11.82	10.38	9.70	1.73	10.51
ROA (I)	0.54	0.64	0.58	0.56	0.55	(0.51)	0.60

SOLVENCY RATIOS (%)
Fully loaded CET1 (J)	11.65	11.30	10.84	10.55	10.05	11.84	11.30
Phased-in CET1 (J)	11.65	11.47	12.26	12.53	12.55	11.84	11.30

CREDIT QUALITY DATA (%)
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.31	2.57	2.74	2.99	3.24	2.40	2.44
Non-performing balances as a percentage of total gross loans (K)	3.38	3.78	4.16	4.00	4.42	3.32	3.55
Allowances for total balances as a percentage of non-performing balances (K)	68	68	66	75	73	72	69
Net loan charge-offs as a percentage of total gross loans	1.14	1.23	1.36	1.37	1.34	0.93	1.16

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Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (L)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.26	2.51	2.66	2.90	3.19	2.35	2.39
Non-performing balances as a percentage of total loans and contingent liabilities (M) (K)	3.32	3.73	4.08	3.93	4.36	3.26	3.51
Allowances for total balances as a percentage of non-performing balances (M) (K)	68	67	65	74	73	72	68
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.08	1.16	1.29	1.31	1.29	0.89	1.10

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,986,093	4,131,489	4,029,630	3,928,950	3,573,277	4,080,201	4,054,208
Shares (millions)	16,618	16,237	16,136	14,582	14,434	16,618	16,237
Share price (euros) (N)	3.730	3.973	5.479	4.877	4.483	2.175	4.081
Market capitalization (EUR million)	61,986	64,508	88,410	72,314	65,792	36,136	66,253
Payout ratio (%) (O)	52.54	42.15	45.29	39.79	38.02	—	—

PER SHARE INFORMATION
Average number of shares (EUR thousands) (P)	16,348,416	16,150,091	15,394,459	14,656,360	14,349,579	16,598,649	16,231,374
Basic earnings per share (euros) (N)	0.362	0.449	0.404	0.401	0.397	(0.667)	0.181
Basic earnings per share continuing operation (euros) (N)	0.362	0.449	0.404	0.401	0.397	(0.667)	0.181
Diluted earnings per share (euros) (N)	0.361	0.448	0.403	0.399	0.396	(0.666)	0.180
Diluted earnings per share continuing operation (euros) (N)	0.361	0.448	0.403	0.399	0.396	(0.666)	0.180
Remuneration (euros) (Q)	0.23	0.23	0.22	0.21	0.20	—	0.13
Remuneration (US$) (Q)	0.26	0.26	0.26	0.22	0.22	—	0.15

OPERATING DATA
Number of employees	196,419	202,713	202,251	188,492	193,863	194,284	201,804
Number of branches	11,952	13,217	13,697	12,235	13,030	11,847	13,081
A) Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Part 2 of our 2019 Form 20-F.
(B) Equals the sum of the amounts included at the end of each year as “Shareholders’ Equity” and “Other comprehensive income” as stated in our consolidated financial statements included in Part 2 of this report. We have deducted the book value of treasury stock from stockholders’ equity.
(C) In December 2017 the subordinated debt issuer entities merged with Banco Santander, S.A.
(D) Other Subordinated debt amounts are at the subsidiary level.
(E) In our consolidated financial statements included in Part 2 of this report, preferred securities and preferred shares are included under “Subordinated liabilities”.
(F) Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of "Total income", "Administrative expenses" and "Depreciation and amortization" as stated in our consolidated financial statements included in Part 2 of this report.
(G) The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(H) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent excluding goodwill impairment divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position.
(I) Consolidated profit and profit attributable to the Parent for the six months ended 30 June 2020 and 30 June 2019 have been annualised by doubling the recurring results, that is, assuming that non-recurring results registered during the first half of the year will not be repeated in the second half of the year. In the first half of 2020 and 2019, non-recurring results amounted to -€12,706 million and -€814 million net of tax impacts, respectively. In the first half of 2020 resulting from impairment of goodwill (-€10,100 million), valuation adjustments of deferred tax assets (-€2,500 million) and restructuring costs and other provisions (-€106 million), and in the first half of 2019 resulting from restructuring costs primarily related to the integration of Banco Popular. We believe that annualising the profits by doubling only the recurring amounts present a more accurate picture of the evolution of our profitability. Consolidated profit and Profit attributable to the Parent for the first half of any year are not necessarily indicative of the results for that full year.

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	(million euros, except percentages)
	2019	2018	2017	2016	2015	As of 30 June 2020	As of 30 June 2019
Profit attributable to the parent (I)	6,515	7,810	6,619	6,204	5,966	(8,890)	7,276

Profit attributable to the parent excluding goodwill impairment (I)	8,006	7,765	7,518	6,232	5,794	1,210	7,276

Average equity	98,457	95,071	92,637	88,741	90,220	95,803	98,191
Effect of goodwill and other intangible assets	(28,484)	(28,331)	(29,043)	(28,972)	(30,486)	(25,712)	(28,952)
Average tangible equity	69,973	66,740	63,594	59,769	59,734	70,091	69,239

Return on equity (ROE) (%)	6.62%	8.21%	7.14%	6.99%	6.61%	(9.28)%	7.41%
Return on tangible equity (ROTE) (%)	11.44%	11.63%	11.82%	10.43%	9.70%	1.73%	10.51%

(J) 2020, 2019 and 2018 data applying the IFRS 9 transitional arrangements.
From 2019, the CRR transitional schedules are no longer applicable to the CET1 capital ratio; that is, the final regulation is applicable. Therefore, there is no difference between the CET1 fully loaded and the CET1 phased-in.
(K) Reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 5. Other Industry Guide 3 disclosures—Bank of Spain Requirements” in our 2019 Form 20-F.
(L) We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(M) Includes non-performing loans and contingent liabilities, securities and other assets to collect.
(N) 2016 and 2015 data adjusted to the capital increase of July 2017.
(O) The pay-out ratio is calculated as cash dividends paid on account of the net attributable income of the period divided by profit attributable to the Parent. Therefore it does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends). Such amounts equivalent to dividends are EUR 0 million, EUR 432 million and EUR 543 million, for 2019, 2018 and 2017, respectively. Dividend information for the six months ended 30 June 2020 and 2019 and for the year-end are not comparable. The interim figures for the six months ended 30 June 2020 and 2019 do not include any dividend (the first interim dividend on account of every year is paid in the second half of that year) and the full-year figure includes all dividends for the year.
(P) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(Q) On 8 January 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted EUR 0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of EUR 0.05.
The Bank paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of EUR 0.055 per share), November 2016 (scrip dividend of EUR 0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).
The Bank paid the four dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of EUR 0.06 per share), November 2017 (scrip dividend of EUR 0.04 per share), February 2018 (cash dividend of 0.06 per share) and May 2018 (cash dividend EUR 0.06 per share).
The Bank paid the four dividends on account of the earnings for the 2018 financial year in August 2018 (cash dividend of EUR 0.065 per share), November 2018 (scrip dividend of EUR 0.035 per share), February 2019 (cash dividend of 0.065 per share) and May 2019 (cash dividend EUR 0.065 per share).
The Group announced at the 2018 annual general shareholders’ meeting (AGM) that the dividends on account of the earnings of the 2019 financial year would be paid in two payments.
In September 2019 the board of directors of the Bank approved its first dividend against 2019 earnings of EUR 0.10 per share, which was entirely paid in cash on 1 November 2019. The board of directors of the Bank resolved to submit to the next AGM that the second dividend on account of the earnings for the 2019 financial year amounts to EUR 0.13 per share by means of a final dividend in cash of EUR 0.10 per share and a scrip dividend (under the Santander Dividendo Elección program) of EUR 0.03 per share. This second dividend was finally not paid as explained below.
On 23 March 2020 we communicated our decision to cancel the interim dividend for fiscal year 2020 and to postpone any decision on the 2020 dividends until there is more visibility on the full impact of the coronavirus (COVID-19) crisis.
This decision was taken to ensure that we have as much flexibility as possible to allow us to maximize lending and support to businesses and individuals affected by the COVID-19 pandemic, despite the fact that we meet the capital requirements to maintain our current dividend policy (i.e. a 40-50% payout ratio) and are comfortable with our capital buffers over regulatory requirements.
On 27 March 2020, the ECB requested through a recommendation issued to all European banks under its supervision to preserve capital by cancelling the payment of dividends against 2019 and 2020 results.
This recommendation explicitly said that those entities that had already called their general shareholders meeting, as was our case, should change their dividend proposal to comply with the ECB recommendation. In addition, on 31 March a Royal Decree-Law 11/2020 was approved in Spain expressly providing for and enabling the withdrawal of the proposed application of 2019 earnings from general shareholders meetings which had already been convened. This new Royal Decree-Law thus explicitly allowed us to follow the ECB recommendation.
On 2 April 2020, taking into consideration the ECB recommendation, the board of directors decided to cancel the payment of the final dividend against the 2019 results and to revise its dividend policy, including for the application of the 2020 results. The board’s intention is now not to propose any dividend distribution to shareholders until there is more clarity of the effects of the COVID-19 crisis and until the 2020 results are known. The board’s intention is that the new proposed application of 2019 results, which will be submitted for approval by a new general shareholders meeting to be held within the legal term prescribed for holding the ordinary general shareholders meeting (and which is expected to take place in October 2020), will be to apply the 2019 results in full (excluding the amount of the interim dividend paid in November 2019 which totalled 1,661,811,458.20 euros) to voluntary reserves, without prejudice to the possibility of it being then resolved to propose to such general shareholders meeting a distribution following a reassessment of the situation once the uncertainties caused by the COVID-19 crisis disappear.

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The remuneration per share disclosed for each financial year includes all dividends paid or to be paid on account of that financial year. The remuneration per share disclosed for the periods ended 30 June 2020 and 30 June 2019 includes the cash dividends paid in those periods; that is, no dividend paid during the first half of 2020 on account of the 2019 financial year and the third and fourth dividends on account of the 2018 financial year paid in February and May 2019, respectively.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	2019	2018	2017	2016	2015	30 June 2020	30 June 2019
Allowances refers to:	(in millions of euros)
Allowances for total balances (A) (excluding country risk)	22,965	24,061	24,529	24,835	27,121	23,635	23,432
Allowances for contingent liabilities and commitments (excluding country risk)	736	773	614	457	616	662	723
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	22,229	23,288	23,915	24,378	26,505	22,973	22,709
Allowances referred to country risk and other	501	666	767	528	322	301	634
Allowances for total balances (excluding contingent liabilities and commitments)	22,730	23,954	24,682	24,906	26,827	23,274	23,343
Of which:
Allowances for customers	22,242	23,307	23,934	24,393	26,517	22,982	22,723
Allowances for credit institutions and other financial assets	14	12	18	15	19	10	15
Allowances for Debt instruments	474	635	730	498	291	282	605

Allowances for Financial assets at amortised cost	22,713	23,947	24,682	24,906	26,827	23,255	23,332
Allowances for Financial assets at fair value through other comprehensive income	17	7	—	—	—	19	11
(A)    Non-performing loans and contingent liabilities, securities and other assets to collect.

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ITEM 4. RISK FACTORS
For a description of risks associated with Banco Santander and the Group, see the section entitled “Risk Factors” in our 2019 Form 20-F. Set out below are certain additional risk factors which could have a material adverse effect on Banco Santander’s and the Group’s business, operations, financial condition or prospects and cause future results to be materially different from expected results. Banco Santander’s results could also be affected by competition and other factors. The risks appearing below update and supplement certain risks highlighted in the 2019 Form 20-F. These risks should be read in conjunction with the risks appearing in the 2019 Form 20-F and all of the other information appearing in this report on Form 6-K and should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that Banco Santander and the Group face. In addition, there may be additional risks that Banco Santander currently considers not to be material or of which they are not currently aware, and any of these risks could have the effects set forth below. All of these factors are contingencies which may or may not occur and Banco Santander is not in a position to express a view on the likelihood of any such contingency occurring.
Risks relating to Banco Santander and the Group
The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.
Since December 2019, a novel strain of coronavirus, or COVID-19, has spread in the People's Republic of China and progressively to the rest of the world, mainly to Europe (including Spain and the UK), Latin America and the United States, among others. The outbreak has been declared a public health emergency of international concern and a global pandemic by the World Health Organization.
Countries around the world have responded to the COVID-19 pandemic by taking various measures in an attempt to contain the spread and impact of COVID-19, including imposing mass quarantines or other containment measures, shelter in place orders and medical screenings, restricting travel, limiting public gatherings and suspending most economic activities. These measures have resulted in a severe decrease of global economic activity, falls in production and demand, which has led to sharp declines in the GDP of those countries which are most affected by the pandemic and is expected to continue to have an overall negative impact on global GDP in 2020, increases in unemployment levels, sharp decreases and high volatility in stock markets, disruption of global supply chains, volatility in foreign exchange rates, steady customer draws on lines of credit, and uncertainty in relation to the future impact in regional and global economies in the mid and long term.
Many governments and regulatory authorities, including central banks, have acted to provide relief from the economic and market disruptions resulting from the COVID-19 pandemic, including providing fiscal and monetary stimuli to support the global economy, lowering federal funds rate and interest rates, and granting partial or total deferral (grace period) of principal and/or interest payments due on loans. It is difficult to predict how effective these and other measures taken to mitigate the economic effects of the pandemic will be. These measures have also negatively impacted, and could continue to negatively impact, businesses, market participants, our counterparties and clients, and the global economy for a prolonged period of time.
Should current economic conditions persist or continue to deteriorate, we expect that this macroeconomic environment will have a continued material adverse effect on our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) protracted periods of lower interest rates and resulting pressure on our margins; (iii) further material impairment of our loans and other assets including goodwill; (iv) decline in value of collateral; (v) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (vi) downgrades to our credit ratings. See risk factor “Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations” included elsewhere in this report on Form 6-K.
Additionally, our operations will continue to be impacted by risks from remote working arrangements or bans on non-essential activities. For example, some of our branches in affected countries have been closed and others have been functioning with reduced hours for a significant period of time. During the first half or 2020 we have had more than half of our total workforce telecommuting, which has increased cybersecurity risks given greater use of computer networks outside the corporate environment. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.
If the COVID-19 pandemic continues to adversely affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, it may also increase the likelihood and/or magnitude of other risks described in the section captioned “Risk Factors” in our 2019 Form 20-F or risks described in our other filings with the Securities and Exchange Commission.

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The acquisition of Banco Popular has given rise to a wide range of litigation or other claims being filed that could have a material adverse effect on us.
The acquisition of Banco Popular, S.A. (“Banco Popular”) by Banco Santander took place in execution of the resolution of the Steering Committee of the Spanish banking resolution authority (“FROB”) of 7 June 2017, which adopted the measures required to implement the decision of the European banking resolution authority (the Single Resolution Board or “SRB”).
Banco Popular’s declaration of resolution, the cancellation and conversion of its capital instruments, and the subsequent transfer to Banco Santander of the shares resulting from that conversion through the resolution tool of selling the entity’s business, all under the rules of the single resolution framework indicated above, have no precedent in Spain nor in any other EU member state. In this context, appeals, claims and actions have been filed against the resolutions of the SRB and the FROB and against Banco Santander (previously, also against Banco Popular and other Group entities) related to the acquisition of Banco Popular.
Additionally, since the acquisition of Banco Popular by Banco Santander, multiple affected parties have filed claims of various kinds and may file new claims in the future. It is not possible to foresee the total amount of claims that could be presented by the former holders of shares and capital instruments (derived from the acquisition by investors of those shares and capital instruments of Banco Popular before the resolution, including in particular, and without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), nor their economic implications (especially considering that the resolution decision in application of the new regulations is unprecedented, and that it is possible that the future claims may not specify a specific amount, allege new legal interpretations, or involve a large number of parties).
The estimated cost of potential compensations to Banco Popular shareholders and bondholders recorded in the 2017 financial statements amounted to 680 million euros, of which 535 million euros were applied to the fidelity action. The provisions recorded are deemed sufficient to cover the risks associated with the legal claims that are taking place today. However, in the event that additional amounts had to be paid for claims already made with undetermined economic interest or for new claims, there could be a significant adverse effect on our results and financial situation.
Likewise, the Central Court No. 4 is currently conducting preliminary proceedings 42/2017, which are mainly investigating, among other things, (i) the veracity of the prospectus of the capital increase with pre-emptive subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation in the share price of Banco Popular until the resolution of the entity, in June 2017. In this procedure, Banco Santander has the status of possible subsidiary civilian responsible. See details of the legal proceedings related to Banco Popular in note 10 to our interim consolidated financial statements included in Part 2 of this Form 6-K.

We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
United States significant regulation

The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and, while the 2018 change in control of the House of Representatives makes significant statutory reforms less likely, we still believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated under United States law. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.

The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 10. Supervision and Regulation” in our annual report on Form 20-F for the year ended December 31, 2019, for a summary of certain significant U.S. financial regulations applicable to our business.

Enhanced prudential standards

As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required Banco Santander to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by 1 July 2016. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its U.S. IHC, effective 1 July 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, stress-testing and capital planning requirements, and resolution planning requirements. Collectively, the enhanced prudential standards impose a significant regulatory

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burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.

In May 2018 the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”). Among other things, EGRRCPA revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies.

In October 2019, the federal banking agencies issued final rules (the "Tailoring Rules") that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander and the U.S. IHCs of FBOs such as Santander Holdings USA. The Tailoring Rules establish risk-based categories for FBOs and their U.S. IHCs that determine whether and to what extent enhanced prudential standards and certain capital and liquidity requirements apply to FBOs and their U.S. IHCs. Banco Santander is classified as a Category IV FBO, and Santander Holdings USA is classified as a Category IV IHC, though this may change once sufficient information has been reported to allow for a change in category. As a result, both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations, as described in more detail in the relevant sections below. We are currently evaluating what effect these final rules will have on us, our subsidiaries, or these entities’ activities, financial condition and/or results of operations.

Resolution planning

We are required to prepare and submit to the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A. (“Santander Bank”), must also submit a separate IDI resolution plan (“IDI plan”) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 19 December 2018, and its most recent IDI plan on 28 June 2018. As a result of EGRRCPA and its implementing regulations, Banco Santander will now be required to file a reduced 165(d) plan once every three years. The FDIC released an Advanced Notice of Proposed Rulemaking in April 2019 seeking comment on ways to tailor and improve the IDI plan rule. No firm will be required to submit another IDI plan until the FDIC’s rulemaking process on a revised IDI plan rule has been completed, and we do not know when the FDIC will issue a revised rule.

OTC derivatives regulation

Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of over-the-counter (“OTC”) derivatives, including mandatory clearing of certain standardised OTC derivatives and the trading of such instruments through regulated trading venues, subject to certain exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission (“CFTC”) and of security-based swap dealers and major security-based swap participants with the SEC, and requires U.S. regulators to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. The CFTC has completed the majority of its regulations in this area, most of which are in effect. The SEC has also completed its regulatory framework for security-based swap dealers and major security-based swap participants, as required under the Dodd-Frank Act, most of which will go into effect in 2021. Banco Santander is provisionally registered as a swap dealer with the CFTC. Santander is assessing whether it will be required to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.

While most of the rules applicable to swap dealers have been fully implemented, others are still being finalized or phased in. For example, the U.S. prudential regulatory agencies adopted final rules establishing initial and variation margin requirements for uncleared swaps and security-based swaps between prudentially-regulated swap dealers and certain counterparties, and the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still being phased in through 1 September 2022, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty (and their affiliates). We are in the process of implementing practices to comply with these rules as they become applicable to us. These rules and similar rules being considered by regulators in other jurisdictions that may also apply to us, and the potential conflicts and inconsistencies between them, increase our costs for engaging in swaps and other derivatives activities and present compliance challenges.

Volcker Rule

Section 13 of Bank Holding Company Act and its implementing rules (collectively, the “Volcker Rule”) prohibit “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, or investing in “covered funds,” in each case subject to certain

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exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banco Santander has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other conditions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule adopted amendments to the Volcker Rule. Banking entities must comply with these amended requirements by 1 January 2021, but may elect to comply, in whole or in part, starting on 1 January 2020. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide to the federal agencies. Under the revised rule, firms that do not have significant trading activities, such as Banco Santander, will have simplified and streamlined compliance requirements. Non-U.S. banking organizations like Banco Santander expect to largely rely on the “solely outside the U.S.” exemption when conducting their trading activities outside of the United States.

In June 2020, the five federal agencies adopted additional amendments to the Volcker Rule related to the restrictions on ownership interests in, and relationships with, covered funds. Among other things, these amendments permit banking entities to have relationships with additional types of covered funds and offer additional financial services to related covered funds. Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.

United States Capital, Liquidity and Related Requirements and Supervisory Actions

As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (“LCR”) requirement since it is a Category IV IHC with less than $50 billion in weighted short-term wholesale funding.

Total Loss-Absorbing Capacity and Long-Term Debt requirements

In addition to the above mentioned capital and liquidity requirements, the Federal Reserve Board adopted a final rule implementing the FSB’s international TLAC standard on 15 December 2016 that establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements for U.S. IHCs of non-U.S. G-SIIs, including Santander Holdings USA. The final rule became effective on 1 January 2019. Santander Holdings USA is compliant with all applicable requirements under the final rule as of 31 December 2019. Compliance with the final TLAC rule has resulted in increased funding expenses for Santander Holdings USA and, indirectly, the Bank.

Stress testing and capital planning

Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States, including the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. In 2017, the Federal Reserve Board finalised a rule that removed the qualitative assessment that was part of CCAR for certain large and non-complex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA.

In October 2019, the Federal Reserve Board finalised the Tailoring Rules for stress testing and capital actions a company is required to perform based on the company’s asset size, cross-jurisdictional activity, reliance on short-term wholesale funding, non-bank assets, and off-balance sheet exposure. As a Category IV IHC under the Tailoring Rules, Santander Holding USA is required to submit a capital plan to the Federal Reserve on an annual basis. Santander Holding USA is also subject to supervisory stress testing on a two-year cycle. Santander continues to evaluate planned capital actions in its annual capital plan and on an ongoing basis.

In March 2020, the Federal Reserve Board finalized the Stress Capital Buffer (“SCB”) rule. Under the SCB rule, the Federal Reserve will use the results of its supervisory stress test to establish the size of a firm’s SCB requirement, subject to a floor of 2.5 percent. In June 2020, the Federal Reserve Board released the results of its 2020 supervisory stress tests and announced that it will require firms to resubmit and update their capital plans later in 2020 to reflect current stresses and that the Federal Reserve Board will conduct additional analyses each quarter to determine if additional regulatory actions are appropriate. Beginning October 1, 2020, the SCB will replace the previously effective 2.5 percent capital conservation buffer. Santander Holdings USA must maintain capital

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ratios above the sum of the minimum capital requirements and any applicable capital buffers, including the SCB, in order to avoid restrictions on the distribution of capital, including in the form of dividends or share repurchases.

Single counterparty credit limits

In June 2018, the Federal Reserve Board issued a final rule, which was subsequently amended by the Tailoring Rules, implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as the Bank. The rule in general imposes percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the U.S. single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA will not be subject to the single counterparty credit limits rule at the IHC level. In addition, although the Bank remains subject to the amended rules with respect to its U.S. operations, it may elect to comply by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.

Other supervisory actions and restrictions on U.S. activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. Furthermore, as part of the regular examination process, U.S. banking regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. Under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), the Federal Reserve Board has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with non-public supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

In addition to such confidential actions and restrictions, we have been, and continue to be, subject to public supervisory actions in the United States. In March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. A response to this written agreement was submitted to the Federal Reserve of Boston in May 2017. The written agreement between Santander Holdings USA and the FRB Boston dated 21 March 2017 has not been terminated and remains in place.

COVID-19 Supervisory Actions

The U.S. banking regulators have taken a number of supervisory actions to mitigate the economic impacts of the Covid-19 pandemic. The duration of some of these actions will depend on the state of the U.S. economy, the forecast for which is currently very uncertain. Among these actions, the Federal Reserve Board will require for the third quarter of 2020 certain large banking organizations, including Santander Holdings USA, to suspend share repurchases, cap dividend payments to the amount paid in the second quarter, and further limit dividends according to a formula based on recent income. The Federal Reserve Board is also requiring banks to re-evaluate their longer-term capital plans. The Coronavirus Aid, Relief, and Economic Security Act also provides financial institutions with the option to suspend certain GAAP requirements for coronavirus-related loan modifications that would otherwise constitute troubled debt restructurings and further requires the U.S. federal banking agencies to defer to financial institutions’ determinations in making such suspensions.

Anti-Money Laundering and economic sanctions

A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 contains provisions intended to detect and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an anti-money laundering (“AML”) program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the U.S. Department of the Treasury and U.S. federal and state bank regulatory agencies, as well as the U.S. Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements.

There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury against certain foreign countries, governments, individuals and entities to counter threats to

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the U.S. national security, foreign policy, or economy. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on U.S. persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or “specially designated nationals,” by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. In addition, non-U.S. persons can be liable for “causing” a sanctions violation by a U.S. person or can violate U.S. sanctions by exporting services from the United States to a sanctions target, for example by engaging in transactions with targets of U.S. sanctions denominated in U.S. dollars that clear through U.S. financial institutions (including through U.S. branches or subsidiaries of non-U.S. banks). In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions, that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, Syria or U.S. designated terrorist organizations. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.

Failures to comply with applicable U.S. AML laws or regulations or economic sanctions could have severe legal and reputational consequences, including significant civil and criminal penalties, and certain AML violations could result in a termination of U.S. banking licenses. The lack of certainty on possible requirements arising from any new AML laws or sanctions could pose risks given the possible penalties for financial crime compliance failings. If such penalties are incurred then they could have a material adverse effect on our operations, financial condition and prospects. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ Bank Secrecy Act programs and compliance. Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant. See also “Item 10. Supervision and Regulation” in our annual report on Form 20-F for the year ended December 31, 2019.

Cybersecurity and data privacy

As cybersecurity and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, cybersecurity and data privacy issues have become the subject of increasing legislative and regulatory focus. The U.S. bank regulatory agencies have proposed enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including Santander Holdings USA and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience and situational awareness. Several states have also proposed or adopted cybersecurity legislation and regulations, which require, among other things, notification to affected individuals when there has been a security breach of their personal data.
We receive, maintain and store non-public personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The sharing, use, disclosure and protection of this information are governed by U.S. federal and state law. Both personally identifiable information and personal financial information is increasingly subject to legislation and regulation, the intent of which is to protect the privacy of personal information that is collected and handled.

We may become subject to new legislation or regulation concerning cybersecurity or the privacy of personally identifiable information and personal financial information or of any other information we may store or maintain. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies. If cybersecurity, data privacy, data protection, data transfer or data retention laws are implemented, interpreted or applied in a manner inconsistent with our current practices, we may be subject to fines, litigation or regulatory enforcement actions or ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

If we fall victim to successful cyber-attacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract our customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting the customers and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

It is important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expend in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behaviour, as well as represent a threat to our reputation.

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Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. If Spain’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.
Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.
As of the date of this report on Form 6-K, we have the following ratings by the major rating agencies:

Banco Santander
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A-	F2	June 2020	Negative*
Moody's	A2	P-1	April 2020	Stable
Standard & Poor's	A	A-1	April 2020	Negative*
DBRS	A (High)	R-1 (Middle)	Jan 2020	Stable
*Outlook changed at last report date from stable to negative.

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	April 2020	Negative*
Moody's	Aa3	P-1	Nov 2019	Negative
Standard & Poor's	A	A-1	June 2020	Negative*
*Outlook changed at last report date from stable to negative.

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report date	Outlook
Moody's	Ba3	-	Mar 2020	Stable
Standard & Poor's	BB-	B	April 2020	Stable*
*Outlook changed at last report date from positive to stable.

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2019, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch we would be required to post up to EUR 90 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 249 million in additional collateral. We estimate that as of 31 December 2019, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £1.5 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £1.6 billion of cash and collateral under secured funding and derivatives contracts.

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While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, which may continue to be negatively affected by the COVID-19 pandemic, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.
In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
We depend in part upon dividends and other funds from subsidiaries.
Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from our Argentine subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries. In this sense, the ECB issued a press release on 27 March 2020, recommending banks not to pay dividends or buy back shares during the COVID-19 pandemic until at least 1 October 2020. To the extent that this recommendation - or other similar measures that may be taken by supervisors from other geographies - is applied by some of our subsidiaries, it could have a material adverse effect on our business, financial condition and results of operations. In particular, on 31 March 2020, the Prudential Regulation Authority ("PRA") at the Bank of England sent a letter to Santander UK requesting to suspend the payment of dividends until the end of 2020. Dividend income from Santander UK Group Holdings Ltd in 2019 amounted to 300 million euros.
At 31 December 2019, dividend income for Banco Santander, S.A. represents 52% of its total income.

204

ITEM 5. INFORMATION ON THE COMPANY

5.1. Average Balance Sheets and Interest Rates
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the six months ended 30 June 2020 and 2019. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities.
To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International – Mature markets’ which include Europe (except for Spain and Poland) and the United States and ‘International – Developing markets’ which include South America, Mexico and Poland.
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” considering the following:
•We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;
•We have included loan arrangement fees in interest income;
•We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;
•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2019 Form 20-F for a discussion of our accounting policies for hedging activities;
•We have stated average balances on a net basis, netting our allowances for credit losses; and
•All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

205

Average Balance Sheet - Assets and Interest Income

	Six months ended 30 June,
	2020			2019
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks and credit entities	213,162	1,164	1.09%	205,013	2,048	2.00%
Domestic	89,320	238	0.53%	85,335	306	0.72%
International - Mature markets	75,865	288	0.76%	65,544	459	1.40%
International - Developing markets	47,977	638	2.66%	54,134	1,283	4.74%

Loans and credits	941,678	20,654	4.39%	901,665	23,110	5.13%
Domestic	253,462	2,575	2.03%	238,807	2,747	2.30%
International - Mature markets	513,138	8,877	3.46%	480,816	9,181	3.82%
International - Developing markets	175,078	9,202	10.51%	182,042	11,182	12.29%

Debt securities	172,721	2,735	3.17%	189,193	3,367	3.56%
Domestic	47,350	204	0.86%	62,268	351	1.13%
International - Mature markets	51,944	362	1.39%	56,764	398	1.40%
International - Developing markets	73,427	2,169	5.91%	70,161	2,618	7.46%

Income from hedging operations		(81)			106
Domestic		5			19
International - Mature markets		(14)			47
International - Developing markets		(72)			40

Other interest		27			38
Domestic		10			11
International - Mature markets		11			16
International - Developing markets		6			11

Total Interest earning assets	1,327,561	24,499	3.69%	1,295,871	28,669	4.42%
Domestic	390,132	3,032	1.55%	386,410	3,434	1.78%
International - Mature markets	640,947	9,524	2.97%	603,124	10,101	3.35%
International - Developing markets	296,482	11,943	8.06%	306,337	15,134	9.88%
Other non-interest earning assets	221,290			197,083
Assets from discontinued operations	—			—
Total Average Assets	1,548,851	24,499		1,492,954	28,669

Note: As of 30 June 2020 and 30 June 2019, Total Average Assets attributed to international activities accounted for 69% and 68%, respectively, of the Group's Total Average Assets. (International - Mature markets accounted for 46% and 45% and International - Developing markets accounted for 23% and 23%, respectively).

206

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended 30 June,
	2020			2019
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities and central banks	187,022	1,134	1.21%	185,489	1,562	1.68%
Domestic	83,424	181	0.43%	91,941	239	0.52%
International - Mature markets	66,750	313	0.94%	58,982	437	1.48%
International - Developing markets	36,848	640	3.47%	34,566	886	5.13%

Customer Deposits	827,863	3,684	0.89%	802,594	5,308	1.32%
Domestic	266,024	198	0.15%	260,685	318	0.24%
International - Mature markets	381,634	1,106	0.58%	359,823	1,304	0.72%
International - Developing markets	180,205	2,380	2.64%	182,086	3,686	4.05%

Marketable debt securities (A)	256,699	2,963	2.31%	241,445	3,355	2.78%
Domestic	98,409	789	1.60%	81,738	785	1.92%
International - Mature markets	123,863	1,339	2.16%	123,228	1,513	2.46%
International - Developing markets	34,427	835	4.85%	36,479	1,057	5.80%

Other interest bearing liabilities	12,164	166	2.73%	13,218	231	3.50%
Domestic	7,694	73	1.90%	9,085	133	2.93%
International - Mature markets	2,218	17	1.53%	1,950	21	2.15%
International - Developing markets	2,252	76	6.75%	2,183	77	7.05%

Expenses from hedging operations		(58)			(24)
Domestic		12			(6)
International - Mature markets		(45)			(29)
International - Developing markets		(25)			11

Other interest		408			601
Domestic		193			159
International - Mature markets		56			83
International - Developing markets		159			359

Total interest bearing liabilities	1,283,748	8,297	1.29%	1,242,746	11,033	1.78%
Domestic	455,551	1,446	0.63%	443,449	1,628	0.73%
International - Mature markets	574,465	2,786	0.97%	543,983	3,329	1.22%
International - Developing markets	253,732	4,065	3.20%	255,314	6,076	4.76%
Other non-interest bearing liabilities	159,203			140,716
Non-Controlling interest	10,097			11,301
Stockholders' Equity	95,803			98,191
Liabilities from discontinued operations	—			—
Total average liabilities and Stockholders' Equity	1,548,851	8,297		1,492,954	11,033

Note: As of 30 June 2020 and 30 June 2019, Total average liabilities attributed to international activities accounted for 64% and 63%, respectively, of the Group's Total average liabilities. (International - Mature markets accounted for 43% and 42% and International - Developing markets accounted for 21% and 21%, respectively).

207

(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.

Changes in Net Interest Income—Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2020 compared to the same period of 2019. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.
Variations in International - Developing markets are negatively impacted by exchange rates, in particular volumes in South America. See the detail of the exchange rates of the main currencies against the euro in "Part 1. Directors' Report— Appendix— Alternative Performance Measures— Local currency measures".

Volume and Rate Analysis

	Six months ended 30 June
	2020 / 2019
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	73	(957)	(884)
Domestic	14	(82)	(68)
International - Mature markets	192	(363)	(171)
International - Developing markets	(133)	(512)	(645)

Loans and credits	917	(3,373)	(2,456)
Domestic	162	(334)	(172)
International - Mature markets	1,170	(1,474)	(304)
International - Developing markets	(415)	(1,565)	(1,980)

Debt securities	(111)	(521)	(632)
Domestic	(94)	(53)	(147)
International - Mature markets	(33)	(3)	(36)
International - Developing markets	16	(465)	(449)

Income from hedging operations	(187)	—	(187)
Domestic	(14)	—	(14)
International - Mature markets	(61)	—	(61)
International - Developing markets	(112)	—	(112)

Other interest	(11)	—	(11)
Domestic	(1)	—	(1)
International - Mature markets	(5)	—	(5)
International - Developing markets	(5)	—	(5)

Total Interest earning assets	681	(4,851)	(4,170)
Domestic	67	(469)	(402)
International - Mature markets	1,263	(1,840)	(577)
International - Developing markets	(649)	(2,542)	(3,191)

208

	Six months ended 30 June,
	2020 / 2019
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	110	(538)	(428)
Domestic	(21)	(37)	(58)
International - Mature markets	76	(200)	(124)
International - Developing markets	55	(301)	(246)

Customer Deposits	183	(1,807)	(1,624)
Domestic	6	(126)	(120)
International - Mature markets	215	(413)	(198)
International - Developing markets	(38)	(1,268)	(1,306)

Marketable debt securities	122	(514)	(392)
Domestic	145	(141)	4
International - Mature markets	34	(208)	(174)
International - Developing markets	(57)	(165)	(222)

Other interest bearing liabilities	(10)	(55)	(65)
Domestic	(18)	(42)	(60)
International - Mature markets	6	(10)	(4)
International - Developing markets	2	(3)	(1)

Expenses from hedging operations	(34)	—	(34)
Domestic	18	—	18
International - Mature markets	(16)	—	(16)
International - Developing markets	(36)	—	(36)

Other interest	(193)	—	(193)
Domestic	34	—	34
International - Mature markets	(27)	—	(27)
International - Developing markets	(200)	—	(200)

Total interest bearing liabilities	178	(2,914)	(2,736)
Domestic	164	(346)	(182)
International - Mature markets	288	(831)	(543)
International - Developing markets	(274)	(1,737)	(2,011)

209

Assets

Earning Assets—Yield Spread
The following table analyses our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Six months ended 30 June
	2020	2019
	(in millions of euros, except percentages)
Average interest earning assets	1,327,561	1,295,871
Domestic	390,132	386,410
International - Mature markets	640,947	603,124
International - Developing markets	296,482	306,337

Interest and similar income	24,499	28,669
Domestic	3,032	3,434
International - Mature markets	9,524	10,101
International - Developing markets	11,943	15,134

Interest income / (charges) (A)	16,202	17,636
Domestic	1,586	1,806
International - Mature markets	6,738	6,772
International - Developing markets	7,878	9,058

Gross yield (B)	3.69%	4.42%
Domestic	1.55%	1.78%
International - Mature markets	2.97%	3.35%
International - Developing markets	8.06%	9.88%

Net yield (C)	2.44%	2.72%
Domestic	0.81%	0.93%
International - Mature markets	2.10%	2.25%
International - Developing markets	5.31%	5.91%

Yield spread (D)	2.40%	2.64%
Domestic	0.92%	1.05%
International - Mature markets	2.00%	2.13%
International - Developing markets	4.85%	5.12%

A.Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” in the consolidated financial statements included in Part 2 of this report on Form 6-K.
B.Gross yield is the quotient of interest income divided by average earning assets.
C.Net yield is the quotient of net interest income divided by average earning assets.
D.Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Part 1. Consolidated Director’s Report — Group Financial information — Income statement and balance sheet”.

210

Interest-Earning Assets
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

	Six months ended 30 June
	2020	2019

Cash and due from central banks and credit entities	16.06%	15.82%
Domestic	6.73%	6.59%
International - Mature markets	5.71%	5.06%
International - Developing markets	3.61%	4.18%

Loans and credits	70.93%	69.58%
Domestic	19.09%	18.43%
International - Mature markets	38.65%	37.10%
International - Developing markets	13.19%	14.05%

Debt securities	13.01%	14.60%
Domestic	3.57%	4.81%
International - Mature markets	3.91%	4.38%
International - Developing markets	5.53%	5.41%

211

5.2. Other Industry Guide 3 Disclosures

Movements in Allowances for Credit Losses
The following table analyses, for the periods indicated, movements in our allowances for credit losses by domicile of the Group entity at which the relevant allowances are accounted for. See “Item 1—Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses see “Part 1. Consolidated Directors’ Report —Group financial information —Grupo Santander Results” of this report.

212

	Year ended 31 December			Six months ended 30 June
	2019	2018	2017	2020	2019
	(in millions of euros, except percentages)
Allowance for credit losses at end of 2017
Borrowers in Spain	n.a.	8,746	n.a.	n.a.	n.a.
Borrowers outside Spain	n.a.	15,937	n.a.	n.a.	n.a.
Total	n.a.	24,682	n.a.	n.a.	n.a.

IFRS9 Impact
Borrowers in Spain	n.a.	755	n.a.	n.a.	n.a.
Borrowers outside Spain	n.a.	1,219	n.a.	n.a.	n.a.
Total	n.a.	1,974	n.a.	n.a.	n.a.

Allowance for credit losses at beginning of the period
Borrowers in Spain	7,683	9,501	7,215	6,618	7,683
Borrowers outside Spain	16,264	17,156	17,686	16,095	16,263
Total	23,947	26,656	24,900	22,713	23,947

Net provisions for credit losses charged to income statement (B)
Borrowers in Spain	1,336	1,295	955	1,259	673
Borrowers outside Spain	9,772	9,206	9,908	6,182	4,526
Total	11,108	10,501	10,863	7,441	5,199

Charge offs against credit loss allowance
Borrowers in Spain	(2,692)	(2,899)	(3,160)	(854)	(1,453)
Borrowers outside Spain	(9,901)	(9,774)	(10,362)	(4,328)	(4,793)
Total	(12,593)	(12,673)	(13,522)	(5,183)	(6,246)

Other movements (A)	251	(538)	2,442	(1,716)	432

Allowance for credit losses at end of the period (C) (D)
Borrowers in Spain	6,618	7,683	8,746	7,146	7,076
Borrowers outside Spain	16,095	16,263	15,936	16,109	16,256
Total	22,713	23,947	24,682	23,255	23,332

Recoveries of loans previously charged off against income statement
Borrowers in Spain	233	255	247	45	120
Borrowers outside Spain	1,353	1,303	1,374	498	716
Total	1,586	1,558	1,621	543	836

Average loans outstanding
Borrowers in Spain	236,132	240,845	220,067	253,462	238,807
Borrowers outside Spain	674,195	620,482	604,159	688,216	662,858
Total	910,327	861,327	824,226	941,678	901,665

Net charge-offs against loan loss allowance to average loans ratio (E)
Borrowers in Spain	1.04%	1.10%	1.32%	0.64%	1.12%
Borrowers outside Spain	1.27%	1.37%	1.49%	1.11%	1.23%
Total	1.21%	1.29%	1.44%	0.99%	1.20%

213

(A) Under “Other movements” we mainly include (i) in June 2020 exchange rate differences against the euro and (ii) in 2017 the balances of Banco Popular.
(B) We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(C) Includes allowances for impairment losses on balances of “Loans and receivables - Loans and advances to customers”, “Loans and receivables - Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 3. Selected Financial Data”.
(D) The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(E) For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off. Ratios at 30 June 2020 and 30 June 2019 reflect year-to-date net loan charge-offs, annualised. Ratios at year end reflect full year net loan charge-offs.

The net charge-offs against loan loss allowance to average loans ratio in Spain decreased 48 basis points in 30 June 2020 as compared to 30 June 2019 while in foreign jurisdictions the ratio decreased 12 basis points in the same period. There was a decrease in net charge-offs resulting mainly from the various relief programmes granted to customers across the Group during the COVID-19 pandemic and an increase in average loans.

214

The table below shows, for the periods indicated, a breakdown of recoveries, net provisions and charge-offs against credit loss allowances by type and by domicile of the Group entity at which these items are accounted for.

	Year ended 31 December			Six months ended 30 June
	2019	2018	2017	2020	2019
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	93	119	66	10	58
Real estate and construction	62	58	87	21	26
Other mortgages	9	3	14	6	3
Installment loans to individuals	66	60	71	8	32
Lease finance	2	2	1	—	—
Other	1	13	8	—	1
Total Borrowers in Spain	233	255	247	45	120
Borrowers outside Spain
Government and official institutions	1	—	—	—	2
Commercial and industrial	1,264	1,224	1,299	485	654
Mortgage loans	84	75	67	13	43
Other	4	3	8	—	17
Total Borrowers outside Spain	1,353	1,303	1,374	498	716
Total	1,586	1,558	1,621	543	836
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	798	740	488	634	310
Real estate and construction	80	96	142	42	80
Other mortgages	121	27	112	127	85
Installment loans to individuals	342	434	217	445	195
Lease finance	6	(51)	22	5	4
Other	(11)	49	(25)	6	(1)
Total Borrowers in Spain	1,336	1,295	954	1,259	673
Borrowers outside Spain
Government and official institutions	4	18	7	2	4
Commercial and industrial	9,544	9,034	9,688	5,982	4,331
Mortgage loans	240	147	138	197	169
Other	(16)	7	75	1	21
Total Borrowers outside Spain	9,772	9,206	9,908	6,182	4,525
Total	11,108	10,501	10,862	7,441	5,199
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(687)	(784)	(1,095)	(302)	(468)
Real estate and construction	(390)	(942)	(1,445)	(87)	(303)
Other mortgages	(1,011)	(570)	(308)	(356)	(425)
Installment loans to individuals	(550)	(565)	(243)	(104)	(242)
Lease finance	(7)	(1)	(20)	(1)	(6)
Other	(47)	(37)	(49)	(4)	(9)
Total Borrowers in Spain	(2,692)	(2,899)	(3,160)	(854)	(1,453)
Borrowers outside Spain
Government and official institutions	—	—	—	(1)	(4)
Commercial and industrial	(9,663)	(9,528)	(9,873)	(4,265)	(4,610)
Mortgage loans	(233)	(235)	(357)	(60)	(157)
Other	(5)	(10)	(132)	(2)	(21)
Total Borrowers outside Spain	(9,901)	(9,774)	(10,362)	(4,328)	(4,793)
Total	(12,593)	(12,673)	(13,522)	(5,183)	(6,246)

215

The tables below show, for the periods indicated, a breakdown of allowances for credit losses by type and by domicile of the Group entity at which the allowances for credit losses are accounted for.

	Year Ended 31 December
	2019	%	2018	%	2017	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,299	10.12	2,562	10.70	2,011	8.15
Real estate and construction (A)	672	2.96	1,325	5.53	2,956	11.98
Mortgages loans	2,706	11.91	2,504	10.46	2,460	9.97
Installment loans to individuals	747	3.29	1,084	4.53	1,111	4.50
Lease finance	147	0.65	92	0.38	134	0.54
Other	47	0.21	116	0.48	74	0.30
Total Borrowers in Spain	6,618	29.14	7,683	32.08	8,746	35.43
Borrowers outside Spain:
Government and official institutions	47	0.21	43	0.18	33	0.13
Commercial, industrial and installment loans to individuals	13,649	60.09	13,912	58.09	13,675	55.40
Mortgage loans	2,139	9.42	2,083	8.70	1,833	7.43
Other	260	1.14	226	0.94	395	1.60
Total Borrowers outside Spain	16,095	70.86	16,264	67.92	15,936	64.57
Total	22,713	100.00	23,947	100.00	24,682	100.00
(A)   As of 31 December 2019, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 112 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan. The decreases of allowances for credit losses in Real Estate and Construction in 2018 and 2019 result from sales of portfolios and charge-offs.

	Six Months Ended 30 June
	2020	%	2019	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,644	11.37	2,185	9.36
Real estate and construction (A)	633	2.72	784	3.36
Mortgages loans	2,603	11.19	2,910	12.47
Installment loans to individuals	1,059	4.55	1,045	4.48
Lease finance	151	0.65	87	0.37
Other	56	0.24	65	0.28
Total Borrowers in Spain	7,146	30.73	7,076	30.33
Borrowers outside Spain:
Government and official institutions	48	0.21	44	0.19
Commercial, industrial and installment loans to individuals	13,734	59.06	13,865	59.42
Mortgage loans	2,112	9.08	2,128	9.12
Other	215	0.92	219	0.94
Total Borrowers outside Spain	16,109	69.27	16,256	69.67
Total	23,255	100.00	23,332	100.00
(A)    At 30 June 2020 and 2019 the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €95 million and €379 million, respectively. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan. Allowances for real estate and construction decreased mainly due to sales of portfolios.

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Non-performing balances
The following table shows our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	Year ended 31 December			Six Months ended 30 June
	2019	2018	2017	2020	2019
	(in millions of euros)
Past-due and other non-performing balances (A) (B) (C):
Domestic	15,591	17,376	19,138	16,207	16,418
International	18,208	18,316	18,459	16,575	18,003
Total	33,799	35,692	37,596	32,782	34,421
(A) The total amount of our non-performing balances fully provisioned under IFRS was €983 million, €1,479 million and €4,076 million, at 31 December 2019, 2018 and 2017, respectively, and €1,207 million and €1,340 million at June 2020 and 2019, respectively.
(B) Non-performing balances due to country risk were €11 million, €12 million and €11 million, at 31 December 2019, 2018 and 2017, respectively, and €1 and €13 million at June 2020 and 2019, respectively.
(C) At 31 December 2019, 2018 and 2017 (i) the total amount of our non-performing more than 90 days past-due balances was €21,296 million, €21,201 million and €24,652 million, respectively, and €20,635 million and €20,368 million at June 2020 and 2019, respectively, and (ii) the total amount of our other non-performing balances was €12,503 million, €14,491 million and €12,944 million, respectively, and €12,147 million and €14,053 million at June 2020 and 2019, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at 30 June 2020 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of non-performing balances
The following table shows the movement in our non-performing assets and contingent liabilities (excluding country risk):

(in millions of euros)	Year ended	Year ended	Quarter ended
	31 Dec	31 Dec	30 June	31 Mar	31 Dec	30 Sep	30 June	31 Mar
	2019	2018	2020	2020	2019	2019	2019	2019

Opening balance	35,692	37,596	32,743	33,799	34,326	34,421	35,590	35,692
Entries	10,544	10,910	2,805	2,543	2,696	3,190	2,511	2,147
Changes in scope of consolidation	—	177	—	—	—	—	—	—
Exchange differences	156	(318)	(353)	(964)	(51)	(110)	(162)	479
Write-offs	(12,593)	(12,673)	(2,413)	(2,635)	(3,172)	(3,175)	(3,518)	(2,728)
Closing balance	33,799	35,692	32,782	32,743	33,799	34,326	34,421	35,590

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Non-performing balances ratios
The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated:

	Year Ended 31 December			Six Months Ended 30 June
	2019	2018	2017	2020	2019
	(in millions of euros, except percentages)
Computable credit risk (A)	1,016,507	958,153	920,968	1,006,796	980,885

Non-performing balances by category:
Individuals	17,327	16,511	16,538	16,411	16,504
Mortgages	8,530	8,371	9,129	8,669	8,314
Consumer loans	6,558	6,154	5,307	5,739	6,043
Credit cards and others	2,239	1,986	2,102	2,003	2,148
Enterprises	14,769	16,137	18,423	14,888	15,447
Corporate Banking	1,640	2,993	2,497	1,452	2,410
Public sector	63	51	138	31	59
Total non-performing balances	33,799	35,692	37,596	32,782	34,421

Allowances for total balances	22,965	24,061	24,529	23,635	23,432

Ratios
Non-performing balances (B) to computable credit risk	3.32%	3.73%	4.08%	3.26%	3.51%
Coverage ratio (C)	68%	67%	65%	72%	68%
Balances charged-off to total loans and contingent liabilities (D)	1.08%	1.16%	1.29%	0.89%	1.10%
(A) Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(B) Non-performing loans and contingent liabilities, securities and other assets to collect.
(C) Allowances for total balances as a percentage of non-performing balances.
(D) Ratios at 30 June 2020 and 30 June 2019 reflect year-to-date net loan charge-offs, annualised. Ratios at year end reflect full year net loan charge-offs.

Other non-performing balances
We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country risk outstanding as both a non-accruing and impaired balance.

Summary of non-performing balances	Year Ended 31 December			Six Months Ended 30 June
	2019	2018	2017	2020	2019
	(in millions of euros)
Balances classified as non-performing balances	33,799	35,692	37,596	32,782	34,421
Non-performing balances due to country risk	11	12	11	1	13
Total non-performing balances	33,810	35,704	37,607	32,783	34,434

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Foreclosed assets

The table below sets forth the movements in our foreclosed assets for the periods shown.

	Total Year	Quarterly movements				Total Year	Six Months Ended 30 June
	31 Dec 2018	31 Mar 2019	30 June 2019	30 Sep 2019	31 Dec 2019	31 Dec 2019	30 June 2020	30 June 2019
	(in millions of euros, except percentages)
Opening balance	27,464	10,468	8,786	8,762	8,637	10,468	8,694	10,468
Foreclosures	1,410	230	278	189	283	980	300	508
Sales	(18,475)	(2,384)	(345)	(337)	(356)	(3,422)	(463)	(2,729)
Perimeter	—	—	—	—	—	—	—	—
Other movements	69	472	43	23	130	668	(76)	515
Gross foreclosed assets and assets acquired in payment of customer debts	10,468	8,786	8,762	8,637	8,694	8,694	8,455	8,762
Of which: in Spain	9,250	7,567	7,598	7,469	7,605	7,605	7,535	7,597
Allowances established	5,135	4,313	4,313	4,236	4,209	4,209	4,092	4,313
Of which: in Spain	4,758	3,988	3,988	3,920	3,932	3,932	3,809	3,989
Closing balance (net)	5,333	4,473	4,449	4,401	4,485	4,485	4,363	4,449
Of which: in Spain	4,492	3,579	3,610	3,549	3,673	3,672	3,726	3,608
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	49.1%	49.1%	49.2%	49.0%	48.4%	48.4%	48.4%	49.2%
Of which: in Spain	51.4%	52.7%	52.5%	52.5%	51.7%	51.7%	50.6%	52.5%

Property financing provided for construction and property development
The table below shows the construction and real estate business in Spain portfolio, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2020:

	Millions of euros
	30 June 2020	30 June 2019
Balance at the beginning of the year	2,939	4,812
Foreclosed assets	(2)	(21)
Reductions (A)	109	(531)
Written-off assets	(15)	(129)
Balance at the end of the year	3,031	4,131

(A) Includes sales of portfolios, cash recoveries, third parties subrogations and new production.

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 For more information about property financing provided for construction and property development see Note 16.d.ii to our interim consolidated financial statements in Part 2 of this report.

Research and development, patents and licenses, etc.
During 2019 and the first half of 2020 we spent €1,374 million and €609 million, respectively, in research and development activities in connection with information technology projects.

ITEM 6. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations by remaining maturity at 30 June 2020:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from credit institutions	131,074	46,006	7,308	4,827	189,215
Customer deposits	770,943	27,750	8,589	3,204	810,486
Marketable debt securities	78,688	61,941	45,090	68,679	254,398
Liabilities under insurance contracts (A)	633	33	38	83	787
Lease obligations	722	1,193	836	2,003	4,754
Other long-term liabilities (B)	1,726	3,161	3,757	5,942	14,586
Contractual interest payment (C)	6,707	4,614	5,399	18,002	34,722
Total	990,493	144,698	71,017	102,740	1,308,948
(A) Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(B) Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(C) Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of 31 December 2019 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

ITEM 7. SUPERVISION AND REGULATION
For a description of material regulation applicable to Banco Santander and the Group, see "Section 10. Supervision and Regulation" and "Section 4. Risk factors. 2.2.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition" in our 2019 Form 20-F. Set out below are certain significant regulations implemented as a result of COVID-19, which update and supplement the referred sections in our 2019 Form 20-F.
Restrictions on dividends
On 27 March 2020, the ECB published its Recommendation 2020/19 by which it superseded the previous Recommendation 2020/1 in matter of restriction to the payment of dividends, and by which the ECB recommended financial institutions under the scope of its direct supervision that, at least until 1 October 2020, no dividends are paid out and no irrevocable commitment to pay out dividends is undertaken by the credit institutions for the financial years 2019 and 2020 and that credit institutions refrain from share buy-backs aimed at remunerating shareholders. On 28 July 2020, the ECB published its Recommendation 2020/35 by which it supersedes the referred Recommendation 2020/19, and by which the ECB extends an identical recommendation at least until 1 January 2021. Also, on 31 March 2020, the UK Prudential Regulatory Authority ("PRA") sent a letter to Santander UK requesting from that entity the decision to suspend the dividend payment and repurchase of ordinary shares until the end of 2020, and communicated the expectation of such regulator that the bank in UK will not pay in the coming months cash bonuses to the top management of the bank.

Moratorium on mortgage payments.

Spanish Royal Decree-Law 8/2020, of 17 March, on urgent extraordinary measures to address the economic and social impact of the COVID-19 virus ("Royal Decree 8/2020"), establishes the application of a moratorium on the payment of mortgage loans granted for the acquisition of first homes, with regard to those debtors who prove that they are in a situation of "financial

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vulnerability", as this concept is defined within Royal Decree 8/2020. The term of the moratorium is three months, though this terms can be extended by resolution of Spain's Council of Ministers. During the term of the moratorium: (i) no amount will be due or payable (even partially) by the mortgagor; (ii) no ordinary interest will accrue; (iii) no default interest will accrue; and (iv) the acceleration of the mortgage in question will not be possible. As for the mortgage's term, the final maturity date of the mortgage loan will be extended for as long as the moratorium lasts. Subsequently, Royal Decree-Law 11/2020, of 31 March, on the adoption of supplementary social and economic measures to address COVID-19 ("Royal Decree 11/2020"), extends the scope of application of these measures and clarifies certain aspects of Royal Decree 8/2020. Particularly, through Royal Decree 11/2020, the scope of the moratorium is extended to apply to mortgages taken out for the acquisition of: (i) real estate used for the economic activity carried out by businessperson and professionals who can prove that they are in an "economically vulnerable" situation, and (ii) housing other than the usual type in a rental situation and for which mortgagors who are individuals, owners and lessors of such housing units have ceased to receive the rental income, since the state of emergency was declared in Spain pursuant to Royal Decree 463/2020, of 14 March, or cease to receive such income until one month after the state of emergency (including any extensions) is lifted.

Other regulations and relaxation supervisory measures implemented as a result of COVID-19

Due to the economic and financial distress related to COVID-19, we are allowed by the ECB to operate temporarily below the level of capital defined by the Pillar 2 Guidance and the capital conservation buffer (at least until the end of 2022) and below the liquidity coverage ratio (at least until the end of 2021), without automatically triggering supervisory actions. These temporary measures have also been enhanced by the relaxation of the countercyclical capital buffer by the relevant national macro prudential authorities. In addition to this, and also in response to the COVID-19 pandemic, the introduction of the leverage ratio buffer has been also delayed to 1 January 2023 by Regulation (EU) 2020/873 of the European Parliament and of the Council of 24 June 2020.

U.S. COVID-19 Supervisory Actions

The U.S. banking regulators have taken a number of supervisory actions to mitigate the economic impacts of the COVID-19 pandemic. The duration of some of these actions will depend on the state of the U.S. economy, the forecast for which is currently very uncertain. Among these actions, the Federal Reserve Board will require for the third quarter of 2020 certain large banking organizations, including Santander Holdings USA, to suspend share repurchases, cap dividend payments to the amount paid in the second quarter, and further limit dividends according to a formula based on recent income. The Federal Reserve Board is also requiring banks to re-evaluate their longer-term capital plans. The Coronavirus Aid, Relief, and Economic Security Act also provides financial institutions with the option to suspend certain GAAP requirements for coronavirus-related loan modifications that would otherwise constitute troubled debt restructurings and further requires the U.S. federal banking agencies to defer to financial institutions’ determinations in making such suspensions.

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ITEM 8. RISK DISCLOSURES

Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our credit portfolio is focused on retail banking with a medium-low risk profile, and with broad diversification both by geography and segment. 66% of the Group net customer loans are secured, mostly by real estate collateral.
Mortgages to individuals represent approximately 34% of the Group net customer loans, with a low risk profile, low non-performing ratios and an adequate coverage ratio.
Among other factors, this is due to the fact that these loans are mainly first residence mortgages and subject to a rigorous assessment of credit risk and affordability. The admission process assesses both the current and future payment capacity of the customer, evaluating if the client’s disposable income will most likely be enough to meet the loans’ instalments.
Certain mortgage portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to even more strict lending policies to mitigate their risks. Furthermore, they represent a low percentage of the Group portfolio, and their performance is continuously monitored to ensure an adequate control.
With regards to the real estate unit management in Spain (Actividad Inmobiliaria España), it continued to focus on reducing loans and foreclosed assets. In 2020, Spain continues working to reduce the real state portfolio in an organic way and it will analyse some possible accelerated reductions. The portfolio’s net value as of June 2020 was EUR 3.7 billion, equivalent to less than 1% of Spain’s balance-sheet.
In addition, other portfolios also demand specific monitoring due to the inherent nature of their business and particular risk profile, which seeks the optimisation of risk adjusted returns. This is the case of the Santander Consumer USA portfolio, mainly focused on auto loans and leases, representing at 30 June 2020 a 3.17% of the Group’s total loans.

Changes in Practices
Governance, policies and practices have been strengthened in response to the effects of the current economic environment, to support our customers and to make available government support measures, to ensure the quality of the credit information presented.

Our risk management and control model is based on the principles set out below:

1.A forward-looking and comprehensive approach to risk management and control across all businesses and risk types that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of existing and emerging risks.

2.All employees are responsible for managing risk. They must be aware of, and understand, the risks generated in their day-to-day activities, avoiding risks where the impacts are unknown or exceed the Group’s risk appetite limits.

3.Engagement of senior management, ensuring consistent management and control of risk through their conduct, actions and communication. They also promote our risk culture and assess its degree of implementation, overseeing that the risk profile is kept within the levels defined by our risk appetite.

4.Independence of the risk management and control functions, consistent with our three lines of defence model. Complete and timely information management, enabling risks to be appropriately identified, assessed, managed and reported to the corresponding level.

5.A strong risk culture (Risk Pro), as part of ‘The Santander Way’, which is followed by all employees, covers all risks and promotes socially responsible management that contributes to Santander’s long-term sustainability.
These principles, combined with a series of relevant interrelated tools and processes in the Group strategy planning (risk appetite, risk profile assessment, analysis of scenarios, risk reporting framework, budgetary processes, etc.) are the key components of the risk control framework which are essential for an adequate monitoring and oversight of the risk profile.

Other
We use credit derivatives to cover loans and trading transactions focused on servicing our customers’ needs. This activity is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

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Exposures related to complex structured assets
We have a very limited exposure to complex structured assets. See “Quantitative Analysis About Market Risk” below.

Quantitative Analysis About Market Risk
A. Activities subject to market risk and types of market risk
The perimeter of activities subject to market risk encompasses those transactions where risk is assumed as a consequence of potential variations in market factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements -, as well as liquidity risk from the various products and markets in which the Group operates and balance sheet liquidity risk. Therefore, they include trading risks and structural risks, as both are affected by market shifts.
•Interest rate risk arises from the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.
•Inflation rate risk originates from potential changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to future inflation values or to a change in the current rate.
•Exchange rate risk is defined as the sensitivity to potential movements in exchange rates of a position’s value that is denominated in a currency other than the base currency. Hence, a long or open position in a foreign currency may produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any transactions in foreign currency.
•Equity risk is the sensitivity of the value of open positions in equities to adverse movements in their market prices or future dividend expectations. Among others, this affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, among others).
•Credit spread risk is the risk or sensitivity of the value of open positions in fixed income securities or in credit derivatives to movements in credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.
•Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and mainly comes from our customers’ derivative transactions on commodities.
•Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares and credit spreads. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.
All these market risks can be partly or fully mitigated by using derivatives such as options, futures, forwards and swaps.
In addition, there are other types of market risk that require more complex hedging. For example:
•Correlation risk. Sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (e.g. an interest rate and the price of a commodity).
•Market liquidity risk. This risk arises when a Group subsidiary or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the transaction cost. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. Additionally, this risk could increase depending on how the different exposures are distributed among certain products and currencies.
•Pre-payment or cancellation risk. Some on-balance sheet instruments (such as mortgages or deposits) may have associated options that allow the holder to buy, sell or otherwise alter its future cash flows. This may result in mismatches arising in the balance sheet, which may pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk. This is the consequence of an entity’s involvement in the underwriting or placement of securities or other types of debt, when the entity assumes the risk of having to partially acquire the issued securities when the placement has not been taken up in full by potential buyers.
In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
On the other hand, pension and actuarial risks also depend on potential shifts in market factors. Further details are provided in this chapter.
The Group has several projects underway to ensure compliance with the obligations related to the Basel Committee’s Fundamental Review of the Trading Book, and the EBA guidelines on balance sheet interest rate risk. The goal of these projects is to have the best tools for controlling and managing market risks available for both, managers and control units, all within a governance framework that is appropriate for the models used and the reporting of risk metrics. These projects allow the requirements related to regulatory demands for these risk factors to be met.

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B. Trading market risk management
Management limits and control system
Market risk functions monitor market risk positions on a daily basis to ensure that they remain within the approved management limits. In addition, daily monitoring is performed to assess the performance of market risk metrics and any major changes. Periodic reports are produced and distributed based on this assessment to ensure the proper monitoring of market risk activities within the Group and to inform the senior management and other internal and external stakeholders.
The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a prudent approach. The main ones are:
• Value at Risk (VaR) and Stressed VaR limits.
• Limits of equivalent and/or nominal positions.
• Interest rate sensitivity limits.
• Vega limits.
• Delivery risk limits for short positions in securities (fixed income and securities).
• Limits to constrain the volume of effective losses or protect results generated during the period:
• Loss trigger.
• Stop loss.
• Credit limits:
• Total exposure limit.
• Jump to default by issuer limit.
• Others.
• Limits for origination transactions.
These general limits are complemented by other sub-limits to establish a sufficiently granular structure that allows for effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis for each subsidiary and also at the trading desk level, as well as globally with an exhaustive control of those changes observed in both portfolios and trading desks, so as to identify any potential events that might need immediate correction, and thus comply with the Volcker Rule.
Three categories of limits are established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and local control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and the established budget targets, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies as defined in their governance process.
Business units must comply with the approved limits at all times. In the event of a limit being breached, the local business executives have to explain, in writing and on the same day, the reasons for the excess and the action plan to correct the situation, which in general could consist of reducing the position until it reaches the defined limits or setting out the strategy that justifies a limit increase.

Methodologies
a) Value at Risk (VaR)
The standard methodology applied in the Group for risk management and control purposes related to its trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame.
The standard for historic simulation is a confidence level of 99% and a one day time frame. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that allocates less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported.
Simultaneously the Value at Earnings (VaE) is calculated, which measures the maximum potential gain with a certain level of confidence and specific time frame, applying the same methodology as for VaR.

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VaR by historic simulation has many advantages as a risk metric, it sums up in a single number the portfolio's market risk, it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, but it also has its limitations.
Some limitations are intrinsic to the VaR metrics, regardless of the methodology used in its calculation. For example:
• The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.
• There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.
• VaR is a static analysis of the portfolio risk, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.
Using the historic simulation methodology also has its limitations:
• High sensitivity to the historic window used.
• Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.
• The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).
• Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.
Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analyses and backtesting to asses the accuracy of the VaR calculation model.
b) Stressed VaR (sVaR) and expected shortfall (ES)
In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:
• The historical observation period for the factors: when calculating stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: instead, the data used is from a continuous period of stress for the portfolio in question. This is calculated for each major portfolio by analysing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.
• Unlike VaR, stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.
Moreover, the expected shortfall is also calculated by estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantage of capturing the risk of large losses with low probability (tail risk) and being a sub-additive metric. The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. ES is calculated by applying uniform weights to all observations.
c) Scenario analysis
The Group uses other metrics and tools in addition to VaR, to provide greater control over the risks it faces in the markets where it is active. These include scenario analysis, which consists in defining alternative behaviours for various financial variables to obtain the impact on results of applying these scenarios. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.
The potential impact on earnings under different stress scenarios is regularly calculated and analysed, particularly for trading portfolios, considering the same risk factor assumptions. A minimum of three scenarios are defined: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.
d) Analysis of positions, sensitivities and results
At Santander, positions are used to quantify the net volume of market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the local unit and the currency used for standardising information. Daily monitoring of changes in positions is carried out to detect any incidents so that they can be corrected immediately.
Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations through partial derivatives or through a complete revaluation of the portfolio.
Furthermore, the daily formulation of the income statement by the Risk area is an excellent indicator of existing risks, as it allows the impact of changes in financial variables on portfolios to be identified.
e) Derivatives activities and credit management
The control of derivative activities and credit management is also noteworthy, which due to its atypical nature, are conducted daily with specific measures. Firstly, the Group controls and monitors the sensitivity to price movements of the underlying asset (Delta and Gamma), volatility (Vega) and time (Theta). Secondly, measures such as sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, among others are reviewed systematically.

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For credit risk inherent to trading portfolios, and in accordance with the recommendations of the Basel Committee and prevailing regulations, an additional metric is also calculated: incremental risk charge (IRC).
IRC seeks to cover default risks and ratings migration that are not adequately captured in VaR, through variations in the corresponding credit spreads. This metric is essentially applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one-year horizon. Montecarlo methodology is used, applying one million simulations.
f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)
The Group incorporates CVA and DVA when calculating the trading portfolio results. The CVA is a valuation adjustment for over the-counter (OTC) derivatives, resulting from the risk associated with the credit exposure assumed with each counterparty.
It is calculated taking into account the potential exposures with each counterparty at each future maturity. The CVA for a particular counterparty is the sum of the CVA for all its maturities. To calculate this metric, the following inputs are considered: expected exposure, loss given default, probability of default and a discount factor curve.
Debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of the Group risk that our counterparties assume in OTC derivatives.

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C. Key metrics (Trading Market Risk)
Grupo Santander’s trading risk profile remained low in the first half of 2020, in line with previous years, in a complex environment marked by the uncertainty caused by the health crisis and geopolitical tensions, due to the fact that risks of trading activities arise mainly from activities with customers in non-complex instruments, concentrated in hedging of interest rate and exchange rate risks.
Value at Risk (VaR) analysis
During the first half of 2020 year, the Group continued its strategy of focusing its trading activity on customer business, minimising where possible, exposure to directional risk in net terms and maintaining its diversification by geography and risk factor.
Evolution of VaR for the first half of 2020.
EUR million. VaR at 99% over a one day horizon.

MAX (54.8)
MIN (8.8)
VaR
Moving Average 15d
3Y Average VaR
55
45
35
25
15
5
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20

VaR during the first half of 2020 fluctuated between EUR 8.8 million and EUR 54.8 million, temporarily above the average of the last three years as a result of the market volatility spike in March caused by the health crisis, decreasing after that point and stabilizing in the following months. The average VaR for the period was EUR 15.6 million, ending the VaR in June at EUR 9.8 million.
The following histogram shows the distribution of risk in terms of VaR in the first six months of 2020. The accumulation of days with levels up to EUR 31 million (95%) is shown. Values higher than EUR 31 million (5%) largely occur in periods affected by temporary spikes in volatility, mainly in interest rates and exchange rates.

VaR Histogram
VaR at 99%, over a one day horizon. Number of days (%) in each range for the first half of 2020.

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Risk by factor

The minimum, average, maximum and final values in VaR terms at 99% for the first six months of 2020 are displayed in the following table:
VaR statistics by risk factor

EUR million. VaR at 99%, with one day time horizon

	VaR (99%)
	Minimum	Average	Maximum	Latest
Total trading
Total	8.8	15.6	54.8	9.8
Diversification effect	(4.7)	(14.1)	(13.5)	(10.8)
Interest rate	5.7	11.4	29.2	5.7
Equities	2.1	5.6	14.7	3.7
Exchange rate	2.6	6.7	12.9	5.1
Credit spread	3.1	6.0	11.4	6.0
Commodities	0.0	0.0	0.2	0.0

Europe
Total	5.0	12.8	39.1	8.7
Diversification effect	(4.6)	(11.8)	(21.9)	(8.5)
Interest rate	3.2	8.9	24.0	5.0
Equities	2.1	5.3	15.0	3.4
Exchange rate	1.3	4.4	10.7	2.8
Credit spread	3.1	6.0	11.4	6.0
Commodities	0.0	0.0	0.0	0.0

South America
Total	3.8	6.9	26.4	4.3
Diversification effect	(0.3)	(4.6)	(14.3)	(3.8)
Interest rate	2.7	6.6	26.3	4.9
Equities	0.3	1.4	6.3	0.7
Exchange rate	1.0	3.4	7.6	2.3
Credit Spread	0.1	0.1	0.3	0.2
Commodities	0.0	0.0	0.2	0.0

North America
Total	2.9	7.2	13.7	6.2
Diversification effect	(0.7)	(2.5)	(5.3)	(2.4)
Interest rate	1.6	3.7	7.1	3.2
Equities	0.1	0.4	1.2	0.1
Exchange rate	1.9	5.6	10.7	5.2
Credit Spread	0.0	0.0	0.0	0.0
Commodities	0.0	0.0	0.0	0.0

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The average VaR in the first half of 2020, EUR 15.6 million, was slightly higher than the average VaR in the first half of 2019, EUR 12.4 million, mainly due to the higher market volatility caused by the current health crisis.

VaR evolution by risk factor

EUR million. VaR at 99% with one day time horizon (15 day moving average)

Interest Rate VaR
Equities VaR
Exchange rates VaR
Credit spread VaR
Commodities VaR
25.0
20.0
15.0
10.0
5.0
0.0
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20

Gauging and backtesting measures
Given that Value at Risk uses statistical techniques under normal conditions, for a certain confidence level and for a defined time horizon, the maximum potential loss estimated can differ from real losses. Therefore, the Group regularly analyses and contrasts the accuracy of the VaR calculation model to confirm its reliability.
To assess the accuracy of the VaR model, internal backtesting, VaR contrast measures, and hypothetical portfolio analysis for subsidiaries covered by the internal market risk model are conducted by market risk functions, among other tests. In addition, for those subsidiaries with an approved internal model, regulatory backtesting is performed in order to identify the number of overshootings (when the daily loss or profit exceeds VaR or VaE), that will impact the calculation of market risk regulatory capital requirements.
Backtesting is designed to assess the general quality or effectiveness of the risk measurement model by comparing the VaR (Value at Risk) measures with P&L results. The Group performs backtesting analysis by comparing the daily VaR/VaE obtained on D-1 with the following P&L obtained on D:

•Economic P&L: refers to the P&L calculated on the basis of end-of-day mark-to-market or mark-to-model values. This test is used to check, whether the VaR/VaE methodology used by the entity to measure and aggregate risk is adequate.
•Actual P&L: refers to the daily P&L calculated based on a comparison between the portfolio's end-of-day value and its actual value at the end of the subsequent day, includes the profit and loss stemming from intraday activities, excluding fees, commissions, and net interest income. This P&L is used for regulatory purposes, to count regulatory overshootings.
•Hypothetical P&L: refers to the daily P&L calculated by comparing the portfolio's end-of-day value and its value at the end of subsequent day, assuming unchanged positions. In this case, the time effect is not considered, so that it is consistent with VaR. This backtesting is used to check whether the portfolios are regularly subjected to an intra-day risk which is not reflected in the closing positions, and, therefore, not reflected in VaR. This backtesting is also used for regulatory purposes to count regulatory overshootings.
•Theoretical P&L: calculated using the market risk calculation engine, without taking into account intra-day results, changes in portfolio positions or the passage of time (Theta). This P&L is used exclusively to test the quality of the internal VaR model.
The number (or proportion) of overshootings registered is one of the most intuitive indicators in order to establish the goodness of fit of a model. Regulatory backtesting is calculated for a historic period of one year (250 days) and at a VaR confidence level of 99%.
In the last twelve months, for Hypothetical P&L backtesing and for the total portfolio, there were four overshootings in VaR at 99%, two of them recorded in the first half of 2020. In 2019 they were due to the increase in market volatility caused by US/China trade disputes and political uncertainty in Argentina, while in 2020 they were caused by the strong variations in exchange rates and

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interest rates mainly in emerging economies due the volatility spike caused by the health crisis. There were two overshootings in VaE, both recorded in the first half of 2020, caused by the strong variations in exchange rates and interest rates mainly in emerging economies. The number of observed overshootings in VaR and in VaE is consistent with the assumptions specified in the VaR calculation model.

Derivatives risk management
Our derivatives activity is mainly focused on the sale of investment products and hedging risks for our customers. Risk management is focused on ensuring that the net open risk is the lowest possible.
These transactions include options on equities, fixed income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, the UK and Mexico.
Risk of derivatives (in terms of VaR Vega at 99%, over a one day horizon) moved in the first half of 2020 in a range between EUR 1.1 million and EUR 5.9 million.
The Group continues to have a very limited exposure to complex structured instruments or assets. This is a reflection of our risk culture with prudence in risk management as one of our hallmarks. At the end of the first half of 2020, the Group had:
•Hedge funds: the exposure was EUR 59 million, all of it indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.
•Monolines: no exposure at the end of June 2020.
The Group’s policy for approving new transactions related to these products is still extremely prudent and conservative. It is subject to strict supervision by the Group’s senior management.
Scenario analysis
Various stress scenarios were calculated and analysed regularly in the first half of 2020 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Worst Case scenario
This scenario is given particular attention as it combines historic movements of risk factors with a historic volatility equivalent to ±3 and ± 6 standard deviations. The scenario is defined by taking for each risk factor the movement which represents the largest potential loss in the portfolio.
At the end of June 2020, that scenario implied, for the global portfolio, interest rate rises in South American and European markets while falls in North American markets, stock market falls in most of the regions, depreciation of European and North American currencies against the euro while the opposite movement in South American ones, and decreases in credit spreads. The results for this scenario at the end of June 2020 are shown in the following table.

Stress scenario: worst case. EUR million

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(51.9)	(27.9)	(17.5)	(13.6)	0.0	(110.9)
Europe	(21.1)	(26.7)	(2.6)	(13.5)	0.0	(63.9)
South America	(25.8)	(1.1)	(7.8)	(0.1)	0.0	(34.8)
North America	(5.0)	(0.1)	(7.1)	0.0	0.0	(12.2)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be EUR 110.9 million, if the stress movements defined in the scenario materialized in the market. This loss would be concentrated in Europe (in the following order: equities, interest rate, credit spread and exchange rate).

Other global stress test scenarios
‘Abrupt crisis’: an ad-hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and increased credit spreads.
‘Subprime crisis’: US mortgage crisis historic scenario. The objective of the analysis was to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), and both cases showed stock markets falls and lower interest rates in core markets and rises in emerging markets, in addition to the appreciation of the US dollar against other currencies.

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‘Plausible Forward Looking Scenario’: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and their expert judgement regarding short-term changes in market variables which may have a negative impact on such positions.
‘EBA adverse scenario’: scenario proposed by the EBA as part of its stress test exercise. This scenario reflects the systemic threats considered to be the most serious to the stability of the banking sector in the European Union.
Analysis of reverse stress tests, which are based on establishing a predefined result (non-feasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements that could cause that situation to materialise.
A stress test assessment report is produced and distributed on a monthly basis, containing explanations of the main variations in results for the different scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

D. Structural balance sheet risk management
System for controlling limits
As already stated for trading market risk, under the annual limits plan framework, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.
The main limits are:
• Balance sheet structural interest rate risk:
• Limit on the sensitivity of net interest income over a 1 year horizon.
• Limit on the sensitivity of the value of equity.
• Structural exchange rate risk:
• Net position in each currency (for results hedging positions).
In the event that one of these limits or their sub limits is breached, the risk management executives from the lines of business must explain the reasons for this and provide an action plan to correct it.
Methodologies
a) Structural interest rate risk
The Group analyses the sensitivity of its net interest income (NII) and equity value to changes in interest rates. These sensitivities measure the impact of changes in interest rates on the value of a financial instrument, a portfolio or the Group as a whole, as well as the impact on the profitability structure over the given time horizon for which NII is calculated.
Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that defined by the Group. These measures can range from opening positions in markets to the definition of the interest rate characteristics of our commercialized products.
The metrics used by the Group to control interest rate risk in these activities are the repricing gap, sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.
b) Interest rate gap on assets and liabilities
This is the basic concept for identifying the Group’s interest rate risk profile and it measures the difference between the volume of sensitive assets and liabilities on and off balance sheet that re-price (i.e. that mature or are subject to rate revisions) at certain times (called, buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its NII and equity value to changes in interest rates.
c) Net interest income (NII) sensitivity
NII is calculated as the difference between income from interest on assets and the interest cost of liabilities in the banking book over a given time horizon of 1 year. NII sensitivity is the difference between the NII calculated under a selected scenario and the NII calculated under a base scenario. Therefore there may be as many NII sensitivities as there are scenarios considered. This metric allows for the identification of short-term risks, and it is complementary to the EVE sensitivity.
d) Economic value of equity (EVE) sensitivity
This measures the interest rate risk implicit in equity value, which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of outstanding liabilities, based on the impact that a change in interest rates would have on those current values. EVE sensitivity, is obtained as the difference between the EVE calculated under a selected scenario and the one calculated under a base scenario. Therefore there may be as many EVE sensitivities as there are scenarios considered. This metric allows for the identification of long term risks and it is complementary to NII.

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e) Treatment of liabilities with no defined maturity
Under the Group´s model, the total volume of account balances with no maturity is divided between stable and unstable balances, which are obtained from a model based on the relationship between balances and their own moving averages.
From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.
f) Pre-payment treatment for certain assets
The potential pre-payment risk mainly affects fixed-rate mortgages in those subsidiaries where contractual rates for these portfolios are at low levels compared to market levels. This risk is modelled in these units and included in the metrics used to monitor the risk appetite.
g) Value at Risk (VaR)
For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.
h) Structural foreign exchange rate risk/hedging of results
These activities are monitored via position measurements, VaR and results, on a daily basis.
i) Structural equity risk
These activities are monitored via position measurements, VaR and results, on a monthly basis.

E. Structural balance sheet risks key metrics
The market risk profile inherent to the Group's balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income margin, remained moderate in the first half of 2020, in line with previous years.
The interest rate risk originated by commercial banking in each subsidiary is transferred for management purposes – through an internal risk transfer system – to the local Financial division, which is responsible for the subsidiary’s structural risk management generated by interest rate fluctuations. The Group’s usual practice is to measure interest rate risk by using statistical models, relying on mitigation strategies of structural risk using interest rate instruments, such as fixed income bond portfolios and derivative instruments to maintain the risk profile at levels that are appropriate to the risk appetite approved by the board of directors.

Structural interest rate risk
Europe
The main balance sheets, those of the Parent and United Kingdom, in mature markets and in a low interest rate environment, usually show positive sensitivities to interest rates in economic value of equity and net interest income.
Exposure levels in all countries are moderate in relation to the annual budget and capital levels.
At June 2020, risk on net interest income over a one year horizon, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the Euro at EUR 270 million, the British pound yield curve at EUR 84 million, the Polish zloty at EUR 59 million, and the US dollar at EUR 18 million, all related to risks of rate cuts.

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Net interest income (NII) sensitivity
% of the total

Other: Portugal and SCF.

At the same date, the most relevant risk in economic value of equity, measured as the sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the Euro interest rate curve, at EUR 2,992 million, followed by the British pound at EUR 652 million, the USD dollar at EUR 215 million and the Polish zloty at EUR 110 million, all related to risks of rate cuts.

Economic value of equity (EVE) sensitivity
% of the total

Other: Poland, Portugal and SCF.

South America
South American balance sheets are usually positioned for interest rate cuts in terms of both economic value and net interest income.
In the first half of 2020, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June, risk on net interest income over one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was mainly found in two countries, Brazil (EUR 96 million) and Chile (EUR 52 million) as shown in the chart below.

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Net interest income (NII) sensitivity
% of the total

Other: Argentina, Peru and Uruguay.

Risk to the economic value of equity, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also found mainly in Brazil (EUR 375 million) and Chile (EUR 233 million).

Economic value of equity (EVE) sensitivity
% of the total
Other: Argentina, Peru and Uruguay.

North America
North American balance sheets usually show positive sensitivities to interest rates in economic value of equity and net interest income, except for economic value of equity in Mexico.
In the first half of 2020, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
At the end of June, net interest income risk over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was mainly located in USA (EUR 39 million) as shown in the chart below.

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Net interest income (NII) sensitivity
% of the total

Risk to the economic value of equity, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also concentrated in USA (EUR 1,019 million).

Economic value of equity (EVE) sensitivity
% of the total

Structural foreign exchange rate risk/hedging of results
Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, their results and the hedging of both.
This management is dynamic and seeks to limit the impact on the core capital ratio from foreign exchange rates movements.
At the end of June 2020, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in US dollars, UK pounds sterling, Brazilian reais, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions, which are permanent in nature, with foreign exchange-rate derivatives.
In addition, the Financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in subsidiaries where the base currency is not the euro.

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Structural equity risk
The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage owned or control.
The equity portfolio available for the banking book at the end of June 2020 was diversified in securities in various countries, for example Spain, China, Morocco and Poland among others. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example real estate activities or public administrations.
Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of June 2020, the VaR at 99% over a one day time horizon was EUR 317.2 million (EUR 169.8 and EUR 180.1 million at the end of 2019 and 2018, respectively).

Structural VaR
A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB (the VaR for this activity was described previously), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.
In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR
EUR million. VaR at 99% with one day time horizon.

	2020				2019		2018
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	612.7	883.9	1188.1	946.8	511.4	729.1	568.5	556.8
Diversification effect	(343.1)	(397.9)	(258.1)	(425.7)	(304.2)	(402.0)	(325.0)	(267.7)
VaR interest rate*	462.7	536.9	577.3	508.3	345.6	629.7	337.1	319.5
VaR exchange rate	317.8	471.7	547.0	547.0	308.1	331.7	338.9	324.9
VaR equities	175.3	273.2	321.9	317.2	161.9	169.8	217.6	180.1
* Includes credit spread VaR on ALCO portfolios.

F. Pension and actuarial risks

Pension risk
In managing the risk associated with the defined benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred by the assets and the investments of the fund, as well as the actuarial risks from the fund’s liabilities, i.e. the pension obligations with its employees.
The main Group’s goal regarding the pension risk control and management is focused in the identification, measurements, monitoring, mitigation and communication of this risk.
The Group’s priority is, thereby, to identify and mitigate all sources of pension risk.
The Group annually estimates the combined losses in assets and liabilities under a defined stress scenario including changes in interest rates, exchange rates, inflation, stock markets and real estate prices, as well as credit and operational risk.
Actuarial risk
Actuarial risk arises due to biometric changes in the life expectancy of the defined benefit commitments beneficiaries, life insurance policy holders, unexpected increases of compensations envisaged in non-life defined benefit commitments insurance and from unexpected behavioural changes of insurance policyholders in the exercise of the options included in the insurance contracts.
We distinguish the following actuarial risks:
Life liability risk: risk of loss in the value of pension obligation liabilities caused by fluctuations in risk factors affecting these liabilities:
•Mortality/longevity risk: risk of loss due to changes in the value of liabilities due to changes in the estimated probability of death/survival of the insured parties.
•Morbidity risk: risk of loss due to changes in the value of liabilities resulting from changes in the estimated probability of disability/incapacity of insured parties.

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•Surrender/lapse risk: risk of loss due to changes in the value of liabilities because of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.
•Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.
•Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.
Non-life liability risk: risk of a loss due to changes in the value of non-life benefit liabilities acquired by Santander with its employees, caused by fluctuations in the risk factors affecting these liabilities:
•Premium risk: loss derived from the insufficiency of premiums to cover any disasters that may occur.
•Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs for managing said disasters.
•Catastrophe risk: losses caused by catastrophic events that increase the Group’s non-life liability.
G. Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
Given the retail nature of the Group, commercial branches have continued taking deposits following the selective financing strategy of the Group considering their costs.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets, taking advantage of favourable market conditions that existed prior to the World Health Organization (WHO) declaration of global pandemic and later on, once capital markets were gradually reopened. The Group issued in the first half of 2020 €26,228 million of medium- and long-term issues, of which €8,796 million was senior debt, €6,518 million was covered bonds and €10,914 million were TLAC (Total Loss Absorbing Capacity) eligible instruments of which €9,063 million was senior non-preferred, €351 million was subordinated debt and €1,500 million was additional Tier 1 . Maturities of medium- and long-term debt amounted to €19,496 million in the first half of 2020, of which €13,575 million was senior debt, €3,520 million was covered bonds, €908 million was senior non-preferred and €1,493 million was preference shares. Additionally, securitizations placed in the market amounted to €6,604 million and additional €1,000 million was extended while maturities followed a similar pattern.

In short, all these actions have contributed to strengthen the Group’s balance sheet and capital base and helped to maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2020 were:

•Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

•As of June 30, 2020, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 76% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, senior non-preferred debt, covered bond, subordinated debt and preferred shares) with a moderately conservative maturity (4.6 years as of June 30, 2020). All of this results in moderate needs of recourse to short term wholesale funding at the Group level.

Excluding securitizations, most medium- and long-term issuance activity has been concentrated on Eurozone and UK, with a moderate contribution from USA and Latin-American countries.

At June 30, 2020, the Group's structural liquidity surplus stood at €176.2 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€189.9 billion), equities (€12.2 billion) and net lent deposits from central banks and credit entities (€8.3 billion), partially offset by short term funding balance (€34.1 billion).

•High capacity to obtain liquidity on the balance sheet. The reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries. As a proof of this sound and ample liquidity position, the Group as a whole exhibits both

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Liquidity Coverage Ratio (LCR) well above the 100% regulatory limit and a Net Stable Funding Ratio (NSFR), also well above 100%. Compared with 2019 year end, levels for both ratios have substantially increased during the first half of 2020 boosted by Eurozone units’ behaviour even when part of this increase is likely to revert in the coming months.

•Access to wholesale markets for liquidity on the basis of short and long-term ratings.

•Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the parent Bank to finance their activity.

•Moderate use of assets as security for structural balance-sheet funding sources that has increased since the end of 2019, remaining still at limited levels, as a consequence of the utilization of Central Banks’ programmes put in place worldwide to prevent further damages on economic activity resulting from COVID-19 pandemic.

Santander Group performs a continuous internal process to ensure the adequacy of both, its liquidity position and the management, measurement, monitoring and control of its liquidity risk (Group Internal Liquidity Adequacy and Assessment Process). However, in accordance to Santander’s model for liquidity management based on autonomous subsidiaries, this adequacy assessment process in fact encompasses separate adequacy assessment processes at the subsidiary level (each of them an Internal Liquidity Adequacy and Assessment Process), which are complemented and overseen by corporate processes, governance and coordination functions.
All these processes, which are forward looking and integrated into the decision-making and management process, risk management and risk appetite, liquidity planning and overall strategy, have the ultimate objective of ensuring that Group’s entities have and will have adequate liquidity resources to meet their obligations under both normal and stressed conditions and over an appropriate set of time horizons, taking into account all material sources of liquidity risk.

ITEM 9. CORPORATE GOVERNANCE

In addition to the second quarter 2020 information disclosed in "Part 1. Consolidated Directors’ Report—Corporate Governance", the following are other significant corporate governance events occurred during 2020:

Changes in the board of directors
•On 3 April 2020, the general shareholders’ meeting approved the appointments of Mr Sergio Rial as an executive director of the board and of Mr Luis Isasi as an external director, which replace Mr. Ignacio Benjumea and Mr. Guillermo de la Dehesa, respectively.
Changes in the composition of the board committees
•After leaving the board on 3 April 2020, Mr Guillermo de la Dehesa also ceased to be a member of the executive, appointments, remuneration and innovation and technology committees.
•On 2 April 2020, Mrs Pamela Walkden was appointed, with effects from 26 April, as Group audit committee chairman replacing Mrs Belén Romana, who will remain a member of the committee, having completed the four year period since her appointment as chairman, as provided by the regulation of the board.

Annual General Meeting
The annual general shareholder’s meeting was held on 3 April 2020.
•In accordance with Royal Decree 463/2020 of 14 March declaring the state of emergency to address the health situation caused by COVID-19, in accordance with articles 40 and 41 of Royal Decree-Law 8/2020 of 17 March on urgent extraordinary measures to address the economic and social impact of COVID-19 and in order to safeguard the general interests, health and safety of shareholders, employees and other people who participate in organising and holding the general meeting, by resolution of the board of directors announced on 10 and 23 March, the venue of the ordinary general shareholders’ meeting was changed to Ciudad Grupo Santander in Boadilla del Monte (Madrid), and was held without the shareholders attending in person but using the software applications to remotely attend the meeting established in the Bank’s bylaws and regulations for the general shareholders’ meeting to guarantee the rights of all shareholders to receive information, to remotely attend the meetings, to participate and to vote at the general meeting.
•Furthermore, and in compliance with the ECB recommendation issued on 27 March, on 2 April a material fact was published, announcing the decision of the board to withdraw from the agenda of the ordinary general shareholders meeting the proposals

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under points Two and Seven A, regarding, respectively, the application of the Banks 2019 results and the capital increase to instrument, through the application of the Santander Dividendo Elección programme, the part of the remuneration corresponding to the final dividend against 2019 results initially contemplated. A further general shareholders meeting will be held no later than 31 October in which shareholders’ will have the opportunity to decide on the new proposed application of 2019 results, which might differ from the one initially proposed for the aforementioned general shareholders’ meeting and, if needed, on any supplementary resolutions.
•The decision to withdraw from the agenda the aforementioned proposals was as provided for by the joint communication issued by the Spanish National Securities Commission and the Spanish Registrars Society on 26 March 2020, articles 40.6.bis and 41.3 Royal Decree-Law 8/2020 on 17 March, according to the First Final Provision of Royal Decree Law 11/2020 on 31 March.
•At the AGM, a total of 589,268 shareholders were present or represented, holders of 10,802,580,226 shares. The quorum was 65.0% of the Bank’s share capital.
•The agreements submitted to a vote received an average 94.37% of favourable votes. The Bank’s management during 2019 was approved by 99.68% of votes.
•The remuneration policy for directors for 2020, 2021 and 2022 was submitted to the Meeting’s binding approval, and received 94.40% of votes in favour.
•All the proposed agreements, the reports of administrators and other legal documentation regarding the AGM were published on the Group’s website on 28 February when the meeting was called. The documentation includes the 2019 Form 20-F which has a section on corporate governance setting out the main activities of the board and of its committees in 2019, including detailed information on the regulations and procedures on which the Bank’s corporate governance system is based, as well as the annual report on directors’ remuneration.
•In addition to the appointments of Mr Luis Isasi and Mr Sergio Rial as new directors, the board approved the ratification and re-election of Mrs Pamela Walkden as independent director and the re-election of Mrs Ana Botín-Sanz de Sautuola as an executive director, Mr Rodrigo Echenique as an external director and Mrs Esther Giménez-Salinas and Mrs Sol Daurella as independent directors.

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ITEM 10. OTHER DISCLOSURES

Purchases of equity securities by the issuer and affiliated purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2020:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2020	purchased	unit) in euros	programs	under the plans or programs
January	22,885,461	3.70	―	―
February	24,959,904	3.84	―	―
March	53,709,167	2.46	―	―
April	30,886,039	2.09	―	―
May	25,387,364	2.00	―	―
June	10,349,203	2.49	―	―
Total	168,177,138

During the first six months of 2020, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 31 July 2020	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer

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